Form 20-F
period 2017-12-31
Gridsum Holding Inc.
filed 2019-01-07
CIK 1647338

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017

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

South Wing, High Technology Building

No. 229 North 4th Ring Road

Haidian District, Beijing 100083

People’s Republic of China

(Address of principal executive offices)

Michael Peng Zhang, Co-Chief Financial Officer

South Wing, High Technology Building

No. 229 North 4th Ring Road

Haidian District, Beijing 100083

People’s Republic of China

Telephone: (86-10) 8261-9988

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
American Depositary Shares, each representing one Class B Ordinary Share, par value US$0.001 per share Class B Ordinary Shares, par value US$0.001 per share*	The Nasdaq Stock Market LLC The Nasdaq Stock Market LLC

*	Not for trading, but only in connection with the listing on The Nasdaq Stock Market of the American Depositary Shares.

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

As of December 31, 2017, there were 30,823,828 ordinary shares outstanding, par value $0.001 per share, being the sum of 4,543,461 Class A ordinary shares and 26,280,367 Class B ordinary shares.

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

☒  Yes            ☐  No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

☒  Yes             ☐  No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☒

Non-accelerated filer	☐	Emerging growth company	☒

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

EXPLANATORY NOTE

Our annual consolidated financial statements for the years ended December 31, 2015, 2016 and 2017 have been audited by Shandong Haoxin Certified Public Accountants Co., Ltd. in accordance with the standards of the Public Company Accounting Oversight Board (United States). For more information, see “Item 16.F. Change in Registrant’s Certifying Accountant.” Our consolidated financial statements for the years ended December 31, 2015 and 2016 included in this annual report have been restated. Our previously issued consolidated financial statements (and the related audit opinion) included in our annual report on Form 20-F for the year ended December 31, 2016 should not be relied upon. The restatement of our financial statements as of and for the years ended December 31, 2015 and 2016 has resulted in certain changes to the Company’s consolidated financial statements. For more information on the effects of the restatement, see note 2(a) to the Company’s consolidated financial statements included in this annual report.

We have not amended, and we do not intend to amend, our previously filed annual report on Form 20-F for the year ended December 31, 2016 or our quarterly financial statements attached as exhibits to our current reports on Form 6-K previously furnished to the United States Securities and Exchange Commission (the “SEC”). All financial information included in reports previously filed or furnished by us is superseded by the information in this annual report.

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

We use RMB as our reporting currency in our financial statements and in this annual report. This annual report contains translations of RMB amounts into U.S. Dollars at specific rates solely for the convenience of the readers. Unless otherwise noted, any RMB amounts are translated into U.S. Dollars at the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on December 29, 2017, which was RMB6.5063 to US$1.00. We make no representation that any RMB or U.S. Dollar amounts could have been, or could be, converted into U.S. Dollars or RMB, as the case may be, at any particular rate, at the rate stated above, or at all. The exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on December 28, 2018 was RMB6.8755 to US$1.00. See “Item 3. Key Information—A. Selected Financial Data—Exchange Rate Information.”

FORWARD-LOOKING STATEMENTS

Certain statements contained in this annual report on Form 20-F, including those statements contained under the captions “Item 4. Information on the Company” and “Item 5. Operating and Financial Review and Prospects” that are not statements of historical fact, are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, or Securities Act, Section 21E of the Securities Exchange Act of 1934, as amended, or Exchange Act, and within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements can be generally identified by the use of terms such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “likely to” or other similar expressions. In addition to the statements contained in this annual report, we (or our directors or executive officers authorized to speak on our behalf) from time to time may make forward-looking statements, orally or in writing, regarding us (including our subsidiaries and consolidated affiliated entities) and our business, including in press releases, oral presentations, filings under the Securities Act, the Exchange Act or securities laws of other countries, and filings with The Nasdaq Stock Market, or other stock exchanges. These forward-looking statements include, but are not limited to, statements about:

•	our goals and strategies;

•	our future business development, financial condition and results of operations;

•	expected changes in our revenues, costs or expenditures;

•	developments in the digital intelligence and related industries in China and globally;

•	the growth of social media, internet and mobile users and internet and mobile advertising in China;

•	competition in our industry;

•	fluctuations in general economic and business conditions in China; and

•	PRC governmental policies relating to media, software, big data, the internet and online advertising.

You should not rely upon our forward-looking statements as predictors of future events. Such forward-looking statements represent our judgment or expectations regarding the future, and are subject to risks and uncertainties that may cause actual events and our future results to be materially different than expected by us or indicated by such statements. See the information under “Item 3. Key Information—D. Risk Factors” and elsewhere in this annual report for a discussion of these risks, assumptions and uncertainties. These risks, assumptions and uncertainties are not necessarily all of the important factors that could cause actual results to differ materially from those expressed in any of our forward-looking statements. We operate in an evolving environment and new risk factors and uncertainties emerge from time to time and it is not possible for us to predict all risk factors and uncertainties. Nor can we assess the impact of all factors on our business, or the extent to which any factor or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. We undertake no obligation, and specifically decline any obligation, to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this annual report might not occur. We qualify all of our forward-looking statements by these cautionary statements.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A.    Selected Financial Data

The following selected consolidated statement of operations data for the years ended December 31, 2015, 2016 and 2017, and selected consolidated balance sheet data as of December 31, 2015, 2016 and 2017, have been derived from our audited consolidated financial statements included elsewhere in this annual report. The following selected consolidated statement of operations data for the years ended December 31, 2013 and 2014, and selected consolidated balance sheet data as of December 31, 2013 and 2014, have been derived from our audited consolidated financial statements not included in this annual report. The selected consolidated financial data should be read together with our consolidated financial statements and the related notes and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report. Our consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States (U.S. GAAP). Our historical results are not necessarily indicative of results expected for future periods.

	For the Year Ended December 31,
	2013	2014	2015	2016	2017
	RMB	RMB	RMB	RMB	RMB	US$
			(Restated)	(Restated)
	(in thousands, except for share, per share and per ADS data)
Consolidated Statements of Operations Data:
Revenues:
Enterprise	57,025	104,891	208,385	311,106	377,013	57,946
e-Government and other	6,414	21,340	26,904	60,772	102,216	15,710
Less: Business tax and surcharges	(892)	(1,711)	(3,092)	(8,055)	(9,696)	(1,490)

Net revenues	62,547	124,520	232,197	363,823	469,533	72,166
Cost of revenues(1)	(13,810)	(21,143)	(33,392)	(55,707)	(94,640)	(14,546)

Gross profit	48,737	103,377	198,805	308,116	374,893	57,620

Operating expenses:
Sales and marketing expenses(1)	(29,012)	(46,880)	(88,364)	(139,781)	(192,413)	(29,573)
Research and development expenses(1)	(20,385)	(38,137)	(97,553)	(160,387)	(257,921)	(39,642)
General and administrative expenses(1)	(30,276)	(54,931)	(60,820)	(88,108)	(143,743)	(22,093)

Total operating expenses	(79,673)	(139,948)	(246,737)	(388,276)	(594,077)	(91,308)

Loss from operations	(30,936)	(36,571)	(47,932)	(80,160)	(219,184)	(33,688)

Other income/(expense):
Foreign currency exchange gain/(loss)	296	(766)	1,339	(1,600)	(8,552)	(1,314)
Interest income /(expense), net	87	180	80	(614)	(5,430)	(835)
Other income /(expense), net	9	373	111	(1,452)	(1,683)	(259)

Loss before income tax	(30,544)	(36,784)	(46,402)	(83,826)	(234,849)	(36,096)
Income tax expense	(130)	(476)	(15,371)	(14,801)	(4,275)	(657)

Net loss	(30,674)	(37,260)	(61,773)	(98,627)	(239,124)	(36,753)
Less: Net loss attributable to non-controlling interests	—	—	(16)	(53)	(128)	(20)
Net loss attributable to Gridsum Holding Inc.	(30,674)	(37,260)	(61,757)	(98,574)	(238,996)	(36,733)
Accretion to preferred shares redemption value	(3,849)	(9,480)	(19,707)	(16,725)	—	—
Cumulative dividend to preferred shareholders	(8,215)	(16,327)	(16,642)	(12,990)	—	—

Net loss attributable to Gridsum’s ordinary shareholders	(42,738)	(63,067)	(98,106)	(128,289)	(238,996)	(36,733)

Net loss	(30,674)	(37,260)	(61,773)	(98,627)	(239,124)	(36,753)

	For the Year Ended December 31,
	2013	2014	2015	2016	2017
	RMB	RMB	RMB	RMB	RMB	US$
			(Restated)	(Restated)
	(in thousands, except for share, per share and per ADS data)
Foreign currency translation adjustment, net of nil tax	850	(2,006)	(19,330)	8,923	(20,452)	(3,143)

Comprehensive loss	(29,824)	(39,266)	(81,103)	(89,704)	(259,576)	(39,896)

Less: Comprehensive loss attributable to non-controlling interests	—	—	(16)	(53)	(128)	(20)
Comprehensive loss attributable to Gridsum Holding Inc.	(29,824)	(39,266)	(81,087)	(89,651)	(259,448)	(39,876)

Net loss per ordinary share:
Basic and diluted	(4.27)	(6.31)	(9.81)	(8.52)	(7.90)	(1.21)
Net loss per ADS:(2)
Basic and diluted	(4.27)	(6.31)	(9.81)	(8.52)	(7.90)	(1.21)
Weighted average number of ordinary shares used in per share calculations:
Basic and diluted	10,000,000	10,000,000	10,000,000	15,054,865	30,243,250	30,243,250

Non-GAAP Financial Data:(3)
Non-GAAP net loss attributable to Gridsum’s ordinary shareholders	(40,444)	(59,185)	(89,300)	(117,659)	(216,069)	(33,210)
Non-GAAP net loss per ordinary share attributable to Gridsum’s ordinary shareholders:
Basic and diluted	(4.04)	(5.92)	(8.93)	(7.82)	(7.14)	(1.10)
Non-GAAP net loss per ADS attributable to Gridsum’s ordinary shareholders:
Basic and diluted	(4.04)	(5.92)	(8.93)	(7.82)	(7.14)	(1.10)
EBITDA	(26,885)	(29,927)	(33,382)	(59,319)	(197,945)	(30,424)
Adjusted EBITDA	(24,591)	(26,045)	(24,576)	(48,689)	(175,018)	(26,901)

(1)	Share-based compensation expenses were allocated in cost of revenues and operating expenses as follows:

	For the Year Ended December 31,
	2013	2014	2015	2016	2017
	RMB	RMB	RMB	RMB	RMB	US$
			(Restated)	(Restated)
	(in thousands)
Cost of revenues	32	71	335	319	501	77
Sales and marketing expenses	86	370	1,651	2,252	4,739	728
Research and development expenses	163	449	3,347	3,955	8,641	1,328
General and administrative expenses	2,013	2,992	3,473	4,104	9,046	1,390

Total	2,294	3,882	8,806	10,630	22,927	3,523

(2)	Each ADS represents one Class B ordinary share.
(3)	See “—Non-GAAP Financial Measures.”

	As of December 31,
	2013	2014	2015	2016	2017
	RMB	RMB	RMB	RMB	RMB	US$
			(Restated)	(Restated)
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	77,960	61,830	198,523	520,452	166,690	25,620
Total assets	198,634	227,597	618,246	1,208,500	1,403,097	215,653
Total liabilities	121,982	182,192	357,652	431,251	859,406	132,090
Total mezzanine equity	163,324	176,941	476,018	—	—	—
Ordinary shares	68	68	—	—	—	—
Class A ordinary shares	—	—	31	31	31	5
Class B ordinary shares	—	—	37	168	176	27
Additional paid-in capital	8,034	2,436	—	1,090,991	1,107,201	170,174

	As of December 31,
	2013	2014	2015	2016	2017
	RMB	RMB	RMB	RMB	RMB	US$
			(Restated)	(Restated)
	(in thousands)
Statutory reserve	—	—	—	6,662	6,730	1,034
Accumulated deficit	(97,100)	(134,360)	(196,866)	(310,847)	(549,911)	(84,520)
Total Gridsum’s shareholders’ equity /(deficit)	(86,672)	(131,536)	(215,808)	776,918	533,688	82,026
Non-controlling interests	—	—	384	331	10,003	1,537
Total shareholders’ equity/(deficit)	(86,672)	(131,536)	(215,424)	777,249	543,691	83,563
Number of outstanding ordinary shares	10,000,000	10,000,000	10,000,000	15,054,865	30,243,250	30,243,250

Non-GAAP Financial Measures

In evaluating our business, we consider and use the following non-GAAP financial measures as supplemental measures to review and assess our operating performance: non-GAAP net loss attributable to Gridsum’s ordinary shareholders, non-GAAP net loss per share attributable to Gridsum’s ordinary shareholders, non-GAAP net loss per ADS attributable to Gridsum’s ordinary shareholders, EBITDA and adjusted EBITDA. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared in accordance with U.S. GAAP. We define (i) non-GAAP net loss attributable to Gridsum’s ordinary shareholders as net loss attributable to Gridsum’s ordinary shareholders before share-based compensation, (ii) non-GAAP net loss per share attributable to Gridsum’s ordinary shareholders as its per share equivalent and (iii) non-GAAP net loss per ADS attributable to Gridsum’s ordinary shareholders as its per ADS equivalent. We define EBITDA as net loss before interest income and expenses, income tax expenses and depreciation expenses, and adjusted EBITDA as EBITDA before share-based compensation.

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

The following tables reconcile our non-GAAP net loss attributable to Gridsum’s ordinary shareholders, EBITDA and adjusted EBITDA in 2013, 2014, 2015, 2016 and 2017 to the most directly comparable financial measures calculated in accordance with U.S. GAAP, which are net loss attributable to Gridsum’s ordinary shareholders and net loss, respectively:

	For the Year Ended December 31,
	2013	2014	2015	2016	2017
	RMB	RMB	RMB	RMB	RMB	US$
			(Restated)	(Restated)
	(in thousands, except for share, per share and per ADS data)
Reconciliation of Net Loss Attributable to Gridsum’s Ordinary Shareholders to Non-GAAP Net Loss Attributable to Gridsum’s Ordinary Shareholders:
Net loss attributable to Gridsum’s ordinary shareholders	(42,738)	(63,067)	(98,106)	(128,289)	(238,996)	(36,733)

Share-based compensation	2,294	3,882	8,806	10,630	22,927	3,523

Non-GAAP net loss attributable to Gridsum’s ordinary shareholders	(40,444)	(59,185)	(89,300)	(117,659)	(216,069)	(33,210)

Weighted average number of ordinary shares used in net loss per share attributable to Gridsum’s ordinary shareholders and non-GAAP net loss per share attributable to Gridsum’s ordinary shareholders calculations: Basic and diluted	10,000,000	10,000,000	10,000,000	15,054,865	30,243,250	30,243,250

	For the Year Ended December 31,
	2013	2014	2015	2016	2017
	RMB	RMB	RMB	RMB	RMB	US$
			(Restated)	(Restated)
	(in thousands, except for share, per share and per ADS data)
Net loss per ordinary share attributable to Gridsum’s ordinary shareholders: Basic and diluted	(4.27)	(6.31)	(9.81)	(8.52)	(7.90)	(1.21)

Net loss per ADS attributable to Gridsum’s ordinary shareholders: Basic and diluted(1)	(4.27)	(6.31)	(9.81)	(8.52)	(7.90)	(1.21)

Non-GAAP net loss per ordinary share attributable to Gridsum’s ordinary shareholders: Basic and diluted	(4.04)	(5.92)	(8.93)	(7.82)	(7.14)	(1.10)

Non-GAAP net loss per ADS attributable to Gridsum’s ordinary shareholders: Basic and diluted	(4.04)	(5.92)	(8.93)	(7.82)	(7.14)	(1.10)

(1)	Each ADS represents one Class B ordinary share.

	For the Year Ended December 31,
	2013	2014	2015	2016	2017
	RMB	RMB	RMB	RMB	RMB	US$
			(Restated)	(Restated)
		(in thousands)
Reconciliation of Net Loss to EBITDA and Adjusted EBITDA:
Net loss	(30,674)	(37,260)	(61,773)	(98,627)	(239,124)	(36,753)
Interest expense/(income), net	(87)	(180)	(80)	614	5,430	835
Income tax expenses	130	476	15,371	14,801	4,275	657
Depreciation and amortization expenses	3,746	7,037	13,100	23,893	31,474	4,837

EBITDA	(26,885)	(29,927)	(33,382)	(59,319)	(197,945)	(30,424)

Share-based compensation	2,294	3,882	8,806	10,630	22,927	3,523
Adjusted EBITDA	(24,591)	(26,045)	(24,576)	(48,689)	(175,018)	(26,901)

Exchange Rate Information

Our reporting currency is RMB. Substantially all of our operations are conducted in China and substantially all of our revenues and costs are denominated in RMB. This annual report contains translations of RMB amounts into U.S. Dollars at specific rates solely for the convenience of the readers. The conversion of RMB into U.S. Dollars in this annual report is based on the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board. Unless otherwise noted, any RMB amounts are translated into U.S. Dollars at the exchange rate on December 29, 2017 which was RMB6.5063 to US$1.00. We make no representation that any RMB or U.S. Dollar amounts could have been, or could be, converted into U.S. Dollars or RMB, as the case may be, at any particular rate, at the rates stated below, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade. The exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on December 28, 2018 was RMB6.8755 to US$1.00.

The following table sets forth information concerning exchange rates between the RMB and the U.S. Dollar for the periods indicated. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this annual report or will use in the preparation of our periodic reports or any other information to be provided to you.

	Noon Buying Rate
Period	Period End	Average(1)	Low	High
	(RMB Per US$1.00)
2013	6.0537	6.1412	6.2438	6.0537
2014	6.2046	6.1704	6.2591	6.0402
2015	6.4778	6.2869	6.4896	6.1870
2016	6.9430	6.6549	6.9580	6.4480
2017	6.5063	6.7350	6.9575	6.4773

	Noon Buying Rate
Period	Period End	Average(1)	Low	High
	(RMB Per US$1.00)
2018
June 2018	6.6171	6.4651	6.6235	6.3850
July 2018	6.8038	6.7164	6.8102	6.6123
August 2018	6.8300	6.8467	6.9330	6.8018
September 2018	6.8680	6.8551	6.8880	6.8270
October 2018	6.9737	6.9191	6.9737	6.8680
November 2018	6.9558	6.9367	6.9558	6.8894
December 2018 (through December 28, 2018)	6.8755	6.8842	6.9077	6.8343

(1)	Annual averages are calculated using the average of month-end rates of the respective periods. Monthly averages are calculated using the average of the daily rates during the respective periods.

B.    Capitalization and Indebtedness

Not applicable.

C.    Reasons for the Offer and Use of Proceeds

Not applicable.

D.    Risk Factors

The following important risk factors, and other risks that may be described in other reports we submit to or file with the SEC, could affect our actual results and cause those results to differ materially from what is expressed in forward-looking statements we make from time to time. If any of these risks actually occurs, our business, financial condition and results of operations could be materially adversely affected, the trading price of our ADSs could decline, and you could lose all or part of your investment.

Risks Relating to Our Business

We have a history of losses and we may not achieve or sustain profitability.

We have incurred net losses in each year since our inception in 2005, including net losses of RMB61.8 million, RMB98.6 million and RMB239.1 million (US$36.8 million) in 2015, 2016 and 2017, respectively. We expect to continue to expend substantial financial and other resources on, among other things:

•	investments in our research and development team and in the development of new solutions and enhancements of our existing solutions;

•	sales and marketing, including expanding our sales force, increasing our customer base, increasing market awareness of our solutions and enhancing our brand;

•	expanding of our operations and infrastructure;

•	hiring additional employees; and

•

general and administrative employees and executives, including administrative, legal, human resources, information technology, finance and accounting employees and executives, and other expenses related to being a public company.

These efforts may prove more expensive than we currently anticipate and may not result in increased revenues or growth of our business. We also expect that our revenue growth rate will decline over time and that our costs will increase. In 2018 we experienced a decline in the level of our business activity and related revenues. We may not be able to generate sufficient revenues to offset higher costs and achieve or sustain profitability. If we fail to achieve or sustain profitability, our business and operating results would be adversely affected.

Our limited operating history makes it difficult to evaluate our current business and future prospects, and increases the risk of your investment.

We launched our first data analytics solution in 2009, and introduced our other solutions to the market more recently. This limited operating history and the dynamic nature of the market in which we operate limit our ability to forecast future operating results and subject us to many uncertainties, including our ability to plan for and anticipate future growth. Our historical revenue growth should not be considered indicative of our future performance. We encounter risks and uncertainties frequently experienced by growing companies in rapidly changing industries, such as determining appropriate investments of our limited resources, market reception of our existing and future solutions, competition from other companies, attracting and retaining customers, hiring, integrating, training and retaining skilled personnel, developing new solutions, determining prices for our solutions and unforeseen expenses. If our assumptions regarding these risks and uncertainties, which we use to plan our business, are incorrect or change, or if we do not address these risks successfully, our operating and financial results and our business could be adversely affected.

We identified material weaknesses in our internal controls as of December 31, 2016 and 2017, and if we fail to establish and maintain effective internal controls, our ability to report our financial results accurately or to prevent fraud may be adversely affected, and investor confidence and the market price of the ADSs may be adversely affected.

Prior to our initial public offering in September 2016, we were a private company with limited accounting personnel and other resources with which to address our internal controls. Our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting.

In the course of auditing our consolidated financial statements, we and our then independent registered public accounting firm identified two material weaknesses in our internal control over financial reporting as of December 31, 2016 and 2017. A material weakness is a deficiency, or combination of deficiencies, in internal controls, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. The material weaknesses in our internal controls identified as of December 31, 2016 and 2017 related to: (1) our lack of sufficient financial reporting and accounting personnel with appropriate knowledge of U.S. GAAP and the SEC reporting requirements to properly address complex accounting issues and prepare and review our financial statements and related disclosures in accordance with U.S. GAAP and SEC financial reporting requirements; and (2) the lack of written policies and procedures sufficient to timely record revenues and expenses in our financial statements.

Following the identification of these material weaknesses, we have taken measures to remedy them and to remedy other control deficiencies. The implementation of these remedial measures may not fully address these deficiencies in our internal controls. Our failure to correct these control deficiencies or our failure to discover and address any other control deficiencies could result in inaccuracies in our financial statements and could also impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. As a result, our business, financial condition, results of operations and prospects, as well as the trading price of our ADSs, may be materially adversely affected.

In addition, these control deficiencies could cause investors to lose confidence in our reported financial information, limiting our access to capital markets, adversely affecting our operating results and leading to declines in the trading price of the ADSs. Additionally, ineffective internal controls could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list or to other regulatory investigations and civil or criminal sanctions. We could also be required to restate our historical financial statements.

We have been named as a defendant in a number of shareholder class action lawsuits that could have a material adverse impact on our business, financial condition, results of operation and cash flows, and our reputation.

We have been named as a defendant in a number of shareholder class action lawsuits described in “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings,” and will have to defend against such suits, including any appeals of such suits should our initial defense be unsuccessful. We are currently unable to estimate the possible loss or possible range of loss, if any, associated with the resolution of these suits. In the event that our initial defense of these suits is unsuccessful, there can be no assurance that we will prevail in any appeal.

We cannot predict the outcome of these lawsuits. The matters that led to our Audit Committee investigation and our financial restatement have exposed us to increased risks of litigation, regulatory proceedings and government enforcement actions. We and our current and former directors and officers may, in the future, be subject to additional litigation relating to such matters. Subject to certain limitations, we are obligated to indemnify our current and former directors and officers in connection with such lawsuits and any related litigation or settlements amounts. Regardless of the outcome, these lawsuits, and any other litigation that may be brought against us or our current or former directors and officers, could be time-consuming, result in significant expense and divert the attention and resources of our management and other key employees. An unfavorable outcome in any of these matters could exceed coverage provided under potentially applicable insurance policies, which is limited. Any such unfavorable outcome could have a material effect on our business, financial condition, results of operations and cash flows. Further, we could be required to pay damages or additional penalties or have other remedies imposed against us, or our current or former directors or officers, which could harm our reputation, business, financial condition, results of operations or cash flows.

We experienced rapid growth through 2017, which has placed demands on our management and operational and financial infrastructure.

We experienced rapid growth in our customer base through 2017. We had 309 customers in 2015, 395 customers in 2016 and 505 customers in 2017. Our employee headcount increased from 733 employees as of December 31, 2015 to 1,078 employees as of December 31, 2017. The majority of our revenues in 2015, 2016 and 2017 were generated by sales to existing customers. There can be no assurance that this growth will continue, and such growth has placed, and any further growth will place, significant demands on our management and our operational and financial infrastructure. In 2018 we experienced a decline in the level of our business activity, the number of our customers, and related revenues.

To manage any future growth effectively, we must improve our operational, financial and management systems and processes by, among other things:

•	attracting, training and integrating new employees, particularly for our sales and research and development teams;

•	improving our operational infrastructure to support our business;

•	developing our internal financial controls and disclosure controls to ensure timely and accurate reporting of our operational and financial results; and

•	complying with applicable laws and regulations.

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

For example, the filing of this annual report was delayed in part due to inadequate internal control over financial reporting and changes of auditor. As a result, putative class action lawsuits have been filed against us and the market price of our ADSs has declined significantly, and our ability to secure new financing has declined. Some customers have reduced their level of business with us or not renewed their contracts, and our inability to obtain financing at favorable rates has impacted our working capital and required us to cease doing business with some customers, which we expect to have an adverse effect on our financial results.

We may not be able to secure additional financing on favorable terms, or at all, to meet our future capital needs. If additional capital is not available, we may have to delay, reduce or cease operations, and we may not be able to meet our payment obligations under our indebtedness.

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

In May 2018, we issued and sold a convertible note in the principal amount of US$40 million, or the FutureX Convertible Note, to FutureX Innovation SPC, an affiliate of FutureX Capital Limited, or FutureX. The note is convertible in whole or in part at the holder’s option into our Class B ordinary shares at an initial conversion price of US$6.50, subject to customary adjustments in the case of share splits, share combinations, dividends, spin-offs, recapitalizations and certain other events. The note bears interest at 2.80% per annum. The principal amount of the FutureX Convertible Note and all accrued and unpaid interest will become due on November 5, 2019, or earlier in the case of an event of default or certain fundamental changes of our company. The FutureX Convertible Note significantly increased our debt obligations, and any conversion of the FutureX Convertible Note may cause significant dilution to the interest of our existing shareholders and holders of the ADSs in our company.

Our ability to make payments of the principal of or the interest on, or to refinance, our indebtedness, including the FutureX Convertible Note, depends on our future performance, which is subject to economic, financial, competitive and other factors beyond our control. Our business may not generate cash flow from operations in the future sufficient to service our debt, and we may be required to obtain additional external financing.

If we are unable to obtain adequate financing or financing on terms satisfactory to us when we require it, our ability to support our business and to respond to business opportunities and challenges could be significantly limited, our business, operating results, financial condition and prospects could be adversely affected, and we may not be able to meet our payment obligations under the FutureX Convertible Note and other indebtedness that we may incur from time to time.

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

Our efforts to further develop our technology through increased research and development activities and investment in our platforms may not yield satisfactory results, if any.

The software industry is rapidly evolving and becoming more competitive. We will need to invest significant financial resources in research and development and our platform to keep pace with technological advances in the software industry and to effectively compete in the future. We have expended and may continue to expend significant financial resources in research and development activities and investment in our platform and commercialization of new technologies and platforms to effectively compete with other market players in the future. However, research and development activities and development in platform are inherently uncertain, and we might encounter practical difficulties in commercializing our research results and platform. Technologies that other companies may develop could prove to be more cost-effective that we develop. Therefore, our research and development efforts and investment in platform may be rendered obsolete by the technological advances of others.

To grow our business, we must achieve a high level of customer satisfaction and contract renewals, extend our relationships with existing customers over time and sell our solutions to new customers.

We have no long-term customer contracts, and most of our customer contracts may be renewed on an annual basis. In addition, our top 20 customers accounted for 55%, 55% and 44% of our total revenues during the years ended December 31, 2015, 2016 and 2017, respectively. For our business to grow and succeed we must achieve a high level of customer satisfaction so that our customers will renew their contracts with us and increase their utilization of the solutions they purchase from us. This requires that our solutions perform up to customer expectations and customers achieve the return on investment that they expect. Even if our products perform to specifications, customers may choose not to renew or to cancel early. Our success also depends on our ability to extend our relationships with existing customers, both by growing their utilization of solutions they have purchased and by selling additional products in our solution suites. Finally, our ability to achieve significant revenue growth in the future also depends on our ability to attract new customers.

Our ability to generate customer renewal, customer expansion and new customer sales depends on many factors, including customer satisfaction with the performance of our solutions, our prices, the prices of competing solutions, mergers and acquisitions affecting our customer base, the effects of global economic conditions and reductions in customer spending levels generally. Our success with customers also depends on our ability to maintain a consistently high level of customer service and technical support to retain existing customers and attract new customers. If we are unable to hire and train sufficient support resources to provide adequate and timely support to our customers, our customers’ satisfaction with our solutions will be adversely affected. To the extent that our customers do not renew their contracts, terminate early or renew on less favorable terms or if our efforts to sell additional solutions to existing customers or new customers are not successful, our revenues may decline and our operating results could be adversely affected.

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

In 2015, 2016 and 2017, revenue from our enterprise customers accounted for 90%, 86% and 80% of our net revenues, respectively. We expect that we will continue to depend upon enterprise customers for a significant portion of our revenues for the foreseeable future. A decline in sales to these customers would adversely affect our business, financial condition and operating results.

Our marketing automation solutions allow our customers to automate the bidding for and purchase of keywords on search engines. A relatively small number of premium search engines, such as Baidu, Sogou and Qihoo 360, have historically accounted for a significant portion of the keyword inventory that customers purchased through our marketing automation solutions. In 2015, 2016 and 2017, a majority of the search keyword impressions placed by customers using our marketing automation solutions were placed on Baidu websites. We expect that we will continue for the foreseeable future to depend upon a relatively small number of premium search engines for a significant portion of our customers’ purchases of search keywords. Because we have no long-term commitments from these search engines, they may reduce the inventory they sell to our customers. For example, if Baidu were to change its incentive programs for keyword placements by our marketing automation customers, or to cease doing business with us for any reason, our revenues and our financial results could be materially adversely affected.

Our strategic relationships are an important part of our ability to grow our revenues, and if we do not maintain and strengthen those relationships, our results of operations and financial condition could be adversely affected.

In cooperation with the State Information Center of China, or the SIC, we have established a non-governmental entity, the Research Center for e-Government, and a joint venture company to serve the website and critical business application system needs of PRC local, municipal, provincial and central governmental agencies. Our ability to continue to sell our solutions to public sector agencies will depend on continued cooperation of the SIC and is subject to many uncertainties. For example, the SIC may change its focus and reduce or terminate its support for the e-Government initiative, and PRC public sector agencies may face funding reductions or delays, reducing sales of our solutions. In the event that any of these risks materialize, our revenues and results of operations could be materially adversely affected.

In 2016, we entered into a strategic cooperation agreement with the PRC Supreme People’s Court Press, or People’s Court Press, which established a framework for the application of our technology to legal information services. We have collaborated with the People’s Court Press to develop new offerings such as the Chinese Legal Information Platform (or “Faxin” in Chinese), and, in cooperation with Tencent, a litigation service on WeChat’s micro application platform (Faxin Wei Su). There can be no assurance that these new offerings will be successful.

Selling to public sector customers in the PRC involves special risks. These sales often require significant upfront time and expense without any assurance that these efforts will generate a sale. Governmental agencies may require us to comply with various regulations that are not applicable to sales to commercial enterprises, and may require us to put in place controls and procedures that may be costly to administer. Failure to comply with any such regulations could adversely affect our business, operating results and financial condition, and sales to public sector customers may prove to be unprofitable.

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

Our quarterly operating results may fluctuate significantly due to a wide range of factors, which makes our results difficult to predict.

Our revenues and operating results could vary significantly from quarter to quarter as a result of many factors that are outside of our control, including:

•	fluctuation in our customer base;

•	timing and size of renewal of customer agreements and sales of additional solutions to existing customers;

•	timing and size of sales to new customers;

•	timing of our business expenses, in particular those associated with hiring of new employees;

•	introduction of solutions and enhancements by existing or new competitors in our market and changes in pricing for solutions offered by us or our competitors;

•	changes in customer budgets;

•	seasonal business fluctuations, as reflected in revenues that have generally been highest in the fourth quarter of a calendar year and lowest in the first quarter;

•	our ability to control costs and expenses;

•	the timing of satisfaction of revenue recognition criteria, particularly with regard to large transactions;

•	our ability to provide software solutions on-demand, without network outages or security breaches;

•	fluctuations in our effective tax rate; and

•	general economic and political conditions, domestically and internationally, as well as economic conditions affecting the specific industries in which our customers operate.

Any of these factors could cause our revenues and operating results to fluctuate, so quarter-to-quarter comparisons of our revenues, operating results and cash flows may not necessarily be indicative of our future performance.

We believe that quarter-to-quarter comparisons of our revenues, operating results and cash flows may not be meaningful and should not be relied upon as an indication of future performance. If our revenues or operating results fall below the expectations of investors or securities analysts in a particular quarter or below any guidance we may provide, the price of the ADSs could decline. At such time as we announce our results for interim periods in the year ended December 31, 2018, those results may differ from previously announced interim results, as a result of factors similar to those described in note 2(a) to our consolidated financial statements included in this annual report and other trends in our business.

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

The use of mobile devices to access the online content that our customers offer to their users is growing rapidly and displacing personal computer-based access to those customer offerings. If we cannot provide effective functionality through our mobile solutions, as required by our customers, we may experience difficulty retaining and attracting customers.

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

We may continue to conduct acquisitions and enter into joint ventures, investments or other strategic alliances which may be unsuccessful.

We may continue to grow our operations through acquisitions, as well as joint ventures or other strategic alliances when appropriate opportunities arise. Such acquisitions, joint ventures and strategic alliances may expose us to operational, regulatory and market risks as well as risks associated with additional capital requirements and diversion of management attention. In particular, strategic alliances may expose us to unforeseen risks relating to our counterparty’s business and operations or liabilities that were not discovered by us through our legal and business due diligence prior to our investment, or failure to generate anticipated revenue or other benefits from the acquisition, joint venture or alliance. Any of these risks could have a material adverse effect on our business, financial condition and results of operations.

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

We have not been in compliance with the Nasdaq requirements for continued listing and as a result our ADSs may be delisted from trading on Nasdaq, which would have a material effect on us and our shareholders.

We have been delinquent in the filing of our periodic reports with the SEC, as a result of which we are not in compliance with the rules of The Nasdaq Stock Market and are subject to having our ADSs delisted from trading there. We have attended the hearing with a Nasdaq Hearings Panel, seeking suspension of delisting. On January 4, 2019, we received a letter from the Nasdaq Hearings Panel granting our request to remain listed on Nasdaq, subject to being current in our filings with the SEC on or before January 31, 2019 and certain other conditions. There can be no assurance that we will be able to comply with these conditions, in which case our ADSs may be subject to delisting by Nasdaq. If our ADSs are delisted, there can be no assurance whether or when it would again be listed for trading on Nasdaq or any other stock exchange. If our ADSs are delisted, the market price of our ADSs will likely decline and become more volatile, and our shareholders may find that their ability to trade in our ADSs will be adversely affected. Furthermore, institutions whose charters do not allow them to hold securities in unlisted companies might sell our shares, which could have a further adverse effect on the price of our ADSs.

As a result of the delayed filing of our periodic reports with the SEC, we are not currently eligible to use a registration statement on Form F-3 to register the offer and sale of securities, which may adversely affect our ability to raise future capital or complete acquisitions.

As a result of the delayed filing of our periodic reports with the SEC, we will not be eligible to register the offer and sale of our securities using a registration statement on Form F-3 until we have timely filed all periodic reports required under the Securities Exchange Act of 1934 for twelve calendar months immediately prior to filing of the Form F-3 and there can be no assurance that we will be able to timely file such reports in the future. Should we wish to register the offer and sale of our securities to the public, our transaction costs would increase and the amount of time required to complete the transaction could increase, making it more difficult to execute any such transaction successfully and potentially harming our financial condition.

Our accounts receivable have increased, and our business and results of operations may be adversely affected if we fail to collect amounts owed, or if our allowance for doubtful accounts increases.

Our business depends on our ability to collect our accounts receivable, which mainly represent amounts owed to us from our customers. Failure to collect these accounts receivable in a timely manner may adversely affect our cash flows and results of operations.

We make allowance for the portion of our accounts receivable that we consider unrecoverable. The allowance is based on an assessment of specific evidence indicating doubtful collection, historical experience, account balance aging, prevailing economic conditions and relationships with our customers, among other factors. Changes in the amount can result from many factors, including the growth or changes in our customer base, turnover in personnel, changes in payment policies or practices of customers, or changes in the financial conditions of our customers.

The amount of our accounts receivable (net of allowance for doubtful accounts) increased from RMB273.5 million as of December 31, 2015 to RMB355.9 million as of December 31, 2016 and RMB599.3 million (US$92.1 million) as of December 31, 2017, and represented 44.2%, 29.4% and 42.7% of our total assets as of December 31, 2015, 2016 and 2017, respectively. Moreover, our allowance for doubtful accounts increased from RMB1.3 million, or 0.5% of our total accounts receivable before allowance for doubtful accounts as of December 31, 2015, to RMB21.0 million, or 5.6% of our total accounts receivable before allowance for doubtful accounts as of December 31, 2016 and RMB45.4 million (US$7.0 million), or 7.1% of our total accounts receivable before allowance for doubtful accounts as of December 31, 2017. Increases in our allowance for doubtful accounts may adversely affect our business and results of operations.

Failure to protect our customers’ proprietary data could expose us to risks of liability, loss of business and reputational damage.

Our business depends upon the proper storage, transmission and processing of our customers’ proprietary data, including some personally identifiable information. Security breaches, computer malware and computer hacking attacks could expose us to risks of loss of important customer information, which could result in loss of business, reputational damage, regulatory investigations and orders, litigation, indemnity obligations, damages for contract breach, penalties for violation of applicable laws or regulations and significant costs for remediation and incentives to customers or other business partners in an effort to maintain business relationships after a breach.

Cyberattacks and other malicious internet-based activity continue to increase generally. If our security measures are perceived as weak or are compromised as a result of third-party action, employee or customer error, malfeasance, stolen or fraudulently obtained log-in credentials or otherwise, our customers may curtail or stop using our solutions, our reputation could be damaged, our business could be adversely affected, and we could incur significant liability. We may be unable to anticipate or prevent techniques used to obtain unauthorized access or to sabotage systems because they change frequently and generally are not detected until after an incident has occurred. As we increase our customer base and our brand becomes more widely known and recognized, we may become more of a target for third parties seeking to compromise our security systems or gain unauthorized access to our customers’ data.

Many of our contracts do not have limitation of liability provisions for a security lapse or breach, and we cannot assure you that any contractual limitations of liability provisions would be enforceable or would otherwise protect us from any liabilities or damages with respect to any particular claim. We do not have insurance to cover such liabilities and damages, and cannot be sure that insurance coverage will be available on acceptable terms, will be available in sufficient amounts to cover one or more large claims related to a security breach, or that the insurer will not deny coverage as to any future claim. The successful assertion of one or more large claims against us that exceed available insurance coverage or the occurrence of changes in our insurance policies, including premium increases or the imposition of large deductible or co-insurance requirements, could have a material adverse effect on our business, including expansion rates, financial condition, operating results and reputation.

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

Substantial uncertainties exist with respect to China’s Cyber Security Law as well as any impact it may have on our business operations.

China’s Cyber Security Law aims to establish stringent requirements for network operators in China, and applies to the construction, operation, maintenance and use of networks as well as the supervision and administration of cyber security. Under the Cyber Security Law, network operators, who are broadly defined as “owners and administrators of networks and network service providers,” are required to take necessary actions to prevent security attacks and data loss, including data classification, backup and encryption. Furthermore, the Cyber Security Law specifies requirements on user information protection applicable to network operators, who are prohibited from disclosing without permission or selling individual information with limited exceptions. When network operators become aware of any information that is prohibited by laws and administrative regulations, they are required to immediately cease transmission of such information, and take measures such as deletion of relevant information to prevent its dissemination. Network operators are also required to maintain a record of these incidents when they occur and report them to the relevant authorities. Where any information that comes from outside the territory of China is prohibited by law or regulation, the authorities may request relevant institutions to take measures to stop the flow of such prohibited information. The Cyber Security Law also emphasizes the protection of key information infrastructure in important industries and fields, such as e-Government, and operators of such key information infrastructure will be subject to stricter security obligations. For example, an operator of key information infrastructures is generally required to store in the PRC personal information and important business data collected and generated during its business operations within the PRC, and to assess its network security and identify potential risks at least once a year.

We may be deemed a “network operator” and thus subject to the various requirements applicable to network operators under the Cyber Security Law. Furthermore, as a provider of e-Government solutions, we may be deemed an operator of key information infrastructure and subject to stricter security obligations. Compliance with the Cyber Security Law, as well as additional laws and regulations that PRC regulatory agencies may enact from time to time, may result in additional expenses to us, subject us to negative publicity which could harm our reputation with users and negatively affect the trading price of our ADSs. There are also uncertainties with respect to how the Cyber Security Law will be implemented in practice. PRC regulators have been increasingly focused on regulation in the areas of data security and data protection. We expect that these areas will receive greater attention and focus from regulators, as well as attract continued or greater public scrutiny and attention going forward, which could increase our compliance costs and subject us to heightened risks and challenges associated with data security and protection. For example, in response to the heightened data security requirements from our expanding e-Government customer base, in particular our customers in the judicial system, since 2016, we outsourced some of our software optimization and data security enhancement work to two China-based specialist companies in this field, and expect to continue to incur expenses for such outsourced services in the near future, until we obtain the necessary government certifications to handle such work in-house. If we are unable to manage these risks, we could become subject to penalties, including fines, suspension of business and revocation of required licenses, and our reputation and results of operations could be materially adversely affected. For the summary of the Cyber Security Law, please see “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations on Network Security.”

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

The market for digital intelligence solutions is rapidly evolving, fragmented and highly competitive, with relatively low barriers to entry in some segments. Our competitors fall into three primary categories:

•	diversified technology companies such as Google, IBM, Microsoft and Oracle;

•	bid management companies such as adSage, CubeAd, MediaV and Adobe Media Optimizer; and

•	web analytics companies such as Adobe Omniture, WebTrends, Miaozhen Systems, AdMaster and Sensordata.

Each of IBM, Oracle and Salesforce.com offer “marketing cloud” solutions to customers, and we believe these companies and Adobe are our primary competitors in the market for marketing automation solutions. Still in its infancy, China’s legal technology market is fast growing, highly fragmented and intensely competitive; we face competition from startups and other companies, such as Beijing Thunisoft and Lawyee, in this market.

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

With the introduction of new technologies and new market entrants, we expect competition to intensify. As we expand the scope of our solutions, we may face additional competition. Additionally, some existing and potential customers, particularly large enterprises, may elect to develop their own internal solutions. If one or more of our competitors were to merge or partner with another of our competitors, the change in the competitive landscape could also adversely affect our ability to compete effectively. If we are unable to maintain our current pricing due to the competitive pressures, our margins will be reduced and our operating results will be adversely affected. Pricing pressures and increased competition generally could result in reduced sales and margins, losses or the failure of our solutions to achieve or maintain more widespread market acceptance, any of which could adversely affect our business.

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

Software errors, failures, vulnerabilities and bugs in our solutions could diminish demand for our solutions, adversely affect our financial results and subject us to liability.

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

There are substantial uncertainties regarding the interpretation and application of current and future PRC laws and regulations. If the contractual arrangements among the WFOE, Gridsum PRC Holding and the shareholders of Gridsum PRC Holding are determined to be illegal or invalid, the relevant governmental authorities would have broad discretion in dealing with such violation, including revoking our business and operating licenses, requiring us to discontinue or restrict operations, restricting our rights to collect revenues, confiscating our income, requiring us to restructure our ownership structure or operations, imposing additional conditions or requirements with which we may not be able to comply or levying fines. These actions could cause significant disruption to our business operations and may materially adversely affect our business, financial condition and operating results.

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

The internet content service and market survey businesses that we conduct through our VIE are subject to foreign investment restrictions set forth in the Special Administrative Measures (Negative List) for Foreign Investment Access (Edition 2018) issued by the MOFCOM and the National Development and Reform Commission, or the Special Administrative Measures. It is unclear whether the new “negative list” will be different from the relevant categories in the Special Administrative Measures. Substantial uncertainties exist with respect to the enactment timetable and final content of the draft Foreign Investment Law. If the enacted version of the Foreign Investment Law and the final “negative list” mandate further actions to be taken by us, such as a MOFCOM pre-approval process, there is no assurance that we can obtain such pre-approval on a timely basis, or at all.

Risks Relating to Doing Business in China

Adverse changes in economic and political policies of the PRC government could have a material adverse effect on overall economic growth in China, which could materially adversely affect our business.

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

Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to our shareholders and us.

The PRC legal system is a civil law system based on written statutes. Unlike the common law system, prior court decisions may be cited for reference but have limited precedential value. In 1979, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters. Since then, the legislation has enhanced the protections of foreign investments in China. However, China has not developed a fully integrated legal system, and recently enacted laws and regulations may not sufficiently cover all aspects of economic activities in China. The interpretation and enforcement of these laws and regulations involve uncertainties. Since the PRC administrative authorities and courts have significant discretion in interpreting and implementing statutory and contractual terms, it may be difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection available to our shareholders and us.

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

From time to time, we may need to finance and transfer funds to the WFOE by means of shareholder loans or capital contributions to fund our business operations in the PRC. According to a notice issued by the People’s Bank of China regarding foreign debt on January 12, 2017, the maximum amount of foreign debt that the WFOE is allowed to borrow is two times of its net assets. Pursuant to this notice and other PRC laws and regulations regarding foreign debt, within a one-year grace period starting from January 12, 2017, the statutory limit for the total amount of foreign debt of a foreign-invested company, which is subject to its own election, is either the difference between the amount of total investment and the amount of registered capital, or two times of their respective net assets. Although the one-year grace period has expired, the abovementioned statutory limit is still applicable to foreign-invested company in practice. Any loans we make to the WFOE cannot exceed statutory limits, and must be registered with the State Administration of Foreign Exchange, or SAFE, or its local counterparts. Any capital contributions we make to the WFOE must be approved by appropriate governmental agencies. We may not be able to obtain these approvals on a timely basis, if at all. If we fail to obtain such approvals, our ability to provide capital contributions or loans to the WFOE in a timely manner may be adversely affected, which could materially adversely affect our liquidity and our ability to fund and expand our business.

Moreover, the registered capital of the WFOE settled in RMB converted from foreign currencies may only be used within the business scope registered with the applicable governmental authority and may not be used to grant loans through entrustment arrangements with a bank, repay inter-company loans or repay bank loans that have been transferred to a third party. This may significantly limit our ability to fund our business operations in China.

The failure of our PRC-resident beneficial owners to comply with PRC foreign exchange regulations may subject the WFOE to liability or penalties, limit our ability to inject capital into the WFOE or limit the WFOE’s ability to distribute profits.

On July 4, 2014, SAFE promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Outbound Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37. SAFE Circular 37 requires a PRC resident to make SAFE registration prior to contributing assets or interests to an overseas special purpose vehicle, or SPV, that is directly established or indirectly controlled by such PRC resident for the purpose of conducting investment or financing. SAFE Circular 37 further requires the PRC resident to make amendment registrations in the event of any major changes or events with respect to the SPV, such as increase or decrease of capital contributed by PRC individuals, share transfer or exchange, merger or division. In the event that a PRC-resident shareholder holding interests in a SPV fails to complete the required SAFE Circular 37 registration, the PRC subsidiary of the SPV may be prohibited from making profit distributions to its offshore parent and from carrying out subsequent cross-border foreign exchange activities, and the SPV may be restricted in its ability to contribute additional capital into its PRC subsidiary. Moreover, failure to comply with the various SAFE registration requirements could result in liability under the PRC law for evading foreign exchange controls.

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

An overseas incorporated enterprise controlled by PRC enterprises or PRC enterprise groups is considered a PRC resident enterprise if all of the following conditions are met: (i) the senior management and core management departments in charge of daily operations are located mainly in the PRC; (ii) financial and human resources decisions are subject to determination or approval by persons or bodies in the PRC; (iii) major assets, accounting books, company seals and minutes and files of board and shareholders’ meetings are located or kept in the PRC; and (iv) at least half of the enterprise’s directors or senior management with voting rights habitually reside in the PRC. Although these standards only apply to offshore enterprises that are controlled by PRC enterprises or PRC enterprise groups, such standards may reflect the general view of the SAT in determining the tax residence of overseas incorporated enterprises.

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

Since 2016, PRC governmental authorities began imposing more stringent restrictions on outbound capital flows, including through regulations that tightened the authentication and compliance verification of cross-border transactions and cross-border capital flow, such as by requiring banks to verify board resolutions, tax filing forms and audited financial statements before wiring foreign invested company’s foreign exchange dividend distribution of over US$50,000. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations on Foreign Exchange.” Any restrictions on outbound capital flows may limit our ability to utilize revenue generated in the PRC to pay dividends in foreign currencies to our shareholders, including holders of our ADSs, or to fund our business activities or service any debt we may incur outside of the PRC.

Distributions made by a PRC company to its offshore parent are generally subject to a 10% withholding tax under the EIT Law. Pursuant to the EIT Law and the Arrangement Between the PRC and the Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion With Respect to Taxes on Income, the withholding tax rate on dividends paid by the WFOE to Gridsum HK would generally be reduced to 5%, provided that Gridsum HK is the beneficial owner of the income sourced from China. However, on February 3, 2018, SAT promulgated the Announcement Regarding the Beneficial Owners in Tax Treaties, which provides that a comprehensive analysis should be carried out in the determination of a beneficial owner, and certain factors would put Gridsum HK in an unfavorable position in such determination, including but not limited to its non-engagement in substantive business activities. If Gridsum HK is not regarded as a beneficial owner, it will not be entitled to the 5% withholding tax rate with respect to any dividends or distributions made by the WFOE, which would be subject to 10% withholding tax and would reduce our ability to make distributions or dividends to holders of ADSs.

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

Our employees and directors who are PRC residents and who participate in our equity incentive plans are required to register with SAFE and complete other procedures through a domestic qualified agent, and to retain an overseas entrusted institution to handle matters in connection with their exercise or sale of share options. In addition, the PRC agent is required to make amendment registrations with respect to the share incentive plan if there is any material change to the share incentive plan, the PRC agent or the overseas entrusted institution or other material changes. Failure to comply with such requirements will subject us or our PRC resident option holders to fines and other legal or administrative sanctions. To date, we have completed the SAFE foreign exchange registration with respect to our share incentive plans, but there can be no assurance that we will be able to continue to do so in the future, which would make it more difficult for us to incentivize our employees.

Furthermore, our employees working in the PRC who exercise share options, or whose restricted shares or restricted share units, or RSUs, vest, will be subject to PRC individual income tax. Our PRC subsidiary and controlled affiliated entities are required to file documents related to employee share options, restricted shares or RSUs with the relevant tax authorities and to withhold individual income taxes of those employees related to their share options, restricted shares or RSUs. If the employees fail to pay, and our PRC subsidiary and controlled affiliated entities fail to withhold, such PRC individual income taxes, our PRC subsidiary and controlled affiliated entities may face sanctions imposed by the PRC tax authorities.

Fluctuation in the value of the RMB may have a material adverse effect on the value of your investment.

The value of the RMB against the U.S. Dollar and other currencies is affected by changes in China’s political and economic conditions and China’s foreign exchange policies. In 2017, the value of the RMB appreciated against the U.S. Dollar by approximately 6.7%. From the end of 2017 through the end of November 2018, the value of the RMB depreciated by approximately 6.5% against the U.S. Dollar. There is no guarantee that the value of the RMB against the U.S. Dollar will not fluctuate significantly in the future.

Substantially all of our revenues and costs are denominated in RMB, and substantially all of our financial assets are also denominated in RMB. Any significant depreciation of the RMB may materially adversely affect the value of, and any dividends payable on, our ADSs in U.S. Dollars. To the extent that we need to convert U.S. Dollars into RMB, appreciation of the RMB against the U.S. Dollar would reduce the RMB amount we would receive from the conversion. Conversely, if we decide to convert RMB into U.S. Dollars, appreciation of the U.S. Dollar against the RMB would reduce the U.S. Dollar amount available to us.

Any change in the preferential tax treatment we enjoy in the PRC may materially adversely impact our net income.

Some of our consolidated affiliated entities have been granted the status of “high and new technology enterprise” by PRC government agencies. As a result, the income tax rate of these entities is reduced to a preferential rate of 15% for three-year terms that expire starting in 2019. The government agencies may decide not to renew the “high and new technology enterprise” status of these entities after the term expires, and therefore we cannot assure you that the preferential tax treatment will continue. The discontinuation of such preferential tax treatment could increase our tax expenses and adversely affect our net income.

We may have to register our encryption software with Chinese regulatory authorities, and if they request that we change our encryption software, our business operations could be disrupted as we develop or license replacement software.

Foreign and domestic companies operating in China are required to seek state approval for the commercial encryption products they use. Companies operating in China are allowed to use only commercial cipher code products approved by this authority and are prohibited from using self-developed or imported cipher code products without approval. In addition, all cipher code products shall be produced by those producers appointed and approved by this authority. Because applicable regulations do not specify what constitutes a cipher code product, we are unsure as to whether or how they apply to us and the encryption software we utilize. We may be required to register or apply for permits for our current or future encryption software. If PRC authorities request that we register our encryption software or change our current encryption software to an approved cipher code product produced by an appointed producer, it could disrupt our business operations.

Risks Relating to Our Ordinary Shares and ADSs

Uncertainty concerning the proposed going private transaction may adversely affect our business and the market price of the ADSs.

Our board of directors received a preliminary non-binding proposal letter dated May 8, 2018 from FutureX to acquire all of our outstanding ordinary shares not already owned by it in a going private transaction for US$8.70 in cash per ADS. On May 11, 2018, our board of directors formed a special committee consisting of three independent directors, Messrs. Peter Andrew Schloss, Xudong Gao and Thomas A. Melcher, to evaluate the proposal and any other alternative transactions. Mr. Schloss has been appointed as chairman of the special committee. According to FutureX’s proposal letter, it intends to fund the going private transaction primarily with equity capital from itself and any additional members it accepts into a consortium of buyers, and possibly some debt capital. As FutureX proceeds with its due diligence evaluation, it may consider inviting certain of our existing shareholders to participate in the transaction.

In order for the proposed going private transaction to be consummated, we must first enter into a definitive merger agreement that is approved by our board of directors and later by our shareholders. If the going private transaction is consummated, it would cause us to be delisted from The Nasdaq Stock Market and become a private company, in which event our shareholders and holders of the ADSs, other than those in the approved buyer group, would not be able to participate in our future growth. If the proposed going private transaction is not approved by either our board of directors or our shareholders, or is for any other reason not consummated, it could adversely affect the market price of our ADSs. There can be no assurance that the proposed going private transaction will continue to be pursued, approved or consummated.

Whether consummated or not, the proposed going private transaction risks diverting management focus, employee attention and other resources from strategic opportunities and from operational matters. Also, as the going private transaction develops, certain events such as the execution of any merger agreement, completion of the merger or an amendment to or termination of any merger agreement, may increase the volatility of the trading price of the ADSs. Furthermore, we could be subject to potential lawsuits in connection with the proposed going private transaction.

Provisions of the FutureX Convertible Note could discourage an acquisition of us by a third party.

Provisions of the FutureX Convertible Note could make it more difficult, or more expensive, for us to be acquired by a third party. For example, holders of the FutureX Convertible Note have the right to require us to repurchase for cash the entire FutureX Convertible Note at a repurchase price equal to 100% of the principal amount plus accrued and unpaid interest upon the occurrence of certain fundamental changes of our company, including an acquisition. Such “fundamental changes” include, among other things, (1) any person or group gaining control of our company, (2) our company merging with or into another company or disposing of substantially all of our assets, (3) any recapitalization, reclassification or change of our ordinary shares or the ADSs as a result of which these securities would be converted into, or exchanged for, stock, other securities, property or assets, or (4) adoption of a plan to dissolve or liquidate our company or any of our significant subsidiaries.

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

Substantial future sales or re-sales of our ADSs in the public market, or the perception that these sales could occur, could cause the market price of our ADSs to decline. As of December 31, 2018, we had 4,543,461 Class A ordinary shares and 26,289,929 Class B ordinary shares outstanding, including 15,769,245 ADSs that are freely transferable without restriction. The remaining ordinary shares outstanding are available for re-sale subject to volume and other restrictions as applicable under Rule 144 under the Securities Act.

Certain holders of our Class B ordinary shares have the right to cause us to register under the Securities Act the re-sale of their shares. Additionally, in connection with our offer and sale of the FutureX Convertible Note, we entered into a registration rights agreement, under which we are required to register under the Securities Act the offer and sale of the Class B ordinary shares issued upon conversion of the FutureX Convertible Note no later than August 2019, and granted customary piggyback registration rights. Registration of these ordinary shares under the Securities Act would result in ADSs representing these shares being freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration, and sales of those ADSs could cause the price of our ADSs to decline.

Our dual-class ordinary share structure limits the ability of holders of our Class B ordinary shares and ADSs to influence corporate matters and could discourage others from pursuing change of control transactions that such holders may view as beneficial.

Our ordinary shares are divided into Class A and Class B ordinary shares. Holders of Class A ordinary shares are entitled to ten votes per share, and holders of Class B ordinary shares are entitled to one vote per share. Generation Gospel Limited, which is owned and controlled by our chief executive officer, held 4,543,461 Class A ordinary shares as of December 31, 2018. Class A ordinary shares are convertible at any time by the holder into Class B ordinary shares on a one-for-one basis, whereas Class B ordinary shares are not convertible into Class A ordinary shares under any circumstances.

Due to the disparate voting powers attached to these two classes of shares, our founders, officers and directors beneficially held an aggregate of 75.1% of the voting power of our outstanding ordinary shares as of December 31, 2018, and have considerable influence over matters requiring shareholder approval, including election of directors and significant corporate transactions, such as a merger or sale of our company or our assets. This concentrated control limits the ability of holds of our Class B ordinary shares and ADSs to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that such holders may view as beneficial.

Because we do not expect to pay dividends in the foreseeable future, investors are dependent on price appreciation of our ADSs for return on their investment.

We currently intend to retain most, if not all, of our available funds and any future earnings to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. Therefore, investors should not rely on an investment in our ADSs as a source for any future dividend income. Our Board of Directors has complete discretion as to whether to distribute dividends. Even if our Board decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future operating results and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our Board. Accordingly, the return on investment in our ADSs, if any, will likely depend entirely upon any future price appreciation of the ADSs. There is no guarantee that our ADSs will appreciate in value or even maintain the price at which the holders of our ADSs purchased the ADSs. The holders of our ADSs may not realize a return on their investment in our ADSs and the holders of our ADSs may even lose their entire investment in the ADSs.

Holders of our ADSs may not receive dividends or other distributions on our ADSs and the holders of our ADSs may not receive any value for them, if it is illegal or impractical to make them available to the holders of our ADSs.

The depositary of our ADSs has agreed to pay to holders of our ADSs the cash dividends or other distributions it or the custodian receives on Class B ordinary shares or other deposited securities underlying the ADSs, after deducting its fees and expenses. The holders of our ADSs will receive these distributions in proportion to the number of Class B ordinary shares our ADSs represent. However, the depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any holders of ADSs. For example, it would be unlawful to make a distribution to a holder of ADSs if it consists of securities that require registration under the Securities Act but that are not properly registered or distributed under an applicable exemption from registration. The depositary may also determine that it is not feasible to distribute certain property through the mail. Additionally, the value of certain distributions may be less than the cost of mailing them. In these cases, the depositary may determine not to distribute such property. We have no obligation to register under U.S. securities laws any ADSs, ordinary shares, rights or other securities received through such distributions. We also have no obligation to take any other action to permit the distribution of ADSs, ordinary shares, rights or anything else to holders of ADSs. This means that the holders of our ADSs may not receive distributions we make on our ordinary shares or any value for them if it is illegal or impractical for us to make them available to the holders of our ADSs. These restrictions may cause a material decline in the value of the ADSs.

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

Holders of our ADSs do not have the same rights of our shareholders and may only exercise the voting rights with respect to the underlying Class B ordinary shares in accordance with the provisions of the deposit agreement. Under our current memorandum and articles of association, the minimum notice period required to convene a general meeting is 14 days. When a general meeting is convened, the holders of our ADSs may not receive sufficient notice of a shareholders’ meeting to permit them to withdraw their Class B ordinary shares to allow them to cast their vote with respect to any specific matter. In addition, the depositary and its agents may not be able to send voting instructions to them or carry out their voting instructions in a timely manner. We will make all reasonable efforts to cause the depositary to extend voting rights to them in a timely manner, but we cannot assure the holders of our ADSs that they will receive the voting materials in time to ensure that they can instruct the depositary to vote the ADSs. Furthermore, the depositary and its agents will not be responsible for any failure to carry out any instructions to vote, for the manner in which any vote is cast or for the effect of any such vote. As a result, the holders of our ADSs may not be able to exercise their right to vote and they may lack recourse if our ADSs are not voted as they requested. In addition, in their capacity as an ADS holder, they will not be able to call a shareholders’ meeting.

The depositary for our ADSs will give us a discretionary proxy to vote the Class B ordinary shares underlying their ADSs if the holders of our ADSs do not vote at shareholders’ meetings, except in limited circumstances, which could adversely affect their interests.

Under the deposit agreement for the ADSs, if the holders of our ADSs do not vote, the depositary will give us a discretionary proxy to vote the Class B ordinary shares underlying their ADSs at shareholders’ meetings unless:

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

The effect of this discretionary proxy is that if the holders of our ADSs do not vote at shareholders’ meetings, they cannot prevent the Class B ordinary shares underlying their ADSs from being voted, except under the circumstances described above. This may make it more difficult for shareholders to influence the management of our company. Holders of our ordinary shares are not subject to this discretionary proxy.

Holders of our ADSs may face difficulties in protecting their interests, and their ability to protect their rights through the U.S. federal courts may be limited because we are incorporated under Cayman Islands law, we conduct substantially all of our operations in China and substantially all of our directors and officers reside outside the United States.

We are incorporated in the Cayman Islands and conduct substantially all of our operations in China through our PRC subsidiary and consolidated affiliated entities. Substantially all of our directors and officers reside outside the United States and a substantial portion of their assets are located outside of the United States. As a result, it may be difficult or impossible for the holders of our ADSs to bring an action against us or against these individuals in the United States in the event that they believe that their rights have been infringed under the U.S. securities laws or otherwise. Even if they are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render them unable to enforce a judgment against our assets or the assets of our directors and officers.

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

Our corporate affairs are governed by our memorandum and articles of association, as amended and restated from time to time, and by the Companies Law (2018 Revision) and common law of the Cayman Islands. The rights of shareholders to take legal action against us and our directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, which provides persuasive, but not binding, authority in a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States and provides significantly less protection to investors. In addition, shareholders in Cayman Islands companies may not have standing to initiate a shareholder derivative action in U.S. federal courts.

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

Depending upon the value of our assets, which is generally determined based on the market value of the ADSs, and the nature of our assets and income over time, we could be classified as a PFIC for U.S. federal income tax purposes. Based on our current income and assets and the value of the ADSs, we do not believe we were a PFIC for the 2017 taxable year or for prior years, and we do not expect to be classified as a PFIC for the current taxable year or in the foreseeable future. While we do not anticipate becoming a PFIC for the current taxable year, fluctuations in the market price of our ADSs or changes in the composition of our income or assets may cause us to become a PFIC for the current or any subsequent taxable year.

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

Changes in our United States federal income tax classification, or that of our subsidiaries, could result in adverse tax consequences to our 10% or greater U.S. shareholders.

The U.S. tax reform act of December 2017 (the “2017 Act”) may have changed the consequences to U.S. shareholders that own, or are considered to own as a result of certain stock ownership attribution rules, 10% or more of the voting power or value of the stock of a non-U.S. corporation (a “10% U.S. Shareholder”) under the U.S. Federal income tax law applicable to owners of U.S. controlled foreign corporations (“CFCs”). Prior to the 2017 Act, we did not believe we, or any of our non-U.S. subsidiaries, were CFCs, based on our 10% U.S. Shareholders (if any) together owning less than 50% of our ordinary shares. The 2017 Act repealed Internal Revenue Code Section 958(b)(4), which, unless clarified in future regulations or other guidance, may result in our classification (or the classification of certain of our non-U.S. subsidiaries) as CFCs. This classification could cause significant and adverse U.S. tax consequences for our existing 10% U.S. Shareholders (if any) or any person who becomes a 10% U.S. Shareholder. Therefore, 10% U.S. Shareholders (if any) and persons considering becoming 10% U.S. Shareholders are strongly urged to consult with their tax advisors regarding the 2017 Act revisions to the U.S. Federal income tax law applicable to owners of CFCs.

We are a foreign private issuer, and as such we are exempt from certain disclosures that apply to U.S. domestic public companies.

Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

•	the rules requiring filing quarterly reports on Form 10-Q and current reports on Form 8-K with the SEC;

•	Exchange Act provisions regulating the solicitation of proxies, consents or authorizations;

•	Exchange Act provisions requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

•	selective disclosure rules under Regulation FD governing issuer disclosure of material nonpublic information.

As a result, our shareholders may not be afforded the same protections or information that would be made available to them were they investing in a U.S. domestic issuer.

As a company incorporated in the Cayman Islands, we are permitted to adopt home country practices in relation to corporate governance matters that differ significantly from the Nasdaq corporate governance listing standards; these practices may afford less protection to shareholders than they would enjoy if we complied fully with the Nasdaq corporate governance listing standards.

As a Cayman Islands company listed on The Nasdaq Stock Market, we are subject to the Nasdaq corporate governance listing standards. Nasdaq rules permit us to follow the corporate governance practices of our home country, the Cayman Islands, which differ significantly from the Nasdaq corporate governance listing standards. For example, neither the Companies Law of the Cayman Islands nor our memorandum and articles of association requires a majority of our directors to be independent, and we could include non-independent directors as members of our nominating and corporate governance committee. In addition, neither the Companies Law of the Cayman Islands nor our memorandum and articles of association requires us to solicit proxy and hold meetings of our shareholders every year. Furthermore, our independent directors would not necessarily hold regularly scheduled meetings at which only independent directors are present. If we choose to follow home country practice, our shareholders may be afforded less protection than they otherwise would receive under the Nasdaq corporate governance listing standards applicable to U.S. domestic issuers. As of the date of this annual report, we are relying on the home country practices stated above. As a result, we may have less independent oversight over the management of our company.

Any requirement to obtain prior approval for our initial public offering could have a material adverse effect on our business, operating results, reputation and trading price of the ADSs.

PRC regulatory agencies have promulgated Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, which became effective in September 2006. The M&A Rules purport to require offshore special purpose vehicles, or SPVs, that are formed for overseas listing purposes through acquisition of PRC domestic companies and controlled by PRC companies or individuals, to obtain regulatory approval prior to publicly listing their securities on an overseas stock exchange. While the application of the M&A Rules remains unclear, we believe that no prior approval was required for our initial public offering. However, uncertainties exist as to how the M&A Rules will be interpreted and implemented. If PRC regulatory agencies determine that we needed to obtain regulatory approval for our initial public offering, we may face sanctions by the regulatory agencies, including fines and penalties or limits on our operations in the PRC, delays or restrictions on the repatriation of the proceeds from our initial public offering into the PRC or other actions that could have a material adverse effect on our business, financial condition, results of operations, reputation and prospects, any of which would harm the trading price of the ADSs.

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

We incur significant costs and devote substantial management time in order to operate as a Nasdaq-listed public company.

As a public company, we incur significant legal, accounting and other expenses that are not incurred by a private company. For example, we are subject to reporting requirements of the Exchange Act, and to other securities laws, rules and regulations implemented by the SEC and The Nasdaq Stock Market, are required to establish and maintain effective internal controls, disclosure controls and corporate governance practices. Compliance with these requirements increases our legal and financial compliance costs and makes some activities more time consuming and costly. In addition, these public company requirements may divert management attention from operational and other business matters. We need to prepare and maintain an effective contract tracking database, hire additional accounting and finance staff with sufficient U.S. GAAP accounting and SEC reporting experience. As a public company, it may be difficult for us to attract and retain qualified people to serve on our Board of Directors, or as executive officers.

Shareholders of a public company often bring securities class action lawsuits against the company following periods of instability in the market price of that company’s securities. We have been, and may continue to be, involved in class action lawsuits, which could divert a significant amount of our management’s attention and other resources from our business and operations, and harm our results of operations and require us to incur significant expenses to defend the suits. Any such class action lawsuit could harm our reputation and restrict our ability to raise capital in the future, and, if successfully made against us, could have a material adverse effect on our business, financial condition and results of operations. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings.”

ITEM 4. INFORMATION ON THE COMPANY

A.    History and Development of the Company

Gridsum Holding Inc. is an exempted company incorporated under the laws of the Cayman Islands on July 21, 2014.

Our principal executive offices are located at South Wing, High Technology Building, No. 229 North 4th Ring Road, Haidian District, Beijing 100083, People’s Republic of China. Our telephone number at this address is (86-10) 8261-9988. Our registered office in the Cayman Islands is located at the offices of International Corporation Services Ltd., Harbour Place 2nd Floor, 103 South Church Street, P.O. Box 472, George Town, Grand Cayman KY1-1106. Our agent for service of process in the United States is Law Debenture Corporate Services Inc., located at 801 2nd Avenue, Suite 403, New York, NY 10017 and Cogency Global Inc., located at 10 East 40th Street, 10th Floor, New York, New York 10016.

We commenced operations in December 2005 with the establishment of Beijing Gridsum Technology Co., Ltd., or Beijing Gridsum, in China. We have established or acquired some additional operating companies: Beijing Moment Everlasting Ad Co., Ltd., in January 2011, and its wholly owned subsidiary, Beijing Yunyang Ad Co., Ltd., in March 2013, and Guoxinjunhe (Beijing) Technology Co., Ltd., in April 2012, Beijing Guoxinwangyan Technology Co., Ltd., in August 2015, Beijing Gridsum Yizhun Technology Co., Ltd., in February 2016, Beijing Zhixunyilong Software Co., Ltd., which was acquired by Beijing Gridsum in May 2017, Beijing Gridsum Wang’an Technology Co., Ltd., in June 2017, and Beijing Hainatianchuang Technology Development Co., Ltd., which is controlled by Beijing Gridsum, in August 2017. We refer to these operating companies as Beijing Moment, Beijing Yunyang, Guoxinjunhe, Beijing Guoxinwangyan, Beijing Yizhun, Beijing Zhixunyilong, Beijing Gridsum Wang’an, and Beijing Hainatianchuang, respectively.

From July to December 2014, we undertook a reorganization of our group of companies in preparation for our proposed initial public offering in the United States. We incorporated Gridsum Holding Inc., or Gridsum Cayman, under the laws of the Cayman Islands on July 21, 2014, as the parent holding company of our group of related companies. Gridsum Cayman established a wholly owned subsidiary in Hong Kong, Gridsum Holding (China) Limited, or Gridsum HK, which in turn established a wholly owned subsidiary in the PRC, Dissector (Beijing) Technology Co., Ltd., or the WFOE. Also as part of this reorganization, we established Gridsum PRC Holding in China, which acquired full ownership of Beijing Gridsum, Beijing Moment and Guoxinjunhe. The shareholders of Gridsum PRC Holding are our founders, Guosheng Qi and Guofa Yu, and Gridsum (Beijing) Management Consulting Co., Ltd., a holding company incorporated in the PRC and owned by Guosheng Qi and other key employees.

To comply with applicable PRC laws and regulations, we conduct our operations in China principally through Beijing Gridsum, Guoxinjunhe, Beijing Moment, Beijing Yunyang, Beijing Guoxinwangyan, Beijing Zhixunyilong, Beijing Gridsum Wang’an, Beijing Hainatianchuang, and Beijing Yizhun. The WFOE entered into a series of contractual arrangements on December 22, 2014 with Gridsum PRC Holding, the parent of our PRC operating companies, and the shareholders of Gridsum PRC Holding. These contractual arrangements allow us to exercise effective control over Gridsum PRC Holding and receive substantially all of the economic benefits of Gridsum PRC Holding. As a result, we are the primary beneficiary of Gridsum PRC Holding and treat it as our variable interest entity, or VIE, under U.S. GAAP. We have consolidated the financial results of Gridsum PRC Holding and its subsidiaries in our consolidated financial statements.

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

In June 2015, we entered into a framework agreement and a collaboration agreement with an entity that is wholly owned by the State Information Center of China, or the SIC Entity. Under these agreements, we and the SIC Entity have established a joint venture company, Beijing Guoxinwangyan, to oversee the business operations, sales and marketing and financial management of the Research Center. Beijing Gridsum and Guoxinjunhe each own 40%, and the SIC Entity owns 20%, of the equity interest in Beijing Guoxinwangyan.

On September 23, 2016, our ADSs commenced trading on The Nasdaq Stock Market under the symbol “GSUM.”

On April 30, 2018, we entered into a convertible note purchase agreement with FutureX Innovation SPC, an affiliate of FutureX. On May 5, 2018, we completed the transactions contemplated by the convertible note purchase agreement and issued an US$40 million convertible note to FutureX Innovation SPC for a total consideration of US$40 million. In accordance with the convertible note purchase agreement, we also entered into a registration rights agreement with FutureX Innovation SPC.

Our board of directors received a preliminary non-binding proposal letter dated May 8, 2018 from FutureX to acquire all of our outstanding ordinary shares not already owned by it in a going private transaction for US$8.70 in cash per ADS. If completed, the going private transaction will result in us becoming a privately-held company and the ADSs will no longer be listed on The Nasdaq Stock Market. On May 11, 2018, our board of directors formed a special committee consisting of three independent directors, Messrs. Peter Andrew Schloss, Xudong Gao and Thomas A. Melcher, to evaluate the proposal and any other alternative transactions. Mr. Schloss was appointed as chairman of the special committee. As of the date of this annual report, the special committee is in the process of carefully considering and evaluating, with the assistance of the special committee’s legal advisors, the proposal from FutureX, as well as our strategic alternatives. There can be no assurance that the proposed going private transaction will continue to be pursued, approved or consummated. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Ordinary Shares and ADSs—Uncertainty concerning the proposed going private transaction may adversely affect our business and the market price of the ADSs.”

B.    Business Overview

Gridsum is a leading provider of sophisticated data analysis software for multinational and domestic enterprises and government agencies in China. Our proprietary distributed data architecture allows our customers to efficiently collect and analyze vast amounts of information that is collected, indexed and stored in an organized manner, or structured data, and information that is not organized, or unstructured data. Our core technology, the Gridsum Big Data Platform and the Gridsum Prophet: Enterprise Artificial Intelligence, or AI, Engine, with its machine learning and AI capability, performs multi-dimensional correlation analysis and analyzes complex real-time events. With the support of our Big Data Platform and the Gridsum Prophet, our customers use our data visualization and data-mining technologies to identify complex relationships within their data and gain new insights that help them make better business decisions.

Our leading position is based on our solutions and our core technologies. Our software products are designed for a variety of commercial and governmental applications. To help our enterprise customers reach China’s large and growing online and mobile population, our initial products have focused on digital marketing analytics and automation solutions. We were among the first companies to offer web analytics solutions based on data warehouse technology, and we were among the first digital intelligence companies in China to build solutions entirely on a distributed data warehouse architecture using the open-source Hadoop framework. By leveraging the analytic capabilities of our Big Data Platform and the Gridsum Prophet, we have developed additional software solutions, including new media analytics and information discovery solutions, to address a broad range of customer needs. In 2017, our customers included Fortune 500 and China 500 enterprises, comprising 505 customers across diverse industries, including 22 Chinese government agencies.

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

Our Core Technology

We offer suites of solutions that are built on our core technology. These end-to-end solution suites address customer needs in marketing automation, e-Government, new media, information discovery and visualization. Our solutions and core technologies are built on our distributed data warehouse architecture using the open-source Hadoop framework. Our data architecture offers high scalability and high performance characteristics. Our core technology consists of our data visualization and interactive data mining technologies, the Gridsum Big Data Platform, Gridsum Prophet, and our data acquisition and data pre-processing technologies.

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

Gridsum Prophet: Enterprise AI Engine

In May 2017, we launched Gridsum Prophet which is our enterprise AI engine. Gridsum Prophet is built on top of the Gridsum Big Data Platform and delivers the AI capabilities that powers Gridsum’s current and future products and solutions across industry verticals and applications. These AI capabilities include machine learning, predictive modeling, natural language processing, speech and image recognition, and knowledge graph which enable Gridsum’s solutions to deliver data driven insights, predictions, recommendations, and automations.

•

Machine learning capability powered by highly relevant large-scale historical data assets and industry experience—Our machine-learning algorithms learn from experience, identify patterns of interest and make data-driven predictions within their defined parameters. We leverage our data assets and industry expertise to design machine-learning algorithms that solve specific industry problems for our customers. In conjunction with our natural language processing technology, machine learning is particularly suitable for processing unstructured data by recognizing patterns and connections through which the raw data can be structured and analyzed.

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

•

Knowledge Graph is fundamental in delivering human-like intelligent enterprise solutions. We developed China’s first knowledge graph for the legal domain and it has been successfully used to provide intelligent recommendations in the Smart Push product and automatic verdict generation for the civil courts. The technology and methodology used in developing knowledge graphs is a key capability in Gridsum Prophet.

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

Our Solutions

We offer suites of solutions for marketing automation, e-Government, new media, information discovery, visualization, and Industrial Internet of Things, or IIoT. Customers using our solutions are able to:

•	analyze user behavior online on the web and on mobile devices;

•	assess web design and conduct A/B testing of web and mobile web design;

•	manage massive scale search engine marketing campaigns;

•	measure the contribution of different marketing channels to user conversion;

•	monitor and analyze streaming media and optimize user experience;

•	correlate information in unstructured datasets using natural language processing;

•	gather and integrate data from diverse data sources online and offline, from the Web and IIoT;

•	visualize and interact with graphical information across multiple display sizes and formats; and

•	make data driven predictions, recommendations, and decisions.

We deliver our solutions as cloud-based SaaS offerings designed for ease of use and rapid adoption within the customer’s organization.

Intelligent CRM Solution

Gridsum’s Intelligent CRM Solution is a cloud-based, marketing-centric CRM solution tailor-made for both multinational and local companies operating in China which allows our clients to leverage both online and offline data derived from their digital marketing and sales divisions and customers’ digital footprints, to drive sales and close orders in a more efficient and KPI-enhancing manner. The solution leverages Gridsum’s AI Engine, Gridsum Prophet, and our marketing automation suite, as well as Gridsum’s deep experience in seamlessly interfacing our marketing automation suite with our clients’ sales infrastructure and systems, to create a ground breaking and tailor-made marketing-centric CRM solution for the China market.

Gridsum’s Intelligent CRM solution allows clients to automate and increase sales efficiency across their entire businesses by marketing to individual customers rather than broader demographics. The solution is designed and optimized as a powerful and complete standalone CRM solution. It also has advanced “plug and play” capability allowing it to seamlessly integrate with a client’s legacy systems where necessary.

With machine learning, Gridsum’s clients will be able to automate the identification, prioritization and “valuation” of promising leads and relationships and sort through massive amounts of data related to multiple areas of their business—from marketing and sales, to loyalty programs, e-commerce, promotions, and more—to easily track customers throughout the different stages of the customer lifecycle.

By seamlessly integrating multiple social platforms, Gridsum clients will also be able to create a “social map” of their customers’ professional and social networks, matching this to their own organizations, to further drive the sales process.

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

Social Listening is our could-based social listening solution, which enables our enterprise clients to monitor and analyze web and social media posts regarding the brand, products, customer service of the client and its competitors. The Social Listening solution utilizes our advanced natural language processing and machine learning technologies to analyze textual and image content and delivers the most relevant and actionable insight. The capabilities and features of Social Listening include:

•	broad coverage of search, vertical sites and social media data;

•	powerful data analytics and visualization;

•	sentiment and topic analysis with easy access to data sources;

•	alerts of noteworthy topics or posts; and

•	delivered via mobile app as well as web browser on personal computers.

Legal Service Product Suite

Law Dissector and Smart Push. Law Dissector is our search and statistical analysis tool for legal research. It utilizes our natural language processing technology and applies data science methodology in the legal industry. Law Dissector summarizes the key attributes of legal cases and aggregates them for statistical analysis, which enables judges, lawyers and researchers to find implied patterns or rules that would be valuable for their respective professional objectives. Smart Push is our legal research tool that recommends relevant cases and legal information by keyword search or natural language search. The capabilities and features of Law Dissector and Smart Push include:

•	information retrieval;

•	powerful aggregation and statistical research;

•	intelligent case analysis; and

•	recommendation of relevant judicial precedents and legal information.

Intelligent Voice Recognition and Transcription System. The advanced AI-enabled Intelligent Voice Recognition and Transcription System converts voice into text in real time during court proceedings. The system leverages both Gridsum’s vertically-focused enterprise-AI engine, optimized for the legal space, and Tencent’s world-leading consumer-focused Chinese-language speech recognition engine. Gridsum adapted Tencent’s speech recognition technology to create a high-accuracy and high-reliability speech-to-text and text-to-speech application for the highly specialized legal space. Key dynamics of the product include the following:

•

A highly focused AI optimized for the legal sector: it adopts industry-leading voice recognition modeling methods and acoustic modeling technologies. With an ultra-large-scale language model – and through the application of machine learning to the huge amount of content codified in laws and regulations, court verdicts and other corpus – a customized engine was created to effectively identify and recognize legal terms and context.

•

Outstanding performance: with real-time speech-to-text transcription in courts, text is generated in milliseconds with accuracy of approximately 95%, significantly improving the efficiency of the trial process. It supports custom “hot” words recognition, allowing the accuracy for names of people and organizations, and special words to reach approximately 90%.

•

Highly secured and reliable data: deployed on the private network of the PRC courts, its data packets adopt unique encryption formats and algorithms from Tencent Cloud, which ensure highly secured audio data packet transmission. In addition, it has an improved access authorization mechanism on the client end to manage and control the security of services and business, and it supports multiple backup storage of audio files, which enhances data security and reliability.

Faxin Wei Su, a litigation service on WeChat’s micro application platform and powered by Gridsum’s Chinese legal information platform and knowledge base Faxin, delivers the China’s first integrated online litigation and remote trial handling service and offers the following capabilities:

•

Our Faxin Wei Su platform provides both the courts and litigants with a fast and secure channel to match similar cases, make case status inquiries, submit files, and set appointments during the litigation process.

•	All parties can join a trial remotely through our Faxin Wei Su platform and produce and question evidence throughout the process.

•	All documents, including trial records, settlement agreements and other related files can also be accessed online after the trial is over.

•	Our Faxin Wei Su platform’s diversified dispute resolution system provides efficient and flexible tools for remote trials and should help ease congestion in a highly crowded court system.

Industrial Internet of Things (IIoT) Solutions

In August 2017, Gridsum began to assemble a team of industrial experts and experienced data scientists and engineers to develop our Industrial AI and IIoT platform and applications on top of the Gridsum Big Data Platform and Gridsum Prophet. This effort brings Gridsum’s AI and data science capabilities to the industrial verticals and helps our industrial clients optimize processes, reduce cost, and improve quality throughout the product design, manufacturing, and operations cycle. Some of the initial applications include:

•	Smart fuel/power consumption prediction for new energy automobiles;

•	Airport aviation fuel supply optimization;

•	Oil drilling equipment failure prediction and preventive maintenance; and

•	Automatic product defect detection.

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

Intellectual Property

We rely on a combination of trademark, fair trade practice, copyright and trade secret protection laws and patent protection in China and other jurisdictions, as well as contractual restrictions, to protect our intellectual property. We control access to our proprietary technology and algorithms by entering into confidentiality and invention assignment agreements with our employees and contractors and confidentiality agreements with third parties. As of November 30, 2018, we had 507 issued patents in China, which will expire between 2024 and 2035, 2,154 patent applications pending in China and 39 patent applications pending in various other countries and jurisdictions.

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

We are involved with shareholder class action lawsuits described in “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings.” Otherwise, we are not presently a party to any legal proceedings that in the opinion of our management, if determined adversely to us, would have a material adverse effect on our business, financial condition, operating results or cash flows. Regardless of the outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors.

Regulations

Our business operations are primarily in the PRC and are primarily subject to PRC laws and regulations. The following is a summary of the most significant PRC laws and regulations affecting our business or our shareholders’ rights to receive dividends and other distributions from us.

Regulations on Internet Information Service

There are several principal regulations on internet information service business with respect to foreign investment restriction and qualification requirement, including (i) the Telecommunications Regulations of the People’s Republic of China, promulgated by the State Council on September 25, 2000, as most recently amended on February 6, 2016, (ii) the Administrative Measures on Internet Information Services, promulgated by the State Council on September 25, 2000, as most recently amended on January 8, 2011, or the Internet Measures, (iii) the Administrative Rules for Foreign Investment in Telecommunications Enterprises issued by the State Council effective on January 1, 2002, as most recently amended on February 6, 2016, and (iv) Special Administrative Measures (Negative List) for Foreign Investment Access (Edition 2018), promulgated by the MOFCOM and the National Development and Reform Commission effective on June 28, 2018, or the Special Administrative Measures.

The Telecommunications Regulations of the People’s Republic of China, the Administrative Rules for Foreign Investment in Telecommunications Enterprises and the Special Administrative Measures prescribe line between different types of telecommunications business activities, including basic telecommunications services and value-added telecommunications services, and internet information service is categorized as value-added telecommunications service which shall be subject to the special administrative measures. Under these regulations, the proportion of foreign investment in companies conducting value-added telecommunications services (excluding e-commerce) shall not exceed 50%, and the foreign investor must have experience in providing value-added telecommunications services overseas and maintain a good track record. Due to these restrictions on foreign investment, we operate our internet information service business through Gridsum PRC Holding, our VIE, and its subsidiaries through contractual arrangements.

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

Regulations on Market Survey Business

There are several principal regulations on market survey business in terms of foreign investment restriction and qualification requirement, including (i) the Special Administrative Measures and (ii) the Measures on the Administration of Foreign-related Surveys, promulgated by the PRC National Bureau of Statistics on October 13, 2004.

The Special Administrative Measures classifies market surveys as subjecting to the special administrative measures, stating that market surveys shall be limited to Sino-foreign equity or cooperative joint venture operations, and specifically, Chinese parties shall be controlling shareholders for survey of television and radio program ratings. We conduct our market survey business of television and radio program ratings in the PRC through contractual arrangements with our VIE in compliance with the Special Administrative Measures.

The Measures on the Administration of Foreign-related Surveys define foreign-related market surveys as those including (i) market and social surveys conducted under the entrustment or with the financial aid of, or in cooperation with, any overseas organization, individual or any overseas organization’s agency in the PRC, (ii) market surveys conducted by any overseas organization’s agency in the PRC in accordance with applicable laws and (iii) market and social surveys wherein survey materials and results are to be provided to any overseas organization, individual or overseas organization’s agency in the PRC. Such surveys must be conducted through a survey institution possessing a foreign-related survey permit in accordance with applicable laws. We conduct foreign-related market surveys primarily through Beijing Moment, a subsidiary of our VIE, and obtained a foreign-related survey permit in November 2015, which expired in November 2018. Beijing Moment has applied for the renewal of its foreign-related survey permit and expects to obtain the renewed permit in early 2019.

Regulations on Advertising Business

The Advertising Law of the People’s Republic of China, promulgated by the Standing Committee of the National People’s Congress on October 27, 1994, as most recently amended on October 26, 2018, and the Interim Measures on the Administration of Internet Advertising, promulgated by the State Administration for Industry and Commerce (currently, the State Administration for Market Regulation) on July 4, 2016, are the principal law and regulation regulating our advertising business. These laws require the media platform operators to (i) verify the identity documents, name, address, contact details and other related information of a counterparty when entering an advertising contract, establish information files and update such files on a regular basis, and (ii) delete, block, broken links of any advertisement or take other similar technical measures and management measures to prevent such advertisement from spreading if they know or should know such advertisement is illegal. Our advertising business is required to comply with these rules and requirements.

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

Computer Software Copyright

On March 1, 2013, the Regulations for the Protection of Computer Software promulgated by the State Council came into effect. These regulations are formulated for protecting the rights and interests of computer software copyright owners, encouraging the development and application of computer software and promoting the development of software business. As of November 30, 2018, we had 177 registered copyrights, including 166 registered computer software copyrights in the PRC.

Patent

Patents in the PRC are principally protected under the Patent Law of the People’s Republic of China, which was amended by the Standing Committee of the National People’s Congress as of December 27, 2008. This law is formulated for protecting the rights and interests of patentees, encouraging invention, promoting the application of inventions, enhancing innovation capacity, and facilitating the advancement of science and technology and the economic and social development. Under this law, the duration of a patent right is either 10 years or 20 years from the date of application, depending on the type of patent right. As of November 30, 2018, we had 507 patents granted in the PRC, 2,154 patent applications pending in the PRC and 39 patent applications pending in various other countries and jurisdictions.

Trademark

The PRC Trademark Law, effective in 1983 and most recently amended in 2013, protects the proprietary rights with respect to registered trademarks. The Trademark Office under the State Administration for Industry and Commerce (currently, the State Administration for Market Regulation) handles trademark registrations and may grant a term of 10 years for registered trademarks, which may be extended for another 10 years upon request. Trademark license agreements shall be filed with the Trademark Office for record. In addition, if a registered trademark is recognized as a well-known trademark, the protection of the proprietary right of the trademark holder may reach beyond the specific class of the relevant products or services. As of November 30, 2018, we had 275 registered trademarks in different trademark categories and 382 trademark applications in the PRC.

Domain Name

On November 1, 2017, the Administrative Measures for Internet Domain Names promulgated by the Ministry of Information came into effect, replacing the Measures for the Administration of Internet Domain Names of the PRC promulgated by the Ministry of Information on December 20, 2004. These measures are formulated with reference to the norms on administration of internet domain names worldwide, for the purposes of regulating services regarding internet domain, safeguarding users’ legitimate rights and interests, guaranteeing the safe and reliable operation of the system of internet domain names, promoting the development and application of Chinese domain names and top-level domains of the state, and promoting the healthy development of the PRC Internet network. As of November 30, 2018, we had 89 registered domain names.

Regulations on Network Security

Operation Security

On November 7, 2016, the Standing Committee of the National People’s Congress promulgated the Cyber Security Law, which came into effect on June 1, 2017. The Cyber Security Law aims to establish more stringent requirements for network operators in China, and applies to the construction, operation, maintenance and use of networks as well as the supervision and administration of cyber security. Under the Cyber Security Law, network operators, who are broadly defined as “owners and administrators of networks and network service providers,” are required to take necessary actions to prevent security attacks and data loss, such as:

•	formulating internal security management systems and operation manual, to specify the person in charge of cyber security and to define responsibilities in cyber security protection;

•	taking technical measures to prevent computer virus, network attacks, network intrusions and other activities that endanger cyber security;

•	taking technical measures to monitor and record network operation and cyber security status, and maintaining relevant logs for no less than six months as required;

•	taking measures such as data classification, and backup and encryption of important data, etc.; and

•	performing other obligations required by relevant laws and administrative regulations.

In addition, the Cyber Security Law specifies that network products and services shall satisfy the mandatory requirements set forth in applicable national standards. Any provider of network products or services shall not install malwares. In case of identifying any cyber security risk such as security defect or bug, relevant product/service provider is required to take immediate remedial actions, timely inform users of the risk, and report the event to the competent authority.

Furthermore, the Cybersecurity Law specifies requirements on user information protection applicable to network operators, and requires that a network operator should establish and improve its user information protection system. Network operators shall collect, store, and use individual information with consent from such individuals by lawful and proper means on a necessary basis. Network operators cannot collect individual user information that is not relevant to the services it provides, or distort or destroy individual information collected by it. Network operators are prohibited from disclosing without permission or selling individual information unless individual specifics are unidentifiable or irretrievable. In addition, a network operator shall strengthen its management of information released by its users. Where any information that comes from outside the territory of China is prohibited by law or regulation, the authorities may request relevant institutions to take measures to stop the flow of such prohibited information. Also, a network operator is required to establish network information security complaint and reporting mechanisms, and to release the complaint and reporting channels to promptly accept and settle complaints and reports concerning network information security.

The Cyber Security Law also emphasizes the protection of key information infrastructure in important industries and fields, such as e-Government, and operators of such key information infrastructure will be subject to stricter security obligations. For example, an operator of key information infrastructures is generally required to store in the PRC personal information and important business data collected and generated during its business operations within the PRC, and to assess its network security and identify potential risks at least once a year. Failure to comply with this requirement may lead to the confiscation of illegal gains, fines, revocation of the business permit or even the business license.

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

Income Tax for Share Transfers

According to the Announcement of the State Administration of Taxation on Matters Concerning Withholding of Enterprise Income Tax of Non-Resident Enterprises at Source, or SAT Circular 37, promulgated by the SAT on October 17, 2017, and the Announcement of the State Administration of Taxation on Several Issues Concerning the Enterprise Income Tax on Indirect Property Transfer by Non-Resident Enterprises, or Circular 7, promulgated by the SAT on February 3, 2015, as most recently amended on December 29, 2017, if a non-resident enterprise transfers the equity interests of a PRC resident enterprise indirectly by transfer of the equity interests of an offshore holding company (other than a purchase and sale of shares issued by a PRC resident enterprise in public securities market) without a reasonable commercial purpose, the PRC tax authorities have the power to reassess the nature of the transaction and the indirect equity transfer will be treated as a direct transfer. As a result, the gain derived from such transfer, which means the equity transfer price less the net value of equity, will be subject to PRC withholding tax at a rate of up to 10%. Under the terms of Circular 7, the transfer which meets all of the following circumstances shall be directly deemed as having no reasonable commercial purposes: (i) over 75% of the value of the equity interests of the offshore holding company are directly or indirectly derived from PRC taxable properties; (ii) at any time during the year before the indirect transfer, over 90% of the total properties of the offshore holding company are investments within PRC territory, or in the year before the indirect transfer, over 90% of the offshore holding company’s revenue is directly or indirectly derived from PRC territory; (iii) the function performed and risks assumed by the offshore holding company are insufficient to substantiate its corporate existence; or (iv) the foreign income tax imposed on the indirect transfer is lower than the PRC tax imposed on the direct transfer of the PRC taxable properties.

There is uncertainty as to the application of SAT Circular 37 and Circular 7. SAT Circular 37 and Circular 7 may be determined by the PRC tax authorities to be applicable to our prior private equity financing transactions that involved non-resident investors, if any of such transactions were determined by the tax authorities to lack reasonable commercial purpose. As a result, we and our non-resident investors in such transactions may become at risk of being taxed under SAT Circular 37 and Circular 7, and we may be required to expend valuable resources to comply with Circular 698 and Circular 7 or to establish that we should not be taxed under the general anti-avoidance rule of the EIT Law, which may have a material adverse effect on our financial condition and results of operations.

Value Added Tax and Business Tax

Pursuant to the Provisional Regulations on Value-Added Tax of the PRC (Revision 2017), and its implementation regulations, unless otherwise specified by relevant laws and regulations, any entity or individual engaged in the sales of goods or processing, repairs and replacement services, sale of services, intangible assets, immovables, and importation of goods into China is generally required to pay a value-added tax, or VAT, for revenues generated from sales of products, while qualified input VAT paid on taxable purchase can be offset against such output VAT.

In November 2011, the Ministry of Finance and the State Administration of Taxation promulgated the Pilot Plan for Imposition of Value-Added Tax to Replace Business Tax. In March 2016, the Ministry of Finance and the State Administration of Taxation further promulgated the Notice on Fully Promoting the Pilot Plan for Replacing Business Tax by Value-Added Tax, which became effective on May 1, 2016. In November 2017, the State Council promulgated the Decision of State Council on Abolition of the Provisional Regulations of the People’s Republic of China on Business Tax and Revision of the Provisional Regulations of the People’s Republic of China on Value-added Tax, or the Decision. Pursuant to the pilot plan and relevant notices and the Decision, VAT is generally imposed in the modern service industries on a nationwide basis and the Provisional Regulations of the People’s Republic of China on Business Tax has been abolished. VAT of a rate of 6% applies to revenue derived from the provision of some modern services. If the services provided are related to technology development and transfer, such VAT may also be exempted subject to the approval of relevant tax authorities. Unlike business tax, a taxpayer is allowed to offset the qualified input VAT paid on taxable purchases against the output VAT chargeable on the modern services provided.

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

SAFE promulgated the Circular on Further Improving Reform of Foreign Exchange Administration and Optimizing Authenticity and Compliance Verification, or SAFE Circular 3, effective on January 26, 2017. SAFE Circular 3 relaxes the policy restriction on foreign exchange inflow to further enhance trade and investment facilitation, including expanding the scope of foreign exchange settlement for domestic foreign exchange loans, allowing the capital repatriation for offshore financing backed by domestic guarantee, facilitating the centralized management of foreign exchange funds of multinational companies, and allowing the offshore institutions within pilot free trade zones to settle foreign exchange in domestic foreign exchange accounts. SAFE Circular 3 also tightens the authenticity and compliance verification process of cross-border transactions and cross-border capital flow, such as requiring banks to verify board resolutions, tax filing form, and audited financial statements before wiring foreign invested companies’ foreign exchange distribution above US$50,000.

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

Regulations on Dividend Distribution

The principal legislation with respect to payment or distribution of dividends by wholly foreign-owned enterprises includes (i) the Company Law of the People’s Republic of China, most recently amended by the Standing Committee of the National People’s Congress as of October 26, 2018, and (ii) Wholly Foreign-Owned Enterprise Law of the People’s Republic of China, promulgated on April 12, 1986 and most recently amended on September 3, 2016 by the Standing Committee of the National People’s Congress, and its implantation rules. Under these laws, wholly foreign-owned enterprises in the PRC may pay dividends only out of accumulated profits, after setting aside annually at least 10% of accumulated after-tax profits as reserve fund, if any, until such time as the accumulative amount of such fund reaches 50% of the enterprise’s registered capital. A wholly foreign-owned enterprise may allocate a portion of its after-tax profits to its employee welfare and bonus funds at its discretion. These reserve funds may not be distributed as cash dividends.

Seasonality

We have experienced seasonality in the sale of our solutions. Historically, we believe a pattern of increased sales in the fourth fiscal quarter as a result of seasonal buying patterns had positively impacted net revenues in that period, which resulted in low or negative sequential net revenue growth in the first quarter as compared to the prior quarter. Such seasonality has resulted in a decrease in quarterly net revenues from the fourth quarter of a year to the first quarter of the subsequent year. Our gross margins and operating income (losses) have also been affected by these trends because the majority of our expenses are relatively fixed in the short term. In addition, sales and marketing expenses typically increase towards the end of the year as a result of year-end commissions. Overall, the historical seasonality of our business has been relatively mild due to our rapid growth but may increase further in the future. Due to our limited operating history, the seasonal trends that we have experienced in the past may not apply to, or be indicative of, our future operating results.

C.    Organizational Structure

The following diagram illustrates our corporate structure, including our significant subsidiaries and consolidated affiliated entities:

Gridsum Holding Inc. (Cayman Islands) ("Gridsum Cayman") 100% Gridsum Holding (China) Limited (Hong Kong) ("Gridsum HK") Outside PRC Inside PRC 100% Dissector (Beijing) Technology Co., Ltd. ("WFOE") Guosheng Qi Guofa Yu Gridsum (Beijing) Management Consulting Co., Ltd.(1) 51% 7% 42% Gridsum Holding (Beijing) Co., Ltd. ("Gridsum PRC Holding") 100% 100% 100% 100% 100% 100% Beijing Gridsum Technology Co., Ltd. ("Beijing Gridsum") Guoxinjunhe (Beijing) Technology Co., Ltd. ("Guoxinjunhe") Beijing Moment Everlasting Ad Co., Ltd. ("Beijing Moment") Beijing Gridsum Yizhun Technology Co., Ltd. ("Beijing Yizhun") Beijing Zhixunyilong Software Co., Ltd. ("Beijing Zhixunyilong") Beijing Gridsum Wang'an Technology Co., Ltd. ("Beijing Gridsum Wang'an") 51% 40% 40% 100% Beijing Hainatianchuang Technology Development Co., Ltd. ("Beijing Hainatianchuang") Beijing Guoxinwangyan Technology Co., Ltd. ("Beijing Guoxinwangyan") Beijing Yunyang Ad Co., Ltd. ("Beijing Yunyang")

Equity interest

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

In the opinion of Merits & Tree Law Offices, our PRC counsel, (a) the ownership structures of the WFOE, Gridsum PRC Holding and the subsidiaries of Gridsum PRC Holding do not violate applicable PRC laws; and (b) each agreement pertaining to the contractual arrangements among the WFOE, Gridsum PRC Holding and its shareholders is valid, binding and enforceable in accordance with its terms under applicable PRC laws, and does not violate applicable PRC laws. However, there are substantial uncertainties regarding the interpretation and application of current and future PRC laws and regulations, and there can be no assurance that the PRC government will take a view that is not contrary to or otherwise different from the opinion of our PRC counsel. If the PRC government finds that the agreements that establish the structure for operating our business do not comply with PRC government restrictions on foreign investment in the business we engage in, we could be subject to severe penalties, including being prohibited from continuing operations. See “Item. 3 Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure—We conduct our businesses in China through our variable interest entity and its subsidiaries by means of contractual arrangements. If the PRC government determines that such arrangements do not comply with applicable PRC laws and regulations, our business could be materially adversely affected.” and “Item. 3 Key Information—D. Risk Factors—Risks Relating to Doing Business in China—Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to our shareholders and us.”

D.    Property, Plants and Equipment

Facilities

Our corporate headquarters, which includes sales, marketing, business operations and executive offices, is located in Beijing, China and consists of approximately 9,933 square meters of office space under 18 leases that will expire beginning in November 29, 2019. In addition to our headquarters, we lease space in Shanghai, Guangzhou, Shenzhen, Chengdu and Xi’an. In addition, we maintain data centers in Beijing and Shanghai.

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

A.    Operating Results

Overview

Gridsum is a leading provider of sophisticated data analysis software for multinational and domestic enterprises and government agencies in China. Our proprietary distributed data architecture allows our customers to efficiently collect and analyze vast amounts of information that is collected, indexed and stored in an organized manner, or structured data, and information that is not organized, or unstructured data. Our core technology, the Gridsum Big Data Platform and the Gridsum Prophet: Enterprise AI Engine, with its machine learning and AI capability, performs multi-dimensional correlation analysis and analyzes complex real-time events. With the support of our Big Data Platform and the Gridsum Prophet, our customers use our data visualization and data-mining technologies to identify complex relationships within their data and gain new insights that help them make better business decisions.

Our leading position is based on our solutions and our core technologies. Our software products are designed for a variety of commercial and governmental applications. To help our enterprise customers reach China’s large and growing online and mobile population, our initial products have focused on digital marketing analytics and automation solutions. We were among the first companies to offer web analytics solutions based on data warehouse technology, and we were among the first digital intelligence companies in China to build solutions entirely on a distributed data warehouse architecture using the open-source Hadoop framework. By leveraging the analytic capabilities of our Big Data Platform and the Gridsum Prophet, we have developed additional software solutions, including new media analytics and information discovery solutions, to address a broad range of customer needs. In 2017, our customers included Fortune 500 and China 500 enterprises, comprising 505 customers across diverse industries, including 22 Chinese government agencies.

We are exclusively dedicated to developing proprietary technologies and solutions in digital intelligence. In 2009, we launched Web Dissector, our first digital intelligence solution, and our first Web Dissector customer remains a customer today. Since 2009, we have released a series of solutions based on our Big Data Platform, including SEM Dissector, SEO Dissector, Mobile Dissector, Contribution Dissector, Streaming Dissector, Video Dissector, Government Web Dissector, Media Dissector and Law Dissector. In 2014, we launched ADSUITE, a fully integrated package through which customers can access all our marketing automation solutions. In October 2016, we officially launched our social listening solution. It is a cloud-based service that enables an enterprise customer to monitor and analyze web and social media posts regarding the brand, products, customer service of the customer and its competitors. It also provides sentiment analysis and generates alerts from those posts. In November 2017, we, in cooperation with Tencent and the PRC People’s Court Press, launched our Faxin Wei Su Platform, a litigation service on WeChat’s micro application platform. It provides integrated online litigation and remote trial handling services in China, enabling both the courts and litigants to join a trial remotely through our Faxin Wei Su platform. In December 2017, we launched our Intelligent CRM Solution. The Intelligent CRM Solution is a cloud-based, marketing-centric CRM solution tailor-made for both multinational and local companies operating in China, enabling our clients to leverage both online and offline data derived from their digital marketing and sales divisions and customers’ digital footprints, to drive sales and close orders in a more efficient and KPI-enhancing manner.

We have grown rapidly in recent periods, with net revenues of RMB232.2 million, RMB363.8 million and RMB469.5 million (US$72.2 million) in 2015, 2016 and 2017, respectively, representing year-over-year growth of 57% and 29%. We have continued to make expenditures and investments, including in our technologies, personnel, sales and marketing, infrastructure and operations, and incurred net losses of RMB61.8 million, RMB98.6 million and RMB239.1 million (US$36.8 million) in 2015, 2016 and 2017, respectively. Our employee headcount has increased from 733 employees as of December 31, 2015 to 1,078 employees as of December 31, 2017. We had 309 customers, 395 customers and 505 customers in 2015, 2016 and 2017, respectively. In 2018 we experienced a decline in the level of our business activity and related revenue. We had 1,148 employees and approximately 500 customers as of December 31, 2018.

We deliver our solutions as cloud-based software-as-a-service, or SaaS, offerings that are easy to deploy, easy to access, automatically updated without disruption, and enable our customers to reduce IT support costs by outsourcing hardware and software maintenance and support. We account for our revenues on a net basis, based on the fees our customers pay us without including any amounts they pay third parties for advertising or other services. We charge the majority of our customers based on percentage of their spending on our system in the bid management application or the volume of data being processed (e.g., page views or viewer views). When we provide our data analytics solutions with bid management functionality, we charge customers based on a percentage of their ad spending with the search engine providers. For example, a customer utilizing our bid management software to optimize the performance of its search engine marketing campaign would pay us a negotiated percentage of its ad spending through our software, as a service fee. When we offer our data analytics solutions to customers without reference to ad spending, we typically charge them negotiated variable amounts based on the monthly volume of data processed. We arrive at an annual data volume estimate before the engagement commences, and charge a fee for a predetermined base number of page views or viewer views. If the volume of the data processed exceeds the base, we charge progressively for the additional usage. To satisfy some of our customers’ needs, we set a fee cap based on negotiation, subject to annual adjustment, or negotiate fixed-fee based contracts with them. In 2017, 44% of our revenues were recognized based on capped or fixed-fee arrangements, and 56% of our revenues were recognized based on arrangements that do not involve a fee cap or fixed fee. For our marketing automation solutions, we earn and record service fee revenues over the contractual period, in proportion to ad spending or the completion of milestones that are stipulated in the contracts. In addition, we receive revenues from the incentive programs of search engine providers based on factors determined by them, such as yearly growth in the amount of advertising on the provider’s search engine platform that our customers purchase through our solutions and other factors selected at the discretion of these providers. Revenues from these programs are received on both a quarterly and an annual basis. A majority of our customer contracts have terms of one year or more and may be renewed. Our gross margin in 2015, 2016 and 2017 was 86%, 85% and 80%, respectively.

Financial Restatement

Our consolidated financial statements for the years ended December 31, 2015 and 2016 have been restated, as described in note 2(a) to our consolidated financial statements included in this annual report.

Factors Affecting Our Results of Operations

Investment in Expansion and Further Penetration of Our Customer Base

Our performance depends on our ability to continue to attract new customers and to accelerate and expand usage of our products by existing customers. For the foreseeable future, we expect that our revenue growth will be primarily driven by the pace of adoption and penetration of our products and we will incur significant expenses associated with educating the market about the benefits of our products. In order to support this effort, we have grown our sales and marketing team, which consists of our sales personnel and customer service consultants, from a total of 358 employees as of December 31, 2015 to 393 employees as of December 31, 2016 and 410 employees as of December 31, 2017. We intend to expand our marketing efforts to increase our brand awareness.

Investment in Innovation and Advancement of Our Products

Our performance is significantly dependent on the investments we make in research and development to continue to innovate, improve functionality, develop new technologies or adapt to new technologies or changes to existing technologies. Our product innovation and development allows our customers to analyze growing volumes and variety of data in new ways. Our investments in this area include growing our research and development team from 279 employees as of December 31, 2015 to 418 employees as of December 31, 2016 and 546 employees as of December 31, 2017. We intend to continue to invest in product innovation and leadership, including hiring top technical talent, focusing on core technology innovation and product development and new industry verticals. One area of focus in the near term is development of solutions in the legal and financial services verticals and IIoT based on our Gridsum Big Data Platform and Gridsum Prophet. Another area of focus is the development of integrated solutions in data analytics, information discovery, and data visualization. We do not expect to realize material revenues from these development initiatives in the near term.

Investment in Infrastructure

We have made and expect to continue to make substantial investments in our infrastructure in enhancing and expanding our operations. For example, we expect to make investments in infrastructure such as data centers, network bandwidth and technical operations personnel. In response to the heightened data security requirements from our e-Government customer base and others, particularly customers in the judicial system, in 2016 and 2017 we outsourced some of our software optimization and data security enhancement work to two China-based specialist companies in this field. We expect to continue to incur expenses relating to such outsourced service in the near future. We also expect to make additional investments in our infrastructure as we continue to develop our capabilities across our product range.

Overall Development of the SaaS Enterprise Software Industry in China

Our revenues are significantly affected by the growth in demand for enterprise SaaS software in China. Such demand is dependent on many factors, including the economic growth rates in the industries in which our customers operate and the overall adoption of SaaS solutions among enterprises and government agencies in China. Our performance will also depend on the emergence of future competition from multinational and domestic software providers in China. In addition, government policy and regulation of China’s software industry may affect our results of operations.

Trends in Key Performance Indicators

We review the following key metrics to evaluate our business, measure our performance, identify trends affecting our business, formulate business plans and make strategic decisions:

Average Customer Contribution

We calculate average customer contribution by dividing total net revenues in a period by the total number of customers for the same period. We monitor average customer contribution as a measure of our cross selling and upselling of our new solutions. Our average customer contribution was RMB0.8 million, RMB0.9 million and RMB0.9 million (US$0.1 million) in 2015, 2016 and 2017, respectively, representing increases of 23% and 1% year over year in 2016 and 2017, respectively. We believe that average customer contribution declined slightly in 2018 from 2017.

Customers

We define a customer in a period as a single organization that purchases our products and solutions and with respect to which we recognize revenue during such period. A single customer may have multiple paid business accounts for separate divisions, segments or subsidiaries, but all entities that are part of the same corporate structure are counted as a single customer. We periodically review and optimize our customer portfolio. In 2015, 2016 and 2017, we had 309, 395 and 505 customers. No single customer represented 10% or more of our total net revenues in 2015, 2016 or 2017.

Key Components of Results of Operations

Net Revenues

Net revenues consist of revenues recognized from customers who used our software solutions during the period, including net revenues that we receive from the incentive programs of search engine providers, less business tax and surcharge. From our inception to the end of 2017, we have increased net revenues through our ability to increase the number of customers, retain high quality customers and increase the average customer contribution by upselling and cross selling new solutions. In the near term, we may experience slower growth or temporary declines in net revenue in some periods, due to customer attrition associated with delayed filing of our required SEC reports and general economic conditions in China. We expect our net revenues to increase over the long term as more customers adopt our solutions and demand more business intelligence to improve their operational efficiency, and as we continue to bring more innovative solutions to market and serve our customers.

Cost of Revenues

Cost of revenues consists primarily of personnel and personnel-related expenses for our customer service consultants, who work closely with our customer sales, marketing, IT and other operating professionals to help customers optimize the performance of their accounts, and periodically provide in-depth analyses for customers. Personnel costs consist of salaries, benefits, bonuses and share-based compensation. Cost of revenues also includes data center expenses, office and overhead costs, outsourcing cost, bandwidth costs, and depreciation expenses related directly to providing services to customers. We plan to continue increasing the capacity, capability and reliability of our infrastructure to support the growth of our customer base and the number of products we offer. In 2017 and 2018, as part of operational strategy change, we increased our use of outsourcing for some optimization services, so that we can allocate more internal resources to critical research and development, which change is likely to increase our cost of revenues. We expect that, for the foreseeable future, our cost of revenues will increase in absolute amount but fluctuate as a percentage of our net revenues.

Gross Profit and Gross Margin

Gross profit is net revenues less cost of revenues. Gross margin is gross profit expressed as a percentage of net revenues. Our gross margin has been, and will continue to be, affected by a number of factors, including the timing and extent of our investments in our operations and personnel, outsourcing cost, hosting-related costs and other depreciation expense allocations. The increased utilization of outsourcing is likely to reduce our gross margins. We expect that our gross margin will fluctuate from period to period.

Operating Expenses

Our operating expenses consist of sales and marketing, research and development, and general and administrative expenses. For each category, the most significant component of our operating expenses are personnel costs, which consist of salaries, benefits, bonuses, share-based compensation, and for sales and marketing expenses, sales commissions. We also incur other non-personnel costs such as an allocation of our general overhead expenses, and collaboration with third partied to develop and launch new solutions in our legal services and IIoT sector.

Sales and Marketing Expenses

Sales and marketing expenses consist primarily of personnel costs for our sales, marketing and business development employees and executives. Commissions are expensed in the period when a customer contract is executed. Sales and marketing expenses also include the costs of our marketing and brand awareness programs. We plan to continue investing in sales and marketing by increasing the number of our sales personnel, expanding our marketing activities, building brand awareness and sponsoring additional marketing events. We expect our sales and marketing expenses to continue to increase in absolute amount. However, we expect our sales and marketing expenses to decrease as a percentage of net revenues over the long term, although our sales and marketing expenses may fluctuate from period to period depending on fluctuations in net revenues and the timing of our sales and marketing expenses.

Research and Development Expenses

Research and development expenses consist primarily of personnel costs, an allocation of our general overhead expenses and outsourcing expenses, and increasing collaboration with third-party vertical specialists. We continue to focus our research and development efforts on adding new features and products and on increasing the functionality and enhancing the ease of use of our existing products. In addition, we invest aggressively in the research and development of the infrastructure layer of software technologies, which will benefit us in the long run. We expense all our software development costs as they are incurred. We plan to continue to hire employees for our engineering, product management and consulting teams to support our research and development efforts, particularly in our legal services, intelligent CRM and IIoT solutions, three relatively new verticals where we intend to replace the incumbents with more advanced solutions or develop the new solutions in a greenfield. As a result, we expect our research and development expenses to continue to increase in absolute amount for the foreseeable future, and the increase will be significant in the near term. We expect our research and development expenses to decrease modestly as a percentage of net revenues over the long term, although it may fluctuate from period to period depending on fluctuations in net revenues and the timing and extent of our research and development expenses.

General and Administrative Expenses

General and administrative expenses consist primarily of personnel costs for our administrative, legal, human resources, information technology, finance and accounting employees and executives. Also included are non-personnel costs, such as legal and other professional fees. We plan to continue to expand our business in China, and we expect to increase the size of our general and administrative function to support the growth of our business. We also expect that we will continue to incur additional general and administrative expenses as a result of being a publicly traded company. As a result, we expect our general and administrative expenses to continue to increase in absolute amount for the foreseeable future. We expect our general and administrative expenses as a percentage of net revenues in 2018 to increase due to our significant professional expenses relating to our internal investigation, changes of auditor and class action lawsuits. We expect our general and administrative expenses as a percentage of net revenues to decrease modestly over the long term, although it may fluctuate from period to period depending on fluctuations in our net revenues and the timing and extent of our general and administrative expenses.

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

China

Our subsidiaries, VIEs and VIE subsidiaries in the PRC are subject to enterprise income tax on their taxable income in China at a standard rate of 25% if they are not eligible for any preferential tax treatment. Taxable income is based on the entity’s global income as determined under PRC tax laws and accounting standards. According to the PRC Enterprise Income Tax Law and relevant regulations, with approval of relevant tax authorities, the income of Beijing Gridsum, Beijing Moment, Beijing Yunyang, Guoxinjunhe and the WFOE, which is determined to be generated from a high and new technology enterprise, is taxed at a preferential rate of 15%.

Our subsidiaries, VIEs and VIE subsidiaries in the PRC are also subject to Value Added Tax (“VAT”) at rate of 6% and related surcharges.

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

Enterprise

We generate enterprise revenue primarily by providing our marketing automation solutions, including bid management and data analysis solutions, to enterprise customers. We earn and record service fee revenues over the contractual period, in proportion to ad spending or the completion of milestones that are stipulated in the contracts. Sometimes, we receive revenues from the incentive programs of search engine providers based on factors determined by them, such as yearly growth in the amount of advertising on the provider’s search engine platform that our customers purchase through our solutions and other factors selected at the discretion of these providers. Revenues from these programs are received on both a quarterly and an annual basis and are calculated in accordance with our customers’ usage of the search engine providers.

In addition, we sell distribution rights of public sentiment tracking service provided by certain third-party search engine to sub-distributor, due to uncertainty of collection, the revenue is recognized when fees are collected.

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

Valuation Dates	Fair value per share	Discount rate	DLOM	Type of valuation
December 31, 2012	US$1.51	22.5%	30%	Retrospective
October 1, 2013	US$2.64	21.5%	25%	Retrospective
December 31, 2013	US$2.75	20.0%	20%	Retrospective
July 1, 2014	US$5.47	20.0%	20%	Retrospective
December 31, 2014	US$6.82	20.0%	15%	Retrospective
January 30, 2015	US$7.93	19.5%	10%	Contemporaneous
March 1, 2015	US$7.94	19.0%	10%	Contemporaneous
June 30, 2015	US$11.80	18.5%	7%	Contemporaneous
September 30, 2015	US$11.84	18.5%	8%	Contemporaneous
November 18, 2015	US$11.84	18.5%	9%	Contemporaneous

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

The following table sets forth information regarding the stock options we granted as of December 31, 2017.

Date of Tranche	Number of Options Granted	Exercise Price	Fair Value of the Options as of the Grant Date	Fair Value of the Underlying Ordinary Shares as of the Grant Date	Intrinsic Value as of the Grant Date
September 1, 2013	78,125	US$0.42	US$2.26	US$2.64	US$2.22
January 1, 2014	31,250	US$0.42	US$2.38	US$2.75	US$2.33
February 10, 2014	198,893	US$0.42	US$2.37	US$2.75	US$2.33
July 1, 2014	164,000	US$0.42	US$5.08	US$5.47	US$5.05
December 10, 2014	198,893	US$0.42	US$6.43	US$6.82	US$6.40
March 1, 2015	223,000	US$0.42	US$7.55	US$7.94	US$7.52
June 30, 2015	30,000	US$0.42	US$11.41	US$11.80	US$11.38
September 30, 2015	24,000	US$0.42	US$11.44	US$11.84	US$11.42
October 16, 2015	25,000	US$0.42	US$11.44	US$11.84	US$11.42
November 18, 2015	29,000	US$0.42	US$11.44	US$11.84	US$11.42
January 17, 2017	1,320,000	US$10.11	US$4.93	US$11.35	US$1.24

The fair value of each option grant is estimated on the date of grant. The following table summarizes assumptions used in the fair value estimates on the dates indicated.

Date of Tranche	Expected Volatility(1)	Risk-Free Interest Rate (Per Annum)(2)	Expected Dividend Yield(3)	Expected Term (in Years)(4)	Expected Forfeiture Rate(5)
September 1, 2013	47%	3.56%	—	2.2	3%
January 1, 2014	52%	3.63%	—	2.2	3%
February 10, 2014	52%	3.27%	—	2.2	3%
July 1, 2014	52%	3.17%	—	2.2	3%
December 10, 2014	50%	2.77%	—	2.2	3%
March 1, 2015	49%	2.59%	—	2.2	3%
June 30, 2015	48%	2.95%	—	2.2	3%
September 30, 2015	47%	2.64%	—	2.2	3%
October 16, 2015	46%	2.63%	—	2.2	3%
November 18, 2015	46%	2.87%	—	2.2	3%
January 17, 2017	46%	3.14%	—	2.2	3%

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

The following table sets forth information regarding the RSUs we granted as of December 31, 2017.

Date of Tranche	Number of RSUs Granted	Fair Value of the RSUs as of the Grant Date	Intrinsic Value as of the Grant Date
January 3, 2017	19,782	US$10.11	US$10.11
January 11, 2017	300	US$11.24	US$11.24
August 28, 2017	3,217	US$9.37	US$9.37
October 1, 2017	862,900	US$9.80	US$9.80
October 10, 2017	20,000	US$9.40	US$9.40
October 16, 2017	3,000	US$8.87	US$8.87
October 23, 2017	10,000	US$8.20	US$8.20
November 1, 2017	8,500	US$8.40	US$8.40
November 7, 2017	3,000	US$8.64	US$8.64
November 15, 2017	3,000	US$8.69	US$8.69
December 1, 2017	3,000	US$8.57	US$8.57

The grant date fair value of the RSUs is equal to the closing price of our ADSs on the grant date with the cost of US$0.001 per RSU.

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

Recently Issued Accounting Pronouncements

See Item 18 of Part III, “Financial Statements—Note 2—Principal Accounting Policies—(dd) Recent Accounting Pronouncements.”

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

	For the Year Ended December 31,
	2015	2016	2017
	RMB	RMB	RMB	US$
	(Restated)	(Restated)
	(in thousands)
Consolidated Statements of Operations Data:
Revenues:
Enterprise	208,385	311,106	377,013	57,946
e-Government and other	26,904	60,772	102,216	15,710
Less: Business tax and surcharges	(3,092)	(8,055)	(9,696)	(1,490)

Net revenues	232,197	363,823	469,533	72,166
Cost of revenues(1)	(33,392)	(55,707)	(94,640)	(14,546)

Gross profit	198,805	308,116	374,893	57,620

Operating expenses:
Sales and marketing expenses(1)	(88,364)	(139,781)	(192,413)	(29,573)
Research and development expenses(1)	(97,553)	(160,387)	(257,921)	(39,642)
General and administrative expenses(1)	(60,820)	(88,108)	(143,743)	(22,093)

Total operating expenses	(246,737)	(388,276)	(594,077)	(91,308)

Loss from operations	(47,932)	(80,160)	(219,184)	(33,688)

Other income/(expense):
Foreign currency exchange gain/(loss)	1,339	(1,600)	(8,552)	(1,314)
Interest income/(expense), net	80	(614)	(5,430)	(835)
Other income/(expense), net	111	(1,452)	(1,683)	(259)

Loss before income tax	(46,402)	(83,826)	(234,849)	(36,096)
Income tax expenses	(15,371)	(14,801)	(4,275)	(657)

Net loss	(61,773)	(98,627)	(239,124)	(36,753)

(1)	Share-based compensation was allocated in costs and operating expenses as follows:

	For the Year Ended December 31,
	2015	2016	2017
	RMB	RMB	RMB	US$
	(Restated)	(Restated)
	(in thousands)
Cost of revenues	335	319	501	77
Sales and marketing expenses	1,651	2,252	4,739	728
Research and development expenses	3,347	3,955	8,641	1,328
General and administrative expenses	3,473	4,104	9,046	1,390

Total	8,806	10,630	22,927	3,523

Year Ended December 31, 2016 Compared to Year Ended December 31, 2017

Net Revenues

	For the Year Ended December 31,			Change
	2016	2017		Amount	%
	RMB	RMB	US$	RMB
	(Restated)
	(in thousands, except for percentages)
Revenues:
Enterprise	311,106	377,013	57,946	65,907	21%
e-Government and other	60,772	102,216	15,710	41,444	68%
Less: Business tax and surcharges	(8,055)	(9,696)	(1,490)	(1,641)	20%

Net revenues	363,823	469,533	72,166	105,710	29%

Net revenues increased by RMB105.7 million, or 29%, from 2016 to 2017, with 21% growth in enterprise revenues and 68% growth in e-Government and other revenues. This growth was attributable to increased demand for our solutions from new and existing customers. Total customers increased 28%, to 505 customers in 2017 from 395 customers in 2016. Enterprise revenues increased RMB65.9 million due to a 35% increase in the number of enterprise customers from 331 to 447. The average enterprise customer contribution in 2016 and 2017 were consistently around RMB0.9 million and RMB0.8 million, respectively. E-Government and other revenues increased by RMB41.4 million, due to an increase in average e-Government and other customer contribution from approximately RMB0.9 million to RMB1.8 million, which was primarily driven by higher demand for our solutions, although the number of customers decreased from 64 to 58.

Cost of Revenues

	For the Year Ended December 31,			Change
	2016	2017		Amount	%
	RMB	RMB	US$	RMB
	(Restated)
	(in thousands, except for percentages)
Cost of revenues	(55,707)	(94,640)	(14,546)	(38,933)	70%

Cost of revenues increased by RMB38.9 million, or 70%, from 2016 to 2017. The increase was primarily as a result of a RMB26.6 million increased outsource service fee and technical service fee and RMB3.7 million increased staff and other cost. The increase in the cost of outsource service fee primarily reflects our incremental investment to satisfy the increasing data security demand from our customers.

Gross Profit

	For the Year Ended December 31,			Change
	2016	2017		Amount	%
	RMB	RMB	US$	RMB
	(Restated)
	(in thousands, except for percentages)
Gross profit	308,116	374,893	57,620	66,777	22%

Gross profit increased by RMB66.8 million, or 22%, from 2016 to 2017, due to net revenues increasing at a higher pace than cost of revenues, reflecting higher average customer contribution in 2017 over 2016 and better leveraging of customer support personnel. Gross margin decreased from 85% in 2016 to 80% in 2017. The lower gross margin was primarily attributable to increased cost associated with greater use of outsourcing services.

Operating Expenses

	For the Year Ended December 31,			Change
	2016	2017		Amount	%
	RMB	RMB	US$	RMB
	(Restated)
	(in thousands, except for percentages)
Operating expenses:
Sales and marketing expenses	(139,781)	(192,413)	(29,573)	(52,632)	38%
Research and development expenses	(160,387)	(257,921)	(39,642)	(97,534)	61%
General and administrative expenses	(88,108)	(143,743)	(22,093)	(55,635)	63%

Total operating expenses	(388,276)	(594,077)	(91,308)	(205,801)	53%

Sales and Marketing Expenses

Sales and marketing expenses increased by RMB52.6 million, or 38%, from 2016 to 2017, primarily due to a RMB24.6 million increase in advertising, marketing conferences, promotional events and related meals and entertainment expense, a RMB11.9 million increase in staff and related costs, including a RMB2.5 million increase in share-based compensation, and a RMB11.6 million increase in spending on industry research for business expansion.

Research and Development Expenses

Research and development expenses increased by RMB97.5 million, or 61%, from 2016 to 2017, primarily due to a RMB42.8 million increase in personnel and other costs resulting from a headcount increase from 418 to 546, a RMB35.1 million increase in outsourced cost and technical service fee, a RMB6.3 million increase in office lease fees, a RMB5.6 million increase in the depreciation and amortization expense mainly related to the computer and software acquired, and a RMB4.7 million increase in share-based compensation in 2017. Research and development expenses in 2017 remained the largest component of our operating expenses.

General and Administrative Expenses

General and administrative expenses increased by RMB55.6 million, or 63%, from 2016 to 2017, including a RMB19.1 million increase in personnel cost mainly due to a transfer of some of our senior sales employees with higher salaries to our administrative department in 2017, a RMB15.2 million increase in professional fee incurred for accounting and legal matters, a RMB7.1 million increase in allowance for doubtful accounts, and a RMB4.9 million increase in share-based compensation.

Year Ended December 31, 2015 Compared to Year Ended December 31, 2016

Net Revenues

	For the Year Ended December 31,		Change
	2015	2016	Amount	%
	RMB	RMB	RMB
	(Restated)	(Restated)
	(in thousands, except for percentages)
Revenues:
Enterprise	208,385	311,106	102,721	49%
e-Government and other	26,904	60,772	33,868	126%
Less: Business tax and surcharges	(3,092)	(8,055)	(4,963)	161%

Net revenues	232,197	363,823	131,626	57%

Net revenues increased by RMB131.6 million, or 57%, from 2015 to 2016, with 49% growth in enterprise revenues and 126% growth in e-Government and other revenues. This growth was attributable to increased demand for our solutions from new and existing customers. Total customers increased by 28%, to 395 customers in 2016 from 309 customers in 2015. Enterprise revenues increased by RMB102.7 million due to a 36% increase in the number of enterprise customers from 244 to 331. The average enterprise customer contribution remained consistent at RMB0.9 million in 2015 and 2016. E-Government and other revenues increased by RMB33.8 million, due to an increase in average e-Government and other customer contribution from RMB0.4 million to RMB0.9 million, which was primarily driven by higher demand for our solutions, although the number of customers decreased from 65 to 64.

Cost of Revenues

	For the Year Ended December 31,		Change
	2015	2016	Amount	%
	RMB	RMB	RMB
	(Restated)	(Restated)
	(in thousands, except for percentages)
Cost of revenues	(33,392)	(55,707)	(22,315)	67%

Cost of revenues increased by RMB22.3 million, or 67%, from 2015 to 2016. The increase was primarily as a result of a RMB10.0 million increase in the cost of software optimization services and increased overhead allocation, and a RMB8.3 million increase in cost of customer service consultants. The increase in the cost of software optimization services primarily reflects our incremental investment amounting to RMB10.1 million to satisfy the increasing data security demand from our customers, in particular those in the judicial system.

Gross Profit

	For the Year Ended December 31,		Change
	2015	2016	Amount	%
	RMB	RMB	RMB
	(Restated)	(Restated)
	(in thousands, except for percentages)
Gross profit	198,805	308,116	109,311	55%

Gross profit increased by RMB109.3 million, or 55%, from 2015 to 2016, due to net revenues increasing at a higher pace than cost of revenues, reflecting higher average customer contribution in 2016 over 2015 and better leveraging of customer support personnel. Gross margin slightly decreased from 86% in 2015 to 85% in 2016.

Operating Expenses

	For the Year Ended December 31,		Change
	2015	2016	Amount	%
	RMB	RMB	RMB
	(Restated)	(Restated)
	(in thousands, except for percentages)
Operating expenses:
Sales and marketing expenses	(88,364)	(139,781)	(51,417)	58%
Research and development expenses	(97,553)	(160,387)	(62,834)	64%
General and administrative expenses	(60,820)	(88,108)	(27,288)	45%

Total operating expenses	(246,737)	(388,276)	(141,539)	57%

Sales and Marketing Expenses

Sales and marketing expenses increased by RMB51.4 million, or 58%, from 2015 to 2016, primarily due to a RMB23.9 million increase in sales personnel costs resulting from a headcount increase from 240 to 282, a RMB14.1 million increase in advertising, marketing conferences, promotional events and related meals and entertainment expense, and a RMB12.7 million increase in professional fees mainly due to increased spending on industry research for business expansion.

Research and Development Expenses

Research and development expenses increased by RMB62.8 million, or 64%, from 2015 to 2016, primarily due to a RMB38.5 million increase in personnel costs resulting from a headcount increase from 279 to 418, a RMB11.0 million increase in the depreciation and amortization expense mainly related to the computer hardware and software acquired, a RMB8.8 million increase in outsourcing cost and overhead allocation, and a RMB8.5 million increase in office lease fees, and partially offset by a RMB2.8 million decrease in scientific research projects funding. Research and development expenses in the full year of 2016 remained as the largest component of our operating expenses.

General and Administrative Expenses

General and administrative expenses increased by RMB27.3 million, or 45%, from 2015 to 2016, primarily due to a RMB18.6 million increase in allowance for doubtful accounts and overhead allocation and a RMB7.5 million increase in personnel cost resulting from a headcount increase from 96 to 118 in 2016.

B.    Liquidity and Capital Resources

Cash Flows and Working Capital

The following table sets forth the movements of our cash and cash equivalents for the periods presented:

	For the Year Ended December 31,
	2015	2016	2017
	RMB	RMB	RMB	US$
	(Restated)	(Restated)
	(in thousands)
Net cash used in operating activities	(97,377)	(235,177)	(306,704)	(47,141)
Net cash used in investing activities	(23,454)	(116,388)	(198,521)	(30,512)
Net cash provided by financing activities	257,500	650,539	190,948	29,348
Effect of exchange rate changes on cash and cash equivalents	24	22,955	(39,485)	(6,067)
Net increase/(decrease) in cash and cash equivalents	136,693	321,929	(353,762)	(54,372)
Cash and cash equivalents at the beginning of the year	61,830	198,523	520,452	79,992
Cash and cash equivalents at the end of the year	198,523	520,452	166,690	25,620

Cash and Cash Equivalents

As of December 31, 2016 and 2017, our total cash and cash equivalents were RMB520.4 million and RMB166.7 million (US$25.6 million), respectively. Our cash and cash equivalents decreased by RMB353.8 million from December 31, 2016 to December 31, 2017, primarily due to our cash used in operating activities and investing activities.

In 2016 and 2017, we entered into several short-term guaranteed loan agreements. Each of the loan agreements provides for a RMB revolving credit facility with a maturity term of twelve months. The guarantees on these loans were provided by Guosheng Qi, our chief executive officer and chairman, or Beijing Haidian Sci-tech Enterprises Financing Guarantee Co., Ltd., a third-party guarantor.

Short-term bank loans as of December 31, 2017 amounted to RMB266.0 million (US$40.9 million), which consisted of several bank borrowings denominated in RMB. All of these bank borrowings were repayable within one year. The weighted average interest rate for the outstanding borrowings as of December 31, 2017 was approximately 4.68%.

On May 5, 2018, we completed the transactions contemplated by our April 30, 2018 convertible note purchase agreement with FutureX Innovation SPC, an affiliate of FutureX. In accordance with the convertible note purchase agreement, we received US$40 million and issued the FutureX Convertible Note that is convertible, in whole or in part, into our Class B ordinary shares at a conversion price of US$6.50 per share, subject to customary adjustments. The FutureX Convertible Note has a term of 18 months and bears interest at 2.80% per annum. The FutureX Convertible Note includes other customary terms and covenants, including certain events of default after which the FutureX Convertible Note may be due and payable immediately. Additionally, in the event of a fundamental change, as defined in the FutureX Convertible Note, the holder of the note may require us to repurchase the FutureX Convertible Note at a price equal to 100% of the principal amount of the FutureX Convertible Note, plus accrued and unpaid interest. FutureX Innovation SPC agreed not to transfer or sell the FutureX Convertible Note, the Class B ordinary shares or any of our other securities, or enter into any swap, short sale or similar arrangements relating to such securities, for a period of six months after the issuance of the FutureX Convertible Note. In connection with this transaction, we and FutureX Innovation SPC entered into a registration rights agreement, pursuant which FutureX Innovation SPC has the right to require us, within 15 months following the issuance of the FutureX Convertible Note, to file a registration statement with the SEC covering the offer and sale of the Class B ordinary shares issued upon conversion of the FutureX Convertible Note, as well as certain customary piggyback registration rights.

As of December 31, 2018, our total cash and cash equivalents were approximately RMB96.4 million (US$14.0 million). For this calculation, the RMB amount is translated into U.S. Dollars at the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on December 28, 2018, which was RMB6.8755 to US$1.00. Our cash and cash equivalents decreased substantially from December 31, 2017 primarily due to our use of cash in operating activities, continued investments in new market opportunities, funding our net loss and increased expenses incurred for professional accounting and legal fees. We believe that we can meet our future liquidity and capital requirements for at least next twelve months from the date of this annual report. However, in the near term we may need to suspend certain customer relationships that consume working capital, reduce operating expenses through restructuring, or increase our working capital through additional sales of equity or debt securities, or other borrowing arrangements. Any such restructuring activities may adversely affect our revenues, and any issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of additional indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations. Failure to increase our working capital would have a material adverse effect on our business.

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

In utilizing the proceeds we received from our initial public offering, the issuance of the FutureX Convertible Note, and the other cash that we hold offshore, we may (i) make additional capital contributions to our PRC subsidiary, (ii) establish new PRC subsidiaries and make capital contributions to these new PRC subsidiaries, (iii) make loans to our PRC subsidiary or consolidated affiliated entities or (iv) acquire offshore entities with business operations in China in offshore transactions. However, most of these uses are subject to PRC regulations and approvals. For example:

•	capital contributions to our PRC subsidiary or consolidated affiliated entities, whether existing or newly established ones, must be approved by the MOFCOM or its local counterparts; and

•	loans by us to finance the activities of our PRC subsidiary, which is a foreign-invested enterprise, cannot exceed statutory limits and must be registered with SAFE or its local branches.

See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations on Foreign Exchange.”

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

Operating Activities

Net cash used in operating activities in 2017 was RMB306.7 million (US$47.1 million), reflecting a net loss of RMB239.1 million (US$36.8 million), an increase of RMB267.6 million (US$41.1 million) in accounts receivable, and an increase of RMB102.4 million (US$15.7 million) in prepayments and other current assets, partially offset by an increase of RMB158.6 million (US$24.4 million) in accounts payable, an increase of RMB36.5 million (US$5.6 million) in tax payable, and an increase of RMB18.6 million (US$2.9 million) in salary and welfare payable. The principal non-cash items accounting for the difference between the net loss and the cash used in operating activities in 2017 were RMB24.5 million (US$3.8 million) in provision for allowance for doubtful accounts, RMB31.5 million (US$4.8 million) in depreciation and amortization expenses, RMB22.9 million (US$3.5 million) in share-based compensation expense, and RMB20.5 million (US$3.1 million) in foreign currency exchange loss. Compared to 2016, net cash used in operating activities in 2017 increased from RMB235.2 million to RMB306.7 million (US$47.1 million). The increased cash outflow was primarily attributable to investment in working capital for certain low risk customers, to which a longer credit period was granted.

The amount of payments to search engine service providers on behalf of customers included in accounts receivable was RMB280.9 million and RMB449.4 million (US$69.1 million) as of December 31, 2016 and December 31, 2017, respectively. When we provide the bid management services to our customers, customer spending on search engine service providers will pass through our accounts. The flow of the funds impacts on several accounts, including accounts receivable, accounts payable, deferred revenues and advance from customers.

Net cash used in operating activities in 2016 was RMB235.2 million, reflecting a net loss of RMB98.6 million, an increase of RMB102.0 million in accounts receivable and an increase of RMB88.5 million in prepayments and other current asset, which was in line with the increase of our revenues, and a decrease of RMB45.5 million in accounts payable and deferred revenues, advance from customers, accrued expenses and other current liabilities, partially offset by an increase of RMB40.7 million in tax payable, an increase of RMB9.3 million in salary and welfare payable. The principal non-cash items accounting for the difference between the net loss and the cash used in operating activities in 2016 were RMB23.9 million in depreciation and amortization expenses, RMB10.6 million in share-based compensation expense, RMB19.7 million in provision for allowance for doubtful accounts, and RMB1.6 million in foreign currency exchange loss.

Net cash used in operating activities in 2015 was RMB97.4 million, reflecting a net loss of RMB61.8 million, an increase of RMB183.8 million in accounts receivable and an increase of RMB54.8 million in prepayments and other current assets, offset partially by an increase of RMB180.9 million in total current liabilities. The principal non-cash items accounting for the difference between the net loss and the cash used in operating activities in 2015 were RMB13.1 million in depreciation and amortization expenses, and RMB8.8 million in share-based compensation expense.

Investing Activities

Net cash used in investing activities in 2017 was RMB198.5 million (US$30.5 million), primarily due to investment in a restricted cash of RMB241.3 million (US$37.1 million) as collateral of bank borrowing and purchases of property and equipment of RMB23.0 million (US$3.5 million), and partly offset by maturity of time deposit of RMB67.6 million (US$10.4 million).

Net cash used in investing activities in 2016 was RMB116.4 million, representing investment in a time deposit of RMB66.4 million and purchases of property and equipment of RMB46.0 million.

Net cash used in investing activities in 2015 was RMB23.5 million, representing purchase of property and equipment of RMB23.5 million.

Financing Activities

Net cash provided by financing activities in 2017 was RMB190.9 million (US$29.3 million), primarily due to RMB266.0 million (US$40.9 million) proceeds from bank loans and net proceeds of RMB3.1 million (US$0.5 million) from issuance of ordinary shares for options exercised, partly offset by RMB65.0 million (US$10.0 million) in repayment of our bank loans.

Net cash provided by financing activities in 2016 was RMB650.5 million, primarily due to net proceeds of RMB615.0 million from our initial public offering and RMB65.0 million drawdown under our revolving credit facilities.

Net cash provided by financing activities in 2015 was RMB257.5 million, primarily due to the sale and issuance of Series C preferred shares to private investors for RMB262.6 million, offset by RMB1.1 million of transaction-related expenses and RMB4.0 million repayment of bank loan.

Capital Expenditures

Our capital expenditures were RMB23.5 million, RMB46.0 million and RMB23.0 million (US$3.5 million) in 2015, 2016 and 2017, respectively, primarily related to purchase of servers, computers and other equipment for our business. We intend to continue to incur capital expenditures as our business continues to grow, and we may make acquisitions of businesses and properties that complement our operations when suitable opportunities arise. We expect to fund our future capital expenditures with our current cash, cash equivalents and time deposits and anticipated cash flow from operations.

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

These reserve funds and staff welfare and bonus funds are not distributable as cash dividends. In addition, registered capital and capital reserve accounts are restricted from withdrawal in the PRC, up to the amount of net assets held in such entity. As of December 31, 2017, the total restricted net assets was RMB110.9 million (US$17.0 million). The WFOE has never paid dividends and will not be able to pay dividends until it generates accumulated profits and has satisfied the requirements for statutory reserve funds.

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

The majority of our research and development team is based in our Beijing office and to a lesser degree in Shanghai, Shenzhen, Chengdu and Xi’an. To foster rapid innovation, our team is further apportioned into small agile development teams.

Our research and development expenses were RMB97.6 million, RMB160.4 million and RMB257.9 million (US$39.6 million) for the years ended December 31, 2015, 2016 and 2017, respectively.

D.    Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2017 to December 31, 2017 that are reasonably likely to have a material effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E.    Off-Balance Sheet Arrangements

As of December 31, 2017, we have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. In addition, we have not entered into any derivative contracts that are indexed to our own shares and classified as shareholder’s equity, or that are not reflected in our consolidated combined financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. Moreover, we do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.

F.    Tabular Disclosure of Contractual Obligations

The following sets forth information regarding our aggregate payment obligations under our contracts and commercial commitments as of December 31, 2017:

	Payments Due by Period
	Total		Less than 1 year		1-3 years		3-5 years		More than 5 years
	RMB	US$	RMB	US$	RMB	US$	RMB	US$	RMB	US$
	(in thousands)
Operating lease obligations	38,162	5,865	25,792	3,964	10,990	1,689	1,380	212	—	—
Other commitments	30,305	4,658	10,080	1,549	16,233	2,495	3,992	614	—	—
Total	68,467	10,523	35,872	5,513	27,223	4,184	5,372	826	—	—

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.    Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report. The business address of each of our directors and executive officers is Beijing Gridsum Technology Co., Ltd., South Wing, High Technology Building, No. 229 North 4th Ring Road, Haidian District, Beijing 100083, People’s Republic of China.

Directors and Executive Officers	Age	Position/Title
Guosheng Qi	34	Chairman of the Board, Chief Executive Officer
Guofa Yu	44	Director, Chief Operating Officer
Xiang Fan	42	Director
Yanchun Bai	52	Director
Xudong Gao	53	Director
Thomas A. Melcher	55	Director
Peter Andrew Schloss	58	Director
Michael Peng Zhang	49	Co-Chief Financial Officer
Ravi Sarathy	48	Co-Chief Financial Officer
John Jiyang Liu	54	Chief Technology Officer
Aaron Feng Li	45	Co-President
Michael Yang Xu	47	Co-President
Xijian Liu	61	Chief Strategy Officer

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

Xiang Fan has served as a member of our Board of Directors since 2015. Mr. Fan is a Managing Director of Goldman Sachs, an investment banking firm, which he joined in 2007. Mr. Fan was an associate of KKR, a private equity investment firm, from 2006 to 2007, and an associate at Goldman Sachs from 2004 to 2006. Mr. Fan currently serves on the boards of directors of a number of portfolio companies of Goldman Sachs. Mr. Fan holds a bachelor’s degree in economics and computer science from Yale University and an MBA degree from University of Pennsylvania.

Yanchun Bai has served as a member of our Board of Directors since 2012. Mr. Bai has been a partner at the Commerce & Finance Law Offices, a law firm, since May 2013. Prior to that, Mr. Bai was a partner at King & Wood Mallesons, a law firm, from 1993 to May 2013. Mr. Bai currently serves as a member of the board of directors of Baoshan Iron & Steel Co. Ltd., a company listed on Shanghai Stock Exchange, NETAC Technology Co., Ltd., a company listed on Shenzhen Stock Exchange, Shijiazhuang Changshan Beiming Technology Co., Ltd., a company listed on Shenzhen Stock Exchange, and certain other private company. Mr. Bai holds a bachelor’s degree in law from China University of Political Science and Law and an LLM degree from Stanford Law School.

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

Peter Andrew Schloss has served as a member of our Board of Directors since 2016. Mr. Schloss has served as the managing partner and chief executive officer of CastleHill Partners since November 2015. Mr. Schloss has been serving as a director and audit committee chairman of Bright Scholar Education Holdings Limited, an operator of international and bilingual K-12 schools in China listed on the New York Stock Exchange, since May 2017, and a director and the audit committee chairman of YY, Inc., an interactive social platform listed on The Nasdaq Stock Market, since 2012. Previously, Mr. Schloss was a director and the audit committee chairman of Giant Interactive Group Inc., a China-based online game developer and operator, from 2007 to 2015, and a partner at Phoenix Media Fund L.P., a private equity fund established by Phoenix Television Group to invest in media and culture-related companies in China, from 2012 to May 2016. From 2009 to 2012, Mr. Schloss served as the founder and chief executive officer of Allied Pacific Sports Network Limited, a leading over-the-top provider of live and on-demand sports in Asia. Prior to joining Allied Pacific Sports Network Limited, Mr. Schloss worked at TOM Online Inc., serving as the chief financial officer from 2003 to 2005, as an executive director from 2004 to 2007 and as the chief legal officer from 2005 to 2007. Mr. Schloss holds a bachelor’s degree in political science and a juris doctor degree from Tulane University.

Michael Peng Zhang has served as our co-chief financial officer since April 2017 and was our chief financial officer from February 2014 to April 2017. Prior to joining us, Mr. Zhang served as a managing director of Cowen & Company, an investment banking firm, from 2008 to January 2013. Prior to that, Mr. Zhang served as a principal of ThinkEquity Partners LLC, an investment banking firm, from 2005 to 2007. Mr. Zhang also held management and operational positions at China Guangdong Nuclear Power Holding, a clean energy company, Shenzhen Techlink Science & Technologies, a technology company, and Stephens Inc., a financial services firm, from 1992 to 2005. Mr. Zhang holds a bachelor’s degree in economics from Renmin University of China and a master’s degree in business administration from Wake Forest University. Mr. Zhang is a Certified Public Accountant and a CFA charterholder.

Ravi Sarathy has served as our co-chief financial officer since April 2017 and was our chief strategy officer from October 2016 to April 2017. Prior to joining us, Mr. Sarathy served as a managing director and the head of APAC Internet and software equity research at Citigroup from 2010. Prior to that, Mr. Sarathy was the co-founder and served as president of iRealityGroup, a leading Asia-focused TMT corporate finance, M&A and investment boutique since 2000. Mr. Sarathy also served as the head of global internet research and also the head of Asia internet, media and telecommunications research at Lehman Brothers from 1996 to 2000. Ravi holds a bachelor’s degree and a master’s degree, both in economics, from Peterhouse, Cambridge University.

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

Michael Yang Xu has served as our co-president since April 2008. Prior to that, Mr. Xu served as the general manager of multiple divisions of Sinochem Tianjin Co Limited, a subsidiary of Sinochem Group, from 2005 to 2007. Mr. Xu also held various investment and management positions at Sinochem Group, a Chinese state-owned chemical enterprise, from 1994 to 1999, including serving as financial controller of Zhonghuan Jinyuan Real Estate Co Limited, a subsidiary of Sinochem Group. Mr. Xu is currently the International Ambassador of Search Engine Marketing Professional Organization, also known as SEMPO, and the chairman of SEMPO’s Greater China working group. Mr. Xu holds a bachelor’s degree in accounting from Renmin University of China, a master’s degree in telecommunication systems from California State University, East Bay, and an MBA degree from California State University, East Bay.

Xijian Liu has served as our chief strategy officer since August 2017. Prior to joining us, Mr. Liu served as the director of the information management department of China National Petroleum Corporation and the general manager of the information management department of PetroChina Company Limited from September 2005 to July 2017. Mr. Liu was the general manager of the technology and information management department of PetroChina Company Limited from October 1999 to August 2005. Mr. Liu holds a bachelor’s degree in engineering from Daqing Petroleum Institute, and a master’s degree in business administration from the School of Management of University at Buffalo.

B.    Compensation

For 2017, we paid an aggregate of approximately RMB10.8 million (US$1.7 million) in cash to our executive officers and directors as a group. Our PRC subsidiary and consolidated affiliated entities are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, housing fund, unemployment and other statutory benefits. For details on the share incentive grants to our executive officers and directors, see “—Share Incentive Plans.”

Share Incentive Plans

Gridsum Holding Inc. Stock Option Plan

Our stock option plan was originally adopted in 2011 and amended in 2014 and 2017. This plan, which we refer to as our Stock Option Plan, is intended to promote our success and shareholder value by attracting, motivating and retaining selected employees and other eligible participants through awards of stock options.

A maximum of 2,500,000 ordinary shares were issuable pursuant to awards under our Stock Option Plan. As of December 31, 2018, 1,305,261 Class B ordinary shares were issuable pursuant to stock options outstanding under our Stock Option Plan. After the completion of our initial public offering, awards were no longer made under the Stock Option Plan, and were made under a successor equity plan known as Gridsum Holding Inc. Equity Incentive Plan, or our Equity Incentive Plan.

Eligibility. Our Stock Option Plan provides for the grant of stock options to our employees or employees of related entities, such as a parent or subsidiary corporation.

Administration. Subject to the terms of our Stock Option Plan, either our Board of Directors or the Compensation Committee has the discretion to make all decisions implementing our Stock Option Plan.

Stock Options. Stock options are granted pursuant to stock option agreements. In general, the Board or Compensation Committee determined the purchase price and the vesting and exercise schedule of each stock option, which are set forth in the stock option agreements with each optionee. Stock options may not be transferred, except by will or by the laws of descent or distribution, unless the Board or Compensation Committee otherwise determines.

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

Gridsum Holding Inc. Equity Incentive Plan

We adopted our Equity Incentive Plan upon the completion of our initial public offering in September 2016, and the Equity Incentive Plan was amended in 2017. The maximum number of shares which may be issued pursuant to all awards under our Equity Incentive Plan was 2,500,000 initially. The number of shares reserved for issuance under our Equity Incentive Plan has increased automatically in January 1, 2017, 2018 and 2019, and will increase automatically on January 1 of each of 2020 through 2026 by the number of shares equal to 2.5% of the aggregate number of outstanding Class B ordinary shares as of the immediately preceding December 31. However, our Board of Directors may reduce the amount of the increase in any particular year. In addition, the following Class B ordinary shares will again be available for grant and issuance under our Equity Incentive Plan:

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

As of December 31, 2018, 1,490,000 Class B ordinary shares may be issued pursuant to outstanding stock options and 1,407,236 Class B ordinary shares may be issued pursuant to outstanding RSUs under our Equity Incentive Plan, and there were 889,305 Class B ordinary shares reserved for future issuance.

Eligibility. Our Equity Incentive Plan provides for the grant of incentive stock options to our employees and any parent and subsidiary corporations’ employees and for the grant of nonqualified share options, restricted shares, RSUs, share appreciation rights, share bonuses and performance awards to our employees, directors and consultants and our parent and subsidiary corporations’ employees and consultants. No more than 5,000,000 shares may be issued as incentive stock options under our Equity Incentive Plan.

Administration. Our Equity Incentive Plan will be administered by the Board of Directors or by our Compensation Committee; in this plan description we refer to the Board of Directors or Compensation Committee as the plan administrator. The plan administrator determines the terms of all awards.

Types of Awards. Our Equity Incentive Plan will allow for the grant of options, restricted shares, RSUs, share appreciation rights, share bonuses and performance awards.

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

Amendment and Termination. Our Equity Incentive Plan will terminate ten years from the date it is adopted by our Board of Directors, unless it is terminated earlier by our Board of Directors. Our Board of Directors may amend or terminate our Equity Incentive Plan at any time. Our Board of Directors generally may amend our Equity Incentive Plan, without shareholder approval unless required by applicable law.

The following table summarizes outstanding options held by our executive officers and directors as of December 31, 2018.

Name	Class B Ordinary Shares Underlying Options Awarded	Exercise Price (US$/Share)	Date of Grant	Date of Expiration
Guosheng Qi	500,000	10.11	January 3, 2017	January 3, 2027
Xudong Gao	*	0.42	January 1, 2011	January 1, 2021
	*	0.42	July 1, 2011	July 1, 2021
Yanchun Bai	*	0.42	September 1, 2012	September 1, 2022
	*	0.42	September 1, 2013	September 1, 2023
Michael Peng Zhang	*	0.42	February 10, 2014	February 10, 2024
	*	10.11	January 3, 2017	January 3, 2027
Ravi Sarathy	*	10.11	January 3, 2017	January 3, 2027
John Jiyang Liu	*	0.42	December 10, 2014	December 10, 2024
	*	10.11	January 3, 2017	January 3, 2027

* Upon	exercise of all options granted and vesting of all restricted share units, would beneficially own less than 1% of our outstanding ordinary shares.

The following table summarizes outstanding RSUs held by our executive officers and directors under our Equity Incentive Plan as of December 31, 2018.

Name	Class B Ordinary Shares Underlying RSUs Awarded	Date of Grant	Date of Expiration
Peter Andrew Schloss	*	January 3, 2017	January 3, 2027
	*	January 2, 2018	January 2, 2028
Xijian Liu	*	August 28, 2017	August 28, 2027
	*	August 28, 2018	August 28, 2028

* Upon	exercise of all options granted and vesting of all restricted share units, would beneficially own less than 1% of our outstanding ordinary shares.

As of December 31, 2018, other employees as a group hold options to purchase 1,124,975 Class B ordinary shares, with a weighted average exercise price of US$2.23 per ordinary share; other employees as a group hold RSUs for 1,357,844 Class B ordinary shares upon vesting.

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

Audit Committee

Our Audit Committee consists of Mr. Gao, Mr. Melcher and Mr. Schloss, and is chaired by Mr. Schloss. We have determined that Mr. Gao, Mr. Melcher and Mr. Schloss each satisfy the independence requirements of The Nasdaq Stock Market and Rule 10A-3 under the Exchange Act. Mr. Schloss meets the criteria of an audit committee financial expert as set forth under the applicable rules of the SEC.

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

Compensation Committee

Our Compensation Committee consists of Mr. Gao and Mr. Schloss, and is chaired by Mr. Gao. We have determined that Mr. Gao and Mr. Schloss each satisfy the independence requirements of The Nasdaq Stock Market for compensation committee members set forth in Rule 5605(d)(2)(A).

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

Nominating and Corporate Governance Committee

Our Nominating and Corporate Governance Committee consists of Mr. Gao, Mr. Melcher and Mr. Qi, and is chaired by Mr. Melcher. We have determined that Mr. Gao and Mr. Melcher each satisfy the independence requirements of The Nasdaq Stock Market. The Nominating and Corporate Governance Committee assists the Board of Directors in selecting individuals qualified to serve on the Board of Directors and in determining the composition of the Board of Directors and its committees. The Nominating and Corporate Governance Committee is responsible for, among other things:

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

Special Committee

On May 11, 2018, in response to a preliminary non-binding proposal letter from FutureX regarding a proposed going private transaction of our company, our board of directors formed a special committee consisting of three independent directors, Peter Andrew Schloss, Xudong Gao and Thomas A. Melcher, to evaluate the proposal and any other alternative transactions. Mr. Schloss was appointed chairman of the special committee.

Duties of Directors

Under Cayman Islands law, our directors have a fiduciary duty to act honestly in good faith with a view to our best interests. Our directors also have a duty to exercise the skill they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association. A shareholder may have the right to seek damages if a duty owed by our directors is breached. See “Item 10. Additional Information—B. Memorandum and Articles of Association—Differences in Corporate Law” for additional information on our standard of corporate governance under Cayman Islands law.

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

D.    Employees

We had 733, 929 and 1,078 employees as of December 31, 2015, 2016 and 2017, respectively. All of our employees are based in China.

The following table sets out the breakdown of our employees by function as of December 31, 2017:

Function	Number of employees
Research and development	546
Sales and marketing	410
General and administrative	122

Total	1,078

We enter into standard employment agreements and standard confidentiality agreements with all of our employees. We also entered into non-competition agreement with certain of our key employees upon termination of their employment agreement, which provide with a non-compete restricted period typically expiring one year after the termination of employment, and we agreed to provide reasonable compensation to the employees during the restricted period.

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

E.    Share Ownership

The following table sets forth information concerning the beneficial ownership of our ordinary shares, as of December 31, 2018, by:

•	each of our directors and executive officers; and

•	each person known to us to beneficially own more than 5% of our ordinary shares.

The calculations in the table below are based on 30,833,390 ordinary shares outstanding as of December 31, 2018, comprising of (i) 4,543,461 Class A ordinary shares, and (ii) 26,289,929 Class B ordinary shares (excluding 101,776 Class B ordinary shares issued to our depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under our share incentive plans).

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days of December 31, 2018, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Ordinary shares beneficially owned
	Class A ordinary shares	Class B ordinary shares	Total ordinary shares on as- converted basis	% of total ordinary shares on as- converted basis	% of aggregate voting power(2)
Directors and Executive Officers:(1)
Guosheng Qi(3)	4,543,461	4,761,417	9,304,878	29.9	69.7
Guofa Yu(4)	—	1,393,038	1,393,038	4.5	1.9
Xiang Fan(5)	—	2,209,925	2,209,925	7.2	3.1
Yanchun Bai	—	*	*	*	*
Xudong Gao	—	*	*	*	*
Thomas A. Melcher	—	—	—	—	—
Peter Andrew Schloss	—	*	*	*	*
Michael Peng Zhang	—	*	*	*	*
Ravi Sarathy	—	*	*	*	*
John Jiyang Liu	—	*	*	*	*
Aaron Feng Li(6)	—	1,200,000	1,200,000	3.9	1.7
Michael Yang Xu(7)	—	515,000	515,000	1.7	*
Xijian Liu	—	*	*	*	*
All directors and executive officers as a group (13 persons)	4,543,461	9,331,563	13,875,024	43.3	75.1

Principal Shareholders:
Generation Gospel Limited(8)	4,543,461	1,138,020	5,681,481	18.3	64.7
FutureX Innovation SPC (9)	—	6,153,846	6,153,846	20.0	8.6
Fairy Spirit Limited(10)	—	3,563,501	3,563,501	11.6	5.0
Steamboat Ventures Asia, L.P.(11)	—	3,470,052	3,470,052	11.3	4.8
Moon Capital Management LP (12)	—	2,360,859	2,360,859	7.7	3.3
Entities affiliated with Goldman Sachs(13)	—	2,209,925	2,209,925	7.2	3.1
Light Street Capital Management, LLC (14)	—	1,752,657	1,752,657	5.7	2.4
Garden Enterprises Ltd.(15)	—	1,393,038	1,393,038	4.5	1.9

*	Represents less than 1%.
(1)	The business address of our directors and executive officers is South Wing, High Technology Building, No. 229 North 4th Ring Road, Haidian District, Beijing 100083, People’s Republic of China.
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

(3)

Represents (i) 4,543,461 Class A ordinary shares held by Generation Gospel Limited, as described in footnote (8); (ii) 937,500 Class B ordinary shares directly held by Mr. Qi or held by Generation Gospel Limited, as described in footnote (8); (iii) 3,563,501 Class B ordinary shares held by Fairy Spirit Limited, as described in footnote (10) below; and (iii) 260,416 Class B ordinary shares that Mr. Qi or Generation Gospel Limited is entitled to acquire upon exercise of options held by it under our Stock Option Plan, as described in footnote (8) below.

(4)	Represents 1,393,038 Class B ordinary shares held by Garden Enterprises Ltd., as described in footnote (15) below.
(5)	Represents 2,209,925 Class B ordinary shares held by certain entities affiliated with Goldman Sachs. See footnote (13) below. Mr. Fan is a managing director of Goldman Sachs.

(6)	Represents 1,200,000 Class B ordinary shares beneficially owned by Mr. Li through Fairy Spirit Limited, as described in footnote (10) below.
(7)	Represents 515,000 Class B ordinary shares beneficially owned by Mr. Xu through Fairy Spirit Limited, as described in footnote (10) below.
(8)

Represents (i) 4,543,461 Class A ordinary shares, (ii) 890,625 Class B ordinary shares, and (ii) 247,395 Class B ordinary shares that Generation Gospel Limited is entitled to acquire upon exercise of options held by it under our Stock Option Plan. Generation Gospel Limited, a British Virgin Islands company, is wholly owned by Guosheng Qi, our chief executive officer and chairman. The registered address of Generation Gospel Limited is Geneva Place, Waterfront Drive, P.O. Box 3469, Road Town, Tortola, British Virgin Islands.

(9)

Represents 6,153,846 Class B ordinary shares issuable upon conversion of the US$40,000,000 convertible note issued by us to FutureX Innovation SPC (on behalf of and for the account of New Technology Fund II SP as one of its segregated portfolios), as reported in a Schedule 13D jointly filed on May 15, 2018 by FutureX Innovation SPC (on behalf of and for the account of New Technology Fund II SP as one of its segregated portfolios), FutureX Capital Limited, FutureX Asset Management Limited, Qian Zhang and Yuqian Rong. According to the Schedule 13D filing, FutureX Capital Limited is the sole management shareholder of FutureX Innovation SPC and the sole shareholder of FutureX Asset Management Limited. FutureX Asset Management Limited acts as the investment manager of FutureX Innovation SPC. Qian Zhang is a director of FutureX Innovation SPC, and a director and the sole shareholder of FutureX Capital Limited. Yuqian Rong is a director of FutureX Capital Limited and the sole director of FutureX Asset Management Limited. The business address of these entities and persons is Unit 1602, Cheung Kong Center, 2 Queen’s Road, Central, Hong Kong.

(10)

Represents 3,563,501 Class B ordinary shares held by Fairy Spirit Limited, a British Virgin Islands company owned by certain key employees of our company, including Aaron Feng Li and Michael Yang Xu, and controlled by Guosheng Qi, our chief executive officer and chairman. The registered address of Fairy Spirit Limited is Geneva Place, Waterfront Drive, P.O. Box 3469, Road Town, Tortola, British Virgin Islands.

(11)

Represents 1,735,000 Class B ordinary shares held in the form of ADSs and 1,735,052 Class B ordinary shares directly owned by Steamboat Ventures Asia, L.P., as reported in a Schedule 13G jointly filed on February 13, 2018 by Steamboat Ventures Asia, L.P., Steamboat Ventures Asia Manager, L.P., Steamboat Ventures Asia GP, Ltd., John R. Ball and Liping Fan. According to the Schedule 13G filing, the general partner of Steamboat Ventures Asia, L.P. is Steamboat Ventures Asia Managers, L.P. The general partner of Steamboat Ventures Asia Managers, L.P. is Steamboat Ventures Asia GP, Ltd. John R. Ball and Liping Fan are directors of Steamboat Ventures Asia GP, Ltd., and may be deemed to have share power to vote and dispose of these shares. The business address of these entities and persons is Steamboat Ventures Asia, c/o Campbell’s Corporate Services Limited, Floor 4, Willow House, Cricket Square, P.O. Box 268, Grand Cayman KY1-9010, Cayman Islands.

(12)

Represents 497,197 Class B ordinary shares directly owned by Moon Capital Master Fund Ltd., or the Flagship Fund, and 1,863,662 Class B ordinary shares owned directly by Moon Capital Partners Master Fund Ltd., or the Partners Fund, as reported in a Schedule 13G jointly filed on May 1, 2018 by Moon Capital Management LP, JWM Capital LLC, John W. Moon, the Flagship Fund and the Partnership Fund. According to the Schedule 13G filing, Moon Capital Management LP serves as the investment manager of the Flagship Fund and the Partners Fund. JWM Capital LLC serves as the general partner to Moon Capital Management LP, with respect to the Class B ordinary shares directly owned by the Flagship Fund and the Partners Fund. John W. Moon serves as the managing member of JWM Capital LLC with respect to the Class B ordinary shares directly owned by the Flagship Fund and the Partners Fund. The business address for these entities and persons is 499 Park Avenue, 8th Floor, New York, NY 10022.

(13)

The number of ordinary shares beneficially owned is as of December 31, 2017, as reported in a Schedule 13G jointly filed on February 14, 2018 by The Goldman Sachs Group, Inc., Goldman, Sachs & Co. LLC and certain other entities. The ordinary shares beneficially owned by entities affiliated with Goldman Sachs include (i) 1,657,444 Class B ordinary shares held by Broad Street Principal Investments, L.L.C., (ii) 258,332 Class B ordinary shares held by Bridge Street 2015, L.P., (iii) 96,231 Class B ordinary shares held by Bridge Street 2015 Offshore, L.P., (iv) 66,539 Class B ordinary shares held by MBD 2015, L.P., (v) 23,933 Class B ordinary shares held by MBD 2015 Offshore, L.P., (vi) 75,377 Class B ordinary shares held by Stone Street 2015, L.P. and (vii) 32,069 Class B ordinary shares held by Stone Street 2015 Offshore L.P. The Goldman Sachs Group, Inc. is the parent holding company of these entities. The business address of these entities is 200 West Street, New York, NY 10282.

(14)

Represents (i) 1,698,171 Class B ordinary shares held in the form of ADSs for the account of Light Street Mercury Master Fund, L.P., or Mercury, and (ii) 54,486 Class B ordinary shares held in the form of ADSs for the account of Light Street Tungsten Master Fund, L.P., or Tungsten, as reported in a Schedule 13G jointly filed on April 6, 2018 by Light Street Capital Management, LLC, or LSCM, Glen Thomas Kacher and Mercury. LSCM serves as investment adviser and general partner to each of Mercury and Tungsten, and, in such capacity, exercises voting and investment power over the shares held in the accounts for each of Mercury and Tungsten. Glen Thomas Kacher is the chief investment officer of LSCM. The business address for these entities and persons is 525 University Avenue, Suite 300, Palo Alto, CA 94301.

(15)

Represents 1,393,038 Class B ordinary shares held by Garden Enterprises Ltd., a British Virgin Islands company wholly owned by Guofa Yu, our director and chief operating officer. The registered address of Garden Enterprises Ltd. is Geneva Place, Waterfront Drive, PO Box 3469, Road Town, Tortola, British Virgin Islands.

To our knowledge, as of December 31, 2018, four shareholders in the United States held an aggregate of 900,248 Class B ordinary shares, representing approximately 2.9% of our total outstanding ordinary shares on record as of December 31, 2018, and none of our outstanding Class A ordinary shares were held by record holders in the United States. In addition, Citi (Nominees) Limited, the custodian of our depositary bank, held 15,769,245 Class B ordinary shares on record (excluding 101,776 Class B ordinary shares issued to it for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under our share incentive plans), representing approximately 51.1% of our total outstanding shares on record as of December 31, 2018. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company, other than the proposed going private transaction described in “Item 4. Information on the Company—A. History and Development of the Company—Proposed Going Private Transaction.”

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

Loan Guarantee

In 2016 and 2017, we entered into several short-term guaranteed loan agreements and credit facility agreements. Each of the loan agreements and credit facility agreements provides for a RMB revolving credit facility with a maturity term within twelve months. Guosheng Qi, our chief executive officer and chairman, provided guarantees for some of these credit facility facilities.

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

On April 25, 2018 and June 25, 2018, purported securities class action complaints were filed in the United States District Court for the Southern District of New York against Gridsum Holding Inc., Guosheng Qi, our chief executive officer and chairman, and Michael Peng Zhang, our co-chief financial officer, among other defendants. These lawsuits, which are captioned Xu v. Gridsum Holding Inc., et al., Case No. 18-CV-3655, and Li v. Gridsum Holding Inc., et al., Case No. 18-CV-5749, alleged, among other things, that “false and/or misleading statements” were made “and/or” we failed to disclose our lack of effective controls over financial reporting, in connection with our announcement on April 23, 2018 that our financial statements for the year ended December 31, 2016 should no longer be relied upon. On September 17, 2018, the court appointed a lead plaintiff pursuant to the Private Securities Litigation Reform Act of 1995 and ordered the lawsuits consolidated. A consolidated amended complaint was filed on November 30, 2018 that variously alleges violations of Sections 10(b) and 20(a) of the Securities Exchange Act of 1934, Rule 10b-5 of the Securities Exchange Act of 1934, and Sections 11 and 15 of the Securities Act for a putative class period between September 22, 2016 to April 20, 2018.

On July 2, 2018, a third purported securities class action complaint was filed in the Supreme Court of the State of New York against us and certain of our current and former directors and executive officers, among other defendants, variously alleging violations of Sections 11, 12(a)(2) and 15 of the Securities Act against them. The lawsuit, captioned, Gordon v. Gridsum Holding Inc., et al., Index No. 18-653342, is brought on behalf of a putative class of shareholders who “purchased or otherwise acquired” ADSs in our initial public offering on September 23, 2016, and are based on substantially the same allegations as the consolidated proceeding described above.

We believe that the claims against us are without merit and intend to vigorously defend against the litigation.

Except for the shareholder class action lawsuits described above, there were no legal or arbitration proceedings that have had in the recent past, or to our knowledge may have, a material adverse effect on our financial position, profitability or cash flows.

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

ITEM 9. THE OFFER AND LISTING

A.    Offer and Listing Details

Our ADSs have been quoted on The Nasdaq Stock Market under the symbol “GSUM” since September 23, 2016. Each ADS represents one Class B ordinary share. On January 4, 2019, the last reported sale price of our ADSs on The Nasdaq Stock Market was US$1.99.

The table below sets forth, for the periods indicated, the highest and lowest trading prices on The Nasdaq Stock Market for our ADSs representing Class B ordinary shares.

	High	Low
Annual Highs and Lows
2016 (since September 23, 2016)	18.29	9.90
2017	13.94	6.76
2018	13.99	2.01
2019 (through January 4, 2019)	2.25	1.82
Quarterly Highs and Lows
First Quarter 2017	13.73	9.90
Second Quarter 2017	13.94	8.02
Third Quarter 2017	11.60	6.76
Fourth Quarter 2017	10.95	7.44
First Quarter 2018	13.99	8.021
Second Quarter 2018	8.73	3.68
Third Quarter 2018	7.00	4.93
Fourth Quarter 2018	6.60	2.01
Monthly Highs and Lows
July 2018	7.00	6.03
August 2018	6.55	4.93
September 2018	6.60	5.28
October 2018	6.60	5.20
November 2018	6.17	4.02
December 2018	4.48	2.01
January 2019 (through January 4, 2019)	2.25	1.82

B.    Plan of Distribution

Not applicable.

C.    Markets

Our ADSs have been listed on The Nasdaq Stock Market under the symbol “GSUM” since September 23, 2016.

D.    Selling Shareholders

Not applicable.

E.    Dilution

Not applicable.

F.    Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A.    Share Capital

Not applicable.

B.    Memorandum and Articles of Association

Company Objects and Purposes

We are a Cayman Islands exempted company and our affairs are governed by our memorandum and articles of association, as amended and restated from time to time, the Companies Law (2018 Revision) of the Cayman Islands, which is referred to below as the Companies Law, and the common law of the Cayman Islands. A Cayman Islands exempted company is a company that conducts its business outside of the Cayman Islands, is exempted from certain requirements of the Companies Law, including a filing of an annual return of its shareholders with the Registrar of Companies, does not have to make its register of shareholders open to inspection and may obtain an undertaking against the imposition of any future taxation.

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

An annual general meeting may be held each year. Extraordinary general meetings may be held at such times as may be determined by our board of directors, and must be held upon requisition by shareholders holding at least one-third of the aggregate voting power of our issued and outstanding shares. Advance notice of at least 14 calendar days is required for any general meetings.

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

When a takeover offer is made and accepted by holders of 90% of the shares affected within four months, the offeror may, within a two-month period commencing on the expiration of such four-month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.

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

Cayman Islands law provides shareholders with only limited rights to requisition a general meeting and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our fifth amended and restated articles of association allow our shareholders holding at least one-third of the aggregate voting power of our issued and outstanding shares to requisition a general meeting. However, our fifth amended and restated articles of association do not provide our shareholders with any right to put proposal before a general meeting.

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

C.    Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. Information on the Company,” “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions,” or elsewhere in this annual report.

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

People’s Republic of China Taxation

The PRC Enterprise Income Tax Law, or the EIT Law, which became effective on January 1, 2008 and was most recently amended on February 24, 2017, provides that an enterprise established under the laws of a foreign country or region but whose “de facto management body” is located in the PRC is treated as a PRC resident enterprise for PRC tax purposes and consequently is subject to PRC enterprise income tax at the rate of 25% on its global income. On April 22, 2009, the State Administration of Taxation, or SAT, issued the Notice Regarding, the Determination of Chinese-Controlled Overseas Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies, or Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC controlled enterprise that is incorporated offshore is located in the PRC. Furthermore, the SAT issued the Administrative Measures for Enterprise Income Tax of Chinese-Controlled Overseas Incorporated Resident Enterprises (Trial Version), or Bulletin No. 45, which became effective on September 1, 2011 and was most recently amended on June 15, 2018, to provide more guidance on the implementation of Circular 82. Bulletin No. 45 clarified certain issues in the areas of resident status determination, post-determination administration and competent tax authorities procedures. According to Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be considered as a PRC tax resident enterprise by virtue of having its “de facto management body” in the PRC only if all of the following conditions are met: (a) the senior management and core management departments in charge of its daily operations are located mainly in the PRC; (b) its financial and human resources decisions are subject to determination or approval by persons or bodies in the PRC; (c) its major assets, accounting books, company seals, and minutes and files of its board and shareholders’ meetings are located or kept in the PRC; and (d) at least half of the enterprise’s directors or senior management with voting rights habitually reside in the PRC. Although Circular 82 and Bulletin No. 45 only apply to offshore incorporated enterprises controlled by PRC enterprises or PRC enterprise groups and not those controlled by PRC individuals or foreigners, the determination criteria set forth therein may reflect the SAT’s general position on how the term “de facto management body” could be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises, individuals or foreigners.

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

Material United States Federal Income Tax Considerations

The following is a discussion of material U.S. federal income tax considerations relating to the acquisition, ownership and disposition of our ADSs or Class B ordinary shares by U.S. Holders (as defined below) that hold our ADSs or Class B ordinary shares as “capital assets” (generally, property held for investment) as of the date hereof and under the U.S. Internal Revenue Code of 1986, as amended, or the Code. This discussion is based upon applicable provisions of the Code, Treasury regulations promulgated thereunder, pertinent judicial decisions, interpretive rulings of the Internal Revenue Service, or the IRS, and such other authorities as are relevant, all as of the date hereof, and all of which are subject to change, possibly with retroactive effect. In addition, this discussion is based, in part, upon representations made by the depositary to us and assumes that the deposit agreement, and all other related agreements, will be performed in accordance with their terms. This discussion does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual investment circumstances, including investors subject to special tax rules (for example, certain financial institutions, insurance companies, broker-dealers, pension plans, regulated investment companies, real estate investment trusts, cooperatives, tax-exempt organizations (including private foundations), holders who are not U.S. Holders, holders who own (directly, indirectly or constructively) 10% or more of our stock by vote or value, investors that hold our ADSs or Class B ordinary shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction for U.S. federal income tax purposes, investors that are traders in securities that have elected the mark-to-market method of accounting or investors that have a functional currency other than the U.S. Dollar), all of whom may be subject to tax rules that differ significantly from those discussed below.

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

If you own (directly, indirectly or constructively) 10% or more of our stock by vote or value, due to changes in U.S. tax laws under the 2017 Act, you could be subject to unexpected and extremely unfavorable U.S. tax consequences. Such holders should consult their tax advisers regarding the tax consequences of an investment in our stock.

ADSs

If you hold ADSs, for U.S. federal income tax purposes, you generally will be treated as the owner of the underlying Class B ordinary shares that are represented by such ADSs. Accordingly, deposits or withdrawals of Class B ordinary shares for ADSs, or vice versa, will not be subject to U.S. federal income tax.

Dividends

Subject to the discussion under “—Passive Foreign Investment Company Rules” below, any cash distributions (including the amount of any PRC tax withheld if we are deemed to be a PRC resident enterprise under PRC tax law) paid on our ADSs or Class B ordinary shares out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, will generally be includible in your gross income as dividend income on the day actually or constructively received by you, in the case of Class B ordinary shares, or by the depositary, in the case of ADSs. Dividends received on our ADSs or Class B ordinary shares will not be eligible for the dividends received deduction allowed to corporations under the Code.

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

Our ADSs are listed on the Nasdaq Global Select Market. United States Treasury Department guidance indicates that the ADSs, when they are listed on the Nasdaq Global Select Market, are readily tradable on an established securities market in the United States. Thus, provided we are not classified as a PFIC subject to the U.S. federal income tax rules governing PFICs summarized in the discussion below under “—Passive Foreign Investment Company Rules” and certain holding period requirements are met, we believe that dividends we pay on our ADSs will meet the conditions required for the reduced tax rate applicable to “qualified dividend income.” However, since we do not expect that our Class B ordinary shares will be listed on an established securities market, we do not believe that dividends that we pay on our Class B ordinary shares that are not represented by ADSs currently meet the conditions required for these reduced tax rates (unless we are eligible for the benefit of the Treaty as discussed below).

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

Sale or Other Disposition of ADSs or Class B Ordinary Shares

Subject to the discussion under “—Passive Foreign Investment Company Rules” below, you generally will recognize capital gain or loss upon the sale or other disposition of our ADSs or Class B ordinary shares in an amount equal to the difference, if any, between the amount realized upon the disposition and your adjusted basis in such ADSs or Class B ordinary shares. Any capital gain or loss will be long-term capital gain or loss if you have held our ADSs or Class B ordinary shares for more than one year and will generally be U.S.-source gain or loss for U.S. foreign tax credit purposes. In the event that we are deemed to be a PRC resident enterprise under PRC tax law and gain from the disposition of our ADSs or Class B ordinary shares would be subject to tax in the PRC, you generally can elect to treat the gain as PRC-source gain for U.S. foreign tax credit purposes under the Treaty. The deductibility of a capital loss may be subject to limitations. You are urged to consult your tax advisor regarding the tax consequences if a foreign tax is imposed on a disposition of our ADSs or Class B ordinary shares, including any election to treat the gain on disposition as having a PRC source under the Treaty and the availability of the foreign tax credit under your particular circumstances.

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

Assuming we are the owner of our VIE for U.S. federal income tax purposes, based on our current income and assets and the value of our ADSs and Class B ordinary shares, we do not believe we were a PFIC for the 2017 taxable year or for prior years, and we presently do not expect to be classified as a PFIC for the current taxable year and we do not anticipate becoming a PFIC in future taxable years. While we do not anticipate becoming a PFIC, changes in the nature of our income or assets or the value of our ADSs and Class B ordinary shares may cause us to become a PFIC for the current or any subsequent taxable year. Under circumstances where revenues from activities that produce passive income significantly increase relative to our revenues from activities that produce non-passive income or where we determine not to deploy significant amounts of cash, our risk of becoming classified as a PFIC may substantially increase.

The discussion above under “—Dividends” and “—Sale or Other Disposition of ADSs or Class B Ordinary Shares” assumes that we will not be classified as a PFIC for U.S. federal income tax purposes.

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

If our ADSs were considered “marketable stock” (as defined below), U.S. Holders generally would be eligible to make a different type of election, a “mark-to-market” election, to elect out of the tax treatment discussed in the preceding paragraphs. If you make a valid mark-to-market election for the ADSs, you generally will include in income for each year we are a PFIC, as ordinary income, an amount equal to the excess of the fair market value of our ADSs at the end of the year over your adjusted tax basis, and you will be allowed an ordinary deduction for any excess of your adjusted tax basis over the fair market value of the ADSs at the end of the year. However, deductions will be allowable only to the extent of any net mark-to-market income you reported on our ADSs in prior years. Gain on the sale or other disposition of our ADSs will also be treated as ordinary income. Loss on sale will be treated as ordinary loss to the extent of any net mark-to-market gains you reported on the ADSs. Your basis in our ADSs will be adjusted to reflect any annual mark-to-market income or loss amounts. If you make a mark-to-market election, any distributions we make would generally be subject to the rules discussed above under “—Dividends,” except the lower rate applicable to qualified dividend income would not apply.

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

In accordance with Nasdaq Stock Market Rule 5250(d), we will post this annual report on Form 20-F on our website at www.gridsum .com. In addition, we will provide physical copies of our annual report free of charge to shareholders and ADS holders upon request.

I.    Subsidiary Information

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign Exchange Risk

Substantially all of our revenues and costs are denominated in RMB, and substantially all of our financial assets are also denominated in RMB. We do not believe that we currently have any significant direct foreign exchange risk and we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. Although in general our exposure to foreign exchange risks should be limited, the value of your investment in our ADSs will be affected by the exchange rate between the U.S. Dollar and the RMB because the value of our business is effectively denominated in RMB, while our ADSs will be traded in U.S. Dollars.

The value of the RMB against the U.S. Dollar and other currencies is affected by changes in China’s political and economic conditions and China’s foreign exchange policies, among other things. On July 21, 2005, the PRC government changed its decades-old policy of pegging the value of the RMB to the U.S. Dollar, and the RMB appreciated by more than 20% against the U.S. Dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the RMB and the U.S. Dollar remained within a narrow band. Since June 2010, the RMB has fluctuated against the U.S. Dollar, at times significantly and unpredictably, and in recent years the RMB has depreciated significantly against the U.S. Dollar. Since October 1, 2016, the RMB has joined the International Monetary Fund’s basket of currencies that make up the Special Drawing Right (SDR), along with the U.S. Dollar, Euro, Japanese yen and British pound. In 2016 and 2017, the value of the RMB depreciated by approximately 7.2% and appreciated by approximately 6.7% against the U.S. Dollar, respectively. From the end of 2017 through the end of November 2018, the value of the RMB depreciated by approximately 6.5% against the U.S. Dollar. With the development of the foreign exchange market and progress towards interest rate liberalization and RMB internationalization, the PRC government may in the future announce further changes to the exchange rate system and there is no guarantee that the RMB will not appreciate or depreciate significantly in value against the U.S. Dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. Dollar in the future.

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

As of December 31, 2017, we had RMB-denominated cash and cash equivalents of RMB103.8 million, and U.S. Dollar-denominated cash and cash equivalents of US$9.7 million. Assuming we had converted RMB103.8 million into U.S. Dollars at the exchange rate of RMB6.5063 for US$1.00 as of December 29, 2017, our U.S. Dollar cash and cash equivalents would have been US$25.6 million. If the RMB had depreciated by 10% against the U.S. Dollar, our U.S. Dollar cash and cash equivalents would have been US$24.1 million instead. Assuming we had converted US$9.7 million into RMB at the exchange rate of RMB6.5063 for US$1.00 as of December 29, 2017, our RMB cash and cash equivalents would have been RMB166.7 million. If the RMB had depreciated by 10% against the U.S. Dollar, our RMB cash and cash equivalents would have been RMB173.7 million instead.

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

Inflation Risk

To date, inflation in China has not materially impacted our results of operations. According to the PRC National Bureau of Statistics, the year-over-year percent changes in the consumer price index for December 2015, 2016 and 2017 were increases of 1.6%, 2.1% and 1.8%, respectively. Although we have not been materially affected by inflation in the past, we can provide no assurance that we will not be affected in the future by higher rates of inflation in China.

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

Fees and Payments from the Depositary to Us

The depositary bank may reimburse us for certain expenses incurred by us in respect of the ADR program, by making available a portion of the ADS fees charged in respect of the ADR program or otherwise, upon such terms and conditions as we and the depositary bank agree from time to time. We did not receive any reimbursement from the depositary for the expenses related to the administration and maintenance of the facility for the year ended December 31, 2017.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

See “Item 10. Additional Information—B. Memorandum and Articles of Association—Ordinary Shares” for a description of the rights of securities holders, which remain unchanged.

Use of Proceeds

The following “Use of Proceeds” information relates to the registration statement on Form F-1 (file number: 333-213348), which was declared effective by the SEC on September 22, 2016, in relation to our initial public offering. The aggregate price of shares issued and sold in our initial public offering was approximately US$100.2 million, of which we received net proceeds of approximately US$87.1 million, after deducting underwriting discounts and commissions and estimated offering expenses payable by our company.

For the period from September 22, 2016, the date that the F-1 registration statement was declared effective by the SEC, to December 31, 2017, we have used approximately US$65.6 million net proceeds from our initial public offering for general corporate purposes which include working capital, improvement of corporate facilities, sales and marketing activities, business acquisition and other general and administrative matters. None of the net proceeds from our initial public offering were directly or indirectly paid to the directors, officers, general partners of our company or their associates, persons owning 10% or more of our Class A or Class B ordinary shares, or our affiliates.

ITEM 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our chief executive officer and our co-chief financial officers, we carried out an evaluation of the effectiveness of our disclosure controls and procedures, which is defined in Rule 13a-15(e) of the Exchange Act, as of December 31, 2017.

Based upon that evaluation, our management has concluded that, due to the outstanding material weaknesses and other control deficiencies described below, as of December 31, 2017, our disclosure controls and procedures were not effective in ensuring that the information required to be disclosed by us in the reports that we file and furnish under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act was accumulated and communicated to our management, including our chief executive officer and co-chief financial officers, as appropriate, to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f), for our company. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements in accordance with generally accepted accounting principles, and includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets, (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with U.S. GAAP and that a company’s receipts and expenditures are being made only in accordance with authorizations of our management and directors, and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our assets that could have a material effect on our consolidated financial statements.

Because of its inherent limitations, a system of internal control over financial reporting can provide only reasonable assurance with respect to consolidated financial statements preparation and presentation and may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the Securities and Exchange Commission, our management including our chief executive officer and co-chief financial officers assessed the effectiveness of internal control over financial reporting as of December 31, 2017 using the criteria set forth in the report “Internal Control—Integrated Framework” published by the Committee of Sponsoring Organizations of the Treadway Commission (known as COSO).

Based on this evaluation, our management identified two material weaknesses and certain other control deficiencies in our internal controls, as defined in the standards established by U.S. Public Company Accounting Oversight Board, in our internal control over financial reporting as of December 31, 2017. A material weakness is a deficiency, or combination of deficiencies, in internal controls, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

The two material weaknesses relate to: (1) our lack of sufficient financial reporting and accounting personnel with appropriate knowledge of U.S. GAAP and the SEC reporting requirements to properly address complex accounting issues and prepare and review our financial statements and related disclosures in accordance with U.S. GAAP and SEC financial reporting requirements; and (2) the lack of written policies and procedures sufficient to timely record revenues and expenses in our financial statements.

Based on this assessment, our management has concluded that our internal control over financial reporting was not effective as of December 31, 2017. These material weaknesses resulted in the restatement of our financial statements as of and for the years ended December 31, 2015 and 2016. For more information about the restatement and the related adjustments, see Note 2(a) “Restatement of previously issued financial statements” to our consolidated financial statements included elsewhere in this annual report on Form 20-F.

Changes in Internal Control over Financial Reporting

Since January 1, 2017, we have taken initiatives to improve our internal control over financial reporting to address the material weaknesses and certain other control deficiencies that have been identified, including:

•	In 2017 we hired a new Co-Chief Financial Officer with responsibility for public disclosures, investor relations, and acquisitions;

•

In 2017 we replaced our prior U.S. GAAP reporting team with a new U.S. GAAP reporting team; in 2018 we hired additional employees with U.S. GAAP expertise and experience with major international accounting firms;

•

In 2017 we engaged an external consulting firm to assist us to assess Section 404 of the Sarbanes-Oxley Act of 2002 compliance readiness and improve overall internal controls and this external consulting firm also provided a Section 404 of the Sarbanes-Oxley Act of 2002 training session to our senior employees;

•

In 2017 we implemented new software modules for office automation, including contract management, procurement management and customer account management, and a vendor management and expense approval system requiring multi-level authorization and pre-approval of vendors (including audited financial statements if payments exceed RMB200,000);

•	In 2018 we engaged the founder and chairman of one of China’s largest audit and consulting firms as our advisor;

•

In 2018 we distributed internal policies and handbooks on topics such as contract management, vendor management, reimbursement management and risk control management to our employees, and conducted training seminars to ensure effective implementation;

•	In 2018 we engaged an independent external consulting firm with extensive U.S. GAAP reporting experience to assist our U.S. GAAP reporting team in preparation of this annual report;

•

In 2018 we conducted a comprehensive “as is” and gap analysis of our IT systems and approved procurement of a customized ERP system. A committee consisting of all our senior executives was organized to facilitate the assessment and implement any necessary changes; and

•	In 2018 we engaged an independent third-party consultant to provide accounting and financial training to our senior employees.

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

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our Board of Directors has determined that Mr. Schloss, the chairman of our Audit Committee and an independent director, qualifies as an “audit committee financial expert” as defined in Item 16A of Form 20-F.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees in connection with professional services rendered by PricewaterhouseCoopers Zhong Tian LLP, an independent registered public accounting firm, for the periods indicated.

For the Year Ended December 31,
	2016	2017
	(in thousands)	(in thousands)
Audit Fees	US$893	US$1,068
Audit-Related Fees	US$576	US$283
Tax Fees	—	—
All Other Fees	—	—
Total	US$1,469	US$1,351

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

All Other Fees. There were no other fees billed for the fiscal years ended December 31, 2016 and 2017, respectively.

The policy of our Audit Committee is to pre-approve all audit and non-audit services provided by our independent registered public accounting firms, including audit services, audit-related services, tax services and other services as described above, other than those for de minimis services which are approved by the Audit Committee prior to the completion of the audit.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

On June 28, 2018, we dismissed PricewaterhouseCoopers Zhong Tian LLP, or PwC China, and engaged Marcum Bernstein & Pinchuk LLP, or MarcumBP, as our independent registered public accounting firm in connection with the audit of our consolidated financial statements for the years ended December 31, 2015, 2016 and 2017.

The decision to authorize the dismissal of PwC China and the engagement of MarcumBP was recommended by our Audit Committee and approved by our Board of Directors.

Prior to the dismissal, PwC China informed us of certain issues it had identified in conducting its audit of our financial statements for the year ended December 31, 2017. Those issues related to certain revenue recognition, cash flow, cost, expense items, and their underlying documentation. PwC China also advised us that certain of these issues would materially impact our financial statements for the year ended December 31, 2016, and accordingly, PwC China’s audit report for our financial statements for the year ended December 31, 2016 should no longer be relied upon. PwC China also advised that the issues identified raised questions related to its ability to rely upon the representations of management. PwC China has not delivered an audit report with respect to our financial statements for the year ended December 31, 2017.

In response to the issues raised by PwC China, our Audit Committee commenced an investigation of such issues with assistance from external legal and accounting advisors. In October 2018, the Audit Committee concluded this investigation. We authorized PwC China to respond fully to inquiries from MarcumBP.

PwC China’s report on our financial statements for the years ended December 31, 2015 and 2016 (which was subsequently withdrawn) contained no adverse opinion or disclaimer of opinion, and was not qualified or modified as to uncertainty, audit scope or accounting principles.

During each of the years ended December 31, 2015 and 2016, and through June 28, 2018, there were no disagreements between us and PwC China on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, any of which, if not resolved to PwC China’s satisfaction, would have caused PwC China to make reference to the subject matter of the disagreement in its audit report.

During each of the years ended December 31, 2015 and 2016, and through June 28, 2018, there were no “reportable events,” as defined below, requiring disclosure by us pursuant to Item 16F(a)(1)(v) of Form 20-F, other than as disclosed in this Item 16F. As previously disclosed in our annual report on Form 20-F for the year ended December 31, 2016, prior to our initial public offering in September 2016, we were a private company with limited accounting personnel and other resources with which to address our internal controls. Our independent registered public accounting firm has not conducted an audit of our internal controls over financial reporting.

PwC China was unable to assess what additional audit work it would need to plan and perform in order to complete to its satisfaction an audit of our 2017 financial statements. PwC China was unable to assess what additional audit work it would need to plan and perform in order be in a position to reissue its audit opinion (or issue a new opinion) with respect to our 2016 financial statements. Because such matters were not resolved to the satisfaction of PwC China as of the date of its dismissal, such matters constitute reportable events under Item 16F(a)(1)(v).

In the course of auditing our consolidated financial statements for the year ended December 31, 2015, two material weaknesses in internal control over financial reporting were identified, specifically: (1) a lack of sufficient financial reporting and accounting personnel with appropriate knowledge of U.S. GAAP and the SEC reporting requirements to properly address complex accounting issues and to prepare and review our financial statements and related disclosures in accordance with U.S. GAAP and SEC financial reporting requirements; and (2) our lack of sufficient written policies and procedures for capturing certain services received before contracts were signed to timely record the related expenses in the financial statements. These same two material weaknesses were identified during the course of auditing our consolidated financial statements for the year ended December 31, 2016. These material weaknesses remain unresolved and require disclosure as a reportable event under Item 16F.

For purposes of this Item 16F, the term “reportable events” means any of the following events:

(A) The accountant’s having advised the registrant that the internal controls necessary for the registrant to develop reliable financial statements do not exist;

(B) The accountant’s having advised the registrant that information has come to the accountant’s attention that has led it to no longer be able to rely on management’s representations, or that has made it unwilling to be associated with the financial statements prepared by management;

(C)(1) The accountant’s having advised the registrant of the need to expand significantly the scope of its audit, or that information has come to the accountant’s attention during the time period covered by Item 16F(a)(1)(iv), that if further investigated may: (i) Materially impact the fairness or reliability of either: a previously issued audit report or the underlying financial statements; or the financial statements issued or to be issued covering the fiscal period(s) subsequent to the date of the most recent financial statements covered by an audit report (including information that may prevent it from rendering an unqualified audit report on those financial statements); or (ii) Cause it to be unwilling to rely on management’s representations or be associated with the registrant’s financial statements; and (2) Due to the accountant’s resignation (due to audit scope limitations or otherwise) or dismissal, or for any other reason, the accountant did not so expand the scope of its audit or conduct such further investigation; or

(D)(1) The accountant’s having advised the registrant that information has come to the accountant’s attention that it has concluded materially impacts the fairness or reliability of either (i) a previously issued audit report or the underlying financial statements, or (ii) the financial statements issued or to be issued covering the fiscal period(s) subsequent to the date of the most recent financial statements covered by an audit report (including information that, unless resolved to the accountant’s satisfaction, would prevent it from rendering an unqualified audit report on those financial statements); and (2) Due to the accountant’s resignation, dismissal or declination to stand for reelection, or for any other reason, the issue has not been resolved to the accountant’s satisfaction prior to its resignation, dismissal or declination to stand for re-election.

In accordance with PRC regulations, MarcumBP was required to cooperate with a qualified PRC local accounting firm to support its audit work in China. For these purposes, MarcumBP engaged Shandong Haoxin Certified Public Accountants Co., Ltd., or Shandong Haoxin, which has been PCAOB registered since 2010. The process of auditing our financial statements also required the engagement of a specialist technology audit firm to help verify certain of our revenue generating activities. That firm conducted the work to test our information technology systems to support our revenues and certain expenses. However, the firm could not agree to share its work and cooperate with PCAOB due to PRC cybersecurity and data privacy regulations that would have prohibited certain information from being provided to PCAOB. As a result, MarcumBP could not use the firm’s report and underlying work in its audit. Therefore, to complete the audit work, on January 6, 2019 we dismissed MarcumBP and engaged Shandong Haoxin as our independent registered public accounting firm to audit our consolidated financial statements for the years ended December 31, 2015, 2016 and 2017. On January 6, 2019 we also retained MarcumBP to provide substantial assistance to Shandong Haoxin in the performance of its audit activities.

MarcumBP did not deliver a report on our consolidated financial statements for the years ended December 31, 2015, 2016 and 2017. The decision to authorize the dismissal of MarcumBP and the engagement of Shandong Haoxin, as our independent registered public accounting firm was recommended by our Audit Committee and approved by our Board of Directors.

There were no disagreements between us and MarcumBP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, any of which, if not resolved to MarcumBP’s satisfaction, would have caused MarcumBP to make reference to the subject matter of the disagreement in its audit report.

From June 28, 2018 through January 6, 2019, there were no reportable events requiring disclosure by us pursuant to Item 16F(a)(1)(v) of Form 20-F.

We did not consult with MarcumBP or Shandong Haoxin, prior to their respective engagements, on either (1) the application of accounting principles to specific transaction or the type of audit opinion that might be rendered on our financial statements, and no written report was provided to us or oral advice provided that the new accountant concluded was an important factor considered by us in reaching a decision on the accounting, auditing or financial reporting issue, or (2) any matter that was the subject of a disagreement or reportable event described above.

We provided PwC China and MarcumBP with a copy of the foregoing disclosure, and requested that PwC China and MarcumBP each furnish us with a letter addressed to the SEC stating whether it agrees with the above statements that relate to them, and if not, stating the respects in which it does not agree. We have received the requested letters from PwC China and MarcumBP, copies of which are included as Exhibits 15.3 and 15.4 to this annual report on Form 20-F.

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

We currently follow our home country practices that does not require a majority of our directors to be independent and that does not require us to solicit proxy and hold meetings of our shareholders every year. In addition, our Chief Executive Officer, who is not an independent director, serves as a member of our nominating and corporate governance committee, and our independent directors do not hold regularly scheduled meetings at which only independent directors are present. As a result, we may have less independent oversight over the management that other companies that are listed on The Nasdaq Stock Market. Other than the practices described above, there are no significant differences between our corporate governance practices and those followed by U.S. domestic companies under the rules of The Nasdaq Stock Market.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

The consolidated financial statements of Gridsum Holding Inc., its subsidiaries and its consolidated affiliated entities are included at the end of this annual report.

ITEM 19. EXHIBITS

EXHIBIT INDEX

Exhibit Number	Exhibit Title	Incorporated by Reference
		Form	File No.	Exhibit No.	Filing Date

1.1	Fifth Amended and Restated Memorandum and Articles of Association of the registrant	F-1	333-213348	3.3	August 26, 2016

2.1	Specimen Certificate for Class B ordinary shares	F-1	333-213348	4.2	August 26, 2016

2.2	Deposit Agreement among the registrant, the depositary and all holders and beneficial owners of the American Depositary Shares issued thereunder	S-8	333-216798	4.3	March 17, 2017

2.3	Specimen American Depositary Receipt (included in Exhibit 2.2)

2.4	Second Amended and Restated Shareholders’ Agreement dated June 30, 2015 among the registrant and certain other parties	F-1	333-213348	4.4	August 26, 2016

2.5	Registration Rights Agreement dated May 5, 2018 between the registrant and FutureX Innovation SPC	6-K	001-37871	99.3	May 7, 2018

4.1	Gridsum Holding Inc. Stock Option Plan	6-K	001-37871	99.1	March 17, 2017

4.2	Gridsum Holding Inc. Equity Incentive Plan	6-K	001-37871	99.2	March 17, 2017

4.3	Form of Indemnification Agreement between the registrant and members of its board of directors and its executive officers	F-1	333-213348	10.3	August 26, 2016

4.4	Form of Employment Agreement between the registrant and its executive officers	F-1	333-213348	10.4	August 26, 2016

4.5	Exclusive Business Cooperation Agreement dated December 22, 2014 between Dissector (Beijing) Technology Co., Ltd. and Gridsum Holding (Beijing) Co., Ltd.	F-1	333-213348	10.5	August 26, 2016

4.6	Exclusive Option Agreements dated December 22, 2014 among Dissector (Beijing) Technology Co., Ltd., Gridsum Holding (Beijing) Co., Ltd. and the shareholders of Gridsum Holding (Beijing) Co., Ltd.	F-1	333-213348	10.6	August 26, 2016

4.7	Shareholders’ Voting Rights Proxy Agreements dated December 22, 2014 among Dissector (Beijing) Technology Co., Ltd., Gridsum Holding (Beijing) Co., Ltd. and the shareholders of Gridsum Holding (Beijing) Co., Ltd.	F-1	333-213348	10.7	August 26, 2016

4.8	Equity Pledge Agreements dated December 22, 2014 among Dissector (Beijing) Technology Co., Ltd., Gridsum Holding (Beijing) Co., Ltd. and the shareholders of Gridsum Holding (Beijing) Co., Ltd.	F-1	333-213348	10.8	August 26, 2016

4.9	English Translation of the Cooperation Agreement, dated March 16, 2012, by and between Beijing Gridsum Technology Co., Ltd. and the State Information Center of China	F-1	333-213348	10.9	August 26, 2016

4.10	English Translation of the Framework Agreement, dated June 25, 2015, by and among Beijing Gridsum Technology Co., Ltd., Guoxinjunhe (Beijing) Technology Co., Ltd. and Beijing Guoxin Xinchuang Investment Co., Ltd.	F-1	333-213348	10.10	August 26, 2016

4.11	English Translation of the Collaboration Agreement, dated June 25, 2015, by and among Beijing Gridsum Technology Co., Ltd., Guoxinjunhe (Beijing) Technology Co., Ltd. and Beijing Guoxin Xinchuang Investment Co., Ltd.	F-1	333-213348	10.11	August 26, 2016

4.12	US$40 Million Convertible Note issued by the registrant, dated May 5, 2018	6-K	001-37871	99.2	May 7, 2018

4.13*	Convertible Note Purchase Agreement dated April 30, 2018 by and between Gridsum Holding Inc. and FutureX Innovation SPC (on behalf of and for the account of New Technology Fund II SP as one of its segregated portfolios)

8.1*	List of significant subsidiaries and consolidated affiliated entities

12.1*	CEO Certification required by Rule 13a-14(a)

12.2*	Co-CFO Certification required by Rule 13a-14(a)

12.3*	Co-CFO Certification required by Rule 13a-14(a)

13.1**	CEO Certification required by Rule 13a-14(b)

13.2**	Co-CFO Certification required by Rule 13a-14(b)

13.3**	Co-CFO Certification required by Rule 13a-14(b)

15.1*	Consent of Independent Registered Public Accounting Firm

15.2*	Consent of Merits & Tree Law Offices

15.3*	Letter dated January 7, 2019 from PricewaterhouseCoopers Zhong Tian LLP, pertaining to Item 16F

15.4*	Letter dated January 7, 2019 from Marcum Bernstein & Pinchuk LLP, pertaining to Item 16F

101.INS*	XBRL Instance Document.

101.SCH*	XBRL Taxonomy Extension Schema Document.

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document.

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document.

*	Filed herewith
**	Furnished herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Gridsum Holding Inc.

By:	/s/ Guosheng Qi
Name:	Guosheng Qi
Title:	Chief Executive Officer and Chairman

Date: January 7, 2019

Gridsum Holding Inc.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Gridsum Holding Inc.:

We have audited the accompanying consolidated balance sheets of Gridsum Holding Inc. and its subsidiaries (the “Company”) as of December 31, 2017, December 31, 2016 and December 31, 2015, and the related consolidated statements of operations and comprehensive loss, shareholders’ equity and cash flows for the years ended December 31, 2017, December 31, 2016 and December 31, 2015. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Gridsum Holding Inc. and its subsidiaries at December 31, 2017, December 31, 2016 and December 31, 2015, and the consolidated results of its operations and its cash flows for the years ended December 31, 2017, December 31, 2016 and December 31, 2015, in conformity with accounting principles generally accepted in the United States of America.

/s/ Shandong Haoxin Certified Public Accountants Co., Ltd.

Shandong Haoxin Certified Public Accountants Co., Ltd.

Weifang, the People’s Republic of China

January 7, 2019

Gridsum Holding Inc.

CONSOLIDATED BALANCE SHEETS

As of December 31, 2015, 2016 and 2017

(In thousands, except for share and per share data)

	As of December 31,
	2015	2016	2017	2017
	RMB	RMB	RMB	US$
	(Restated)	(Restated)
ASSETS
Current assets:
Cash and cash equivalents	198,523	520,452	166,690	25,620
Time deposit	—	69,430	—	—
Restricted cash	—	4,002	245,320	37,705
Notes Receivable	—	—	6,000	922
Accounts receivable, net	273,536	355,880	599,280	92,108
Prepayments and other current assets	105,387	189,740	306,092	47,045

Total current assets	577,446	1,139,504	1,323,382	203,400

Non-current assets:
Property and equipment, net	35,840	52,618	50,873	7,819
Intangible assets, net	402	5,313	9,426	1,449
Goodwill	—	—	537	83
Deferred tax assets	—	7,118	18,392	2,827
Other non-current assets	4,558	3,947	487	75

Total non-current assets	40,800	68,996	79,715	12,253
Total assets	618,246	1,208,500	1,403,097	215,653

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term bank loans	—	65,000	266,019	40,886
Accounts payable	99,559	49,564	208,152	31,994
Salary and welfare payables	33,539	42,820	60,696	9,329
Taxes payable	26,112	66,851	103,331	15,882
Deferred revenues	18,368	21,057	13,391	2,058
Advances from customers	112,782	109,381	116,847	17,959
Accrued expenses and other current liabilities	67,292	76,578	90,721	13,944

Total current liabilities	357,652	431,251	859,157	132,052

Non-current liabilities:
Deferred tax liabilities	—	—	249	38
Total non-current liabilities	—	—	249	38

Total liabilities	357,652	431,251	859,406	132,090

Gridsum Holding Inc.

CONSOLIDATED BALANCE SHEETS

As of December 31, 2015, 2016 and 2017

(In thousands, except for share and per share data)

	As of December 31,
	2015	2016	2017	2017
	RMB (Restated)	RMB (Restated)	RMB	US$
Commitments and contingencies

Mezzanine equity
Series A convertible preferred shares (US$0.001 par value; 3,125,000 shares authorized, issued and outstanding as of December 31, 2015; aggregate liquidation value of nil as of December 31, 2015; none issued and outstanding as of December 31, 2016 and 2017)	40,181	—	—	—
Series A-1 convertible preferred shares (US$0.001 par value; 1,302,084 shares authorized, issued and outstanding as of December 31, 2015; aggregate liquidation value of nil as of December 31, 2015; none issued and outstanding as of December 31, 2016 and 2017)	28,492	—	—	—
Series B convertible preferred shares (US$0.001 par value; 2,962,239 shares authorized, issued and outstanding as of December 31, 2015; aggregate liquidation value of nil as of December 31, 2015; none issued and outstanding as of December 31, 2016 and 2017)	126,641	—	—	—
Series C convertible preferred shares (US$0.001 par value; 4,640,843 shares authorized, issued and outstanding as of December 31, 2015; aggregate liquidation value of nil as of December 31, 2015; none issued and outstanding as of December 31, 2016 and 2017)	280,704	—	—	—

Total mezzanine equity	476,018	—	—	—

Shareholders’ equity:
Ordinary shares—Class A (US$0.001 par value; 20,000,000 shares authorized, 4,543,461 shares issued and outstanding as of December 31, 2016 and 2017)	31	31	31	5
Ordinary shares—Class B (US$0.001 par value; 180,000,000 shares authorized; 25,191,705 and 26,280,367 shares issued and outstanding as of December 31, 2016 and 2017, respectively)	37	168	176	27
Additional paid-in capital	—	1,090,991	1,107,201	170,174
Statutory reserve	—	6,662	6,730	1,034
Accumulated other comprehensive loss	(19,010)	(10,087)	(30,539)	(4,694)
Accumulated deficit	(196,866)	(310,847)	(549,911)	(84,520)

Total Gridsum’s shareholders’ equity	(215,808)	776,918	533,688	82,026

Non-controlling interests	384	331	10,003	1,537

Total shareholders’ equity	(215,424)	777,249	543,691	83,563

Total liabilities, mezzanine equity and shareholders’ equity	618,246	1,208,500	1,403,097	215,653

The accompanying notes are an integral part of these consolidated financial statements.

Gridsum Holding Inc.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

For the Years Ended December 31, 2015, 2016 and 2017

(In thousands, except for share and per share data)

	For the Year Ended December 31,
	2015	2016	2017	2017
	RMB	RMB	RMB	US$
	(Restated)	(Restated)
Revenues:
Enterprise	208,385	311,106	377,013	57,946
e-Government and other	26,904	60,772	102,216	15,710
Less: Business tax and surcharges	(3,092)	(8,055)	(9,696)	(1,490)

Net revenues	232,197	363,823	469,533	72,166
Cost of revenues(1)	(33,392)	(55,707)	(94,640)	(14,546)

Gross profit	198,805	308,116	374,893	57,620

Operating expenses(1):
Sales and marketing expenses	(88,364)	(139,781)	(192,413)	(29,573)
Research and development expenses	(97,553)	(160,387)	(257,921)	(39,642)
General and administrative expenses	(60,820)	(88,108)	(143,743)	(22,093)

Total operating expenses	(246,737)	(388,276)	(594,077)	(91,308)

Losses from operations	(47,932)	(80,160)	(219,184)	(33,688)

Other income/(expense):
Foreign currency exchange gain/(loss)	1,339	(1,600)	(8,552)	(1,314)
Interest income/(expense), net	80	(614)	(5,430)	(835)
Other income/(expense), net	111	(1,452)	(1,683)	(259)

Loss before income tax	(46,402)	(83,826)	(234,849)	(36,096)
Income tax expense	(15,371)	(14,801)	(4,275)	(657)

Net loss	(61,773)	(98,627)	(239,124)	(36,753)

Less: Net loss attributable to non-controlling interests	(16)	(53)	(128)	(20)

Net loss attributable to Gridsum Holding Inc.	(61,757)	(98,574)	(238,996)	(36,733)
Accretion to preferred shares redemption value	(19,707)	(16,725)	—	—
Cumulative dividend to preferred shareholders	(16,642)	(12,990)	—	—

Net loss attributable to Gridsum’s ordinary shareholders	(98,106)	(128,289)	(238,996)	(36,733)

Net loss	(61,773)	(98,627)	(239,124)	(36,753)
Foreign currency translation adjustment, net of tax	(19,330)	8,923	(20,452)	(3,143)

Comprehensive loss	(81,103)	(89,704)	(259,576)	(39,896)

Less: Comprehensive loss attributable to non-controlling interests	(16)	(53)	(128)	(20)
Comprehensive loss attributable to Gridsum Holding Inc.	(81,087)	(89,651)	(259,448)	(39,876)

Net loss per share attributable to Gridsum’s ordinary shareholders, basic and diluted	(9.81)	(8.52)	(7.90)	(1.21)
Weighted average shares outstanding used in computing net loss per share attributable to Gridsum’s ordinary shareholders	10,000,000	15,054,865	30,243,250	30,243,250

Note:

(1) Share-based compensation expenses were allocated in cost of revenues and operating expenses as follows:

	For the Year Ended December 31,
	2015	2016	2017	2017
	RMB	RMB	RMB	US$
	(Restated)	(Restated)
Cost of revenues	335	319	501	77
Sales and marketing expenses	1,651	2,252	4,739	728
Research and development expenses	3,347	3,955	8,641	1,328
General and administrative expenses	3,473	4,104	9,046	1,390

The accompanying notes are an integral part of these consolidated financial statements.

Gridsum Holding Inc.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ (DEFICIT)/EQUITY

For the Years Ended December 31, 2015, 2016 and 2017

(In thousands, except for share and per share data)

			Additional		Accumulated Other			Total
	Ordinary Shares		Paid-in	Statutory	Comprehensive	Accumulated	Non-controlling	Shareholders’
	Shares	Amount	Capital	reserve	Income /(Loss)	Deficit	Interests	Equity/(Deficit)
		RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balances as of January 1, 2015	10,000,000	68	2,436	—	320	(126,644)	—	(123,820)
Preferred shares accretion	—	—	(11,242)	—	—	(8,465)	—	(19,707)
Share-based compensation expenses	—	—	8,806	—	—	—	—	8,806
Net loss	—	—	—	—	—	(61,757)	(16)	(61,773)
Capital injection in a subsidiary by non-controlling interests shareholder	—	—	—	—	—	—	400	400
Foreign currency translation adjustments, net of tax	—	—	—	—	(19,330)	—	—	(19,330)

Balances as of December 31, 2015 (Restated)	10,000,000	68	—	—	(19,010)	(196,866)	384	(215,424)

Preferred shares accretion	—	—	(7,980)	—	—	(8,745)	—	(16,725)
Share-based compensation expenses	—	—	10,630	—	—	—	—	10,630
Appropriation of statutory reserves	—	—	—	6,662	—	(6,662)	—	—
Net loss	—	—	—	—	—	(98,574)	(53)	(98,627)
Issuance of ordinary shares upon Initial public offering (“IPO”)	7,705,000	51	614,981	—	—	—	—	615,032
Initial public offering costs	—	—	(33,887)	—	—	—	—	(33,887)
Conversion of preferred shares to Class B ordinary shares	12,030,166	80	507,247	—	—	—	—	507,327
Foreign currency translation adjustments, net of tax	—	—	—	—	8,923	—	—	8,923

Balances as of December 31, 2016 (Restated)	29,735,166	199	1,090,991	6,662	(10,087)	(310,847)	331	777,249

Share-based compensation expenses	—	—	22,927	—	—	—	—	22,927
Appropriation of statutory reserves	—	—	—	68	—	(68)	—	—
Net loss	—	—	—	—	—	(238,996)	(128)	(239,124)
Issuance of ordinary shares upon exercise of share options and restricted stock units	1,088,662	8	3,083	—	—	—	—	3,091
Consolidation of Hainatianchuang	—	—	(9,800)	—	—	—	9,800	—
Foreign currency translation adjustments, net of tax	—	—	—	—	(20,452)	—	—	(20,452)

Balances as of December 31, 2017	30,823,828	207	1,107,201	6,730	(30,539)	(549,911)	10,003	543,691

The accompanying notes are an integral part of these consolidated financial statements.

Gridsum Holding Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands, except for share and per share data)

	For the Year Ended December 31,
	2015	2016	2017	2017
	RMB (Restated)	RMB (Restated)	RMB	US$
Cash flows from operating activities:
Net Loss	(61,773)	(98,627)	(239,124)	(36,753)
Adjustments to reconcile net loss to net cash used in operating activities:
Provision for allowance for doubtful accounts	1,172	19,695	24,490	3,764
Share-based compensation expenses	8,806	10,630	22,927	3,523
Depreciation and amortization expenses	13,100	23,893	31,474	4,837
Deferred tax expenses		(7,118)	(11,296)	(1,736)
Foreign currency exchange (gain)/loss, net	(1,339)	1,600	20,452	3,143
Loss on disposal of equipment and leasehold improvement	310	786	138	21
Changes in operating assets and liabilities:
Accounts receivable	(183,792)	(102,039)	(267,554)	(41,122)
Notes receivable	—	—	(6,000)	(922)
Prepayments and other current assets	(54,809)	(88,546)	(102,361)	(15,733)
Accounts payable	80,996	(49,996)	158,588	24,375
Amounts due to related parties	(313)	—	—	—
Salary and welfare payable	15,405	9,281	18,570	2,854
Taxes payable	24,849	40,739	36,473	5,606
Deferred revenues	(7)	2,689	(7,666)	(1,178)
Advances from customers	48,029	(3,401)	7,465	1,147
Accrued expenses and other current liabilities	11,989	5,237	6,720	1,033

Net cash used in operating activities	(97,377)	(235,177)	(306,704)	(47,141)

Cash flows from investing activities:
Purchase of property, equipment and software	(23,471)	(45,980)	(22,951)	(3,528)
Proceeds from disposal of property, equipment and software	17	12	31	5
Transfer to time deposit	—	(66,418)	—	—
Transfer to restricted cash	—	(4,002)	(241,318)	(37,090)
Maturity of time deposit	—	—	67,574	10,386
Acquisition of subsidiaries, net of cash acquired	—	—	(1,857)	(285)

Net cash used in investing activities	(23,454)	(116,388)	(198,521)	(30,512)

Cash flows from financing activities:
Proceeds from issuance of Series C preferred shares	262,561	—	—	—
Payment of financing costs in connection with the issuance of Series C preferred shares	(1,061)	—	—	—
Proceeds of bank loans	—	65,000	266,019	40,886
Repayment of bank loan	(4,000)	—	(65,000)	(9,990)
Proceeds from issuance of ordinary shares	—	615,031	3,091	475
Payment for IPO costs	—	(29,892)	(3,362)	(517)
Capital injection from non-controlling interests	—	400	(9,800)	(1,506)

Net cash provided by financing activities	257,500	650,539	190,948	29,348

Effect of exchange rate changes on cash and cash equivalents	24	22,955	(39,485)	(6,067)

Net increase/(decrease) in cash and cash equivalents	136,693	321,929	(353,762)	(54,372)
Cash and cash equivalents at the beginning of the year	61,830	198,523	520,452	79,992

Cash and cash equivalents at the end of the year	198,523	520,452	166,690	25,620

Supplemental disclosures of cash flow information:
Cash paid for income taxes	476	182	1,820	280
Cash paid for interest	—	707	5,614	863

Supplemental schedule of non-cash investing activities:
Fixed asset purchases financed by accrued expenses and other current liabilities	3,176	2,144	6,033	927

Fixed asset purchases transferred from other non-current assets	—	611	3,460	532

Supplemental schedule of non-cash financing activities:
Accretions to preferred shares redemption value	19,707	16,725	—	—

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

The accompanying consolidated financial statements include the financial statements of the Company, its subsidiaries, VIEs and VIE subsidiaries. As of December 31, 2017, the Company’s operating subsidiaries, operating VIE and operating VIE subsidiaries were as follows:

Operating Subsidiaries	Equity interests held	Place and Date of Incorporation
Gridsum Holding (China) Limited	100%	Hong Kong, July 2014
Dissector (Beijing) Technology Co., Ltd.	100%	PRC, October 2014

Operating VIE	Economic interests held	Place and Date of Incorporation
Gridsum Holding (Beijing) Co., Ltd	100%	PRC, August 2014

Operating VIE Subsidiaries	Economic interests held	Place and Date of Incorporation
Beijing Gridsum Technology Co., Ltd.	100%	PRC, December 2005
Beijing Moment Everlasting Ad Co., Ltd.	100%	PRC, January 2011
Guoxinjunhe (Beijing) Technology Co., Ltd.	100%	PRC, April 2012
Beijing Yunyang Ad Co., Ltd.	100%	PRC, March 2013
Beijing Guoxinwangyan Technology Co., Ltd.	80%	PRC, August 2015
Beijing Gridsum Yizhun Technology Co., Ltd.	100%	PRC, February 2016
Beijing Zhixunyilong Software Co., Ltd.	100%	PRC, May 2017
Beijing Gridsum Wang’an Technology Co., Ltd.	100%	PRC, June 2017
Beijing Hainatianchuang Technology Development Co., Ltd.	51%	PRC, August 2017

(b)	Reorganization

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

Risks in relation to the VIE structure

In the opinion of the Company’s management, the contractual arrangements discussed above have resulted in the Company and the WFOE having the power to direct activities that most significantly impact the VIEs and VIE subsidiaries, including appointing key management, setting up operating policies, exerting financial controls and transferring profit or assets out of the VIEs and VIE subsidiaries at its discretion. The Company and the WFOE believe they have the right to receive all the benefits and assets of the VIEs and VIE subsidiaries, except for registered capital of the VIEs and VIE subsidiaries totaling RMB124,000, RMB124,000 and RMB146,000 as of December 31, 2015, 2016 and 2017, respectively. As the VIEs and VIE subsidiaries organized in the PRC were established as limited liability companies under PRC law, their creditors do not have recourse to the general credit of the WFOE for the liabilities of these VIEs and VIE subsidiaries, and the WFOE does not have the obligation to assume the liabilities of these VIEs and VIE subsidiaries.

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

The consolidated financial information of the VIEs and VIE subsidiaries, including the inter-group transactions with other entities in the Group, has been included in the accompanying consolidated financial statements of the Group as follows:

	As of December 31,
	2015	2016	2017
	RMB	RMB	RMB
	(Restated)	(Restated)
Total assets	584,080	672,499	1,054,865
Total liabilities	580,242	570,740	996,074

	For the year ended December 31,
	2015	2016	2017
	RMB	RMB	RMB
	(Restated)	(Restated)
Net revenues	290,403	533,681	558,393
Net income	24,060	105,597	160,550

	For the year ended December 31,
	2015	2016	2017
	RMB	RMB	RMB
	(Restated)	(Restated)
Net cash provided by/(used in) operating activities	142,418	(109,839)	(148,018)
Net cash used in investing activities	(23,454)	(45,968)	(22,920)
Net cash (used in)/provided by financing activities	(4,000)	62,151	201,019

In accordance with various contractual agreements, the Company has the power to direct the activities of the VIEs and can have assets transferred out of the VIEs. Therefore, the Company considers that there are no assets in the consolidated VIEs that can be used only to settle obligations of the consolidated VIEs, except for registered capital of the VIEs and VIE subsidiaries totaling RMB124,000, RMB124,000 and RMB146,000 as of December 31, 2015, 2016 and 2017, respectively. As the consolidated VIEs are incorporated as limited liability companies under the Company Law of the People’s Republic of China, creditors do not have recourse to the general credit of the Company for the liabilities of the consolidated VIEs.

Liquidity

The Group has been incurring recurring losses from operations since inception. Accumulated losses from operations were RMB196,866, RMB310,847, and RMB549,911 as of December 31, 2015, 2016 and 2017, respectively. The net cash used in operating activities was RMB97,377, RMB235,177 and RMB306,704 for the years ended December 31, 2015, 2016 and 2017, respectively.

GRIDSUM HOLDING INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(In thousands, except for share and per share data)

1.	Organization and Principal Activities (continued)

The Group’s ability to fund operations is based on its ability to generate cash, its ability to attract investors and its ability to borrow funds on reasonable economic terms. Historically, the Group has relied principally on both operational sources of cash and non-operational sources of financing from investors to fund its operations and business development. The Group’s ability to continue as a going concern is dependent on management’s ability to successfully execute its business plan, which includes increasing revenues while controlling operating expenses, as well as, generating operational cash flows and continuing to gain support from outside sources of financing. The Group has been continuously receiving financing support from outside investors. The Group completed its initial public offering in September 2016 (see Note 12) and completed a USD$40 million convertible note issuance on May 5, 2018 (see Note 18). Moreover, the Company can adjust the pace of its expansion and control Group operating expenses. Based on the above considerations, the Company’s consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. See Note 18 for more discussion of the Group’s liquidity.

(d)	Initial Public Offering

The Company completed its initial public offering (“IPO”) on September 23, 2016 on The Nasdaq Stock Market and the underwriters subsequently exercised their over-allotment option on October 3, 2016. The Company issued and sold a total of 7,705,000 American Depositary Shares (“ADSs”) pursuant to these transactions. Each ADS represents one Class B ordinary share of the Company. The net proceeds received by the Company, after deducting commissions and offering expenses, amounted to approximately US$87.1 million. Upon the completion of the IPO, all of the Company’s outstanding preferred shares were converted into Class B ordinary shares immediately as of the same date.

2.	Principal Accounting Policies

(a)	Basis of Presentation

The Company’s consolidated financial statements have been prepared in accordance with U.S. GAAP. Significant accounting policies followed by the Company in the preparation of the accompanying consolidated financial statements are summarized below.

Restatement of previously issued financial statements

The Group’s consolidated financial statements for the years ended December 31, 2015 and 2016 have been restated in accordance with ASC 250, Accounting Changes and Error Corrections (the “restated consolidated financial statements”). In preparing its financial statements for the year ended December 31, 2017, the Group determined that it was appropriate to change its method for recognition of certain revenue, and in the process of reviewing its financial statements for the years ended December 31, 2015 and 2016, the Group also identified other adjustments relating to cost accruals, expense cutoff procedures and classification changes, which resulted in restatements of the Group’s previously-issued audited consolidated financial statements for the years ended December 31, 2015 and 2016.

The change in the Group’s revenue recognition method applied to its sales, beginning in 2016, of public sentiment tracking services, which are a part of the Group’s Social Listening Solutions suite. The Group sells distribution rights to a public sentiment tracking service, which is provided by a third party search engine, to sub-distributors for resale to end customers. The Group previously recognized these revenues at the time of sale to the sub-distributors, when revenue recognition criteria were met in accordance with ASC 605-45. Due to the rapid increase in revenues from this service and collection of the related accounts receivable that was slower than expected, the Group determined that it was appropriate to recognize these revenues on a cash basis, recognizing the revenues only when the fees were collected by the Group from the sub-distributors.

This change in revenue recognition method reduced reported revenues in 2016 by approximately RMB42.1 million. This reduction was partially offset by a RMB6.0 million increase due to a cutoff adjustment, and by an adjustment related to business tax and surcharges, resulting in a net reduction of RMB36.4 million in 2016. The change in revenue recognition method also resulted in adjustments to related items in the Group’s statements of operations and balance sheet. Accounts receivable at December 31, 2016 was reduced by approximately RMB56.4 million, of which approximately RMB42.1 million reflects the change of revenue recognition method and the balance reflects classification changes and associated changes to deferred revenue. The change in revenue recognition method had no effect on the 2015 financial results.

The Group also increased accounts payable as of December 31, 2016 by approximately RMB37.4 million, in order to reconcile its accounting to that of its main media partners for SEM solutions.

Other significant adjustments to the Group’s balance sheet as of December 31, 2016 included a RMB29.1 million decrease in deferred revenue due to reclassification changes and associated adjustments to accounts receivable and deferred revenue balances.

In connection with its accounting review, the Group identified material weaknesses in its internal control over financial reporting, which are described in Item 15, “Controls and Procedures,” in this Annual Report on Form 20-F.

GRIDSUM HOLDING INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(In thousands, except for share and per share data)

2.	Principal Accounting Policies (continued)

The amounts of the adjustments to the line items of the financial statements for 2015 and 2016 are shown in the Restatement Adjustment columns in the tables below.

	For the Year Ended December 31, 2015
Consolidated Statements of Comprehensive Loss	As previously reported RMB	Restatement Adjustment RMB	As revised RMB
Revenues	237,624	(2,335)	235,289
Less: Business tax and surcharges	(2,785)	(307)	(3,092)
Net revenues	234,839	(2,642)	232,197
Cost of revenues	(35,237)	1,845	(33,392)
Total operating expenses	(245,274)	(1,463)	(246,737)
Loss from operations	(45,672)	(2,260)	(47,932)
Net loss for the year	(48,835)	(12,938)	(61,773)
Net loss attributable to Gridsum’s ordinary shareholders	(85,168)	(12,938)	(98,106)
Net loss per share attributable to Gridsum’s ordinary shareholders, basic and diluted	(8.52)	(1.29)	(9.81)

	As of December 31, 2015
Consolidated Balance sheets	As previously reported RMB	Restatement Adjustment RMB	As revised RMB
Accounts receivable, net	279,537	(6,001)	273,536
Prepayment and other current assets	107,046	(1,659)	105,387
Total current assets	585,106	(7,660)	577,446
Total assets	625,907	(7,661)	618,246
Accounts payable	103,289	(3,730)	99,559
Taxes payable	16,484	9,628	26,112
Deferred revenue	31,308	(12,940)	18,368
Advance from customers	104,605	8,177	112,782
Accrued expenses and other current liabilities	70,908	(3,616)	67,292
Total current liabilities	360,133	(2,481)	357,652
Total liabilities	360,133	(2,481)	357,652
Accumulated other comprehensive loss	(19,052)	42	(19,010)
Accumulated deficit	(191,644)	(5,222)	(196,866)
Total Gridsum’s shareholders’ equity	(210,628)	(5,180)	(215,808)
Total equity	(210,244)	(5,180)	(215,424)

	For the Year Ended December 31, 2016
Consolidated Statements of Comprehensive Loss	As previously reported RMB	Restatement Adjustment RMB	As revised RMB
Revenues	409,371	(37,493)	371,878
Less: Business tax and surcharges	(9,112)	1,057	(8,055)
Net revenues	400,259	(36,436)	363,823
Cost of revenues	(53,487)	(2,220)	(55,707)
Gross profit	346,772	(38,656)	308,116
Total operating expenses	(383,522)	(4,754)	(388,276)
Loss from operations	(36,750)	(43,410)	(80,160)
Foreign exchange gain or loss	(829)	(771)	(1,600)
Other expenses	(1,780)	(286)	(2,066)
Income tax expense	(28,387)	13,586	(14,801)
Net loss for the year	(67,746)	(30,881)	(98,627)
Net loss attributable to Gridsum’s ordinary shareholders	(97,396)	(30,893)	(128,289)
Net loss per share attributable to Gridsum’s ordinary shareholders, basic and diluted	(6.47)	(2.05)	(8.52)

GRIDSUM HOLDING INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(In thousands, except for share and per share data)

2.	Principal Accounting Policies (continued)

	As of December 31, 2016
Consolidated Balance sheets	As previously reported RMB	Restatement Adjustment RMB	As revised RMB
Cash and cash equivalents	524,454	(4,002)	520,452
Restricted cash	—	4,002	4,002
Accounts receivable	412,301	(56,421)	355,880
Prepayments and other current assets	160,087	29,653	189,740
Total current assets	1,166,272	(26,768)	1,139,504
Fixed assets, net	56,107	(3,489)	52,618
Intangible assets	—	5,313	5,313
Deferred tax assets	—	7,118	7,118
Other non-current assets	3,947	—	3,947
Total non-current assets	60,054	8,942	68,996
Total assets	1,226,326	(17,826)	1,208,500
Short-term loans	65,093	(93)	65,000
Accounts payable	12,150	37,414	49,564
Salary and welfare payables	54,779	(11,959)	42,820
Taxes payable	66,589	262	66,851
Deferred revenue	50,110	(29,053)	21,057
Advance from customers	106,570	2,811	109,381
Accrued expenses and other current liabilities	58,473	18,105	76,578
Total current liabilities	413,764	17,487	431,251
Total liabilities	413,764	17,487	431,251
Statutory reserve	—	6,662	6,662
Accumulated other comprehensive loss	(10,879)	792	(10,087)
Accumulated deficit	(268,081)	(42,766)	(310,847)
Total Gridsum’s shareholders’ equity	812,231	(35,313)	776,918
Total Equity	812,562	(35,313)	777,249

(b)	Principles of Consolidation

The consolidated financial statements of the Company have been prepared in accordance with U.S. GAAP. The consolidated financial statements include the financial statements of the Company, its subsidiaries, VIEs and VIE subsidiaries for which the Company is the ultimate primary beneficiary.

Subsidiaries are those entities in which the Company, directly or indirectly, controls more than one half of the voting power or has the power to govern the financial and operating policies, to appoint or remove the majority of the members of the board of directors or to cast a majority of votes at the meeting of directors. A VIE is an entity in which the Company, or its subsidiary, through contractual arrangement exercises effective control over the activities that most impact economic performance and bears the risks of and enjoys the rewards normally associated with ownership of the entity, so that the Company or its subsidiary is the primary beneficiary of the entity. All transactions and balances among the Company, its subsidiaries, VIEs and VIE subsidiaries have been eliminated upon consolidation.

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

Translations of balances in the consolidated balance sheets, consolidated statements of operation and comprehensive loss and statements of cash flows from RMB into U.S. Dollars as of and for the year ended December 31, 2017 are solely for the convenience of the reader and were calculated at the rate of US$1.00 = RMB 6.5063, representing the noon buying rate in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2017. No representation is made that the RMB amounts represent or could have been, or could be, converted, realized or settled in U.S. Dollars at that rate on December 31, 2017, or at any other rate.

(f)	Cash and Cash Equivalents

Cash and cash equivalents represent cash on hand and demand deposits with term less than three months which are unrestricted as to withdrawal and use.

(g)	Restricted Cash

Cash that is restricted as to withdrawal or is used or pledged as security is reported separately on the face of the Consolidated Balance Sheets, and is not included in the total cash and cash equivalents in the Consolidated Statements of Cash Flows. The Group’s restricted cash mainly represents (a) security deposits held in designated bank accounts for issuance of bank acceptance and letter of guarantee; (b) time deposits that are pledged for short-term bank loans.

(h)	Time Deposit

Time deposit represent demand deposits placed with banks with original maturities of more than three months but less than one year. Interest earned is recorded as interest income in the consolidated statements of comprehensive loss during the periods. Time deposit are valued based on the prevailing interest rates in the market.

(i)	Accounts Receivable, net

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

GRIDSUM HOLDING INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(In thousands, except for share and per share data)

2.	Principal Accounting Policies (continued)

(j)	Property and Equipment, net

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

Computers	3 years
Furniture, fixtures and equipment	5 years
Vehicles	5 years
Leasehold improvements	Over the shorter of lease terms or the estimated useful lives of assets

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

(k)	Impairment of Long-lived Assets

Long-lived assets are evaluated for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying value of an asset may not be fully recoverable or that the useful life is shorter than the Group had originally estimated. When these events occur, the Group evaluates the impairment for the long-lived assets by comparing the carrying value of the assets to an estimate of future undiscounted cash flows expected to be generated from the use of the assets and their eventual disposition. Such assets are considered to be impaired, if the sum of the expected future undiscounted cash flows is less than the carrying value of the assets. The impairment to be recognized is then measured by the amount by which the carrying amounts of the assets exceed the fair value of the assets based on the discounted cash flow. No impairment charge was recognized for any of the periods presented.

(l)	Intangible Assets with Finite Useful Life

Intangible assets, comprising acquired computer software, customer relationship and other finite-lived intangible assets, which are separable from the fixed assets, are stated at cost less accumulated amortization. Amortization is computed using the straight-line method over the estimated useful lives of the assets. Acquired customer relationship arising from business combinations (Note 14) is stated at fair value upon acquisition less accumulated amortization, which is recognized using the straight-line method over the estimated useful lives of the assets. The carrying amounts of the finite-lived intangible assets are reviewed for impairment when indicators of impairment are present in accordance with ASC 360-10. In accordance with ASC 360-10, an impairment loss is recognized if the carrying amount of an intangible asset is not recoverable and its carrying amount exceeds its fair value. No impairment loss has been identified for the years ended December 31, 2015, 2016 and 2017.

The estimated economic lives are as follows:

Software and other intangible assets	3 -5 years
Acquired customer relationship	10 years

(m)	Goodwill

Goodwill represents the excess of the purchase price over the fair value of the identifiable assets and liabilities of Beijing Zhixunyilong Software Co., Ltd (“Zhixun”) when it was acquired by the Group in May 2017.

GRIDSUM HOLDING INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(In thousands, except for share and per share data)

2.	Principal Accounting Policies (continued)

Goodwill is not depreciated or amortized but is tested for impairment at the reporting unit level on an annual basis every December 31, and in between annual tests when an event occurs or circumstances change that could indicate that the asset might be impaired. Commencing September 2011, in accordance with the FASB revised guidance on “Testing of Goodwill for Impairment,” a company first has the option to assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If the company decides, as a result of its qualitative assessment, that it is more-likely-than-not that the fair value of a reporting unit is less than its carrying amount, the quantitative impairment test is mandatory. Otherwise, no further testing is required. The quantitative impairment test consists of a comparison of the fair value of each reporting unit with its carrying amount, including goodwill. If the carrying amount of each reporting unit exceeds its fair value, an impairment charge equal to the difference between the implied fair value of the reporting unit’s goodwill and the carrying amount of goodwill will be recorded. Application of a goodwill impairment test requires significant management judgment, including the identification of reporting units, assigning assets and liabilities to reporting units, assigning goodwill to reporting units, and determining the fair value of each reporting unit.

The Group as a whole, including recently acquired entities, is determined to be one reporting unit for goodwill impairment testing. The Group directly applied the quantitative assessment and performed the goodwill impairment test by quantitatively comparing the fair values of the reporting unit to its carrying amounts, and no impairment loss has been identified for the year ended December 31, 2017.

(n)	Fair Value

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

Financial assets and liabilities of the Group primarily consist of cash and cash equivalents, restricted cash, accounts receivable, prepayments and other current assets, accounts payable, amounts due to related parties, taxes payable, advances from customers and accrued expenses and other current liabilities. As of December 31, 2015, 2016 and 2017, the carrying values of these financial instruments approximated their fair values due to the short-term maturity of these instruments.

(o)	Revenue Recognition

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

Where customers purchase multiple solutions in a single contract, the Company allocates the total consideration to the various elements based on the relative selling price method and recognizes revenues as services are rendered. In accordance with ASC 605-25, Revenue Recognition—Multiple- Element Arrangements, the following hierarchy are followed when determining the appropriate selling price for each element: (1) vendor specific objective evidence (“VSOE”), (2) third party evidence (“TPE”) and (3) best estimate of selling price (“BESP”). The Company recognizes revenues on the elements delivered and defers the recognition of revenues for the fair value of the undelivered elements until the remaining obligations have been satisfied. Where all of the elements within an arrangement are delivered uniformly over the agreement period, revenues are recognized on a straight-line basis over the contract period.

Enterprise

The Company generates enterprise revenue primarily by providing marketing automation solutions including bid management and data analysis solutions to enterprise customers. The Company earns and records service fee revenues over the contractual period. For certain application development contracts, the Company recognizes revenue upon completion of performance that is stipulated in the contracts. Sometimes, the Company receives revenues from the incentive programs of search engine providers based on factors determined by these providers, such as yearly growth in the amount of advertising on the provider’s search engine platform that the Company’s customers purchase through its solutions, and other factors selected at the discretion of these providers. Revenues from these programs are received on both a quarterly and an annual basis and are calculated in accordance with the Company’s customers’ usage of the search engine providers. In addition, the Company sells distribution rights of public sentiment tracking service provided by certain third party search engine to sub-distributor, due to uncertainty of collection, the revenue is recognized when fees are collected.

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

e-Government and Other

The Group generates revenues by entering into service contracts with governmental agencies for its e-government solutions, including Law Dissector solutions for the court systems and other law communities beginning in 2015. The Company also generates revenues by entering into contracts with state-owned television stations for its new media solutions, including TV Dissector, Streaming Dissector and Video Dissector.

(p)	Advances from Customers and Deferred Revenues

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

(q)	Cost of Revenues

Cost of revenues primarily consists of costs related to hosting the Company’s cloud-based platform, providing implementation and ongoing customer support, data communications expenses, salaries and benefits of operations and support personnel, costs associated with website development activities, allocated overhead and property and equipment depreciation.

(r)	Research and Development Expenses

Research and development costs include payroll, stock-based compensation expense and other operating costs such as outside services, supplies and allocated overhead costs. Research and development costs are expensed as incurred.

The Group expenses all costs that are incurred in connection with the planning and implementation phases of development and costs that are associated with repair or maintenance of the existing websites or the development of software and website content. Costs incurred in the development phase are capitalized and amortized over the estimated product life. However, since the inception of the Company, the amount of costs qualifying for capitalization has been insignificant and as a result, all software development costs have been expensed as incurred.

(s)	Marketing Expenses

Marketing expenses mainly consist of advertising costs, promotion expenses, payroll and related expenses for personnel engaged in marketing activities. Marketing expenses are expensed when the services are received. Advertising expenses are recorded as sales and marketing expenses when incurred, and totaled nil, RMB6,094 and RMB14,886 for the years ended December 31, 2015, 2016 and 2017, respectively.

GRIDSUM HOLDING INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(In thousands, except for share and per share data)

2.	Principal Accounting Policies (continued)

(t)	General and Administrative Expenses

General and administrative expenses mainly consist of payroll and related costs for employees involved in general corporate functions, including accounting, finance, tax, legal and human resources, professional fees and other general corporate expenses as well as costs associated with the use by these functions of facilities and equipment, such as depreciation and rental expenses.

(u)	Operating Leases

Leases where substantially all the rewards and risks of ownership of assets remain with the lessor are accounted for as operating leases. Payments made under operating leases are charged to the consolidated statements of operations and comprehensive loss on a straight-line basis over the terms of underlying lease.

(v)	Share-based Compensation

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

(w)	Employee Benefits

The Company’s subsidiaries, VIEs and VIE subsidiaries established in the PRC participate in a government-mandated, multiemployer, defined contribution plan, pursuant to which certain retirement, medical, housing and other welfare benefits are provided to employees. PRC labor laws require the entities incorporated in mainland China to pay to the local labor bureau a monthly contribution calculated at a stated contribution rate on the monthly basic compensation of qualified employees. The Group has no further commitments beyond its monthly contribution. The fair value of the employee benefits liabilities approximates their carrying value due to the short-term nature of these liabilities. The employee benefits payable amounts to RMB1,394, RMB2,244 and RMB2,709 as of December 31, 2015, 2016 and 2017, respectively.

Employee social benefits included as expenses in the accompanying consolidated statements of operations and comprehensive loss amounted to RMB26,221, RMB49,557 and RMB66,511 for the years ended December 31, 2015, 2016 and 2017, respectively.

(x)	Non-controlling Interests

The non-controlling interests are presented in the consolidated balance sheets, separately from equity attributable to the shareholders of the Company. Non-controlling interests are presented on the face of the consolidated statement of operations and comprehensive loss as an allocation of the total income or loss for the year between non-controlling interest holders and the shareholders of the Group.

GRIDSUM HOLDING INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(In thousands, except for share and per share data)

2.	Principal Accounting Policies (continued)

(y)	Income Tax

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

The Group applies a “more likely than not” recognition threshold in the evaluation of uncertain tax positions. The Company recognizes the benefit of a tax position in its consolidated financial statements if the tax position is more likely than not to prevail based on the facts and technical merits of the position. Tax positions that meet the “more likely than not” recognition threshold are measured at the largest amount of tax benefit that has a greater than fifty percent likelihood of being realized upon settlement. Unrecognized tax benefits may be affected by changes in interpretation of laws, rulings of tax authorities, tax audits and expiry of statutory limitations. In addition, changes in facts, circumstances and new information may require the Group to adjust the recognition and measurement estimates with regard to uncertain tax positions. Accordingly, unrecognized tax benefits are periodically reviewed and re-assessed. Adjustments, if required, are recorded in the Company’s consolidated financial statements in the period in which the change that necessitates the adjustments occurs. The ultimate outcome for a particular tax position may not be determined with certainty prior to the conclusion of a tax audit and, in certain circumstances, a tax appeal or litigation process. As of December 31, 2015, 2016 and 2017, the Group did not have any significant unrecognized uncertain tax positions.

(z)	Comprehensive Loss

Comprehensive loss is defined to include all changes in deficit of the Group during a period arising from transactions and other events and circumstances other than those resulting from investments by shareholders and distributions to shareholders. For the years ended December 31, 2015, 2016 and 2017, the Group’s comprehensive loss included net loss and foreign currency translation adjustments.

(aa)	Loss per Share

Basic loss per share is computed by dividing net loss attributable to holders of ordinary shares, considering the accretions to redemption value of the preferred shares, by the weighted average number of ordinary shares outstanding during the period using the two-class method. Under the two-class method, net loss is allocated between ordinary shares and other participating securities based on their participating rights. Diluted loss per share is calculated by dividing net loss attributable to ordinary shareholders, as adjusted for the accretion and allocation of net income related to the preferred shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period. Ordinary equivalent shares consist of shares issuable upon the conversion of the preferred shares using the if-converted method and ordinary shares issuable upon the exercise of outstanding stock option (using the treasury stock method). Ordinary equivalent shares are not included in the denominator of the diluted earnings per share calculation when inclusion of such shares would be anti-dilutive.

(bb)	Segment Reporting

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

GRIDSUM HOLDING INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(In thousands, except for share and per share data)

2.	Principal Accounting Policies (continued)

(cc)	Statutory Reserves

The Group’s subsidiaries, VIEs and VIE subsidiaries established in the PRC are required to make appropriations to certain non-distributable reserve funds.

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

In addition, in accordance with the Company Law of the People’s Republic of China, the VIEs and VIE subsidiaries, registered as Chinese domestic companies, must make appropriations from their after-tax profits as determined under the PRC GAAP to non-distributable reserve funds including the statutory surplus fund and discretionary surplus fund. The appropriation to the statutory surplus fund must be 10% of the after-tax profits as determined under PRC GAAP. Appropriation is not required if the statutory surplus fund has reached 50% of the registered capital of the company. Appropriation to the discretionary surplus fund is made at the discretion of the Group.

The Group has made no appropriations to statutory surplus fund and other reserve funds for the years ended December 31, 2015, 2016 and 2017 as the Company’s subsidiaries, VIEs and VIE subsidiaries in the PRC were in accumulated loss positions.

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

(dd)	Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update No. 2014-09, Revenue from Contracts with Customers (Topic 606), which supersedes the revenue recognition requirements in Topic 605, Revenue Recognition. The core principle of Topic 606 is to recognize revenues when promised goods or services are transferred to customers in an amount that reflects the consideration that is expected to be received for those goods or services. To determine revenue recognition for arrangements that it determines are within the scope of Topic 606, the Group performed the following five steps: (i) identify the contract(s) with a customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when (or as) the entity satisfies a performance obligation. Topic 606 also impacts certain other areas, such as the accounting for costs to obtain or fulfill a contract. The standard also requires disclosure of the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers.

The Group has completed its analysis of Topic 606 and has concluded that the measurement of revenue and the timing of recognizing revenue is not expected to change, except for the variable consideration related to performance based revenue. The Group has adopted Topic 606 on January 1, 2018 using the modified retrospective method. The Group used most likely amount method to estimate variable consideration related to performance based revenue at inception of the contract. Based on the analysis, the Company identified approximately RMB5.9 million cumulative catch-up adjustment to the opening balance sheet of retained earnings at January 1, 2018. The Group future financial statements will include additional disclosures as required by Topic 606.

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

In February 2016, the FASB issued ASU No. 2016-02, “Leases (Topic 842)”. The new guidance requires that a lessee recognize the assets and liabilities that arise from operating leases. A lessee should recognize in the statement of financial position a liability to make lease payments (the lease liability) and a right-of-use asset representing its right to use the underlying asset for the lease term. For leases with a term of 12 months or less, a lessee is permitted to make an accounting policy election by class of underlying asset not to recognize lease assets and lease liabilities. In transition, lessees and lessors are required to recognize and measure leases at the beginning of the earliest period presented using a modified retrospective approach. Public business entities should apply the amendments in ASU No. 2016-02 for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years (i.e., January 1, 2019, for a calendar year entity). Early application is permitted for all public business entities and all non-public business entities upon issuance. The Group is currently evaluating the impact of adopting this new guidance on the consolidated financial statements. Excluding any impact from the clarification of contracts representing a lease, the Group expects to recognize separate lease liabilities for the amounts related to certain facilities under operating lease agreements. Additionally, the Group does not expect to significantly change operating lease agreements prior to adoption.

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

In January 2017 the FASB issued ASU No. 2017-04, “Intangibles—Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment.” This new standard eliminates Step 2 from the goodwill impairment test. Instead, an entity should compare the fair value of a reporting unit with its carrying amount and recognize an impairment charge for the amount by which the carrying amount exceeds the reporting unit’s fair value, not to exceed the total amount of goodwill allocated to the reporting unit. The standard is effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. Early adoption is permitted. The Group is currently evaluating the impact of the pending adoption of ASU 2017-04 on its consolidated financial statements.

In May 2017, the FASB issued ASU No. 2017-09, Scope of Modification Accounting, to provide guidance to clarify when to account for a change to the terms or conditions of a share-based payment award as a modification. Under the new guidance, modification accounting is required only if the fair value, the vesting conditions, or the classification of the award (as equity or liability) changes as a result of the changes in terms or conditions. ASU 2017-09 is effective for all entities for annual periods, and interim periods within those annual periods, beginning after December 15, 2017. Early adoption is permitted and application is prospective. The Group has not early adopted this update. The Group does not expect that the adoption of this guidance will have a material impact on its consolidated financial statements.

In June 2018, the FASB issued ASU No. 2018-07 to provide guidance to reduce cost and complexity and to improve financial reporting for share-based payments issued to nonemployees (for example, service providers, external legal counsel, suppliers, etc.). The amendments in this ASU are effective for public companies for fiscal years beginning after December 15, 2018, including interim periods within that fiscal year. The Group does not expect that the adoption of this guidance will have a material impact on its consolidated financial statements.

3.	Concentration and Risks

Concentration of credit risk

Assets that potentially subject the Group to significant concentrations of credit risk primarily consist of cash and cash equivalents and accounts receivable. As of December 31, 2015, 2016 and 2017, all of the Group’s cash and cash equivalents were held by reputable financial institutions located in the PRC, Hong Kong and the United States, which management believes are of high credit quality and financially sound based on publicly available information.

GRIDSUM HOLDING INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(In thousands, except for share and per share data)

3.	Concentration and Risks (continued)

Accounts receivable is typically unsecured and is generally derived from revenues earned from marketing automation solutions. Customers with a receivable balance exceeding 10% of the total accounts receivable balance, net of allowance for doubtful accounts, as of December 31, 2015, 2016 and 2017, are listed as follows:

	December 31, 2015	December 31, 2016	December 31, 2017
	(Restated)	(Restated)
Customer A	32.5%	21.8%	25.9%

GRIDSUM HOLDING INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(In thousands, except for share and per share data)

3.	Concentration and Risks (continued)

Concentration of customer risk

The top 20 customers accounted for 55%, 55% and 44% of the total revenues for the years ended December 31, 2015, 2016 and 2017, respectively.

Currency risk

The Group’s operation transactions and its assets and liabilities are primarily denominated in RMB, which is not freely convertible into foreign currencies. The Group’s cash and cash equivalents denominated in RMB are subject to government controls and amounted to RMB178,577, RMB103,973 and RMB135,542 as of December 31, 2015, 2016 and 2017, respectively. The value of the RMB is subject to changes in the central government policies and international economic and political developments that affect the supply and demand of RMB in the foreign exchange market. In the PRC, certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People’s Bank of China (the “PBOC”). Remittances from China in currencies other than RMB by the Group must be processed through the PBOC or other China foreign exchange regulatory bodies which require certain supporting documentation in order to effect the remittance.

4.	Accounts Receivable, Net

The following summarizes the Group’s accounts receivable as of December 31, 2015, 2016 and 2017:

	As of December 31,
	2015	2016	2017
	RMB	RMB	RMB
	(Restated)	(Restated)
Accounts receivable	274,800	376,839	644,729
Less: Allowance for doubtful accounts	(1,264)	(20,959)	(45,449)

Accounts receivable, net	273,536	355,880	599,280

The amount of payments to search engines on behalf of customers included in accounts receivable was RMB231,734, RMB280,866 and RMB449,411 as of December 31, 2015, 2016 and 2017, respectively.

The following table sets out the movements of the allowance for doubtful accounts for the years ended December 31, 2015, 2016 and 2017:

	As of December 31,
	2015	2016	2017
	RMB	RMB	RMB
	(Restated)	(Restated)
Balance at beginning of the year	(92)	(1,264)	(20,959)
Charged to costs and expenses	(1,172)	(19,695)	(24,490)

Balance at end of the year	(1,264)	(20,959)	(45,449)

GRIDSUM HOLDING INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(In thousands, except for share and per share data)

5.	Prepayments and Other Current Assets

The following is a summary of prepayments and other current assets:

	As of December 31,
	2015	2016	2017
	RMB	RMB	RMB
	(Restated)	(Restated)
Deposits to search engine service providers	83,463	93,374	170,403
Prepayments to suppliers	10,513	53,605	96,839
Advances to employees	3,451	14,617	12,372
Prepaid rental and other deposits	7,219	10,846	12,598
Penalty receivable from customer	—	15,676	257
Receivables in connection with exercise of option from agents	—	—	2,565
Others	741	1,622	11,058

Total	105,387	189,740	306,092

Deposits to search engine service providers represent deposits to guarantee the minimum amount of ad spending by the Group’s customers and are refunded annually when the minimum ad spending requirement is met.

6.	Property, Equipment, net

The following is a summary of property, equipment, net:

	As of December 31,
	2015	2016	2017
	RMB	RMB	RMB
	(Restated)	(Restated)
Computers	36,343	65,851	73,292
Furniture, fixtures and equipment	3,505	3,640	4,072
Vehicles	1,833	3,770	3,772
Leasehold improvements	16,341	23,200	42,593

Total	58,022	96,461	123,729
Less: accumulated depreciation and amortization	(22,182)	(43,843)	(72,856)

Property, equipment, net	35,840	52,618	50,873

Depreciation and amortization expenses for the years ended December 31, 2015, 2016 and 2017 were RMB13,069, RMB23,722 and RMB29,858, respectively.

7.	Intangible Assets, net

The following is a summary of intangible assets, net:

	As of December 31,
	2015	2016	2017
	RMB	RMB	RMB
	(Restated)	(Restated)
Acquired Software and other intangible assets	442	5,524	11,051
Customer relationship	—	—	677
Less: accumulated depreciation and amortization	(40)	(211)	(2,302)

Intangible Assets, net	402	5,313	9,426

GRIDSUM HOLDING INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(In thousands, except for share and per share data)

7.	Intangible Assets, net (continued)

Amortization expenses for the years ended December 31, 2015, 2016 and 2017 were RMB31, RMB171 and RMB1,616 respectively.

Expected Future Amortization Expense
Twelve months ended December 31, 2018	2,513
2019	2,503
2020	1,530
2021	773
2022	773
Thereafter	1,334

Total expected future amortization expense	9,426

8.	Short-term Bank Loans

In 2016 and 2017, the Group entered into several short-term guaranteed loan agreements. Each of the loan agreements provides for a RMB revolving credit facility with a maturity term within twelve months. The guarantees on these loans were provided by Guosheng Qi, the Co-Founder, chief executive officer and chairman of the Company or provided by Beijing Haidian Sci-tech Enterprises Financing Guarantee Co., Ltd.

Short-term bank loans as of December 31, 2015, 2016 and 2017 amounted to nil, RMB65,000 and RMB266,019, respectively, which consisted of several bank borrowings denominated in RMB. All of these bank borrowings were repayable within one year. The weighted average interest rate for the outstanding borrowings as of December 31, 2015, 2016 and 2017 was approximately nil, 5.24% and 4.68%, respectively.

GRIDSUM HOLDING INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(In thousands, except for share and per share data)

9.	Accrued Expenses and Other Current Liabilities

The following is a summary of accrued expenses and other current liabilities:

	As of December 31,
	2015	2016	2017
	RMB	RMB	RMB
	(Restated)	(Restated)
Customer deposits	48,218	40,928	26,445
Accrued expenses	14,585	31,644	57,685
Accrued property, equipment and software related payables	3,866	3,397	2,706
Others	623	609	3,885

Total	67,292	76,578	90,721

10.	Taxation

(a) Value added tax

The Group’s revenues are subject to VAT at the rate of 6%. The Group’s VAT payable balance amounted to RMB8,166, RMB19,620 and RMB32,413 as of December 31, 2015, 2016 and 2017, respectively.

(b) Income tax

Cayman Islands

Under the current laws of the Cayman Islands, the Group is not subject to tax on income or capital gain. Additionally, the Cayman Islands does not impose a withholding tax on payments of dividends to shareholders.

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

High and new technology enterprises (“HNTE”) will enjoy a preferential enterprise income tax rate of 15% under the CIT Law. Beijing Gridsum Technology Co., Ltd. and Guoxinjunhe (Beijing) Technology Co., Ltd, the Group’s consolidated affiliated entities in the PRC, which are qualified as a HNTE under the CIT Law, is eligible for a preferential enterprise income tax rate of 15% for the period from 2014 to 2019, so long as they obtain approval from relevant tax authority if they are profitable during the period. In 2016, Beijing Moment Everlasting Ad Co., Ltd. and Beijing Yunyang Ad Co., Ltd. obtained the qualification of “HNTE” with a preferential enterprise income tax rate of 15% for the period from 2016 to 2018.

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

The following table sets forth the component of income tax expenses of the Group for the years ended December 31, 2015, 2016 and 2017:

	For the Year Ended December 31,
	2015	2016	2017
	RMB	RMB	RMB
	(Restated)	(Restated)
Current tax expenses	15,371	21,919	15,571
Deferred tax recovery	—	(7,118)	(11,296)

Income tax expenses	15,371	(14,801)	(4,275)

Reconciliation of the differences between PRC statutory income tax rate and the Group’s effective income tax rate for the years ended December 31, 2015, 2016 and 2017 is as follows:

	For the year ended December 31,
	2015	2016	2017
	%	%	%
	(Restated)	(Restated)
PRC statutory tax rate	25.0	25.0	25.0
Effect of overseas tax-exempt entities	(13.7)	(59.4)	(15.5)
Effect of tax holidays	6.3	16.9	(3.1)
Effect of lower tax rate entities	(0.5)	(0.2)	(0.1)
Permanent book-tax differences	(17.1)	1.6	(0.5)
Changes in valuation allowance	(33.1)	(0.7)	(4.3)
Change of tax rate	—	(0.7)	(3.0)
Withholding tax	—	(0.2)	(0.3)
Effective tax rate	(33.1)	(17.7)	(1.8)

GRIDSUM HOLDING INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(In thousands, except for share and per share data)

10.	Taxation (continued)

(c) Deferred tax assets and liabilities

The following table sets forth the significant components of the aggregate deferred tax assets and liabilities:

	As of December 31,
	2015	2016	2017
	RMB	RMB	RMB
	(Restated)	(Restated)
Deferred tax assets
Education expense	150	49	10

Advertising expense	—	—	179

Provision for bad debt	293	3,148	7,186

Accrued expense	216	253	159

Charitable donation	—	—	910

Capitalized R&D in PRC tax return	5,641	6,123	13,160

Intangible assets under PRC Law	794	1,218	1,364

Loss carry-forward	15,207	19,236	28,747

Total deferred tax assets	22,301	30,027	51,715
Less: Valuation allowance	22,301	22,909	33,323

Total deferred tax assets, net	—	7,118	18,392

Deferred tax liabilities	—	—	—

Intangible assets from acquisitions	—	—	249

Total deferred tax liabilities, net	—	—	249

GRIDSUM HOLDING INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(In thousands, except for share and per share data)

10.	Taxation (continued)

As of December 31, 2017, the Group had net operating loss carryforwards of approximately RMB6,712 attributable to the Hong Kong subsidiary and of approximately RMB178,631 attributable to the PRC subsidiaries, VIEs and VIEs’ subsidiaries. The loss carried forward by the Hong Kong subsidiary can be carried forward to net against future taxable income without a time limit, while the loss carried forward by the PRC companies will expire from 2018 to 2027.

A valuation allowance is provided against deferred tax assets when the Group determines that it is more likely than not that the deferred tax assets will not be utilized in the foreseeable future. In making such determination, the Group evaluates a variety of factors including the Group’s operating history, accumulated deficit, existence of taxable temporary differences and reversal periods.

The changes in valuation allowance for the years ended December 31, 2015, 2016 and 2017 are as follows:

	As of December 31,
	2015	2016	2017
	RMB	RMB	RMB
	(Restated)	(Restated)
Balance at beginning of the year	19,249	22,301	22,909
Provision	3,052	608	10,414

Balance at end of the year	22,301	22,909	33,323

11.	Redeemable Convertible Preferred Shares

In September 2010, the Company issued 3,125,000 Series A convertible and redeemable preferred shares for an aggregate proceeds of RMB35,707 (US$5,250).

In July 2011, the Company issued 1,302,084 Series A-1 convertible and redeemable preferred shares for aggregate proceeds of RMB24,251 (US$3,750).

In October 2013, the Company issued 2,962,239 Series B convertible and redeemable preferred shares for aggregate proceeds of RMB107,100 (US$17,500).

In January and March 2015, the Company issued 4,640,843 Series C convertible and redeemable preferred shares for aggregate proceeds of RMB262,561 (US$42,000).

In September 2016, all of the Series A, Series A-1, Series B and Series C preferred shares were automatically converted into 12,030,166 Class B ordinary shares after the closing of IPO.

The Company has classified the Series A, A-1, B and C preferred shares as mezzanine equity in the consolidated balance sheets as they are contingently redeemable at the option of the holders at any time after September 6, 2017 if a qualified initial public offering has not occurred.

The Company has determined that conversion and redemption features embedded in the Preferred Shares are not required to be bifurcated and accounted for as derivatives, as the economic characteristics and risks of the embedded conversion and redemption features are clearly and closely related to that of the preferred shares. The preferred shares are not readily convertible into cash as there is not a market mechanism in place for trading of the Company’s shares.

GRIDSUM HOLDING INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(In thousands, except for share and per share data)

11.	Redeemable Convertible Preferred Shares (continued)

The Group determined that there was no beneficial conversion feature attributable to any of the preferred shares because the initial effective conversion prices of these preferred shares were higher than the fair value of the Company’s ordinary shares at the relevant commitment dates.

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

The rights, preferences and privileges of the preferred shares prior to the IPO were as follows:

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

The following table sets forth the changes of each of the convertible redeemable preferred shares for the years ended December 31, 2015, 2016 and 2017:

	Series A Preferred Shares		Series A-1 Preferred Shares		Series B Preferred Shares		Series C Preferred Shares
	Number of Shares	Amount	Number of Shares	Amount	Number of Shares	Amount	Number of Shares	Amount	Total Amount
		RMB		RMB		RMB		RMB	RMB
As of December 31, 2015	3,125,000	40,181	1,302,084	28,492	2,962,239	126,641	4,640,843	280,704	476,018
Accretion	—	1,033	—	830	—	6,573	—	8,289	16,725
Accumulated other comprehensive income	—	1,226	—	870	—	3,910	—	8,578	14,584
Conversion to Class B ordinary shares	(3,125,000)	(42,440)	(1,302,084)	(30,192)	(2,962,239)	(137,124)	(4,640,843)	(297,571)	(507,327)
As of December 31, 2016	—	—	—	—	—	—	—	—	—
As of December 31, 2017	—	—	—	—	—	—	—	—	—

Conversion Rights

Prior to the IPO, each preferred share was convertible, at the option of the holder, at any time after the date of issuance of such preferred shares, according to a conversion ratio, subject to adjustments for dilution, including but not limited to stock splits, stock dividends and capitalization and certain other events. Each preferred share is convertible into a number of ordinary shares determined by dividing the applicable original issuance price by the conversion price. The conversion price of each preferred share was the same as its original issuance price and no adjustments to conversion price had occurred. At December 31, 2015, each preferred share was convertible into one ordinary Class B share.

Each preferred share was automatically converted into ordinary share, at a conversion ratio of one preferred share to one Class B ordinary share, upon closing of the qualified initial public offering, which occurred on September 23, 2016.

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

Voting rights

Each preferred share shall be entitled to that number of votes corresponding to the number of ordinary shares on an as-converted basis. Preferred shares shall vote separately as a class with respect to certain specified matters. Otherwise, the holders of preferred shares and ordinary shares shall vote together as a single class.

Dividend Rights

Preferred shares holders shall be entitled to receive dividends if declared by the Board of Directors, in an amount equal to 10% of the original issuance price of the respective series of preferred shares per annum, prior and in preference to any dividend on the ordinary shares. The dividends for Series A, Series A-1, Series B Preferred Shares shall be accruing and cumulative and non-compounding. The dividends for Series C Preferred Shares shall be non-cumulative and non-compounding.

The remaining undistributed earnings of the Company after full payment of the above amounts on the preferred shares, shall be distributed on a prorate basis to the holders of ordinary shares and preferred shares on as-if-converted basis.

Liquidation Preferences

Upon any liquidation event, including deemed liquidation, dissolution or winding up of the Company, the assets of the Group shall be distributed in the following order:

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

As of December 31, 2016 and 2017, the Company is authorized to issue a maximum of 200,000,000 ordinary shares, comprised of 20,000,000 Class A ordinary shares with a par value of $0.001 per share and 180,000,000 Class B ordinary shares with a par value of $0.001 per share. Holders of Class A ordinary shares and Class B ordinary shares have the same rights except for voting and conversion rights. The holders of Class A Ordinary Shares shall have ten votes in respect of each Class A Ordinary Share held, the holders of Class B Ordinary Shares shall have one vote in respect of each Class B Ordinary Share held. Each Class A ordinary share is convertible into one Class B ordinary share at any time by the holder thereof. Class B ordinary shares are not convertible into Class A ordinary shares under any circumstances.

On September 23, 2016, the Company completed its IPO in which the Company newly issued 7,705,000 Class B ordinary shares and all of the Company’s Series A, Series A-1, Series B and Series C preferred shares were automatically converted into 12,030,166 Class B ordinary shares.

As of December 31, 2016 and 2017, 4,543,461 Class A Ordinary Shares were issued and outstanding. As of December 31, 2016 and 2017, 25,191,705 and 26,280,367 Class B Ordinary Shares were issued and outstanding, respectively.

13.	Share-based Compensation

In March 2017, the Group amended its employment-related stock option plan, which the Group originally adopted in 2011 and amended in 2014 (“2017 Plan”, subsequently revised to “Stock Option Plan”) under which 2,500,000 Class B ordinary shares are available for issuance. The Stock Option Plan will terminate automatically in 2022, unless terminated earlier.

In March 2017, the Group also amended its Equity incentive plan, which the Group originally adopted in 2016 (“2017 Equity Incentive Plan) under which 2,500,000 ordinary shares are available for issuance in 2017 and the number of shares available for grant and issuance under the 2017 Equity Incentive Plan shall be increased on January 1, of each of the calendar years 2017 through 2026, by the lesser of (a) two and one-half percent (2.5%) of the number of ordinary shares issued and outstanding on each December 31 immediately prior to the date of increase or (b) such number of Shares determined by the Board. The Stock Option Plan will terminate automatically in 2022, unless terminated earlier. The awards under the 2017 Equity incentive plan include share options, restricted shares, share bonus, share appreciation rights, restricted share units and performance awards.

Share-based compensation expenses for the total share-based awards which are based on service conditions are recognized using the straight-line attribution approach. For the years ended December 31, 2015, 2016 and 2017, the Group recognized share-based compensation expenses of RMB8,806, RMB10,630 and RMB22,927 respectively, for the stock options granted.

Share Options

During 2015, the Group granted 331,000 stock options with an average exercise price of $0.42 per share under the Stock Option plan. All of the options were to be vested over four years, one fourth (1/4) vesting and exercisable upon the first anniversary of the date of grant, and the remaining vesting monthly thereafter in 36 equal monthly installments.

During 2017, the Group granted 1,320,000 stock options with an average exercise price of $10.1 per share under the Stock Option plan. All of the options were to be vested over four years, one fourth (1/4) vesting and exercisable upon the first anniversary of the date of grant, and the remaining vesting monthly thereafter in 36 equal monthly installments.

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

Valuation Assumptions: The Group estimated the fair value of stock options using the binominal option-pricing model with assistance from an independent valuation firm. The fair value of each option grant is estimated on the date of grant with the following assumptions:

	For the year ended December 31,
	2015	2016	2017
Exercise price	US$0.42	—	US$10.11
Risk free rate of interest	2.59%-2.95%	—	3.14%
Dividend yield	—	—	—
Life of option (years)	10	—	10
Volatility	46%-49%	—	46%

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

A summary of the Group’s stock option activities for the years ended December 31, 2015, 2016 and 2017 is presented below:

	Number of Options	Weighted Average Exercise Price US$	Weighted Average Remaining Contractual Life In years	Aggregate Intrinsic Value US$
Outstanding as of December 31, 2014	2,192,161	$0.42	7.98	16,471
Granted	331,000	$0.42	—	—
Forfeited/expired	(24,000)	$0.42	—	—

Outstanding as of December 31, 2015	2,499,161	$0.42	7.28	28,540

Granted	—	—	—	—
Forfeited/expired	(62,500)	$0.42	—	—

Outstanding as of December 31, 2016	2,436,661	$0.42	6.24	34,423

Granted	1,320,000	$10.11	—	—
Forfeited/expired	(44,606)	$0.42	—	—
Exercise	(1,088,647)	$0.42	—	—

Outstanding as of December 31, 2017	2,623,408	$5.48	7.15	25,781

Exercisable as of December 31, 2017	1,161,247	$0.42	5.20	11,412

The weighted average grant date fair value of options granted for the year ended December 31, 2015, 2016 and 2017 was $8.81, nil and $4.93, respectively. As of December 31, 2015, 2016 and 2017, there was RMB28,643, RMB 17,467 and RMB38,300 of total unrecognized compensation expense, adjusted for estimated forfeitures, related to non-vested share-based compensation arrangement under the Stock Option Plan, respectively. These expense are expected to be recognized over a weighted average period of 1.35 years, 1.01 years and 2.1 years as of December 31, 2015, 2016 and 2017, respectively. Total unrecognized compensation expense may be adjusted for future changes in estimated forfeitures.

GRIDSUM HOLDING INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(In thousands, except for share and per share data)

13.	Share-based Compensation (continued)

Restricted Stock Units

During 2017, the Group granted 936,999 restricted stock units (“RSU”). RSU are share awards that, upon vesting, will deliver to the holder shares of the Group’s ordinary shares. All of the RSU were to be vested over four years, one fourth (1/4) vesting and exercisable upon the first anniversary of the date of grant, and the remaining vesting monthly thereafter in 36 equal monthly installments. The Group satisfies RSU vesting through the issuance of new shares or settle by cash.

A summary of the Group’s restricted stock activity for the years ended December 31, 2015, 2016 and 2017 is presented below:

	Number of RSU	Weighted Average Grant date fair value US$
Outstanding as of December 31, 2016	—	$—

Awarded	936,999	$9.75
Vested	(300)	$11.24

Outstanding as of December 31, 2017	936,699	$9.75

As of December 31, 2017, there was RMB55,473 of total unrecognized compensation expense, adjusted for estimated forfeitures, related to non-vested RSU. The expense is expected to be recognized over a weighted average period of 3.75 years. Total unrecognized compensation expense may be adjusted for future changes in estimated forfeitures.

14.	Business Combination

On May 31, 2017, the Group’s VIE, Gridsum Holding (Beijing) Co., Ltd., acquired Zhixun from three individual shareholders (“Previous Shareholders”) with a purchase price of RMB2.5 million and RMB7.5 million for continuing employment compensation for the Previous Shareholders for the next three years. The Group funded the acquisition with its own working capital. The Group believes that the acquisition will allow it to better manage opportunities and capitalize on the growth potential in the market for applications related to customer relationship management.

The transaction was accounted for as a business combination using the purchase method of accounting. The purchase price allocation of the transaction was determined by the Group with the assistance of an independent appraisal firm based on the estimated fair value of the assets acquired and liabilities assumed as of the acquisition date. The purchase price allocation to assets acquired and liabilities assumed as of the date of acquisition was as follows:

May 31, 2017
RMB
Cash acquired	643
Prepayment, deposit and other assets	335
Property, equipment and software, net	888
Customer relationship	677
Accrued expense, other payable and other current liabilities	(309)
Deferred tax liability	(271)
Goodwill	537

Total	2,500

GRIDSUM HOLDING INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(In thousands, except for share and per share data)

14.	Business Combination (continued)

The customer relationship represents a long term relationship with a large enterprise customers with an estimated useful life of 10 years. The goodwill is mainly attributable to the excess of the consideration paid over the fair value of the net assets acquired that cannot be recognized separately as identifiable assets under U.S. GAAP, and comprise (a) the assembled work force and (b) the expected but unidentifiable business growth as a result of the synergy resulting from the acquisition.

15.	Net Loss per Share

The following table sets forth the basic and diluted net loss per share computation and provides a reconciliation of the numerator and denominator for the periods presented:

	For the year ended December 31,
	2015	2016	2017
Numerator:	RMB	RMB	RMB
Net loss attributable to Gridsum Holding Inc.	(61,757)	(98,574)	(238,996)
Accretion to convertible redeemable preferred share redemption value—A	(1,286)	(1,033)	—
Accretion to convertible redeemable preferred share redemption value—A-1	(1,029)	(830)	—
Accretion to convertible redeemable preferred share redemption value—B	(7,945)	(6,573)	—
Accretion to convertible redeemable preferred share redemption value—C	(9,447)	(8,289)	—
Cumulative dividend to convertible redeemable preferred shareholders—A	(3,297)	(2,571)	—
Cumulative dividend to convertible redeemable preferred shareholders—A-1	(2,355)	(1,837)	—
Cumulative dividend to convertible redeemable preferred shareholders—B	(10,990)	(8,582)	—

Numerator for basic and diluted net loss per share	(98,106)	(128,289)	(238,996)

Denominator:
Weighted average number of ordinary shares outstanding, basic and diluted	10,000,000	15,054,865	30,243,250
Net loss per share attributable to Gridsum’s ordinary shareholders—Basic and diluted	(9.81)	(8.52)	(7.90)

Basic net loss per share is computed using the weighted average number of the ordinary shares outstanding during the period. Diluted net loss per share is computed using the weighted average number of ordinary shares and dilutive ordinary share equivalents outstanding during the period. For the years ended December 31, 2015, 2016 and 2017, options to purchase ordinary shares that were anti-dilutive and excluded from the calculation of diluted net loss per share was 1,949,197, 2,158,602 and 1,605,961 on a weighted average basis, respectively. For the years ended December 31, 2015, 2016 and 2017, the Series A, Series A-1, Series B and Series C Preferred Shares of 11,609,978, nil and nil, respectively, on a weighted average basis were also antidilutive and excluded from the calculation of diluted net loss per share.

16.	Commitments and Contingencies

(a)	Commitment

The Group leases its offices and facilities under non-cancelable operating lease agreements. Rental expenses were RMB18,237 and RMB28,664 and RMB35,553 for the years ended December 31, 2015, 2016 and 2017, respectively.

GRIDSUM HOLDING INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(In thousands, except for share and per share data)

16.	Commitments and Contingencies (continued)

As of December 31, 2017, future minimum lease under non-cancelable operating lease and other agreements were as follows:

	Rental commitments	Other commitments	Total
	RMB	RMB	RMB
2018	25,792	10,080	35,872
2019	8,242	9,398	17,640
2020	2,748	6,835	9,583
2021 and thereafter	1,380	3,992	5,372

	38,162	30,305	68,467

(b)	Litigation

From time to time, the Group is involved in claims and legal proceedings that arise in the ordinary course of business. Based on currently available information, management does not believe that the ultimate outcome of these unresolved matters, individually and in the aggregate, is reasonably possible to have a material adverse effect on the Group’s financial position, results of operations or cash flows. However, litigation is subject to inherent uncertainties and the Group’s view of these matters may change in the future. Were an unfavorable outcome to occur, there exists the possibility of a material adverse impact on the Group’s financial position, results of operations or cash flows for the period in which the unfavorable outcome occurs and potentially in future periods.

On April 25, 2018 and June 25, 2018, purported securities class action complaints were filed in the United States District Court for the Southern District of New York against the Company, Guosheng Qi and Michael Peng Zhang, among other defendants. These lawsuits, which are captioned Xu v. Gridsum Holding Inc., et al., Case No. 18-CV-3655, and Li v. Gridsum Holding Inc., et al., Case No. 18-CV-5749, alleged, among other things, that “false and/or misleading statements” were made “and/or” the Company failed to disclose its lack of effective controls over financial reporting, in connection with Gridsum’s announcement on April 23, 2018 that its financial statements for the year ended December 31, 2016 should no longer be relied upon. On September 17, 2018, the court appointed a lead plaintiff pursuant to the Private Securities Litigation Reform Act of 1995 and ordered the lawsuits consolidated. A consolidated amended complaint was filed on November 30, 2018 that variously alleges violations of Sections 10(b) and 20(a) of the Securities Exchange Act of 1934, Rule 10b-5 of the Securities Exchange Act of 1934, and Sections 11 and 15 of the Securities Act for a putative class period between September 22, 2016 to April 20, 2018.

On July 2, 2018, a third purported securities class action complaint was filed in the Supreme Court of the State of New York against Gridsum and certain of its current and former directors and executive officers, among other defendants, variously alleging violations of Sections 11, 12(a)(2), and 15 of the Securities Act against them. The lawsuit, captioned, Gordon v. Gridsum Holding Inc., et al., Index No. 18-653342, is brought on behalf of a putative class of shareholders who “purchased or otherwise acquired” ADSs in Gridsum’s initial public offering on September 23, 2016, and are based on substantially the same allegations as the consolidated proceeding described above. The Company believes that the claims against it are without merit and intends to vigorously defend against the litigation.

17.	Restricted Net Assets

Relevant PRC laws and regulations permit payments of dividends by the subsidiaries and the VIEs incorporated in the PRC only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. In addition, each of the Company’s subsidiaries and VIEs is required to annually appropriate 10% of net after-tax income to the statutory general reserve fund (Note 2(z)) prior to payment of any dividends, unless such reserve funds have reached 50% of its respective registered capital. For the years ended December 31, 2015, 2016 and 2017, the statutory reserve amounted to nil and RMB 6,662 and RMB 6,730 respectively. As a result of these and other restrictions under PRC laws and regulations, the subsidiaries, VIEs and VIE subsidiaries are restricted in their ability to transfer a portion of their net assets to the Company either in the form of dividends, loans or advances of the Group’s total consolidated net assets. As of December 31, 2015, 2016 and 2017, the total restricted net assets of the Company’s subsidiaries, VIEs and VIE subsidiaries incorporated in PRC and subjected to restriction amounted to approximately RMB87,321, RMB178,085 and RMB110,880, respectively. Even though the Group currently does not require any such dividends, loans or advances from the PRC entities for working capital and other funding purposes, the Company may in the future require additional cash resources from them due to changes in business conditions, to fund future acquisitions and development, or merely to declare and pay dividends or distributions to its shareholders. Except for the above, there is no other restriction on the use of proceeds generated by the Group’s subsidiaries, VIEs and VIE subsidiaries to satisfy any obligations of the Group.

GRIDSUM HOLDING INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(In thousands, except for share and per share data)

18.	Subsequent Events

On April 30, 2018, the Company received a letter from the Listing Qualifications Department of The Nasdaq Stock Market (“Nasdaq”), dated April 27, 2018 (“Nasdaq Letter”), notifying the Company that it was not in compliance with the requirements for continued listing under Nasdaq Listing Rule 5250(c)(1), because it was unable to timely file its annual report on Form 20-F for the year ended December 31, 2017 (“2017 Annual Report”). Under Nasdaq Listing Rules, the Group had 60 calendar days from the date of the Nasdaq Letter to submit a plan as to how it planned to regain compliance with Nasdaq’s continued listing requirements (“Compliance Plan”). If Nasdaq accepted the Group’s Compliance Plan, Nasdaq could grant the Group an exception of up to 180 calendar days from the due date of the 2017 Annual Report, or until October 29, 2018, to regain compliance. If Nasdaq did not accept the Compliance Plan, the Company would have the opportunity to appeal that decision to a Nasdaq Hearings Panel. The Nasdaq Letter had no immediate impact on the listing of the ADSs representing the Company’s Class B ordinary shares on Nasdaq. On August 29, 2018, the Group reported that it had received a letter from Nasdaq’s Listing Qualifications Department, dated August 21, 2018. The letter notified the Company that the Nasdaq staff had determined to grant the Group additional time to regain compliance with Nasdaq’s listing requirements, provided the Group filed its 2017 Annual Report by October 29, 2018, and provided the Nasdaq staff with an update on the audit committee’s internal investigation on or before September 28, 2018. On October 31, 2018, the Company announced that it received a letter from the Staff of the Listing Qualifications Department of the Nasdaq notifying the Company that since it remained delinquent in filing the 2017 Annual Report, it had not regained compliance with Nasdaq Listing Rule 5250(c)(1) (the “Rule”), which requires timely filing of periodic reports with the Securities and Exchange Commission (“SEC”). As described in the letter, as a result of the continued delinquency, the Company’s ADSs were subject to delisting unless the Company timely requested a hearing before a Nasdaq Hearings Panel (“Panel”). On November 6, 2018, the Company requested a hearing before the Panel to present its plan for regaining compliance with the Rule and requested continued listing pending its return to compliance. On December 13, 2018, the Company attended such hearing with the Panel. On January 4, 2019, the Company received a letter from the Panel granting the Company’s request to remain listed on Nasdaq, subject to the Company being current in its filings with the SEC on or before January 31, 2019 and certain other conditions.

On May 5, 2018, the Group completed the transactions contemplated by the Company’s April 30, 2018 convertible note purchase agreement with FutureX Innovation SPC (the “Investor”), an affiliate of FutureX Capital Limited (“FutureX”). In accordance with the convertible note purchase agreement, the Group received US$40 million and issued a convertible note in the principal value of US$40 million (the “Note”) that is convertible, in whole or in part, into Class B ordinary shares of the Group at a conversion price of US$6.50 per share, subject to customary adjustments. The Note has a term of 18 months and bears interest at 2.80% per annum. The Note includes other customary terms and covenants, including certain events of default after which the Note may be due and payable immediately. Additionally, in the event of a fundamental change, as defined in the Note, the holder of the Note may require the Company to repurchase the Note at a price equal to 100% of the principal amount of the Note, plus accrued and unpaid interest. The Investor agreed not to transfer or sell the Note, the Class B ordinary shares or any other securities of the Group, or enter into any swap, short sale or similar arrangements relating to such securities, for a period of six months after the issuance of the Note. In connection with this transaction, the Group and Investor entered into a registration rights agreement (the “Registration Rights Agreement”), under which the Investor has the right to require the Group, within 15 months following the issuance of the Note, to file a registration statement with the SEC covering the offer and sale of the Class B ordinary shares issued upon conversion of the Note, as well as certain customary piggyback registration rights.

On May 8, 2018, the Company’s Board of Directors (the “Board”) received a preliminary non-binding proposal letter, dated May 8, 2018, from FutureX Capital Limited (the “Proposing Buyer”), proposing to acquire all outstanding shares of the Company that the Proposing Buyer does not already own for US$8.70 in cash per ADS (each representing one Class B ordinary share of the Company) in a going private transaction. On May 11, 2018, the Board of Directors formed a special committee to evaluate the proposed transaction and any other alternative transactions.

In October 2018, the Company’s audit committee concluded its internal investigation. The Group has made significant progress in implementing, and continues to action, a number of remedial steps to bolster substantially its financial controls and contract management processes as recommended by the audit committee.

As of December 31, 2018, the Group’s total cash and cash equivalents were approximately RMB96.4 million (US$14.0 million). For this calculation, the RMB amount is translated into U.S. Dollars at the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on December 28, 2018, which was RMB6.8755 to US$1.00. The Group’s cash and cash equivalents decreased substantially from December 31, 2017 primarily due to its use of cash in operating activities, continued investments in new market opportunities, funding its net loss and increased expenses incurred for professional accounting and legal fees. The Group believes that it can meet its future liquidity and capital requirements for at least next twelve months from the date of this report. However, in the near term, the Group may need to suspend certain customer relationships that consume working capital, reduce operating expenses through restructuring, or increase its working capital through additional sales of equity or debt securities, or other borrowing arrangements. Any such restructuring activities may adversely affect its revenues, and any issuance and sale of additional equity would result in further dilution to the Company’s shareholders. The incurrence of additional indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict the Group’s operations. Failure to increase the Group’s working capital would have a material adverse effect on its business.

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

As of December 31, 2015, 2016 and 2017, there were no material commitments or contingencies, significant provisions for long-term obligations or guarantees of the Company, except for those which have been separately disclosed in the consolidated financial statements, if any.

Inter-company charges, share-based compensation and other miscellaneous expenses for the years ended December 31, 2015, 2016 and 2017, which were previously recognized at the parent company level, had been pushed down to the WFOE/VIE level given the majority of services were provided to the WFOE/VIE entities.

GRIDSUM HOLDING INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(In thousands, except for share and per share data)

Condensed Balance Sheets of Parent Company

	As of December 31,
	2015	2016	2017	2017
	RMB	RMB	RMB	US$
	(Restated)	(Restated)
ASSETS
Current assets:
Cash and cash equivalents	19,616	316,210	27,355	4,204
Amounts due from subsidiaries and VIEs	72,163	299,546	518,976	79,765
Prepayments and other current assets	3,701	3,187	7,085	1,089

Total current assets	95,480	618,943	553,416	85,058

Non-current assets:
Investment in subsidiaries and VIEs	164,983	170,509	—	—

Total non-current assets	164,983	170,509	—	—

Total assets	260,463	789,452	553,416	85,058

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY/(DEFICIT)
Current liabilities:
Accrued expenses and other current liabilities	253	12,534	19,728	3,032

Total current liabilities	253	12,534	19,728	3,032

Total liabilities	253	12,534	19,728	3,032

Commitments and contingencies
Series A convertible preferred shares (US$0.001 par value; 3,125,000 shares authorized, issued and outstanding as of December 31, 2015; aggregate liquidation value of nil as of December 31, 2015, none issued and outstanding as of December 31, 2016 and 2017)	40,181	—	—	—
Series A-1 convertible preferred shares (US$0.001 par value; 1,302,084 shares authorized, issued and outstanding as of December 31, 2015; aggregate liquidation value of nil as of December 31, 2015, none issued and outstanding as of December 31, 2016 and 2017)	28,492	—	—	—
Series B convertible preferred shares (US$0.001 par value; 2,962,239 shares authorized, issued and outstanding as of December 31, 2015; aggregate liquidation value of nil as of December 31, 2015, none issued and outstanding as of December 31, 2016 and 2017)	126,641	—	—	—
Series C convertible preferred shares (US$0.001 par value; 4,640,843 shares authorized, issued and outstanding as of December 31, 2015; aggregate liquidation value of nil as of December 31, 2015, none issued and outstanding as of December 31, 2016 and 2017)	280,704	—	—	—

Total mezzanine equity	476,018	—	—	—

Shareholders’ equity/(deficit):
Ordinary shares—Class A (US$0.001 par value; 20,000,000 shares authorized, 4,543,461 shares issued and outstanding as of December 31, 2016 and 2017, respectively)	31	31	31	5
Ordinary shares—Class B (US$0.001 par value; 180,000,000 shares authorized, 25,191,705 and 26,280,367 shares, issued and outstanding as of December 31, 2016 and 2017, respectively)	37	168	176	27
Additional paid-in capital	—	1,090,991	1,107,201	170,174
Statutory Reserve	—	6,662	6,730	1,034
Accumulated other comprehensive loss	(19,010)	(10,087)	(30,539)	(4,694)
Accumulated deficit	(196,866)	(310,847)	(549,911)	(84,520)

Gridsum’s shareholders’ equity/(deficit)	(215,808)	776,918	533,688	82,026

Total liabilities, mezzanine equity and shareholders’ equity/(deficit)	260,463	789,452	553,416	85,058

GRIDSUM HOLDING INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(In thousands, except for share and per share data)

Condensed Statements of Operations and Comprehensive Loss of Parent Company

	For the year ended December 31,
	2015	2016	2017	2017
	RMB	RMB	RMB	US$
	(Restated)	(Restated)
Revenues	—	—	—	—
Cost of revenues	—	—	—	—

Gross profit	—	—	—	—

Operating expenses:
Sales and marketing expenses	—	—	—	—
Research and development expenses	—	—	—	—
General and administrative expenses	(565)	(802)	(872)	(134)

Total operating expenses	(565)	(802)	—	—

Loss from operations	(565)	(802)	(872)	(134)
Loss from subsidiaries and VIEs	(61,192)	(97,772)	(238,124)	(36,599)

Net loss	(61,757)	(98,574)	(238,996)	(36,733)

Accretions to preferred shares redemption value	(19,707)	(16,725)	—	—
Cumulative dividend to preferred shareholders	(16,642)	(12,990)	—	—

Net loss attributable to Gridsum’s ordinary shareholders	(98,106)	(128,289)	(238,996)	(36,733)

Comprehensive loss	(81,103)	(89,704)	(259,576)	(39,896)

GRIDSUM HOLDING INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(In thousands, except for share and per share data)

Condensed Statements of Cash Flows of Parent Company

	For the Year Ended December 31,
	2015	2016	2017	2017
	RMB (Restated)	RMB (Restated)	RMB	US$
Cash flows from operating activities:
Net cash used in operating activities	(56,436)	(188,097)	2,424	373

Cash Flows from investing activities:
Investment of subsidiaries and VIEs	(185,448)	(103,298)	(291,008)	(44,727)

Net cash used in investing activities	(185,448)	(103,298)	(291,008)	(44,727)

Cash flows from financing activities:
Proceeds from issuance of Series C preferred shares	262,561	—	—	—
Proceeds from issuance of ordinary shares	—	615,032	3,091	475
Payment of financing costs in connection with the issuance of Series C preferred shares	(1,061)	—	—	—
Payment for IPO costs	—	(27,043)	(3,362)	(517)

Net cash provided by financing activities	261,500	587,989	(271)	(42)

Net increase in cash and cash equivalents	19,616	296,594	(288,855)	(44,396)
Cash and cash equivalents at the beginning of the year	—	19,616	316,210	48,600

Cash and cash equivalents at the end of the year	19,616	316,210	27,355	4,204

Supplemental schedule of non-cash financing activities:
Accretions to preferred shares redemption value	19,707	16,725	—	—