Form 20-F/A
period 2017-12-31
Gridsum Holding Inc.
filed 2019-02-11
CIK 1647338

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F/A

(Amendment No. 1)

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

EXPLANATORY NOTE

This Amendment No. 1 on Form 20-F/A (“Amendment No. 1”) to the Annual Report on Form 20-F of Gridsum Holding Inc. (the “Company”) for the fiscal year ended December 31, 2017 (the “2017 Form 20-F”), is being filed solely to:

•

amend disclosure that appears under the heading “Item 3. Key Information—D. Risk Factors.” In particular, we updated a risk factor entitled “We identified material weaknesses in our internal controls as of December 31, 2016 and 2017, and if we fail to establish and maintain effective internal controls, our ability to report our financial results accurately or to prevent fraud may be adversely affected, and investor confidence and the market price of the ADSs may be adversely affected.”

•

amend disclosure that appears under the heading “Item 15. Controls and Procedures.” In particular, we updated disclosure under the paragraphs captioned “Management’s Annual Report on Internal Control over Financial Reporting.”

•	amend disclosure that appears under the heading “Item 16F. Change in Registrant’s Certifying Accountant.”

•	update Exhibits 12.1, 12.2, 12.3, 15.3 and 15.4.

Other than as set forth herein, the Company has not modified or updated any other disclosures and has made no changes to the 2017 Form 20-F. Other than as expressly set forth above, this Amendment No. 1 does not, and does not purport to, amend, update or restate the information in any part of the 2017 Form 20-F or reflect any events that have occurred after the 2017 Form 20-F was filed on January 7, 2019. The filing of this Amendment No. 1, and the inclusion of newly executed certifications, should not be understood to mean that any other statements contained in the original filing are true and complete as of any date subsequent to January 7, 2019. Accordingly, this Amendment No. 1 should be read in conjunction with the 2017 Form 20-F and the documents filed with or furnished to the Securities and Exchange Commission by the Company subsequent to January 7, 2019, including any amendments to such documents.

PART I

ITEM 3. KEY INFORMATION

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

In addition, in the course of performing its services, Marcum Bernstein & Pinchuk LLP discussed with us control deficiencies associated with the following internal controls impacting its ability to complete its audit:

•	Written policies and procedures for contract management.

•	Verification of certain revenue items.

•	Documentation supporting certain transactions.

Following the identification of these material weaknesses and the control deficiencies, we have taken measures to remedy them and to remedy other control deficiencies. The implementation of these remedial measures may not fully address these deficiencies in our internal controls. Our failure to correct these control deficiencies or our failure to discover and address any other control deficiencies could result in inaccuracies in our financial statements and could also impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. As a result, our business, financial condition, results of operations and prospects, as well as the trading price of our ADSs, may be materially adversely affected.

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

Under the draft Foreign Investment Law, VIEs that are controlled via contractual arrangements would be deemed as FIEs if they are ultimately “controlled” by foreign investors, and any of their operations in the industry categories included in the “negative list” without MOFCOM pre-approvalmay be considered illegal. Conversely, for any companies with a VIE structure engaged in a “restricted” business included in the “negative list,” the VIE structure may be deemed legitimate if it is ultimately controlled by PRC nationals. The draft Foreign Investment Law is not specific on what will happen to companies with an existing VIE structure.

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

PART II

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

In addition, in the course of performing its services, Marcum Bernstein & Pinchuk LLP discussed with us control deficiencies associated with the following internal controls impacting its ability to complete its audit:

•	Written policies and procedures for contract management.

•	Verification of certain revenue items.

•	Documentation supporting certain transactions.

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

During each of the years ended December 31, 2015 and 2016, and through June 28, 2018, there were no “reportable events,” as defined below, requiring disclosure by us pursuant to Item 16F(a)(1)(v) of Form 20-F, other than as disclosed in this Item 16F. As previously disclosed in our annual report on Form 20-F for the year ended December 31, 2016, prior to our initial public offering in September 2016, we were a private company with limited accounting personnel and other resources with which to address our internal controls. PwC China did not conduct an audit of our internal controls over financial reporting.

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

In accordance with PRC regulations, MarcumBP was required to cooperate with a qualified PRC local accounting firm to support its audit work in China. For these purposes, in July 2015, MarcumBP entered into a master cooperation agreement with Shandong Haoxin Certified Public Accountants Co., Ltd., or Shandong Haoxin, which has been PCAOB registered since 2010. The process of auditing our financial statements also required the engagement of a specialist technology audit firm to help verify certain of our revenue generating activities. That firm conducted the work to test our information technology systems to support our revenues and certain expenses. However, the firm could not agree to share its work and cooperate with PCAOB due to PRC cybersecurity and data privacy regulations that would have prohibited certain information from being provided to PCAOB. As a result, MarcumBP could not use the firm’s report and underlying work in its audit and was unable to determine whether such specialist technology audit firm completed its work to MarcumBP’s satisfaction. MarcumBP was unable to gather sufficient audit evidence to complete its procedures regarding the financial reporting items potentially impacted by this and other issues disclosed below. Therefore, to complete the audit work, on January 6, 2019 we dismissed MarcumBP and engaged Shandong Haoxin as our independent registered public accounting firm to audit our consolidated financial statements for the years ended December 31, 2015, 2016 and 2017. On January 6, 2019, we also retained MarcumBP to provide transition assistance to Shandong Haoxin in the performance of its audit activities.

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

From June 28, 2018 through January 6, 2019, there were no reportable events requiring disclosure by us pursuant to Item 16F(a)(1)(v) of Form 20-F; however, in addition to the material weaknesses that were identified by PwC China, in the course of performing services, MarcumBP discussed wi~~t~~h us control deficiencies associated with the following internal controls impacting its ability to complete its audit:

•	Written policies and procedures for contract management.

•	Verification of certain revenue items.

•	Documentation supporting certain transactions.

These and other related matters are discussed in Item 15. Controls and Procedures, and Item 3. Key Information – Risk Factors, of this Annual Report on Form 20-F.

MarcumBP did not conduct an audit of our internal controls over financial reporting.

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

PART III

ITEM 19. EXHIBITS

EXHIBIT INDEX

Exhibit Number	Exhibit Title	Incorporated by Reference
		Form	File No.	Exhibit No.	Filing Date

1.1	Fifth Amended and Restated Memorandum and Articles of Association of the registrant	F-1	333-213348	3.3	August 26, 2016

2.1	Specimen Certificate for Class B ordinary shares	F-1	333-213348	4.2	August 26, 2016

2.2	Deposit Agreement among the registrant, the depositary and all holders and beneficial owners of the American Depositary Shares issued thereunder	S-8	333-216798	4.3	March 17, 2017

2.3	Specimen American Depositary Receipt (included in Exhibit 2.2)

2.4	Second Amended and Restated Shareholders’ Agreement dated June 30, 2015 among the registrant and certain other parties	F-1	333-213348	4.4	August 26, 2016

2.5	Registration Rights Agreement dated May 5, 2018 between the registrant and FutureX Innovation SPC	6-K	001-37871	99.3	May 7, 2018

4.1	Gridsum Holding Inc. Stock Option Plan	6-K	001-37871	99.1	March 17, 2017

4.2	Gridsum Holding Inc. Equity Incentive Plan	6-K	001-37871	99.2	March 17, 2017

4.3	Form of Indemnification Agreement between the registrant and members of its board of directors and its executive officers	F-1	333-213348	10.3	August 26, 2016

4.4	Form of Employment Agreement between the registrant and its executive officers	F-1	333-213348	10.4	August 26, 2016

4.5	Exclusive Business Cooperation Agreement dated December 22, 2014 between Dissector (Beijing) Technology Co., Ltd. and Gridsum Holding (Beijing) Co., Ltd.	F-1	333-213348	10.5	August 26, 2016

4.6	Exclusive Option Agreements dated December 22, 2014 among Dissector (Beijing) Technology Co., Ltd., Gridsum Holding (Beijing) Co., Ltd. and the shareholders of Gridsum Holding (Beijing) Co., Ltd.	F-1	333-213348	10.6	August 26, 2016

4.7	Shareholders’ Voting Rights Proxy Agreements dated December 22, 2014 among Dissector (Beijing) Technology Co., Ltd., Gridsum Holding (Beijing) Co., Ltd. and the shareholders of Gridsum Holding (Beijing) Co., Ltd.	F-1	333-213348	10.7	August 26, 2016

4.8	Equity Pledge Agreements dated December 22, 2014 among Dissector (Beijing) Technology Co., Ltd., Gridsum Holding (Beijing) Co., Ltd. and the shareholders of Gridsum Holding (Beijing) Co., Ltd.	F-1	333-213348	10.8	August 26, 2016

4.9	English Translation of the Cooperation Agreement, dated March 16, 2012, by and between Beijing Gridsum Technology Co., Ltd. and the State Information Center of China	F-1	333-213348	10.9	August 26, 2016

4.10	English Translation of the Framework Agreement, dated June 25, 2015, by and among Beijing Gridsum Technology Co., Ltd., Guoxinjunhe (Beijing) Technology Co., Ltd. and Beijing Guoxin Xinchuang Investment Co., Ltd.	F-1	333-213348	10.10	August 26, 2016

4.11	English Translation of the Collaboration Agreement, dated June 25, 2015, by and among Beijing Gridsum Technology Co., Ltd., Guoxinjunhe (Beijing) Technology Co., Ltd. and Beijing Guoxin Xinchuang Investment Co., Ltd.	F-1	333-213348	10.11	August 26, 2016

4.12	US$40 Million Convertible Note issued by the registrant, dated May 5, 2018	6-K	001-37871	99.2	May 7, 2018

4.13**	Convertible Note Purchase Agreement dated April 30, 2018 by and between Gridsum Holding Inc. and FutureX Innovation SPC (on behalf of and for the account of New Technology Fund II SP as one of its segregated portfolios)

8.1**	List of significant subsidiaries and consolidated affiliated entities

12.1*	CEO Certification required by Rule 13a-14(a)

12.2*	Co-CFO Certification required by Rule 13a-14(a)

12.3*	Co-CFO Certification required by Rule 13a-14(a)

13.1***	CEO Certification required by Rule 13a-14(b)

13.2***	Co-CFO Certification required by Rule 13a-14(b)

13.3***	Co-CFO Certification required by Rule 13a-14(b)

15.1**	Consent of Independent Registered Public Accounting Firm

15.2**	Consent of Merits & Tree Law Offices

15.3*	Letter dated February 11, 2019 from PricewaterhouseCoopers Zhong Tian LLP, pertaining to Item 16F

15.4*	Letter dated February 11, 2019 from Marcum Bernstein & Pinchuk LLP, pertaining to Item 16F

101.INS**	XBRL Instance Document.

101.SCH**	XBRL Taxonomy Extension Schema Document.

101.CAL**	XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF**	XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB**	XBRL Taxonomy Extension Label Linkbase Document.

101.PRE**	XBRL Taxonomy Extension Presentation Linkbase Document.

*	Filed herewith
**	Previously filed on January 7, 2019
***	Previously furnished on January 7, 2019

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Gridsum Holding Inc.

By:	/s/ Guosheng Qi
Name:	Guosheng Qi
Title:	Chief Executive Officer and Chairman

Date: February 11, 2019