Form 20-F
period 2018-12-31
Gridsum Holding Inc.
filed 2019-04-24
CIK 1647338

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018

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

South Wing, High Technology Building

No. 229 North 4th Ring Road

Haidian District, Beijing 100083

People’s Republic of China

Telephone: (86-10) 8261-9988

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
American Depositary Shares, each representing one Class B Ordinary Share, par value US$0.001 per share Class B Ordinary Shares, par value US$0.001 per share*	The Nasdaq Stock Market LLC The Nasdaq Stock Market LLC

*	Not for trading, but only in connection with the listing of the American Depositary Shares on The Nasdaq Stock Market.

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

As of December 31, 2018, there were 30,833,390 ordinary shares outstanding, par value $0.001 per share, being the sum of 4,543,461 Class A ordinary shares and 26,289,929 Class B ordinary shares.

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

☐  Yes                ☐  No

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

DEFINED TERMS

Except where the context otherwise requires and for purposes of this annual report only:

•	“ADSs” refers to our American depositary shares, and each ADS represents one Class B ordinary share;

•	“China” and “PRC” refer to the People’s Republic of China, excluding Taiwan, Hong Kong and Macau;

•	“RMB” and “Renminbi” refer to the legal currency of the People’s Republic of China;

•	“shares” and “ordinary shares” refer to our Class A and Class B ordinary shares, US$0.001 par value per share;

•	“US$” and “U.S. Dollar” refer to the legal currency of the United States of America; and

•	“we,” “us,” and “our company” refer to Gridsum Holding Inc., a Cayman Islands company, and its predecessor Cayman Islands entity, subsidiaries and consolidated affiliated entities.

We use RMB as our reporting currency in our financial statements and in this annual report. This annual report contains translations of RMB amounts into U.S. Dollars at specific rates solely for the convenience of the readers. Unless otherwise noted, any RMB amounts are translated into U.S. Dollars at the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on December 31, 2018, which was RMB6.8755 to US$1.00. We make no representation that any RMB or U.S. Dollar amounts could have been, or could be, converted into U.S. Dollars or RMB, as the case may be, at any particular rate, at the rate stated above, or at all. The exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on April 19, 2019 was RMB6.7032 to US$1.00.

FORWARD-LOOKING STATEMENTS

Certain statements contained in this annual report on Form 20-F, including those statements contained under the captions “Item 4. Information on the Company” and “Item 5. Operating and Financial Review and Prospects” that are not statements of historical fact, are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, or Securities Act, Section 21E of the Securities Exchange Act of 1934, as amended, or Exchange Act, and within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements can be generally identified by the use of terms such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “likely to” or other similar expressions. In addition to the statements contained in this annual report, we (or our directors or executive officers authorized to speak on our behalf) from time to time may make forward-looking statements, orally or in writing, regarding us (including our subsidiaries and consolidated affiliated entities) and our business, including in press releases, oral presentations, filings under the Securities Act, the Exchange Act or securities laws of other countries, and filings with The Nasdaq Stock Market, or other stock exchanges. These forward-looking statements include, but are not limited to, statements about:

•	our goals and strategies;

•	our future business development, financial condition and results of operations;

•	expected changes in our revenues, costs or expenditures;

•	the growth of social media, internet and mobile users and internet and mobile advertising in China;

•	competition in our industry;

•	fluctuations in general economic and business conditions in China; and

•	PRC governmental regulations and policies relating to media, software, big data, the internet and online advertising.

You should not rely upon our forward-looking statements as predictors of future events. Such forward-looking statements represent our judgment or expectations regarding the future, and are subject to risks and uncertainties that may cause actual events and our future results to be materially different than is indicated by such statements. See the information under “Item 3. Key Information—D. Risk Factors” and elsewhere in this annual report for a discussion of these risks, assumptions and uncertainties. These risks, assumptions and uncertainties are not necessarily all of the important factors that could cause actual results to differ materially from those expressed in any of our forward-looking statements. We operate in an evolving environment and new risk factors and uncertainties emerge from time to time and it is not possible for us to predict all risk factors and uncertainties. Nor can we assess the impact of all factors on our business, or the extent to which any factor or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. We undertake no obligation, and specifically decline any obligation, to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this annual report might not occur. We qualify all of our forward-looking statements by these cautionary statements.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A.    Selected Financial Data

The following selected consolidated statement of operations data for the years ended December 31, 2016, 2017 and 2018, and selected consolidated balance sheet data as of December 31, 2017 and 2018, have been derived from our audited consolidated financial statements included elsewhere in this annual report. The following selected consolidated statement of operations data for the years ended December 31, 2014 and 2015, and selected consolidated balance sheet data as of December 31, 2014, 2015 and 2016, have been derived from our audited consolidated financial statements not included in this annual report. The selected consolidated financial data should be read together with our consolidated financial statements and the related notes and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report. Our consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States (U.S. GAAP). Our historical results are not necessarily indicative of results for future periods.

	For the Year Ended December 31,
	2014	2015	2016	2017	2018
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands, except for share, per share and per ADS data)
Consolidated Statements of Operations Data:
Revenues:
Enterprise	104,891	208,385	311,106	377,013	387,574	56,370
e-Government and other	21,340	26,904	60,772	102,216	53,117	7,726
Less: Business tax and surcharges	(1,711)	(3,092)	(8,055)	(9,696)	(9,444)	(1,374)

Net revenues	124,520	232,197	363,823	469,533	431,247	62,722
Cost of revenues(1)	(21,143)	(33,392)	(55,707)	(94,640)	(100,867)	(14,670)

Gross profit	103,377	198,805	308,116	374,893	330,380	48,052

Operating expenses:
Sales and marketing expenses(1)	(46,880)	(88,364)	(139,781)	(192,413)	(166,176)	(24,169)
Research and development expenses (1)	(38,137)	(97,553)	(160,387)	(257,921)	(533,586)	(77,607)
General and administrative expenses (1)	(54,931)	(60,820)	(88,108)	(143,743)	(182,289)	(26,513)

Total operating expenses	(139,948)	(246,737)	(388,276)	(594,077)	(882,051)	(128,289)

Loss from operations	(36,571)	(47,932)	(80,160)	(219,184)	(551,671)	(80,237)

Other income/(expense):
Foreign currency exchange gain/(loss)	(766)	1,339	(1,600)	(8,552)	(9,719)	(1,414)
Interest income/(expense), net	180	80	(614)	(5,430)	(9,878)	(1,437)
Other income/(expense), net	373	111	(1,452)	(1,683)	1,005	146
Amortization of debt discount	—	—	—	—	(25,337)	(3,685)
Gain on change in fair value of derivative liabilities	—	—	—	—	57,890	8,420

Loss before income tax	(36,784)	(46,402)	(83,826)	(234,849)	(537,710)	(78,207)
Income tax expense	(476)	(15,371)	(14,801)	(4,275)	15,165	2,206

Net loss	(37,260)	(61,773)	(98,627)	(239,124)	(522,545)	(76,001)
Less: Net loss attributable to non-controlling interests	—	(16)	(53)	(128)	(1,220)	(177)

	For the Year Ended December 31,
	2014	2015	2016	2017	2018
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands, except for share, per share and per ADS data)
Consolidated Statements of Operations Data:
Net loss attributable to Gridsum Holding Inc.	(37,260)	(61,757)	(98,574)	(238,996)	(521,325)	(75,824)
Accretion to preferred shares redemption value	(9,480)	(19,707)	(16,725)	—	—	—
Cumulative dividend to preferred shareholders	(16,327)	(16,642)	(12,990)	—	—	—

Net loss attributable to Gridsum’s ordinary shareholders	(63,067)	(98,106)	(128,289)	(238,996)	(521,325)	(75,824)

Net loss	(37,260)	(61,773)	(98,627)	(239,124)	(522,545)	(76,001)
Foreign currency translation adjustment, net of tax	(2,006)	(19,330)	8,923	(20,452)	(4,957)	(721)

Comprehensive loss	(39,266)	(81,103)	(89,704)	(259,576)	(527,502)	(76,722)

Less: Comprehensive loss attributable to non-controlling interests	—	(16)	(53)	(128)	(1,220)	(177)
Comprehensive loss attributable to Gridsum Holding Inc.	(39,266)	(81,087)	(89,651)	(259,448)	(526,282)	(76,545)

Net loss per ordinary share:
Basic and diluted	(6.31)	(9.81)	(8.52)	(7.90)	(16.91)	(2.46)
Net loss per ADS:(2)
Basic and diluted	(6.31)	(9.81)	(8.52)	(7.90)	(16.91)	(2.46)
Weighted average number of ordinary shares used in per share calculations:
Basic and diluted	10,000,000	10,000,000	15,054,865	30,243,250	30,827,600	30,827,600

Non-GAAP Financial Data: (3)
Non-GAAP net loss attributable to Gridsum’s ordinary shareholders	(59,185)	(89,300)	(117,659)	(216,069)	(482,299)	(70,148)
Non-GAAP net loss per ordinary share attributable to Gridsum’s ordinary shareholders:
Basic and diluted	(5.92)	(8.93)	(7.82)	(7.14)	(15.65)	(2.28)
Non-GAAP net loss per ADS attributable to Gridsum’s ordinary shareholders:
Basic and diluted	(5.92)	(8.93)	(7.82)	(7.14)	(15.65)	(2.28)
EBITDA	(29,927)	(33,382)	(59,319)	(197,945)	(493,131)	(71,723)
Adjusted EBITDA	(26,045)	(24,576)	(48,689)	(175,018)	(454,105)	(66,047)

(1)	Share-based compensation expenses were allocated in cost of revenues and operating expenses as follows:

	For the Year Ended December 31,
	2014	2015	2016	2017	2018
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Cost of revenues	71	335	319	501	801	117
Sales and marketing expenses	370	1,651	2,252	4,739	6,810	990
Research and development expenses	449	3,347	3,955	8,641	16,310	2,372
General and administrative expenses	2,992	3,473	4,104	9,046	15,105	2,197

Total	3,882	8,806	10,630	22,927	39,026	5,676

(2)	Each ADS represents one Class B ordinary share.
(3)	See “—Non-GAAP Financial Measures.”

	As of December 31,
	2014	2015	2016	2017	2018
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	61,830	198,523	520,452	166,690	92,684	13,480
Total assets	227,597	618,246	1,208,500	1,403,097	915,390	133,136
Total liabilities	182,192	357,652	431,251	859,406	860,580	125,164
Total mezzanine equity	176,941	476,018	—	—	—	—
Ordinary shares	68	—	—	—	—	—
Class A ordinary shares	—	31	31	31	31	5
Class B ordinary shares	—	37	168	176	177	26
Additional paid-in capital	2,436	—	1,090,991	1,107,201	1,146,253	166,715
Statutory reserve	—	—	6,662	6,730	12,903	1,877
Accumulated deficit	(134,360)	(196,866)	(310,847)	(549,911)	(1,077,409)	(156,703)
Total Gridsum’s shareholders’ (deficit)/equity	(131,536)	(215,808)	776,918	533,688	46,459	6,757
Non-controlling interests	—	384	331	10,003	8,351	1,215
Total shareholders’ (deficit)/equity	(131,536)	(215,424)	777,249	543,691	54,810	7,972
Number of outstanding ordinary shares	10,000,000	10,000,000	15,054,865	30,243,250	30,827,600	30,827,600

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

The following tables reconcile our non-GAAP net loss attributable to Gridsum’s ordinary shareholders, EBITDA and adjusted EBITDA in 2014, 2015, 2016, 2017 and 2018 to the most directly comparable financial measures calculated in accordance with U.S. GAAP, which are net loss attributable to Gridsum’s ordinary shareholders and net loss, respectively:

	For the Year Ended December 31,
	2014	2015	2016	2017	2018
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands, except for share, per share and per ADS data)
Reconciliation of Net Loss Attributable to Gridsum’s Ordinary Shareholders to Non-GAAP Net Loss Attributable to Gridsum’s Ordinary Shareholders:
Net loss attributable to Gridsum’s ordinary shareholders	(63,067)	(98,106)	(128,289)	(238,996)	(521,325)	(75,824)

Share-based compensation	3,882	8,806	10,630	22,927	39,026	5,676

Non-GAAP net loss attributable to Gridsum’s ordinary shareholders	(59,185)	(89,300)	(117,659)	(216,069)	(482,299)	(70,148)
Weighted average number of ordinary shares used in net loss per share attributable to Gridsum’s ordinary shareholders and non-GAAP net loss per share attributable to Gridsum’s ordinary shareholders calculations: Basic and diluted	10,000,000	10,000,000	15,054,865	30,243,250	30,827,600	30,827,600

Net loss per ordinary share attributable to Gridsum’s ordinary shareholders: Basic and diluted	(6.31)	(9.81)	(8.52)	(7.90)	(16.91)	(2.46)

Net loss per ADS attributable to Gridsum’s ordinary shareholders: Basic and diluted (1)	(6.31)	(9.81)	(8.52)	(7.90)	(16.91)	(2.46)

Non-GAAP net loss per ordinary share attributable to Gridsum’s ordinary shareholders: Basic and diluted	(5.92)	(8.93)	(7.82)	(7.14)	(15.65)	(2.28)

Non-GAAP net loss per ADS attributable to Gridsum’s ordinary shareholders: Basic and diluted	(5.92)	(8.93)	(7.82)	(7.14)	(15.65)	(2.28)

(1)	Each ADS represents one Class B ordinary share.

	For the Year Ended December 31,
	2014	2015	2016	2017	2018
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Reconciliation of Net Loss to EBITDA and Adjusted EBITDA :
Net loss	(37,260)	(61,773)	(98,627)	(239,124)	(522,545)	(76,001)
Interest expense/(income), net	(180)	(80)	614	5,430	9,878	1,437
Income tax expenses	476	15,371	14,801	4,275	(15,165)	(2,206)
Depreciation and amortization expenses	7,037	13,100	23,893	31,474	34,701	5,047

EBITDA	(29,927)	(33,382)	(59,319)	(197,945)	(493,131)	(71,723)

Share-based compensation	3,882	8,806	10,630	22,927	39,026	5,676
Adjusted EBITDA	(26,045)	(24,576)	(48,689)	(175,018)	(454,105)	(66,047)

B.     Capitalization and Indebtedness

Not applicable.

C.     Reasons for the Offer and Use of Proceeds

Not applicable.

D.     Risk Factors

The following risk factors, and other risks that may be described in other reports we submit to or file with the SEC, could affect our actual results and cause those results to differ materially from what is expressed in forward-looking statements we make from time to time. If any of these risks actually occurs, our business, financial condition and results of operations could be materially adversely affected, the trading price of our ADSs could decline, and you could lose all or part of your investment.

Risks Relating to Our Business

We have a history of losses and we may not achieve or sustain profitability.

We have incurred net losses in each year since our inception in 2005, including net losses of RMB98.6 million, RMB239.1 million and RMB522.5 million (US$76.0 million) in 2016, 2017 and 2018, respectively. As of December 31, 2018, we had an accumulated deficit of RMB1.1 billion (US$156.7 million). We expect to continue to expend substantial financial and other resources on, among other things:

•	investments in our research and development team and in the development of new solutions and enhancements of our existing solutions;

•	sales and marketing, including expanding our sales force, increasing our customer base, increasing market awareness of our solutions and enhancing our brand;

•	expanding our operations and infrastructure;

•	hiring additional employees; and

•	hiring general and administrative employees and executives, including administrative, legal, human resources, information technology, finance and accounting employees and executives.

These efforts may prove more expensive than we currently anticipate and may not result in increased revenues or profitability of our business. In 2018 we experienced a decline in the level of our business activity and related revenues. We may not be able to generate sufficient revenues to offset higher costs and achieve or sustain profitability. If we fail to achieve or sustain profitability, our business and operating results, and the price of our ADSs, will be adversely affected.

Our limited operating history makes it difficult to evaluate our current business and future prospects, and increases the risk of your investment.

We launched our first data analytics solution in 2009, and introduced our other solutions to the market more recently. This limited operating history and the dynamic nature of the market in which we operate limit our ability to forecast future operating results and subject us to many uncertainties, including our ability to plan for and anticipate future growth. Our revenue growth in earlier periods did not continue in 2018, and should not be considered indicative of our future performance. We encounter risks and uncertainties frequently experienced by growing companies in rapidly changing industries, such as determining appropriate investments of our limited resources, market reception of our existing and future solutions, competition from other companies, attracting and retaining customers, hiring, integrating, training and retaining skilled personnel, developing new solutions, determining prices for our solutions and unforeseen expenses. If our assumptions regarding these risks and uncertainties, which we use to plan our business, are incorrect or change, or if we do not address these risks successfully, our operating and financial results and our business could be adversely affected.

We identified material weaknesses in our internal controls as of December 31, 2016, 2017 and 2018, and if we fail to address them and to establish and maintain effective internal controls in the future, our ability to report our financial results accurately or to prevent fraud may be adversely affected, along with investor confidence in us and the market price of the ADSs.

A material weakness is a deficiency, or combination of deficiencies, in internal controls, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. In the course of auditing our consolidated financial statements, we and our then independent registered public accounting firm identified two material weaknesses in our internal control over financial reporting as of December 31, 2016, 2017 and 2018. As of December 31, 2018, the material weaknesses related to: (1) our lack of sufficient financial reporting and accounting personnel with appropriate knowledge of U.S. GAAP and the SEC reporting requirements to properly address complex accounting issues and prepare and review our financial statements and related disclosures in accordance with U.S. GAAP and SEC financial reporting requirements; and (2) the lack of written policies and procedures sufficient to timely record revenues and expenses in our financial statements.

Following the identification of these material weaknesses, we have taken measures to remedy them and to remedy other control deficiencies. These measures may not fully address the material weaknesses and other control deficiencies. Any such failure to correct control deficiencies, or any failure to discover and address any other control deficiencies could result in inaccurate financial statements and impair our ability to comply with applicable financial reporting requirements. As a result, our business, and the trading price of our ADSs, may be materially adversely affected.

Persistent serious control deficiencies could cause investors to lose confidence in our reported financial information, limiting our access to capital markets, adversely affecting our operating results and leading to declines in the trading price of the ADSs. Ineffective internal controls could also expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting of the ADSs from the stock exchange on which they trade, or to other regulatory investigations and civil or criminal sanctions. Weaknesses in our internal controls may have contributed for the need, in conjunction with the preparation of our 2017 financial statements, to restate our 2015 and 2016 financial statements.

Our net revenues declined in 2018, and there can be no assurance that we can avoid further decline in the future.

In 2018 we experienced a decline in the level of our business activity and related revenue. Our net revenues decreased from RMB469.5 million in 2017 to RMB431.2 million (US$62.7 million) in 2018, representing a decline of 8%. The decline was due to China’s general economic conditions, some customer attrition, and prolonged contract renewal processes associated with delayed filing of our periodic reports with the SEC, among other factors. Many of these factors are beyond our control, and they may continue to have negative impact on our financial and operating performance in future periods. We cannot assure you that we will be able to avoid further revenue decline in the future, and we cannot assure you what level of customer demand and revenue may be associated with new solutions that we have developed recently. Even if revenue growth resumes, we are unlikely to experience the same rate of growth as we did in earlier periods. Therefore, investors should not rely on our results of operations in any earlier periods as an indication of our future performance

The expansion of our business in recent periods has placed demands on our management and operational and financial infrastructure.

The number of our customers grew rapidly in recent years, from 395 customers in 2016, to 505 customers in 2017 and 539 customers in 2018. The majority of our revenues in recent years were generated by sales to existing customers. That expansion has placed, and any further expansion will place, significant demands on our management and our operational and financial infrastructure. To manage any future expansion effectively, we must improve our operational, financial and management systems and processes by, among other things:

•	attracting, training and integrating new employees, particularly for our sales and research and development teams;

•	improving our operational infrastructure to support our business;

•	developing our internal financial controls and disclosure controls to ensure timely and accurate reporting of our operational and financial results; and

•	complying with applicable laws and regulations.

If we fail to manage our business, or if we fail to implement and maintain effective internal controls, our costs and expenses may increase more than we plan and our abilities to expand our customer base, enhance our existing solutions, develop new solutions, satisfy existing customers, attract new customers, respond to competitive pressures or otherwise execute our business plan may be diminished, and our operating results would be adversely affected.

For example, the filing of our 2017 Form 20-F was delayed in part due to inadequate internal control over financial reporting and changes of auditor. As a result, putative class action lawsuits were filed against us, the market price of our ADSs declined significantly, and our ability to secure new financing was adversely affected. Some customers reduced their level of business with us or did not renew their contracts, and our inability to obtain financing at favorable rates impacted our working capital and required us to cease doing business with some customers, which had an adverse effect on our financial results.

We expect to need additional financing, and if we are not able to secure it on favorable terms, or at all, we may have to delay, reduce or cease operations, and we may not be able to meet existing payment obligations.

We do not know when or if our business will generate sufficient cash to fund our ongoing operations, and we expect to need additional financing from time to time. In the future, we may require additional capital to conduct our business, including the need to develop new solutions or enhance existing solutions, improve our infrastructure or to acquire complementary businesses and technologies. We do not have any specific acquisition plans or targets at this time. We may require additional capital to respond to declines in demand for our products or other unforeseen circumstances. We may be unable to timely secure additional debt or equity financing on favorable terms, or at all. Any debt financing we obtain could involve restrictive covenants relating to financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities, including potential acquisitions. If we raise additional funds through issuances of equity, convertible debt or other securities convertible into equity, our existing shareholders could suffer significant dilution in their percentage ownership of our company, and any new equity securities we issue could have rights, preferences and privileges senior to those of holders of the Class B ordinary shares and ADSs.

As a result of the delayed filing of our periodic reports with the SEC, we will not be eligible to register the offer and sale of our securities using a registration statement on Form F-3 until we have timely filed all periodic reports required under the Securities Exchange Act of 1934 for twelve calendar months immediately prior to filing of the Form F-3. Should we wish to register the offer and sale of our securities to the public, our transaction costs would increase and the amount of time required to complete the transaction could increase, making it more difficult to execute any such transaction successfully and potentially harming our financial condition.

In March 2019, we issued and sold 3,461,902 Class B Ordinary Shares for an aggregate price of approximately US$11.1 million, or a per share price of US$3.20, in a private placement transaction. This private placement caused significant dilution to the interest of existing holders of our Class B ordinary shares and ADSs.

In May 2018, we issued and sold a convertible note in the principal amount of US$40 million, or the FutureX Convertible Note, which is convertible in whole or in part at the holder’s option into our Class B ordinary shares at an initial conversion price of US$6.50, subject to customary adjustments in the case of share splits, share combinations, dividends, spin-offs, recapitalizations and certain other events. The note bears interest at 2.80% per annum. The principal amount of the note and all accrued and unpaid interest will become due on November 5, 2019, or earlier in the event of default or certain fundamental changes of our company. Any future conversion of the note may cause dilution to existing holders of our Class B ordinary shares and ADSs.

The note significantly increased our near-term payment obligations. Our business may not generate cash flow from operations to satisfy such payment obligations when they become due, and we may need to obtain new financing to repay it.

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

Our efforts to further develop our technology through increased research and development activities and investment in our platform may not yield satisfactory results.

The software industry in China is rapidly evolving and highly competitive, requiring us to invest significant financial resources in research and development and our platform to keep pace with technological advances in the industry. We have expended and may continue to expend significant financial resources in research and development activities and investment in our platform and commercialization of new technologies and platforms to effectively compete in the future. Our research and development expenses were RMB160.4 million, RMB257.9 million, and RMB533.6 million (US$77.6 million) in 2016, 2017 and 2018, respectively. Our net losses were RMB98.6 million, RMB239.1 million and RMB522.5million (US$76.0 million) in 2016, 2017 and 2018, respectively. Research and development activities are inherently uncertain and may not generate revenues in a timely manner, or at all, and we may encounter practical difficulties in commercializing our research results and platform and technologies. Competitors’ technologies could prove to be more cost-effective than ours, and our investment in platform and technologies may be rendered obsolete by the technological advances of others.

We have been named as a defendant in shareholder class action lawsuits that could have a material adverse impact on our business, financial condition, results of operation and cash flows, and our reputation.

We have been named as a defendant in shareholder class action lawsuits, which are described in “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings,” and will have to defend against such suits, including any appeals of such suits should our initial defense be unsuccessful. We are currently unable to estimate the possible loss or possible range of loss, if any, associated with the resolution of these suits. If our initial defense of these suits is unsuccessful, there can be no assurance that we will prevail in any appeal.

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

The software industry in China is subject to rapid technological development, evolving industry standards and practices and changing customer needs, requirements and preferences. The success of our business will depend, in part, on our ability to adapt and respond effectively to these changes on a timely basis. If we are unable to develop and sell new solutions that satisfy our customers and provide enhancements and new features for our existing solutions that keep pace with rapid technological change and industry developments, our revenues and operating results could be adversely affected. If new technologies emerge that are able to deliver competitive solutions and applications at lower prices, more efficiently, more conveniently or more securely than our solutions, those technologies could adversely impact our ability to compete and adversely affect our operating results.

To grow our business, we must achieve a high level of customer satisfaction and contract renewals, extend our relationships with existing customers over time and sell our solutions to new customers.

We have no long-term customer contracts, and most of our customer contracts may be renewed on an annual basis. Our top 20 customers accounted for 55%, 44% and 39% of our total revenues during the years ended December 31, 2016, 2017 and 2018, respectively. For our business to succeed we must achieve a high level of customer satisfaction so that our customers will renew their contracts with us and increase their utilization of the solutions they purchase from us. This requires that our solutions perform up to customer expectations and customers achieve the return on investment that they expect. Even if our products perform to specifications, customers may choose not to renew or to cancel early. Our success also depends on our ability to extend our relationships with existing customers, both by growing their utilization of solutions they have purchased and by selling additional products in our solution suites. Finally, our ability to achieve significant revenue growth also depends on our ability to attract new customers.

Our ability to generate customer renewal, customer expansion and new customer sales depends on many factors, including customer satisfaction with the performance of our solutions, the prices of our solutions and competing solutions, mergers and acquisitions affecting our customer base, the effects of global economic conditions and reductions in customer spending levels generally. Our success with customers also depends on our ability to maintain a consistently high level of customer service and technical support to retain existing customers and attract new customers. If we are unable to hire and train sufficient support resources to provide adequate and timely support to our customers, our customers’ satisfaction with our solutions will be adversely affected. To the extent that our customers do not renew their contracts, terminate early or renew on less favorable terms or if our efforts to sell additional solutions to existing customers or new customers are not successful, our revenues may decline and our operating results could be adversely affected. The success of new solutions and enhancements of existing solutions depends on many factors, including timing, quality and market acceptance. Any new solutions that we develop may contain errors or defects or may not achieve the broad market acceptance necessary to generate sufficient revenues. If we are unable to successfully enhance our existing solutions to meet customer requirements, increase adoption and usage of our solutions or develop new solutions, our business and operating results will be adversely affected.

A significant portion of our revenues is generated from enterprise customers based on the volume of their keyword placements with a small number of premium search engines in China, using our marketing automation solutions. The loss of any of these customers or search engines, or the reduction in their activities, could materially adversely affect our business, results of operations and financial condition.

Our marketing automation solutions allow our enterprise customers to automate the bidding for and purchase of keywords on search engines. A small number of premium search engines, such as Baidu, Sogou and Qihoo 360, have historically accounted for a significant portion of the keyword inventory that these customers purchased through our solutions. A majority of the impressions placed by customers using our marketing automation solutions were placed on Baidu websites in 2016, 2017 and 2018. We expect that we will continue for the foreseeable future to depend upon a small number of premium search engines for our customers’ purchases of search keywords. Because we have no long-term commitments from these search engines, they may reduce the inventory they sell to our customers. For example, if Baidu were to change its incentive programs for keyword placements by our marketing automation customers, or to cease doing business with us for any reason, our revenues and our financial results could be materially adversely affected.

Strategic relationships are an important part of our ability to grow our e-Government revenues, and if we do not maintain and strengthen those relationships, our results of operations and financial condition could be adversely affected.

In cooperation with the State Information Center of China, or the SIC, we have established a non-governmental entity and a dedicated company to serve the website and critical business application system needs of PRC local, municipal, provincial and central governmental agencies. A portion of our e-Government revenues were generated through our cooperation with the SIC, which is subject to many uncertainties. For example, the SIC may change its focus and reduce or terminate its support for the e-Government initiative, and PRC public sector agencies may face funding reductions or delays, reducing sales of our solutions. If any of these risks materialize, our e-Government revenues and results of operations could be materially adversely affected.

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

Selling to public sector customers in China involves special risks. These sales often require significant upfront time and expense without any assurance that these efforts will generate any revenues. Governmental agencies may require us to comply with various regulations that are not applicable to sales to commercial enterprises, and may require us to put in place controls and procedures that may be costly to administer. Failure to comply with any such regulations could adversely affect our business, operating results and financial condition, and sales to public sector customers may prove to be unprofitable.

Our quarterly operating results may fluctuate significantly due to a wide range of factors, which makes future results difficult to predict.

Our revenues and operating results could vary significantly from quarter to quarter, due to many factors that are outside of our control, including:

•	changes in the size or composition of our customer base;

•	timing and size of customer renewals and sales of additional solutions to existing customers;

•	timing and size of sales to new customers, including penetration into the judicial and IIoT sectors;

•	timing of our business expenses, such as unexpected business expenses or significant new employee hiring;

•	changes in pricing, and introduction of solutions and enhancements by competitors;

•	changes in customer budgets;

•	seasonal business fluctuations, as reflected in revenues that have generally been highest in the fourth quarter of a calendar year and lowest in the first quarter;

•	our ability to control costs and expenses;

•	the timing of satisfaction of revenue recognition criteria, particularly for large transactions;

•	our ability to provide software solutions on-demand, without network outages or security breaches;

•	fluctuations in our effective tax rate; and

•	general economic and political conditions, domestically and internationally, as well as economic conditions affecting the specific industries in which our customers operate.

Any of these factors could cause our revenues and operating results to fluctuate, so quarter-to-quarter comparisons of our revenues, operating results and cash flows may not necessarily be indicative of our future performance.

We believe that quarter-to-quarter comparisons of our revenues, operating results and cash flows may not be meaningful and should not be relied upon as an indication of future performance. If our revenues or operating results fall below the expectations of investors or securities analysts in a particular quarter, or below any guidance we may provide, the price of the ADSs could decline.

If the market for our cloud-based SaaS offerings develops more slowly than we expect, our operating results would be adversely affected.

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

We may continue to conduct acquisitions and enter into joint ventures, investments or other strategic alliances that may be unsuccessful.

We may continue to invest in or acquire other companies, or enter into joint ventures and other strategic alliances when appropriate opportunities arise. Such acquisitions, joint ventures and strategic alliances may expose us to operational, regulatory and market risks as well as risks associated with additional capital requirements and diversion of management attention. In particular, strategic alliances may expose us to unforeseen risks relating to our business partner’s business that we did not discover prior to our investment, or failure to generate anticipated revenue or other benefits from the acquisition, joint venture or alliance. Any of these risks could have a material adverse effect on our business, financial condition and results of operations.

Our success depends on being able to expand our direct sales force and customer service and technical support team successfully.

Our ability to sell more of our solutions and achieve broad market acceptance of our solutions depends, to a significant extent, on our ability to expand our marketing and sales operations. To date, most of our growth has been attributable to the efforts of our direct sales force, which consists of a limited number of quota-carrying sales personnel and a limited number of customer service consultants. We intend to increase the number of our direct sales personnel and customer service consultants. We believe there is significant competition for personnel with the skills and technical knowledge that we require, and from time to time we have experienced and expect to continue to experience significant turnover within our sales force. To the extent we experience unusual levels of turnover within our sales force or lose particularly valuable contributors, it may limit our ability to grow revenues and may harm our sales force productivity, which could lead to revenue declines. Our ability to achieve significant revenue growth will depend, in large part, on our success in recruiting, training and retaining sufficient numbers of sales personnel and customer service consultants to support our growth. New hires require significant training and may take significant time before they achieve full productivity. Newly hired personnel may not become productive as quickly as we expect, and we may be unable to hire or retain sufficient numbers of qualified individuals in the markets where we do business or plan to do business. In addition, as we continue to grow our sales force and develop new solutions, a large percentage of our sales force will be new to our company and our solutions, which may make it more difficult to train our sales force effectively and may adversely affect our sales. If we are unable to hire and train sufficient numbers of effective sales personnel and customer service consultants or if our sales force is not successful in obtaining new customers or increasing sales to our existing customer base, our business will be adversely affected.

Our accounts receivable have increased, as has our allowance for doubtful accounts, and our business and results of operations may be adversely affected if we fail to collect amounts owed to us.

Our business depends on our ability to collect our accounts receivable from our customers. Failure to collect these accounts receivable in a timely manner may adversely affect our cash flows and results of operations. Our accounts receivable (net of allowance for doubtful accounts) were RMB599.3 million as of December 31, 2017, and declined to RMB398.0 million (US$57.9 million) as of December 31, 2018, representing 42.7% and 43.5% of our total assets, respectively. Our allowance for doubtful accounts increased from RMB45.4 million (US$7.0 million), or 7.1% of total accounts receivable before allowance for doubtful accounts as of December 31, 2017, to RMB62.0 million (US$9.0 million), or 13.5% of total accounts receivable before allowance for doubtful accounts, as of December 31, 2018. Increases in our allowance for doubtful accounts may suggest that our collection of accounts receivable may be less likely than we anticipated, and that our business and results of operations may be adversely affected.

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

We may be deemed a “network operator” and thus subject to the various requirements applicable to network operators under the Cyber Security Law. Furthermore, as a provider of e-Government solutions, we may be deemed an operator of key information infrastructure and subject to stricter security obligations. Compliance with the Cyber Security Law, as well as additional laws and regulations that PRC regulatory agencies may enact from time to time, may result in additional expenses to us, subject us to negative publicity which could harm our reputation with users and negatively affect the trading price of our ADSs. There are also uncertainties with respect to how the Cyber Security Law will be implemented in practice. PRC regulators have been increasingly focused on regulation in the areas of data security and data protection. We expect that these areas will receive greater attention and focus from regulators, as well as attract continued or greater public scrutiny and attention going forward, which could increase our compliance costs and subject us to heightened risks and challenges associated with data security and protection. For example, in response to the heightened data security requirements from our e-Government customers, particularly in the judicial system, we have outsourced some of our software optimization and data security enhancement work to two China-based specialist companies. If we are unable to manage these risks, we could become subject to penalties, including fines, suspension of business and revocation of required licenses, and our reputation and results of operations could be materially adversely affected.

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

Each of IBM, Oracle and Salesforce.com offer “marketing cloud” solutions to customers, and we believe these companies and Adobe are our primary competitors in the market for marketing automation solutions. Still in its infancy, China’s legal technology and IIoT markets are fast growing, highly fragmented and intensely competitive. We face competition from startups and other companies, such as Beijing Thunisoft and Lawyee, in the legal market, and General Electric and Siemens have developed their respective IIoT solutions.

Many of our competitors and potential competitors are larger and have greater name recognition, longer operating histories, more established customer relationships, larger budgets, significantly greater resources and more operating flexibility to bundle competing solutions and services with other software offerings at little or no perceived incremental cost, including offering them at a lower price as part of a larger sale. As a result, our competitors may be able to respond more quickly and effectively than we can to new or changing opportunities, technologies, standards or customer requirements. In addition, some competitors may offer solutions or services that address one or a limited number of functions at lower prices or with greater depth than our solutions. Our current and potential competitors may develop and market new technologies with comparable functionality to our solutions, and this could lead to us having to decrease prices in order to remain competitive.

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

Software errors, defects or disruptions in our solutions could diminish demand for our solutions, adversely affect our financial results and subject us to liability.

Our customers depend on our solutions for important aspects of their businesses, and any errors, defects or disruptions to our solutions or other performance problems may damage our customers’ businesses and could hurt our brand and reputation. We provide regular updates, which may contain undetected errors when first introduced or released. In the past, we have discovered software errors, failures, vulnerabilities and bugs in our solutions after they have been released, and additional errors in our existing solutions may be detected in the future. Real or perceived errors, failures or bugs in our solutions could result in negative publicity, loss of or delay in market acceptance of our solutions, loss of competitive position, delay of payment to us, lower renewal rates or claims by customers for losses sustained by them. In such an event, we may be required, or may choose for customer relations reasons or otherwise, to expend additional resources in order to help correct the problem. As a result, we could lose future sales and our reputation and our brand could be adversely affected. In addition, we currently do not and may not in the future carry insurance sufficient to compensate us for any losses that may result from claims arising from defects or disruptions in our solutions.

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

Risks Relating to Our Corporate Structure

We conduct our businesses in China by means of contractual arrangements through a variable interest entity and its subsidiaries. If the PRC government determines that such arrangements do not comply with applicable laws and regulations, our business could be materially adversely affected.

PRC law restricts foreign ownership of companies that engage in internet, market survey and other related businesses. Foreign ownership of an internet content provider may not exceed 50% and the primary foreign investor of such provider must have a record of good performance and operating experience in managing internet content service.

We are a company registered in the Cayman Islands and Dissector (Beijing) Technology Co., Ltd., our wholly-owned PRC subsidiary that we refer to as the WFOE, is considered a foreign-invested enterprise. We conduct our business in China through Gridsum Holding (Beijing) Co., Ltd., or Gridsum PRC Holding, which is our variable interest entity, or VIE, and its subsidiaries, based on a series of contractual arrangements among the WFOE, Gridsum PRC Holding and the shareholders of Gridsum PRC Holding. The shareholders of Gridsum PRC Holding are our founders, Guosheng Qi and Guofa Yu, and a company owned by Guosheng Qi and other key employees. As a result, we control Gridsum PRC Holding and its subsidiaries, and we consolidate their operating results in our financial statements under U.S. GAAP. The subsidiaries of Gridsum PRC Holding hold licenses and key assets that are essential for our business operations

There are substantial uncertainties regarding the interpretation and application of PRC laws and regulations. If the contractual arrangements among the WFOE, Gridsum PRC Holding and the shareholders of Gridsum PRC Holding are determined to be illegal or invalid, the relevant governmental authorities would have broad discretion in dealing with such violation, including revoking our business and operating licenses, requiring us to discontinue or restrict operations, restricting our rights to collect revenues, confiscating our income, requiring us to restructure our ownership structure or operations, imposing additional conditions or requirements with which we may not be able to comply or levying fines. These actions could cause significant disruption to our business operations and may materially adversely affect our business, financial condition and operating results.

We rely on contractual arrangements with Gridsum PRC Holding and its shareholders for our operations in China, which may not be as effective in providing operational control as direct ownership.

We rely on contractual arrangements with Gridsum PRC Holding, in which we have no ownership interest, and the shareholders of Gridsum PRC Holding to conduct our business. These contractual arrangements are intended to provide us with effective control over Gridsum PRC Holding and its subsidiaries and allow us to obtain economic benefits from them, but may not be as effective as direct ownership. If Gridsum PRC Holding or its shareholders fail to perform their respective obligations under the contractual arrangements, we may incur substantial costs and expend substantial resources to enforce our rights.

These contractual arrangements are governed by and interpreted in accordance with PRC law, and disputes will be resolved through arbitration in China. There are very few precedents and little official guidance as to how contractual arrangements in the context of a variable interest entity should be interpreted or enforced under PRC law. There remain significant uncertainties regarding the ultimate outcome of arbitration should legal action become necessary. The relevant PRC arbitration panel may conclude that our contractual arrangements violate PRC law or are otherwise unenforceable. In addition, arbitration awards are final and can only be enforced in PRC courts through arbitration award recognition proceedings, which could cause additional expenses and delays. In the event that we are unable to enforce these contractual arrangements or we experience significant delays or other obstacles in the process of enforcing these contractual arrangements, we may not be able to exert effective control over Gridsum PRC Holding, and may lose control over the assets owned by it and its subsidiaries. As a result, we may be unable to consolidate Gridsum PRC Holding and its subsidiaries in our consolidated financial statements, our ability to conduct our business may be adversely affected, and our business operations could be severely disrupted.

Some of our executive officers and directors are substantial shareholders of the Company, and they may encounter conflicts of interest in such roles.

Substantial shareholders of the Company include some of our executive officers and members of our board of directors, who may encounter conflicts of interest between that beneficial ownership and their roles as executive officers and members of our board of directors. We rely on these individuals to abide by the laws of the Cayman Islands, which provide that directors and officers owe a fiduciary duty to our company to act in good faith and in the best interest of our company and not to use their positions for personal gain. Processes designed to avert or protect against such conflicts may be cumbersome, time-consuming and disruptive to our operations.

Contractual arrangements with our consolidated affiliated entities may cause adverse tax consequences for us.

Under applicable PRC tax laws and regulations, arrangements and transactions among related parties may be subject to audit or scrutiny by the PRC tax authorities. We could face adverse tax consequences if the PRC tax authorities determine that the contractual arrangements among the WFOE, Gridsum PRC Holding and the shareholders of Gridsum PRC Holding are not on an arm’s length basis and therefore constitute favorable transfer pricing. Such a finding could require Gridsum PRC Holding to adjust its taxable income upward without necessarily reducing the tax expenses of the WFOE, and subject it to fees and penalties for under-payment of taxes. As a result, our consolidated operating results could be adversely affected.

We may lose the ability to use assets held by Gridsum PRC Holding or its subsidiaries that are important to the operation of our business if any of them goes bankrupt or becomes subject to a dissolution or liquidation proceeding.

Gridsum PRC Holding and its subsidiaries hold assets and perform functions that are important to the operation of our business. In particular, Gridsum PRC Holding and its subsidiaries hold almost all patents for our proprietary technology, domain names, trademarks, copyrights and other intellectual property rights. If Gridsum PRC Holding or any of its subsidiaries enters into bankruptcy or undergoes a voluntary or involuntary liquidation proceeding, all or part of its assets will become subject to liens or rights of third-party creditors. As a result, we may be unable to continue some or all of our business operations, which could materially adversely affect our business, financial condition and operating results.

Substantial uncertainty exists with respect to the interpretation and implementation of the PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.

On March 15, 2019, the National People’s Congress approved the Foreign Investment Law of the People’s Republic of China, or the Foreign Investment Law, which will come into effect on January 1, 2020, and replace the trio of existing laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-Owned Enterprise Law, together with their implementation rules and ancillary regulations.

The Foreign Investment Law seeks to rationalize the PRC’s regulation of foreign investment in line with international practice. However, since it is relatively new, uncertainties exist in relation to its interpretation and implementation. For instance, under the Foreign Investment Law, “foreign investment” refers to the investment activities directly or indirectly conducted by foreign individuals, enterprises or other entities in China. Like many PRC-based companies, we have adopted the VIE structure to obtain necessary licenses and permits in the industries that are currently subject to foreign investment restrictions in China. Though the Foreign Investment Law does not explicitly classify contractual arrangements as a form of foreign investment, there is no assurance that foreign investment via contractual arrangement would not be interpreted as a type of indirect foreign investment activities under the definition in the future. In addition, the definition contains a catch-all provision that includes investments made by foreign investors through means stipulated in laws or administrative regulations or other methods prescribed by the State Council. Therefore, it still leaves leeway for future laws, administrative regulations or provisions promulgated by the State Council to provide for contractual arrangements as a form of foreign investment. In any of these cases, it will be uncertain whether our contractual arrangements with our consolidated affiliated entities will be deemed to be in violation of the market access requirements for foreign investment under the PRC laws and regulations. Furthermore, if future laws, administrative regulations or provisions prescribed by the State Council mandate further actions to be taken by companies with respect to existing contractual arrangements, we may face substantial uncertainties as to whether we can complete such actions in a timely manner, or at all.

The Foreign Investment Law also specifies that foreign investments shall be conducted in line with the “negative list” to be issued or approved by the State Council, which restricts or prohibits a foreign-invested enterprise’s (such as the WFOE) operations of business in industries to be specified from time to time. It is uncertain whether the business our consolidated affiliated entities operate, such as the Gridsum Big Data Platform and value-added telecommunication services, will be subject to the foreign investment restrictions or prohibitions under the “negative list.”

There is no guarantee that our contractual arrangements with our consolidated affiliated entities, or the business they operate, will be in compliance with the Foreign Investment Law or any future laws, administrative regulations or provisions prescribed by the State Council. If we fail to comply with any such laws, regulations or provisions, our corporate structure and business operations may be materially and adversely affected.

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

The PRC Enterprise Income Tax Law, or the EIT Law, as most recently amended on December 29, 2018, provides that an enterprise established outside China whose “de facto management body” is located in China is considered a “PRC resident enterprise” and will generally be subject to the uniform 25% PRC enterprise income tax on its global income. Under the implementation rules of the EIT Law, “de facto management body” is defined as the organizational body which effectively manages and controls the production and business operation, personnel, accounting, properties and other aspects of operations of an enterprise.

On April 22, 2009, the State Administration of Taxation, or the SAT, issued the Notice Regarding the Determination of Chinese-Controlled Overseas Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies, or Circular 82, which further interprets the application of the EIT Law and its implementation on non-PRC enterprise or group controlled by a PRC enterprise or a PRC enterprise group. According to Circular 82, an overseas incorporated enterprise controlled by PRC enterprises or PRC enterprise groups is considered a PRC resident enterprise if all of the following conditions are met: (i) the senior management and core management departments in charge of daily operations are located mainly in the PRC; (ii) financial and human resources decisions are subject to determination or approval by persons or bodies in the PRC; (iii) major assets, accounting books, company seals and minutes and files of board and shareholders’ meetings are located or kept in the PRC; and (iv) at least half of the enterprise’s directors or senior management with voting rights habitually reside in the PRC. Although these standards only apply to offshore enterprises that are controlled by PRC enterprises or PRC enterprise groups, such standards may reflect the general view of the SAT in determining the tax residence of overseas incorporated enterprises.

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

Since 2016, PRC governmental authorities began imposing more stringent restrictions on outbound capital flows, including through regulations that tightened the authentication and compliance verification of cross-border transactions and cross-border capital flow, such as by requiring banks to verify board resolutions, tax filing forms and audited financial statements before wiring foreign invested company’s foreign exchange dividend distribution of over US$50,000. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations on Foreign Exchange.” Any restrictions on outbound capital flows may limit our ability to utilize revenue generated in the PRC to pay dividends in foreign currencies to our shareholders, including holders of our ADSs, or to fund our business activities or service any debt we may incur outside of the PRC.

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

The value of the RMB against the U.S. Dollar and other currencies is affected by changes in China’s political and economic conditions and China’s foreign exchange policies. In 2017, the value of the RMB appreciated against the U.S. Dollar by approximately 6.7%. From the end of 2017 through the end of 2018, the value of the RMB depreciated by approximately 5.4% against the U.S. Dollar. There is no guarantee that the value of the RMB against the U.S. Dollar will not fluctuate significantly in the future.

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

Risks Relating to Our Ordinary Shares and ADSs

Uncertainty concerning the status of a previously-announced proposed going private transaction may adversely affect our business and the market price of the ADSs.

In May 2018, our board of directors received a preliminary non-binding proposal letter, from FutureX Capital Limited, or FutureX, to acquire all of our outstanding ordinary shares not already owned by it in a going private transaction. Our board of directors formed a special committee consisting of independent directors to evaluate the proposal and any other alternative transactions.

In order for the proposed going private transaction to be consummated, we must first enter into a definitive merger agreement that is approved by our board of directors and later by our shareholders. If the going private transaction is consummated, it would cause us to be delisted from The Nasdaq Stock Market and become a private company, in which event our shareholders and holders of the ADSs, other than those in the approved buyer group, would not be able to participate in our future growth, if any. If the proposed going private transaction is withdrawn, is not approved by either our board of directors or our shareholders, or is for any other reason not consummated, it could adversely affect the market price of our ADSs. There can be no assurance that the proposed going private transaction will continue to be pursued, approved or consummated.

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

If securities or industry analysts do not publish research or reports about our business, or if they publish inaccurate or unfavorable research about us, the market price and trading volume of our ADSs could decline.

The trading market for our ADSs depends in part on the research and reports that securities analysts publish about our business. If analysts do not establish and maintain adequate research coverage, or if analysts downgrade our ADSs or publish inaccurate or unfavorable research about our business, the market price for our ADSs would likely decline. In 2018, a number of securities analysts terminated or suspended coverage of our company, causing us to lose visibility among investors in the financial markets.

Substantial future sales of our ADSs in the public market, or the perception that these sales could occur, could cause the price of our ADSs to decline.

As of March 31, 2019, we had 4,543,461 Class A ordinary shares and 29,759,249 Class B ordinary shares outstanding, including 17,953,700 ADSs that were freely transferable. The remaining 16,349,010 ordinary shares outstanding are available for re-sale subject to applicable restrictions under Rule 144 under the Securities Act.

Substantial future issuances and sales of our ordinary shares by us or re-sales of our ordinary shares and ADSs, or the perception that these sales could occur, could cause the market price of our ADSs to decline. Certain holders of our Class B ordinary shares, including the investors in our March 2019 private placement, have the right to require us to register under the Securities Act the re-sale of their shares. Additionally, in connection with our offer and sale of the FutureX Convertible Note, we agreed to register under the Securities Act the offer and sale of the Class B ordinary shares issuable upon conversion of the FutureX Convertible Note no later than August 2019, and granted customary piggyback registration rights. As of March 31, 2019, 6,153,846 Class B ordinary shares were issuable upon conversion of the FutureX Convertible Note. Registration of any of these ordinary shares under the Securities Act would result in ADSs representing these shares being freely tradable, which could cause the price of our ADSs to decline.

Our dual-class ordinary shares structure limits the ability of holders of our Class B ordinary shares and ADSs to influence corporate matters and could discourage others from pursuing change of control transactions that such holders may view as beneficial.

Our ordinary shares are divided into Class A and Class B ordinary shares. Holders of Class A ordinary shares are entitled to ten votes per share, and holders of Class B ordinary shares are entitled to one vote per share. Generation Gospel Limited, which is owned and controlled by our chief executive officer, held all 4,543,461 Class A ordinary shares issued and outstanding as of March 31, 2019.

Due to these disparate voting powers, our chief executive officer beneficially held an aggregate of 66.5% of the voting power of our outstanding ordinary shares as of March 31, 2019, and effectively controls or has considerable influence over matters requiring shareholder approval, including election of directors and significant corporate transactions, such as a merger or sale of our company or our assets. This concentrated control limits the ability of holds of our Class B ordinary shares and ADSs to influence corporate matters and could discourage other parties from pursuing any potential merger, takeover or other change of control transactions that such holders may view as beneficial.

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

Depending upon the value of our assets, which is generally determined based on the market value of the ADSs, and the nature of our assets and income over time, we could be classified as a PFIC for U.S. federal income tax purposes. Based on our current income and assets and the value of the ADSs, we do not believe we were a PFIC for the 2018 taxable year or for prior years, and we do not expect to be classified as a PFIC for the current taxable year or in the foreseeable future. While we do not anticipate becoming a PFIC for the current taxable year, fluctuations in the market price of our ADSs or changes in the composition of our income or assets may cause us to become a PFIC for the current or any subsequent taxable year.

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

As a foreign private issuer, we are exempt from some disclosures that apply to U.S. domestic public companies.

Because we are a foreign private issuer, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

•	the rules requiring filing quarterly reports on Form 10-Q and current reports on Form 8-K with the SEC;

•	provisions regulating the solicitation of proxies, consents or authorizations;

•	provisions requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

•	selective disclosure rules under Regulation FD governing issuer disclosure of material nonpublic information.

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

PRC regulatory agencies have promulgated Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, which became effective in September 2006 and was amended on June 22, 2009. The M&A Rules purport to require offshore special purpose vehicles, or SPVs, that are formed for overseas listing purposes through acquisition of PRC domestic companies and controlled by PRC companies or individuals, to obtain regulatory approval prior to publicly listing their securities on an overseas stock exchange. While the application of the M&A Rules remains unclear, we believe that no prior approval was required for our initial public offering. However, uncertainties exist as to how the M&A Rules will be interpreted and implemented. If PRC regulatory agencies determine that we needed to obtain regulatory approval for our initial public offering, we may face sanctions by the regulatory agencies, including fines and penalties or limits on our operations in the PRC, delays or restrictions on the repatriation of the proceeds from our initial public offering into the PRC or other actions that could have a material adverse effect on our business, financial condition, results of operations, reputation and prospects, any of which would harm the trading price of the ADSs.

We are an “emerging growth company” and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our ADSs less attractive to investors.

We are an “emerging growth company,” as defined in the federal securities laws, and we may take advantage of exemptions from various reporting requirements that are applicable to other public companies, including not being required to provide auditor attestation of our internal control over financial reporting, reduced disclosure obligations regarding executive compensation, and exemption from the requirement to hold a nonbinding shareholder advisory vote on executive compensation. If some investors find our ADSs less attractive as a result, there may be a less active trading market for our ADSs and our stock price may be more volatile.

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

Our Internet address is www.gridsum.com. The information on our website is not a part of this document. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at the website of http://www.sec.gov.

We commenced operations in December 2005 with the establishment of Beijing Gridsum Technology Co., Ltd., or Beijing Gridsum, in China. We have established or acquired some additional operating companies: Beijing Moment Everlasting Ad Co., Ltd., in January 2011, and its wholly-owned subsidiary, Beijing Yunyang Ad Co., Ltd., in March 2013, and Guoxinjunhe (Beijing) Technology Co., Ltd., in April 2012, Beijing Guoxinwangyan Technology Co., Ltd., in August 2015, Beijing Gridsum Yizhun Technology Co., Ltd., in February 2016, Beijing Zhixunyilong Software Co., Ltd., which was acquired by Beijing Gridsum in May 2017, Beijing Gridsum Wang’an Technology Co., Ltd., in June 2017, and Beijing Hainatianchuang Technology Development Co., Ltd., which is controlled by Beijing Gridsum, in August 2017. We refer to these operating companies as Beijing Moment, Beijing Yunyang, Guoxinjunhe, Beijing Guoxinwangyan, Beijing Yizhun, Beijing Zhixunyilong, Beijing Gridsum Wang’an, and Beijing Hainatianchuang, respectively.

From July to December 2014, we undertook a reorganization of our group of companies in preparation for our proposed initial public offering in the United States. We incorporated Gridsum Holding Inc., or Gridsum Cayman, under the laws of the Cayman Islands on July 21, 2014, as the parent holding company of our group of related companies. Gridsum Cayman established a wholly-owned subsidiary in Hong Kong, Gridsum Holding (China) Limited, or Gridsum HK, which in turn established a wholly-owned subsidiary in the PRC, Dissector (Beijing) Technology Co., Ltd., or the WFOE. Also as part of this reorganization, we established Gridsum PRC Holding in China, which acquired full ownership of Beijing Gridsum, Beijing Moment and Guoxinjunhe. The shareholders of Gridsum PRC Holding are Guosheng Qi, Guofa Yu, and Gridsum (Beijing) Management Consulting Co., Ltd., a company incorporated in the PRC and owned by Guosheng Qi and other key employees.

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

Prior to the reorganization in 2014, our group of companies was controlled by a predecessor Cayman Islands entity, whose wholly-owned subsidiary in the PRC controlled our operating companies in China pursuant to a set of contractual arrangements, which contained substantially the same terms as, and were replaced by, the contractual arrangements entered into among the WFOE, Gridsum PRC Holding and the shareholders of Gridsum PRC Holding in 2014.

In June 2015, we entered into a framework agreement and a collaboration agreement with an entity that is wholly-owned by the State Information Center of China, or the SIC Entity. Under these agreements, we and the SIC Entity established a joint venture company, Beijing Guoxinwangyan, to oversee the business operations, sales and marketing and financial management of the Research Center. Beijing Gridsum and Guoxinjunhe each owns 40% of the equity interest in Beijing Guoxinwangyan. The remaining 20% equity interest in Beijing Guoxinwangyan, which was initially owned by the SIC Entity, has been transferred to Beijing Gridsum Wang’an.

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

On February 28, 2019, we entered into a share subscription agreement with certain equity investment firms. Pursuant to the share subscription agreement, we agreed to issue and sell an aggregate of 3,461,902 newly issued Class B ordinary shares to certain equity investment firms in a private placement transaction for an aggregate price of approximately US$11.1 million, or a per share price of US$3.20. The transaction was closed on March 4, 2019. In connection with the transaction, we also entered into a registration rights agreement with the investors.

In May 2018, our board of directors received a preliminary non-binding proposal letter, from FutureX, to acquire all of our outstanding ordinary shares not already owned by it in a going private transaction. Our board of directors formed a special committee consisting of independent directors to evaluate the proposal and any other alternative transactions. If completed, the going private transaction will result in us becoming a privately-held company and the ADSs will no longer be listed on The Nasdaq Stock Market. There can be no assurance that the proposal will be pursued further, approved or consummated.

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

Our leading position is based on our solutions and our core technologies. Our software products are designed for a variety of commercial and governmental applications. To help our enterprise customers reach China’s large and growing online and mobile population, our initial products have focused on digital marketing analytics and automation solutions. We were among the first companies to offer web analytics solutions based on data warehouse technology, and we were among the first digital intelligence companies in China to build solutions entirely on a distributed data warehouse architecture using the open-source Hadoop framework. By leveraging the analytic capabilities of our Big Data Platform and the Gridsum Prophet, we have developed additional software solutions, including new media analytics and information discovery solutions, to address a broad range of customer needs. In 2018, our customers included Fortune 500 and China 500 enterprises, comprising 539 customers across diverse industries, including 10 Chinese government agencies.

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

Faxin Wei Su, a litigation service on WeChat’s micro application platform and powered by Gridsum’s Chinese legal information platform and knowledge base Faxin, delivers China’s first integrated online litigation and remote trial handling service and offers the following capabilities:

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

Industrial Internet of Things (IIoT) Solutions

In August 2017, Gridsum began to assemble a team of industrial experts and experienced data scientists and engineers to develop our Industrial AI and IIoT platform and applications on top of the Gridsum Big Data Platform and Gridsum Prophet and in 2018, Gridsum increased investment in research and development relating to Industrial Internet of Things (IIoT) solutions. These effort brings Gridsum’s AI and data science capabilities to the industrial verticals and helps our industrial clients optimize processes, reduce cost, and improve quality throughout the product design, manufacturing, and operations cycle. Some of the initial applications include:

•	Smart fuel/power consumption prediction for new energy automobiles;

•	Airport aviation fuel supply optimization;

•	Oil drilling equipment failure prediction and preventive maintenance;

•	Energy saving and preservation; and

•	Automatic product defect detection.

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

Intellectual Property

We rely on a combination of trademark, fair trade practice, copyright and trade secret protection laws and patent protection in China and other jurisdictions, as well as contractual restrictions, to protect our intellectual property. We control access to our proprietary technology and algorithms by entering into confidentiality and invention assignment agreements with our employees and contractors and confidentiality agreements with third parties. As of February 28, 2019, we had 534 issued patents in China, which will expire between 2024 and 2035, 2,136 patent applications pending in China and 47 patent applications pending in various other countries and jurisdictions.

In order to assess the effectiveness of Gridsum’s innovative research and development activities, in March 2019 we engaged an independent third-party asset appraisal firm to evaluate a portion of our intellectual property assets as of February 28, 2019. The appraisal firm examined 64 of our software copyrights and 1,250 of our issued patents and patent applications, and concluded that these assets had a total value of RMB2.5 billion (US$364.8 million) under PRC asset appraisal principles. We believe these results demonstrate the success of our research and development activities and our technology leadership, and the long-term value of our investments in research and development.

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

Regulation

Our business operations are primarily in the PRC and are primarily subject to PRC laws and regulations. The following is a summary of the most significant PRC laws and regulations affecting our business or our shareholders’ rights to receive dividends and other distributions from us.

Regulations on Internet Information Service

There are several principal regulations on internet information service business with respect to foreign investment restriction and qualification requirement, including (i) the Telecommunications Regulations of the People’s Republic of China, promulgated by the State Council on September 25, 2000, as most recently amended on February 6, 2016, (ii) the Administrative Measures on Internet Information Services, promulgated by the State Council on September 25, 2000, as most recently amended on January 8, 2011, or the Internet Measures, (iii) the Administrative Rules for Foreign Investment in Telecommunications Enterprises issued by the State Council effective on January 1, 2002, as most recently amended on February 6, 2016, (iv) Special Administrative Measures (Negative List) for Foreign Investment Access (Edition 2018), promulgated by the MOFCOM and the National Development and Reform Commission effective on June 28, 2018, or the Special Administrative Measures, and (v) the Foreign Investment Law, which was approved by the National People’s Congress on March 15, 2019 and will come into effect on January 1, 2020.

The Telecommunications Regulations of the People’s Republic of China, the Administrative Rules for Foreign Investment in Telecommunications Enterprises, the Special Administrative Measures and the Foreign Investment Law prescribe line between different types of telecommunications business activities, including basic telecommunications services and value-added telecommunications services, and internet information service is categorized as value-added telecommunications service which shall be subject to the special administrative measures. Under these regulations, the proportion of foreign investment in companies conducting value-added telecommunications services (excluding e-commerce) shall not exceed 50%, and the foreign investor must have experience in providing value-added telecommunications services overseas and maintain a good track record. Due to these restrictions on foreign investment, we operate our internet information service business through Gridsum PRC Holding, our VIE, and its subsidiaries through contractual arrangements.

The Internet Measures divide internet information services into two categories: services of an operative nature and services of a non-operative nature. Our business conducted through our website (under domain name www.gridsumdissector.com ) involves operative internet information services, which requires us to obtain an ICP license. Our affiliated PRC entity and a subsidiary of our VIE, Beijing Gridsum, obtained an ICP license issued by Beijing Communications Administration, a local branch of the Ministry of Industry and Information Technology, or the MIIT, in July 2015.

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

The Measures on the Administration of Foreign-related Surveys define foreign-related market surveys as those including (i) market and social surveys conducted under the entrustment or with the financial aid of, or in cooperation with, any overseas organization, individual or any overseas organization’s agency in the PRC, (ii) market surveys conducted by any overseas organization’s agency in the PRC in accordance with applicable laws and (iii) market and social surveys wherein survey materials and results are to be provided to any overseas organization, individual or overseas organization’s agency in the PRC. Such surveys must be conducted through a survey institution possessing a foreign-related survey permit in accordance with applicable laws. We conduct foreign-related market surveys primarily through Beijing Moment, a subsidiary of our VIE, and obtained a foreign-related survey permit in November 2015, which expired in November 2018. Beijing Moment has applied for the renewal of its foreign-related survey permit and expects to obtain the renewed permit in May 2019.

Regulations on Advertising Business

The Advertising Law of the People’s Republic of China, promulgated by the Standing Committee of the National People’s Congress on October 27, 1994, as most recently amended on October 26, 2018, and the Interim Measures on the Administration of Internet Advertising, promulgated by the State Administration for Industry and Commerce (currently known as the State Administration for Market Regulation) on July 4, 2016, are the principal law and regulation regulating our advertising business. These laws require the media platform operators to (i) verify the identity documents, name, address, contact details and other related information of a counterparty when entering an advertising contract, establish information files and update such files on a regular basis, and (ii) delete, block, broken links of any advertisement or take other similar technical measures and management measures to prevent such advertisement from spreading if they know or should know such advertisement is illegal. Our advertising business is required to comply with these rules and requirements.

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

Computer Software Copyright

On March 1, 2013, the Regulations for the Protection of Computer Software promulgated by the State Council came into effect. These regulations are formulated for protecting the rights and interests of computer software copyright owners, encouraging the development and application of computer software and promoting the development of software business. As of February 28, 2019, we had 202 registered copyrights, including 190 registered computer software copyrights in the PRC.

Patent

Patents in the PRC are principally protected under the Patent Law of the People’s Republic of China, which was amended by the Standing Committee of the National People’s Congress as of December 27, 2008. This law is formulated for protecting the rights and interests of patentees, encouraging invention, promoting the application of inventions, enhancing innovation capacity, and facilitating the advancement of science and technology and the economic and social development. Under this law, the duration of a patent right is either 10 years or 20 years from the date of application, depending on the type of patent right. As of February 28, 2019, we had 534 patents granted in the PRC, 2,136 patent applications pending in the PRC and 47 patent applications pending in various other countries and jurisdictions.

Trademark

The PRC Trademark Law, effective in 1983 and most recently amended in 2013, protects the proprietary rights with respect to registered trademarks. The National Intellectual Property Administration under the State Administration for Market Regulation handles trademark registrations and may grant a term of 10 years for registered trademarks, which may be extended for another 10 years upon request. Trademark license agreements shall be filed with the National Intellectual Property Administration for record. In addition, if a registered trademark is recognized as a well-known trademark, the protection of the proprietary right of the trademark holder may reach beyond the specific class of the relevant products or services. As of February 28, 2019, we had 386 registered trademarks in different trademark categories and 271 trademark applications in the PRC.

Domain Name

On November 1, 2017, the Administrative Measures for Internet Domain Names promulgated by the Ministry of Information came into effect, replacing the Measures for the Administration of Internet Domain Names of the PRC promulgated by the Ministry of Information on December 20, 2004. These measures are formulated with reference to the norms on administration of internet domain names worldwide, for the purposes of regulating services regarding internet domain, safeguarding users’ legitimate rights and interests, guaranteeing the safe and reliable operation of the system of internet domain names, promoting the development and application of Chinese domain names and top-level domains of the state, and promoting the healthy development of the PRC Internet network. As of February 28, 2019, we had 89 registered domain names.

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

On November 29, 2017, the State Administration for Market Regulation issued the Information Security Technology—Personal Information Security Specification, which came into effect on May 1, 2018. The specification includes a recommendation for the nationwide standards for protection and processing of private personal information, and provides and clarifies the definitions and data processing, disclosure and protection requirements regarding personal information.

Regulations on Employment

There are several principal rules and regulations in the PRC with respect to rights and obligations of employers and labors, including (i) the Labor Law of the People’s Republic of China, promulgated by the Standing Committee of the National People’s Congress effective on January 1, 1995, as most recently amended on December 29, 2018, or the Labor Law, (ii) the Labor Contract Law of the People’s Republic of China, promulgated by the Standing Committee of the National People’s Congress effective on January 1, 2008, as most recently amended on December 28, 2012 or the Labor Contract Law, (iii) the Social Insurance Law of the People’s Republic of China, promulgated by the Standing Committee of the National People’s Congress effective on July 1, 2011, as most recently amended on December 29, 2018, or the Social Insurance Law, and (iv) the Regulations on the Management of Housing Provident Fund, promulgated by the State Council on April 3, 1999, as most recently amended on March 24, 2002, or the Housing Fund Regulations.

According to the Labor Law and the Labor Contract Law, employers must execute written labor contracts with full-time employees. All employers must compensate their employees with wages equal to at least the local minimum wage standards. All employers are required, among other things, to establish a system for labor safety and workplace sanitation and provide employees with workplace safety training. Violations of the Labor Law and the Labor Contract Law may result in the imposition of fines and other administrative penalties. For serious violations, criminal liability may arise. In addition, pursuant to the Social Insurance Law and the Housing Fund Regulations, employers in the PRC are required to provide employees with welfare schemes covering pension insurance, unemployment insurance, maternity insurance, work-related injury insurance, medical insurance and housing funds.

Regulations on Taxation

PRC Enterprise Income Tax

PRC enterprise income tax is calculated based on taxable income, which is determined under (i) the PRC Enterprise Income Tax Law, promulgated by the National People’s Congress of China effective on January 1, 2008, as most recently amended on December 29, 2018, or the EIT Law, and (ii) the implementation rules to the EIT Law promulgated by the State Council effective on January 1, 2008. The EIT Law imposes a uniform enterprise income tax rate of 25% on all resident enterprises in the PRC, including foreign-invested enterprises and domestic enterprises, unless they qualify for certain exceptions. According to the EIT Law and its implementation rules, the income tax rate of an enterprise that has been determined to be a high and new technology enterprise may be reduced to 15% with the approval of relevant tax authorities.

In addition, according to the EIT Law, enterprises registered in countries or regions outside the PRC but have their “de facto management bodies” located within China may be considered as PRC resident enterprises and are therefore subject to PRC enterprise income tax at the rate of 25% on their worldwide income. Though the implementation rules of the EIT Law define “de facto management bodies” as “establishments that carry out substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc. of an enterprise,” the only detailed guidance currently available for the definition of “de facto management body” as well as the determination and administration of tax residency status of offshore-incorporated enterprises are set forth in Circular 82, and the Administrative Measures for Enterprise Income Tax of Chinese-Controlled Overseas Incorporated Resident Enterprises (Trial Version), or Bulletin No. 45, both issued by the SAT, which provide guidance on the administration as well as determination of the tax residency status of a Chinese-controlled offshore-incorporated enterprise, defined as an enterprise that is incorporated under the law of a foreign country or territory and that has a PRC company or PRC corporate group as its primary controlling shareholder.

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

Income Tax for Share Transfers

According to the Announcement of the State Administration of Taxation on Matters Concerning Withholding of Enterprise Income Tax of Non-Resident Enterprises at Source, or SAT Circular 37, promulgated by the SAT on October 17, 2017, as most recently amended on June 15, 2018, and the Announcement of the State Administration of Taxation on Several Issues Concerning the Enterprise Income Tax on Indirect Property Transfer by Non-Resident Enterprises, or Circular 7, promulgated by the SAT on February 3, 2015, as most recently amended on December 29, 2017, if a non-resident enterprise transfers the equity interests of a PRC resident enterprise indirectly by transfer of the equity interests of an offshore holding company (other than a purchase and sale of shares issued by a PRC resident enterprise in public securities market) without a reasonable commercial purpose, the PRC tax authorities have the power to reassess the nature of the transaction and the indirect equity transfer will be treated as a direct transfer. As a result, the gain derived from such transfer, which means the equity transfer price less the net value of equity, will be subject to PRC withholding tax at a rate of up to 10%. Under the terms of Circular 7, the transfer which meets all of the following circumstances shall be directly deemed as having no reasonable commercial purposes: (i) over 75% of the value of the equity interests of the offshore holding company are directly or indirectly derived from PRC taxable properties; (ii) at any time during the year before the indirect transfer, over 90% of the total properties of the offshore holding company are investments within PRC territory, or in the year before the indirect transfer, over 90% of the offshore holding company’s revenue is directly or indirectly derived from PRC territory; (iii) the function performed and risks assumed by the offshore holding company are insufficient to substantiate its corporate existence; and (iv) the foreign income tax imposed on the indirect transfer is lower than the PRC tax imposed on the direct transfer of the PRC taxable properties.

There is uncertainty as to the application of SAT Circular 37 and Circular 7. SAT Circular 37 and Circular 7 may be determined by the PRC tax authorities to be applicable to our prior private equity financing transactions that involved non-resident investors, if any of such transactions were determined by the tax authorities to lack reasonable commercial purpose. As a result, we and our non-resident investors in such transactions may become at risk of being taxed under SAT Circular 37 and Circular 7, and we may be required to expend valuable resources to comply with SAT Circular 37 and Circular 7 or to establish that we should not be taxed under the general anti-avoidance rule of the EIT Law, which may have a material adverse effect on our financial condition and results of operations.

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

In November 2011, the Ministry of Finance and the State Administration of Taxation promulgated the Pilot Plan for Imposition of Value-Added Tax to Replace Business Tax, or the Pilot Plan. In March 2016, the Ministry of Finance and the State Administration of Taxation further promulgated the Notice on Fully Promoting the Pilot Plan for Replacing Business Tax by Value-Added Tax, which became effective on May 1, 2016. In November 2017, the State Council promulgated the Decision of State Council on Abolition of the Provisional Regulations of the People’s Republic of China on Business Tax and Revision of the Provisional Regulations of the People’s Republic of China on Value-added Tax, or the Decision. Pursuant to the Pilot Plan and relevant notices and the Decision, VAT is generally imposed in the modern service industries on a nationwide basis and the Provisional Regulations of the People’s Republic of China on Business Tax has been abolished. VAT of a rate of 6% applies to revenue derived from the provision of some modern services. If the services provided are related to technology development and transfer, such VAT may also be exempted subject to the approval of relevant tax authorities. Unlike business tax, a taxpayer is allowed to offset the qualified input VAT paid on taxable purchases against the output VAT chargeable on the modern services provided.

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

Capital Settlement and Overseas Remittance of Foreign-Invested Enterprises

On June 1, 2015, the Notice of the State Administration of Foreign Exchange on Reforming the Administrative Approach Regarding the Settlement of the Foreign Exchange Capitals of Foreign-invested Enterprises came into effect and then was specified by the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Administrative Provisions on Capital Account Foreign Exchange Settlement promulgated on June 9, 2016, which helps further deepen the reform of the foreign exchange administration system and better satisfy and facilitate the needs of foreign-invested enterprises for business and fund operations. This notice allows foreign-invested enterprises to settle their foreign exchange capitals on a discretionary basis. Moreover, the Provisions on Foreign Exchange Administration Over Direct Investment Made by Foreign Investors in the PRC were promulgated by the SAFE on May 10, 2013 in order to promote and facilitate foreign investors to make direct investment in the PRC, which allow a foreign-invested enterprise that needs to remit funds abroad to purchase and remit foreign exchange with the relevant bank due to capital reduction, liquidation, advance recovery of investment, profit distribution, etc. after due registration.

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

Seasonality

We experience seasonality in the sale of our solutions, with generally higher sales in the fourth quarter typically followed by a decline or low sequential growth of net revenues in the first quarter. Sales and marketing expenses typically increase towards the end of the year as a result of commissions. Overall, the historical seasonality of our business has been relatively mild but may increase further in the future. Due to our limited operating history, the seasonal trends that we have experienced in the past may not be indicative of our future operating results.

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

In the opinion of Merits & Tree Law Offices, our PRC counsel, (a) the ownership structures of the WFOE, Gridsum PRC Holding and the subsidiaries of Gridsum PRC Holding do not violate applicable PRC laws; and (b) each agreement pertaining to the contractual arrangements among the WFOE, Gridsum PRC Holding and its shareholders is valid, binding and enforceable in accordance with its terms under applicable PRC laws, and does not violate applicable PRC laws. However, there are substantial uncertainties regarding the interpretation and application of current and future PRC laws and regulations, and there can be no assurance that the PRC government will take a view that is not contrary to or otherwise different from the opinion of our PRC counsel. If the PRC government finds that the agreements that establish the structure for operating our business do not comply with PRC government restrictions on foreign investment in the business we engage in, we could be subject to severe penalties, including being prohibited from continuing operations. See “Item. 3 Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure—We conduct our businesses in China by means of contractual arrangements through a variable interest entity and its subsidiaries. If the PRC government determines that such arrangements do not comply with applicable laws and regulations, our business could be materially adversely affected,” “Item. 3 Key Information—D. Risk Factors—Risks Relating to Doing Business in China—Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to our shareholders and us.” and “Item. 3 Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure—Substantial uncertainty exists with respect to the interpretation and implementation of the PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.”

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

The following discussion and analysis of our financial condition and results of operations is based upon and should be read in conjunction with our audited consolidated financial statements included elsewhere in this annual report. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of many factors, including those set forth under “Item 3. Key Information—D. Risk Factors” and elsewhere in this annual report.

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

Our leading position is based on our solutions and our core technologies. Our software products are designed for a variety of commercial and governmental applications. To help our enterprise customers reach China’s large and growing online and mobile population, our initial products have focused on digital marketing analytics and automation solutions. We were among the first companies to offer web analytics solutions based on data warehouse technology, and we were among the first digital intelligence companies in China to build solutions entirely on a distributed data warehouse architecture using the open-source Hadoop framework. By leveraging the analytic capabilities of our Big Data Platform and the Gridsum Prophet, we have developed additional software solutions, including new media analytics and information discovery solutions, to address a broad range of customer needs. In 2018, our customers included Fortune 500 and China 500 enterprises, comprising 539 customers across diverse industries, including 10 Chinese government agencies.

We are exclusively dedicated to developing proprietary technologies and solutions in digital intelligence. In 2009, we launched Web Dissector, our first digital intelligence solution, and our first Web Dissector customer remains a customer today. Since 2009, we have released a series of solutions based on our Big Data Platform, including SEM Dissector, SEO Dissector, Mobile Dissector, Contribution Dissector, Streaming Dissector, Video Dissector, Government Web Dissector, Media Dissector and Law Dissector. In 2014, we launched ADSUITE, a fully integrated package through which customers can access all our marketing automation solutions. In October 2016, we launched our social listening solution. It is a cloud-based service that enables an enterprise customer to monitor and analyze web and social media posts regarding the brand, products, customer service of the customer and its competitors. It also provides sentiment analysis and generates alerts from those posts. In November 2017, we, in cooperation with Tencent and the PRC People’s Court Press, launched our Faxin Wei Su Platform, a litigation service on WeChat’s micro application platform. It provides integrated online litigation and remote trial handling services in China, enabling both the courts and litigants to join a trial remotely through our Faxin Wei Su platform. In December 2017, we launched our Intelligent CRM Solution. The Intelligent CRM Solution is a cloud-based, marketing-centric CRM solution tailor-made for both multinational and local companies operating in China, enabling our clients to leverage both online and offline data derived from their digital marketing and sales divisions and customers’ digital footprints, to drive sales and close orders in a more efficient and KPI-enhancing manner.

We grew rapidly in earlier periods and in 2018 experienced a decline in the level of our business activity and related revenue. Our net revenues were RMB363.8 million, RMB469.5 million and RMB431.2 million (US$62.7 million) in 2016, 2017 and 2018, respectively, representing year-over-year growth of 29% from 2016 to 2017 and a decline of 8% from 2017 to 2018. We continue to make expenditures and investments, including in our technologies, personnel, sales and marketing, infrastructure and operations, incurring net losses of RMB98.6 million, RMB239.1 million and RMB522.5million (US$76.0 million) in 2016, 2017 and 2018, respectively. Our employee headcount increased from 929 employees as of December 31, 2016 to 1,192 employees as of December 31, 2018. We had 395 customers, 505 customers and 539 customers in 2016, 2017 and 2018, respectively.

We deliver our solutions as cloud-based software-as-a-service, or SaaS, offerings that are easy to deploy, easy to access, automatically updated without disruption, and enable our customers to reduce IT support costs by outsourcing hardware and software maintenance and support. We account for our revenues on a net basis, based on the fees our customers pay us without including any amounts they pay third parties for advertising or other services. We charge most customers based on percentage of their spending on our system in the bid management application or the volume of data being processed (e.g., page views or viewer views). When we provide our data analytics solutions with bid management functionality, we charge customers based on a percentage of their ad spending with search engine providers. For example, a customer utilizing our bid management software to optimize performance of its search engine marketing campaign would pay us a service fee calculated as a negotiated percentage of its ad spending through our software. When we offer our data analytics solutions to customers without reference to ad spending, we typically charge them negotiated variable amounts based on the monthly volume of data processed. We arrive at an annual data volume estimate before the engagement commences, and charge a fee for a predetermined base number of page views or viewer views. If the volume of the data processed exceeds the base, we charge progressively for the additional usage. To satisfy some of our customers’ needs, we set a fee cap based on negotiation, subject to annual adjustment, or negotiate fixed-fee based contracts with them. In 2018, 47% of our revenues were recognized based on capped or fixed-fee arrangements. For our marketing automation solutions, we earn and record service fee revenues over the contractual period, in proportion to ad spending or the completion of milestones that are stipulated in the contracts. In addition, we receive revenues from the incentive programs of search engine providers based on factors determined by them, such as yearly growth in the amount of advertising on the provider’s search engine platform that our customers purchase through our solutions and other factors selected at the discretion of these providers. Revenues from these programs are received on both a quarterly and an annual basis. A majority of our customer contracts have terms of one year and may be renewed. Our gross margin in 2016, 2017 and 2018 was 85%, 80% and 77%, respectively.

Factors Affecting Our Results of Operations

Investment in Expansion and Penetration of Our Customer Base

Our performance depends on our ability to continue to attract new customers and expand usage of our products by existing customers. We had 395 customers, 505 customers and 539 customers in 2016, 2017 and 2018, respectively. For the foreseeable future, we expect that our revenue growth will be primarily driven by the pace of adoption of our products and we will incur significant expenses associated with educating the market about the benefits of our products. In order to support this effort, we have grown our sales and marketing team, which consists of our sales personnel and customer service consultants, from a total of 393 employees as of December 31, 2016 to 410 employees as of December 31, 2017, and to 571 employees as of December 31, 2018. We intend to expand our marketing efforts to increase our awareness of our solutions and our brand.

Investment in Innovation

Our performance is significantly dependent on the investments we make in research and development to innovate, improve functionality, develop new technologies, and adapt to new technologies or changes to existing technologies. Our product innovation and development allows our customers to analyze growing volumes and variety of data in new ways. Our research and development team included 418 employees as of December 31, 2016, 546 employees as of December 31, 2017, and 491 employees as of December 31, 2018. In late 2018, we reorganized the research and development team and reallocated around 80 customer service-oriented delivery engineers to our sales and marketing team. We intend to continue to invest in product innovation and leadership, including hiring top technical talent, focusing on core technology innovation and product development and new industry verticals. One area of focus in the near term is development of solutions in the legal and financial services verticals and IIoT based on our Gridsum Big Data Platform and Gridsum Prophet. Another area of focus is the development of integrated solutions in data analytics, information discovery, and data visualization. We do not expect to realize material revenues from these development initiatives in the near term.

Investment in Infrastructure

We have made substantial investments in our infrastructure, and expect to continue to make such investments. For example, we expect to make investments in infrastructure such as data centers, network bandwidth and technical operations personnel. In response to the heightened data security requirements for our e-Government customers, particularly in the judicial system, in 2017 and 2018 we outsourced some of our software optimization and data security enhancement work to two China-based specialist companies in this field, and incurred expenses relating to such outsourced service. We also expect to make additional investments in our infrastructure as we continue to develop our capabilities across our product range.

Development of the SaaS Enterprise Software Industry in China

Our revenues are significantly affected by the growth in demand for enterprise SaaS software in China. Such demand is dependent on many factors, including the economic growth in the industries in which our customers operate and the overall adoption of SaaS solutions among enterprises and government agencies in China. Our performance will also depend on the emergence of future competition from multinational and domestic software providers in China. In addition, government policy and regulation of China’s software industry may affect our results of operations.

Trends in Key Performance Indicators

We review the following key metrics to evaluate our business, measure our performance, identify trends affecting our business, formulate business plans and make strategic decisions:

Average Customer Contribution

We calculate average customer contribution by dividing total net revenues in a period by the total number of customers for the same period. We monitor average customer contribution as a measure of our cross selling and upselling of our new solutions. Our average customer contribution was RMB0.9 million, RMB0.9 million and RMB0.8 million (US$0.1 million) in 2016, 2017 and 2018, respectively, representing an increase of 1% from 2016 to 2017 and a decrease of 14% from 2017 to 2018.

Customers

We define a customer in a period as a single organization that purchases our products and solutions and with respect to which we recognize revenue during such period. A single customer may have multiple paid business accounts for separate divisions, segments or subsidiaries, but all entities that are part of the same corporate structure are counted as a single customer. We periodically review and optimize our customer portfolio. In 2016, 2017 and 2018, we had 395, 505 and 539 customers, respectively. No single customer represented 10% or more of our total net revenues in 2016, 2017 or 2018. The majority of our revenues were generated by sales to existing customers.

Key Components of Results of Operations

Net Revenues

Net revenues consist of revenues recognized from customers that used our software solutions during the period, including net revenues that we receive from the incentive programs of search engine providers, less business taxes and surcharges. In the near term, we may experience slower growth in net revenue in some periods. We expect our net revenues to increase over the long term as more customers adopt our solutions and demand more business intelligence to improve their operational efficiency, and as we continue to bring more innovative solutions to market and serve our customers.

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

Gross Profit and Gross Margin

Gross profit is net revenues less cost of revenues; gross margin is gross profit as a percentage of net revenues. Our gross margin has been, and will continue to be, affected by many factors, including the timing and extent of our investments in our operations and personnel, outsourcing costs, hosting-related costs and other depreciation expense allocations. The increased utilization of outsourcing is likely to reduce our gross margin. We expect that our gross margin will fluctuate from period to period.

Operating Expenses

Our operating expenses consist of sales and marketing, research and development, and general and administrative expenses. For each category, the most significant component of our operating expenses are personnel costs, which consist of salaries, benefits, bonuses, share-based compensation, and for sales and marketing expenses, sales commissions. We also incur other non-personnel costs such as an allocation of our general overhead expenses, and collaboration with third parties to develop and launch new solutions.

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

Research and Development Expenses

Research and development expenses consist primarily of personnel costs, allocation of general overhead expenses and outsourcing expenses, and collaboration with third-party vertical specialists. We continue to focus our research and development efforts on adding new features and products and on improving the functionality and ease of use of our existing products. In addition, we invest aggressively in the research and development of the infrastructure layer of software technologies, which will benefit us in the long run. We expense all our software development costs as they are incurred. We plan to continue to hire employees for our engineering, product management and consulting teams to support our research and development efforts, particularly in our legal services, intelligent CRM and IIoT solutions, addressing three verticals where we intend to introduce advanced solutions. We believe the peak investment period was in 2018, and as a result, we expect our research and development expenses to decline in absolute amount in 2019, and modestly increase afterwards in the near term. We expect our research and development expenses to decrease modestly as a percentage of net revenues over the long term, with variation from period to period depending on fluctuations in net revenues and the timing and extent of our research and development expenses.

General and Administrative Expenses

General and administrative expenses consist primarily of personnel costs for our administrative, legal, human resources, information technology, finance and accounting employees and executives, along with legal and other professional fees. We plan to continue to expand our business in China, and we expect to increase the size of our general and administrative function to support the growth of our business and the complexities of being a public company. As a result, we expect our general and administrative expenses to increase in absolute amount for the foreseeable future. We expect our general and administrative expenses as a percentage of net revenues to decrease modestly over the long term, although it may fluctuate from period to period depending on fluctuations in our net revenues and the timing and extent of our general and administrative expenses.

Other Income/(Expense), Net

Other income/(expense), net consists primarily of interest income, net, and foreign exchange gain or loss.

Results of Operations

The following table sets forth a summary of our consolidated results of operations for the periods indicated. This information should be read together with our consolidated financial statements and related notes included elsewhere in this annual report. Due to our limited operating history, period-to-period comparisons discussed below may not be meaningful or indicative of our future trends.

	For the Year Ended December 31,
	2016	2017	2018
	RMB	RMB	RMB	US$
	(in thousands)
Consolidated Statements of Operations Data:
Revenues:
Enterprise	311,106	377,013	387,574	56,370
e-Government and other	60,772	102,216	53,117	7,726
Less: Business tax and surcharges	(8,055)	(9,696)	(9,444)	(1,374)

Net revenues	363,823	469,533	431,247	62,722
Cost of revenues(1)	(55,707)	(94,640)	(100,867)	(14,670)

Gross profit	308,116	374,893	330,380	48,052

Operating expenses:
Sales and marketing expenses(1)	(139,781)	(192,413)	(166,176)	(24,169)
Research and development expenses(1)	(160,387)	(257,921)	(533,586)	(77,607)
General and administrative expenses(1)	(88,108)	(143,743)	(182,289)	(26,513)

Total operating expenses	(388,276)	(594,077)	(882,051)	(128,289)

Loss from operations	(80,160)	(219,184)	(551,671)	(80,237)

	For the Year Ended December 31,
	2016	2017	2018
	RMB	RMB	RMB	US$
	(in thousands)
Consolidated Statements of Operations Data:
Other income/(expense):
Foreign currency exchange gain/(loss)	(1,600)	(8,552)	(9,719)	(1,414)
Interest income /(expense), net	(614)	(5,430)	(9,878)	(1,437)
Other income /(expense), net	(1,452)	(1,683)	1,005	146
Amortization of debt discount	—	—	(25,337)	(3,685)
Gain on change in fair value of derivative liabilities	—	—	57,890	8,420

Loss before income tax	(83,826)	(234,849)	(537,710)	(78,207)

Income tax expense	(14,801)	(4,275)	15,165	2,206

Net loss	(98,627)	(239,124)	(522,545)	(76,001)

(1)	Share-based compensation was allocated in costs and operating expenses as follows:

	For the Year Ended December 31,
	2016	2017	2018
	RMB	RMB	RMB	US$
	(in thousands)
Cost of revenues	319	501	801	117
Sales and marketing expenses	2,252	4,739	6,810	990
Research and development expenses	3,955	8,641	16,310	2,372
General and administrative expenses	4,104	9,046	15,105	2,197

Total	10,630	22,927	39,026	5,676

Year Ended December 31, 2017 Compared to Year Ended December 31, 2018

Net Revenues

	For the Year Ended December 31,			Change
	2017	2018		Amount	%
	RMB	RMB	US$	RMB
	(in thousands, except for percentages)
Revenues:
Enterprise	377,013	387,574	56,370	10,561	3%
e-Government and other	102,216	53,117	7,726	(49,099)	(48)%
Less: Business tax and surcharges	(9,696)	(9,444)	(1,374)	252	(3)%

Net revenues	469,533	431,247	62,722	(38,286)	(8)%

Net revenues decreased by RMB38.3million, or 8%, from 2017 to 2018, including a 3% increase in enterprise revenues and a 48% decrease in e-Government and other revenues. Total customers increased 7%, to 539 customers in 2018 from 505 customers in 2017.

Enterprise revenues increased by RMB10.6 million, or 3%, to RMB387.6 million to RMB377.0 million in 2017, reflecting improved sales of Social Listening solutions in the first half of the year and a general decline in enterprise revenues in the second half of the year that was mainly due to customer attrition and prolonged contract renewal processes associated with delayed filing of our periodic reports with the SEC and general economic conditions in China. Enterprise customers increased 11%, from 447 to 496, and average enterprise customer contribution decreased from RMB843 thousand in 2017 to RMB781 thousand in 2018.

E-Government and other revenues decreased by RMB49.1 million, or 48%, due to a decrease in average e-Government and other customer contribution from approximately RMB1.8 million to RMB1.2 million, and a decrease in the number of e-Government and other customers from 58 to 43 primarily as a result of government reorganization activities in 2018.

Cost of Revenues

	For the Year Ended December 31,			Change
	2017	2018		Amount	%
	RMB	RMB	US$	RMB
	(in thousands, except for percentages)
Cost of revenues	(94,640)	(100,867)	(14,670)	(6,227)	7%

Cost of revenues increased by RMB6.2 million, or 7%, from 2017 to 2018. The increase was primarily as a result of a RMB5.8 million increase in product and solution-related outsource service fees and a RMB5.4 million increase in personnel and related costs, partially offset by a RMB5.0 million decrease in technical service fees. The increase in the cost of product and solution-related outsource service fees was mainly related to the outsourcing of some of our search engine optimization and social media optimization services, so that we could reassign internal resources to research and development activities. The increase in cost of revenues was also attributable to an increase of our personnel costs associated with helping customers optimize the performance of our solutions, and provide periodic in-depth analyses for customers. The decrease in technical service fees was mainly attributable to the decrease of system-related maintenance services for system optimization and data security after heavier investment in prior periods.

Gross Profit

Gross profit decreased by RMB44.5 million, or 12%, from 2017 to 2018, and gross margin decreased from 80% in 2017 to 77% in 2018.

Operating Expenses

	For the Year Ended December 31,			Change
	2017	2018		Amount	%
	RMB	RMB	US$	RMB
	(in thousands, except for percentages)
Operating expenses:
Sales and marketing expenses	(192,413)	(166,176)	(24,169)	26,237	(14)%
Research and development expenses	(257,921)	(533,586)	(77,607)	(275,665)	107%
General and administrative expenses	(143,743)	(182,289)	(26,513)	(38,546)	27%

Total operating expenses	(594,077)	(882,051)	(128,289)	(287,974)	48%

Sales and Marketing Expenses

Sales and marketing expenses decreased by RMB26.2 million, or 14%, from 2017 to 2018, primarily due to a RMB27.3 million decrease in industry research expenses, a RMB14.9 million decrease in advertising expense, a RMB5.4 million decrease in meal and entertainment expenses, and a RMB2.1 million decrease in meeting related expenses, which were partially offset by a RMB14.9 million increase in personnel and related costs, a RMB3.1million increase in office lease fees and office utilities expenses, a RMB2.8 million increase in travel expenses, a RMB2.1 million increase in share-based compensation, and a RMB0.6 million increase in other miscellaneous sales and marketing expenses.

Research and Development Expenses

Research and development expenses increased by RMB275.7 million, or 107%, from 2017 to 2018, primarily due to substantial front-end load investment in the development of our IIoT platform as well as continued development of our CRM and other solutions. In particular, we invested RMB140.4 million to develop and train our sense and cognition layer AI platform tailored for certain specific IIoT industry verticals. In addition, a RMB77.9 million increase in technical service fees was associated with the development and maintenance of our data warehouse product and with contracting specialized UI (user interface), security and other module development. The increases also included a RMB41.1 million increase in personnel and related costs, a RMB12.4 million increase in office lease fees, office utilities fees and decorating expenses, a RMB7.7 million increase in share-based compensation, which were partially offset by a RMB3.8 million decrease in other miscellaneous research and development expenses.

General and Administrative Expenses

General and administrative expenses increased by RMB38.5 million, or 27%, from 2017 to 2018, including a RMB22.3 million increase in professional fees incurred for accounting and legal matters, including a RMB11.6 million increase in profession fees in connection with our internal investigations, changes of auditor and class action litigations, a RMB16.9 million increase in office leasing fees, a RMB9.3 million increase in consulting and intellectual property related expenses, a RMB6.1 million increase in share-based compensation and a RMB4.4 million increase in office expenses, which were partially offset by a RMB10.4 million decrease in allowance for doubtful accounts, a RMB4.5 million decrease in travel expenses, a RMB4.2 million decrease in meeting related expenses and a RMB1.2 million decrease in other miscellaneous general and administrative expenses.

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

Dividends that the WFOE, our wholly-owned subsidiary in China, pays to Gridsum HK, our intermediary holding company in Hong Kong, will be subject to PRC withholding tax at a rate of 10%, unless they qualify for a special exemption. If Gridsum HK satisfies all the requirements under the Arrangement Between the PRC and the Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion with Respect to Taxes on Income and receives approval from the relevant tax authority, then dividends paid by the WFOE to Gridsum HK will be subject to a withholding tax rate of 5% instead. See “Item. 3 Key Information—D. Risk Factors—Risks Relating to Doing Business in China—Any limitation on the ability of the WFOE to make distributions to us, or the tax implications thereof, could have a material adverse effect on our business or financial condition.”

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

We believe the following critical accounting policies affect the more significant judgments and estimates used in the preparation of our consolidated financial statements:

Consolidation of Variable Interest Entities

To comply with applicable PRC laws and regulations, we conduct operations in China principally through our PRC-based variable interest entity and its operating subsidiaries. One of our wholly-owned subsidiaries has entered into a series of contractual arrangements with our PRC-based variable interest entity and its shareholders. These contractual arrangements allow us to exercise effective control over, and receive substantially all of the economic benefits, of our PRC-based variable interest entity and its operating subsidiaries, and we treat it and its operating subsidiaries as variable interest entities under U.S. GAAP, the financial results of which are included in our consolidated financial statements. See “Item. 4 Information on the Company—C. Organizational Structure.”

Revenue Recognition

Revenues are generated from sales of our marketing automation and e-Government and other solutions. The targeted customers for marketing automation solutions are enterprise customers and the targeted customers for e-Government and other solutions are governmental agencies and state-owned entities.

Prior to January 1, 2018, revenues are recognized when (1) persuasive evidence of an arrangement exists, (2) our platform is made available and services have been delivered to the customer, (3) the fee is fixed or determinable and (4) collection is reasonably assured.

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

On January 1, 2018 we adopted Accounting Standards Update (“ASU”) 2014-09 Revenue from Contracts with Customers (FASB ASC Topic 606) using the modified retrospective method for contracts that were not completed as of January 1, 2018. We did not result in an adjustment to the retained earnings upon adoption of this new guidance as our revenue was recognized based on the amount of consideration we expect to receive in exchange for satisfying the performance obligations.

The ASU requires the use of a new five-step model to recognize revenue from customer contracts. The five-step model requires that we (i) identify the contract with the customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, including variable consideration to the extent that it is probable that a significant future reversal will not occur, (iv) allocate the transaction price to the respective performance obligations in the contract, and (v) recognize revenue when (or as) we satisfy the performance obligation. The application of the five-step model to the revenue streams compared to the prior guidance did not result in significant changes in the way we record our revenue. Upon adoption, we evaluated our revenue recognition policy for all revenue streams within the scope of the ASU under previous standards and using the five-step model under the new guidance and confirmed that there were no differences in the pattern of revenue recognition.

We continue to derive our revenues from sales contracts where customers purchase multiple solutions in a single contract with we allocate the total consideration to the various elements based on the relative selling price method and recognizes revenues as services are rendered over the period of time. We continue to recognize revenues on the elements delivered and defer the recognition of revenues for the fair value of the undelivered elements until the remaining obligations have been satisfied. Where all of the elements within an arrangement are delivered uniformly over the agreement period, revenues are recognized on a straight-line basis over the contract period.

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

With respect to the bid management services, we determined that: (i) the search engines are responsible for providing the advertisements service to the customers; (ii) we lack the latitude to determine the prices charged by the search engine providers and earns only a fixed service fee from the customers; (iii) the hosting and maintenance of the advertisements are the responsibilities of the search engine providers; (iv) the customers have the discretion in choosing the search engines; and (v) we receive revenues from incentive programs based on the search engines providers’ policies. It is our responsibility to manage the customer’s advertising campaign on the search engines providers, according to the terms of the customer contract, so we view ourselves as an agent and record revenues related to these services on a net basis.

e-Government and Other

We generate e-Government and other revenue by entering into service contracts with governmental agencies for our e-Government solutions. We also generate e-Government and other revenue by entering into contracts with state-owned television stations for our new media solutions, including TV Dissector, Streaming Dissector and Video Dissector.

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

The following table sets forth information regarding the stock options we granted as of December 31, 2018.

Date of Tranche	Number of Options Granted	Exercise Price	Fair Value of the Options as of the Grant Date	Fair Value of the Underlying Ordinary Shares as of the Grant Date	Intrinsic Value as of the Grant Date
September 1, 2013	78,125	US$0.42	US$2.26	US$2.64	US$2.22
January 1, 2014	31,250	US$0.42	US$2.38	US$2.75	US$2.33
February 10, 2014	198,893	US$0.42	US$2.37	US$2.75	US$2.33
July 1, 2014	164,000	US$0.42	US$5.08	US$5.47	US$5.05
December 10, 2014	198,893	US$0.42	US$6.43	US$6.82	US$6.40
March 1, 2015	223,000	US$0.42	US$7.55	US$7.94	US$7.52
June 30, 2015	30,000	US$0.42	US$11.41	US$11.80	US$11.38
September 30, 2015	24,000	US$0.42	US$11.44	US$11.84	US$11.42
October 16, 2015	25,000	US$0.42	US$11.44	US$11.84	US$11.42
November 18, 2015	29,000	US$0.42	US$11.44	US$11.84	US$11.42
January 17, 2017	1,320,000	US$10.11	US$4.93	US$11.35	US$1.24
June 25, 2018	320,000	US$6.34	US$4.31	US$6.30	—

The fair value of each option grant is estimated on the date of grant. The following table summarizes assumptions used in the fair value estimates on the dates indicated.

Date of Tranche	Expected Volatility (1)	Risk-Free Interest Rate (Per Annum) (2)	Expected Dividend Yield (3)	Expected Term (in Years) (4)	Expected Forfeiture Rate (5)
September 1, 2013	47%	3.56%	—	2.2	3%
January 1, 2014	52%	3.63%	—	2.2	3%
February 10, 2014	52%	3.27%	—	2.2	3%
July 1, 2014	52%	3.17%	—	2.2	3%
December 10, 2014	50%	2.77%	—	2.2	3%
March 1, 2015	49%	2.59%	—	2.2	3%
June 30, 2015	48%	2.95%	—	2.2	3%
September 30, 2015	47%	2.64%	—	2.2	3%
October 16, 2015	46%	2.63%	—	2.2	3%
November 18, 2015	46%	2.87%	—	2.2	3%
January 17, 2017	46%	3.14%	—	2.2	3%
June 25, 2018	56%	3.02%	—	2.2	3%

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

The following table sets forth information regarding the RSUs we granted as of December 31, 2018.

Date of Tranche	Number of RSUs Granted	Fair Value of the RSUs as of the Grant Date	Intrinsic Value as of the Grant Date
January 3, 2017	19,782	US$10.11	US$10.11
January 11, 2017	300	US$11.24	US$11.24
August 28, 2017	3,217	US$9.37	US$9.37
October 1, 2017	862,900	US$9.80	US$9.80
October 10, 2017	20,000	US$9.40	US$9.40
October 26, 2017	3,000	US$8.87	US$8.87
October 23, 2017	10,000	US$8.20	US$8.20
November 1, 2017	8,500	US$8.40	US$8.40
November 7, 2017	3,000	US$8.64	US$8.64
November 15, 2017	3,000	US$8.69	US$8.69
December 1, 2017	3.000	US$8.57	US$8.57
January 2, 2018	35,718	US$9.33	US$9.33
January 4, 2018	3,223	US$9.54	US$9.54
February 28, 2018	25,000	US$10.89	US$10.89
March 1, 2018	269,425	US$10.26	US$10.26
March 2, 2018	36,733	US$10.23	US$10.23
March 5, 2018	12,000	US$10.22	US$10.22
April 2, 2018	14,312	US$8.46	US$8.46
April 16, 2018	4,750	US$7.70	US$7.70
April 23, 2018	2,592	US$6.12	US$6.12
May 6, 2018	9,157	US$5.66	US$5.66
May 16, 2018	3,000	US$6.20	US$6.20
May 29, 2018	200,000	US$6.27	US$6.27
June 1, 2018	2,275	US$6.86	US$6.86
June 19, 2018	2,436	US$6.39	US$6.39
July 2, 2018	1,075	US$6.96	US$6.96
August 16, 2018	7,133	US$6.10	US$6.10
August 28, 2018	4,957	US$5.93	US$5.93
September 3, 2018	17,331	US$5.91	US$5.91

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

Recently Issued Accounting Pronouncements

See Item 18 of Part III, “Financial Statements—Note 2—Principal Accounting Policies—(ee) Recent Accounting Pronouncements.”

B.    Liquidity and Capital Resources

Cash Flows and Working Capital

The following table sets forth the movements of our cash and cash equivalents for the periods presented:

	For the Year Ended December 31,
	2016	2017	2018
	RMB	RMB	RMB	US$
	(in thousands)
Net cash used in operating activities	(235,177)	(306,704)	(233,130)	(33,907)
Net cash (used in)/provided by investing activities	(112,386)	42,797	(57,231)	(8,324)
Net cash provided by/(used in) financing activities	650,539	190,948	(26,953)	(3,920)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	22,955	(39,485)	(678)	(99)
Net increase/(decrease) in cash, cash equivalents and restricted cash	325,931	(112,444)	(317,992)	(46,250)
Cash, cash equivalents and restricted cash at the beginning of the year	198,523	524,454	412,010	59,924
Cash, cash equivalents and restricted cash at the end of the year	524,454	412,010	94,018	13,674

Cash, Cash Equivalents and Restricted Cash

As of December 31, 2017 and 2018, our total cash, cash equivalents and restricted cash were RMB412.0 million and RMB94.0 million (US$13.7 million), respectively. Our cash, cash equivalents and restricted cash decreased by RMB318.0 million from December 31, 2017 to December 31, 2018, primarily due to our cash used in operating, investing and financing activities described below.

In 2017 and 2018, we entered into several short-term guaranteed loan agreements. Each of the loan agreements provides for a RMB revolving credit facility with a maturity term of twelve months. These loans were guaranteed by Guosheng Qi, our chief executive officer and chairman, Beijing Haidian Sci-tech Enterprises Financing Guarantee Co., Ltd., a third-party guarantor, or Gridsum PRC Holding.

Short-term bank loans as of December 31, 2018 amounted to RMB5.0 million (US$0.7 million), which consisted of several bank borrowings denominated in RMB. All of these bank borrowings were repayable within one year. During 2018, we repaid RMB266.0 million (US$38.7 million) of our short-term bank loans.

On May 5, 2018, we completed the transactions contemplated by our April 30, 2018 convertible note purchase agreement with FutureX Innovation SPC, an affiliate of FutureX. In accordance with the convertible note purchase agreement, we received US$40 million and issued the FutureX Convertible Note that is convertible, in whole or in part, into our Class B ordinary shares at a conversion price of US$6.50 per share, subject to customary adjustments. The FutureX Convertible Note has a term of 18 months and bears interest at 2.80% per annum. The FutureX Convertible Note includes other customary terms and covenants, including certain events of default after which the FutureX Convertible Note may be due and payable immediately. The principal amount of the note and all accrued and unpaid interest will become due on November 5, 2019, or earlier in the event of default or certain fundamental changes of our company. FutureX Innovation SPC agreed not to transfer or sell the FutureX Convertible Note, the Class B ordinary shares or any of our other securities, or enter into any swap, short sale or similar arrangements relating to such securities, for a period of six months after the issuance of the FutureX Convertible Note. In connection with this transaction, we and FutureX Innovation SPC entered into a registration rights agreement, pursuant which FutureX Innovation SPC has the right to require us, within 15 months following the issuance of the FutureX Convertible Note, to file a registration statement with the SEC covering the offer and sale of the Class B ordinary shares issued upon conversion of the FutureX Convertible Note, as well as certain customary piggyback registration rights.

As of December 31, 2018, our total cash, cash equivalents and restricted cash were approximately RMB94.0 million (US$13.7 million). Our cash and cash equivalents decreased substantially from December 31, 2017 primarily due to our use of cash in operating, investment and financing activities, including continued investments in new market opportunities, funding our net loss and increased expenses incurred for professional accounting and legal fees. To raise additional working capital and improve our liquidity position, in March 2019, we issued and sold an aggregate of 3,461,902 newly issued Class B ordinary shares to certain equity investment firms in a private placement transaction for an aggregate price of approximately US$11.1 million, or a per share price of US$3.20.

We believe that we can meet our future liquidity and capital requirements for at least next twelve months from the date of this annual report. However, in the near term we may need to reduce operating expenses through restructuring, or increase our working capital through additional sales of equity or debt securities, or other borrowing arrangements. Any such restructuring activities may adversely affect our revenues, and any issuance and sale of additional equity would result in further dilution to our shareholders and holders of our ADSs. The incurrence of additional indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations. Failure to increase our working capital would have a material adverse effect on our business.

Our future capital requirements will depend on many factors, including our growth rate, the timing and extent of spending to support research and development efforts, the continued expansion of sales and marketing activities, the introduction of new and enhanced products, and the continued market acceptance of our products. In the event that additional external financing is required, we may not be able to raise such financing on terms acceptable to us or at all. If we are unable to raise additional capital when desired, our business, operating results and financial condition would be adversely affected.

In utilizing the proceeds we received from our initial public offering, the issuance of the FutureX Convertible Note, our March 2019 private placement and the other cash that we hold offshore, we may (i) make additional capital contributions to our PRC subsidiary, (ii) establish new PRC subsidiaries and make capital contributions to these new PRC subsidiaries, (iii) make loans to our PRC subsidiary or consolidated affiliated entities or (iv) acquire offshore entities with business operations in China in offshore transactions. However, most of these uses are subject to PRC regulations and approvals. For example:

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

Operating Activities

Net cash used in operating activities in 2018 was RMB233.1 million (US$33.9 million), reflecting a net loss of RMB522.5 million (US$76.0 million), a decrease of RMB110.9 million (US$16.1 million) in accounts payable, partially offset by a decrease of RMB184.8 million (US$26.9 million) in accounts receivable, a decrease of RMB12.9 million (US$1.9 million) in prepayment and other current asset, an increase of RMB52.5 million (US$7.6 million) in accrued expenses and other liabilities, an increase of RMB22.7 million (US$3.3 million) in deferred revenue, and an increase of RMB37.9 million (US$5.5 million) in advance from customers. The principal non-cash items accounting for the difference between the net loss and the cash used in operating activities in 2018 were RMB34.7 million (US$5.0 million) in depreciation and amortization expenses, RMB39.0 million (US$5.7 million) in share-based compensation expense, and RMB16.5 million (US$2.4 million) in provision for allowance for doubtful accounts. Net cash used in operating activities decreased from RMB306.7 million in 2017 to RMB233.1 million (US$33.9 million) in 2018.

The amount of payments to search engine service providers on behalf of customers included in accounts receivable was RMB449.4 million and RMB283.7 million (US$41.3 million) as of December 31, 2017 and December 31, 2018, respectively. When we provide the bid management services to our customers, customer spending on search engine service providers will pass through our accounts. The flow of the funds impacts on several accounts, including accounts receivable, accounts payable, deferred revenues and advance from customers.

Net cash used in operating activities in 2017 was RMB306.7 million, reflecting a net loss of RMB239.1 million, an increase of RMB267.6 million in accounts receivable, and an increase of RMB102.4 million in prepayments and other current assets, partially offset by an increase of RMB158.6 million in accounts payable, an increase of RMB36.5 million in tax payable, and an increase of RMB18.6 million in salary and welfare payable. The principal non-cash items accounting for the difference between the net loss and the cash used in operating activities in 2017 were RMB24.5 million in provision for allowance for doubtful accounts, RMB31.5 million in depreciation and amortization expenses, RMB22.9 million in share-based compensation expense, and RMB20.5 million in foreign currency exchange loss. Net cash used in operating activities increased from RMB235.2 million in 2016 to RMB306.7 million in 2017. The increased cash outflow was primarily attributable to investment in working capital for certain low risk customers, to which a longer credit period was granted.

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

Investing Activities

Net cash used in investing activities in 2018 was RMB57.2 million (US$8.3 million), primarily due to purchases of property and equipment of RMB52.3 million (US$7.6 million).

Net cash provided by investing activities in 2017 was RMB42.8 million, primarily due to maturity of time deposit of RMB67.6 million, and partially offset by purchases of property and equipment of RMB23.0 million.

Net cash used in investing activities in 2016 was RMB112.4 million, representing investment in a time deposit of RMB66.4 million and purchases of property and equipment of RMB46.0 million.

Financing Activities

Net cash used in financing activities in 2018 was RMB27.0 million (US$3.9 million), primarily due to RMB266.0 million (US$38.7 million) in repayment of our bank loans, partly offset by RMB234.0 million (US$34.0 million) from convertible note, and RMB5.0 million (US$0.7 million) proceeds from bank loans.

Net cash provided by financing activities in 2017 was RMB190.9 million, primarily due to RMB266.0 million proceeds from bank loans and net proceeds of RMB3.1 million from issuance of ordinary shares for options exercised, partly offset by RMB65.0 million in repayment of our bank loans.

Net cash provided by financing activities in 2016 was RMB650.5 million, primarily due to net proceeds of RMB615.0 million from our initial public offering and RMB65.0 million drawdown under our revolving credit facilities.

Capital Expenditures

Our capital expenditures were RMB46.0 million, RMB23.0 million and RMB52.3 million (US$7.6 million) in 2016, 2017 and 2018, respectively, primarily related to purchase of servers, computers and other equipment for our business. We intend to continue to incur capital expenditures as our business continues to grow, and we may make acquisitions of businesses and properties that complement our operations when suitable opportunities arise. We expect to fund our future capital expenditures with our current cash, cash equivalents and time deposits and anticipated cash flow from operations.

Holding Company Structure

We are a holding company with no material operations of our own. We conduct our operations primarily through our wholly-owned subsidiary and consolidated affiliated entities established in the PRC. As a result, our ability to pay dividends depends upon dividends paid to us by the WFOE, our PRC subsidiary. If the WFOE, or any other newly formed subsidiary of ours, incurs debt on its own behalf in the future, the instruments governing its debt may restrict its ability to pay dividends to us. In addition, the WFOE is permitted to pay dividends to us only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, the WFOE is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, the WFOE may allocate a portion of its after-tax profits to staff welfare and bonus funds, a discretionary surplus fund and an enterprise expansion fund at its discretion or in accordance with its articles of association.

These reserve funds and staff welfare and bonus funds are not distributable as cash dividends. In addition, registered capital and capital reserve accounts are restricted from withdrawal in the PRC, up to the amount of net assets held in such entity. As of December 31, 2018, the total restricted net assets was RMB177.4 million (US$25.8 million). The WFOE has never paid dividends and will not be able to pay dividends until it generates accumulated profits and has satisfied the requirements for statutory reserve funds.

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

Our research and development expenses were RMB160.4 million, RMB257.9 million and RMB533.6 million (US$77.6 million) for the years ended December 31, 2016, 2017 and 2018, respectively.

D.    Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2018 to December 31, 2018 that are reasonably likely to have a material effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E.    Off-Balance Sheet Arrangements

As of December 31, 2018, we have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. In addition, we have not entered into any derivative contracts that are indexed to our own shares and classified as shareholder’s equity, or that are not reflected in our consolidated combined financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. Moreover, we do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.

F.    Tabular Disclosure of Contractual Obligations

The following sets forth information regarding our aggregate payment obligations under our contracts and commercial commitments as of December 31, 2018:

	Payments Due by Period
	Total		Less than 1 year		1-3 years		3-5 years		More than 5 years
	RMB	US$	RMB	US$	RMB	US$	RMB	US$	RMB	US$
	(in thousands)
Operating lease obligations	163,357	23,759	45,428	6,607	74,656	10,858	43,273	6,294	—	—
FutureX Convertible Note	275,020	40,000	275,020	40,000	—	—	—	—	—	—
Other commitments	37,785	5,495	20,359	2,961	15,658	2,277	1,768	257	—	—
Total	476,162	69,254	340,807	49,568	90,314	13,135	45,041	6,551	—	—

ITEM 6. DIRECTORS, SENIOR	MANAGEMENT AND EMPLOYEES

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

Directors and Executive Officers	Age	Position/Title
Guosheng Qi	34	Chairman of the Board, Chief Executive Officer
Guofa Yu	45	Director, Chief Operating Officer
Herman Fong	46	Director, Co-President
Yanchun Bai	52	Director
Xudong Gao	53	Director
Feng Lu	63	Director
Dannis Cheuk Yin Lee	48	Director
Michael Peng Zhang	49	Co-Chief Financial Officer
Ravi Sarathy	48	Co-Chief Financial Officer
John Jiyang Liu	54	Chief Technology Officer
Aaron Feng Li	45	Co-President
Michael Yang Xu	48	Co-President
Xijian Liu	61	Chief Strategy Officer

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

Herman Fong has served as our co-president and a member of our Board of Directors since February 2019. From 2011 to October 2018, he was a partner and Chief Investment Officer of Public Markets Strategy at Pacific Alliance Group, or PAG, an investment management firm in Hong Kong. He was Managing Director and CIO of Asia Pacific liquid trading strategies from 2005 to 2008, and has held a variety of senior roles in trading across Asia, including at ABN AMRO Bank, Credit Agricole Indosuez, Lehman Brothers, and Salomon Brothers. Mr. Fong received a Master of Science in operations research from Stanford University and a Bachelor of Science in mechanical engineering from University of California, Berkeley.

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

Xudong Gao has served as a member of our Board of Directors since 2006. Mr. Gao has served as the vice director of Tsinghua University Research Center for Technological Innovation since 2011. Mr. Gao has been a member of the Ministry of Industry and Information Technology’s Expert Committee of Telecom Economy since January 2010. Mr. Gao also served as a director of the Tsinghua MBA program from 2008 to 2011. Mr. Gao is currently a professor at the School of Economics and Management and the Schwarzman College of Tsinghua University. Mr. Gao holds a bachelor’s degree in industrial engineering from Harbin Institute of Technology, a master’s degree in economics from Renmin University of China and a Ph.D. degree in management from Massachusetts Institute of Technology.

Feng Lu has served as a member of our Board of Directors since April 2019. Mr. Lu has been a professor of the School of Government at Peking University since 2003. Prior to that, Mr. Lu had been an associate professor of the School of Public Policy and Management at Tsinghua University from 1999 to 2003. Mr. Lu also served as an officer at the Research Center of the Finance and Commerce Office of Beijing Municipal Government from 1984 to 1986, as an officer at the Finance and Commerce Bureau of the PRC State Economic Commission from 1986 to 1988, and as an officer at the Consumer Market Department and Comprehensive Planning Department of the PRC State Planning Commission from 1988 to 1991. Since 2008, Mr. Lu has served on the board of directors of Chery Automobile Co., Ltd., a China-based automobile manufacturer. Mr. Lu holds a bachelor’s degree in philosophy from the Central Institute of Nationalities of the PRC, and a Ph.D. degree in political science from Columbia University.

Dannis Cheuk Yin Lee has served as a member of our Board of Directors since April 2019. Mr. Lee is a managing director of DLK Advisory Limited, a company engaged in company positioning, investor communications and related advisory services, which he joined in 2010. Mr. Lee held various management positions at AMVIG Holdings Limited, a tobacco packaging business, from 2001 to 2010. Previously, Mr. Lee served senior accounting or audit roles at Arthur Andersen LLP and Philip Morris Asia Limited. Mr. Lee is an associate member of the Hong Kong Institute of Certified Public Accountants and a member of the American Institute of Certified Public Accountants. Mr. Lee is an independent director of Geely Automobile Holdings Limited, an automobile manufacturer listed on the Hong Kong Stock Exchange, chairman of its audit committee and member of its remuneration and nomination committees. He is also a member of the boards of directors of several companies listed on the Hong Kong Stock Exchange. Mr. Lee holds a bachelor’s degree in business administration from Texas A&M University.

Michael Peng Zhang has served as our co-chief financial officer since April 2017 and was our chief financial officer from 2014 to April 2017. Prior to joining us, Mr. Zhang served as a managing director of Cowen & Company, an investment banking firm, from 2008 to 2013. Prior to that, Mr. Zhang served as a principal of ThinkEquity Partners LLC, an investment banking firm, from 2005 to 2007. Mr. Zhang also held management and operational positions at China Guangdong Nuclear Power Holding, a clean energy company, Shenzhen Techlink Science & Technologies, a technology company, and Stephens Inc., a financial services firm. Mr. Zhang holds a bachelor’s degree in economics from Renmin University of China and a master’s degree in business administration from Wake Forest University. Mr. Zhang is a Certified Public Accountant and a CFA charterholder.

Ravi Sarathy has served as our co-chief financial officer since April 2017 and was our chief strategy officer from October 2016 to April 2017. Prior to joining us, Mr. Sarathy served as a managing director and the head of APAC Internet and software equity research at Citigroup from 2010. Prior to that, Mr. Sarathy was the co-founder and served as president of iRealityGroup, an Asia-focused investment advisory firm since 2000. Mr. Sarathy also served as the head of global internet research and head of Asia internet, media and telecommunications research at Lehman Brothers from 1996 to 2000. Mr. Sarathy holds a bachelor’s degree and a master’s degree, both in economics, from Peterhouse, Cambridge University.

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

Michael Yang Xu has served as our co-president since 2008. Prior to that, Mr. Xu served as the general manager of multiple divisions of Sinochem Tianjin Co Limited, a subsidiary of Sinochem Group, from 2005 to 2007. Mr. Xu also held various investment and management positions at Sinochem Group, a Chinese state-owned chemical enterprise, from 1994 to 1999, including serving as financial controller of Zhonghuan Jinyuan Real Estate Co Limited, a subsidiary of Sinochem Group. Mr. Xu is currently the International Ambassador of Search Engine Marketing Professional Organization, also known as SEMPO, and the chairman of SEMPO’s Greater China working group. Mr. Xu holds a bachelor’s degree in accounting from Renmin University of China, a master’s degree in telecommunication systems from California State University, East Bay, and an MBA degree from California State University, East Bay.

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

B.    Compensation

For 2018, we paid an aggregate of approximately RMB13.0 million (US$1.9 million) in cash to our executive officers and directors as a group. Our PRC subsidiary and consolidated affiliated entities are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, housing fund, unemployment and other statutory benefits. Our executive officers and directors also received equity incentive compensation in the form of equity awards. For 2018, we granted an aggregate of 4,957 restricted share units to our executive officers and directors. For details on the share incentive grants to our executive officers and directors, see “—Share Incentive Plans.”

Share Incentive Plans

Gridsum Holding Inc. Stock Option Plan

Our stock option plan was originally adopted in 2011 and amended in 2014 and 2017. This plan, which we refer to as our Stock Option Plan, is intended to promote our success and shareholder value by attracting, motivating and retaining selected employees and other eligible participants through awards of stock options.

A maximum of 2,500,000 ordinary shares were issuable pursuant to awards under our Stock Option Plan. As of March 31, 2019, 1,298,907 Class B ordinary shares were issuable pursuant to stock options outstanding under our Stock Option Plan. After the completion of our initial public offering, awards were no longer made under the Stock Option Plan, and were made under a successor equity plan known as Gridsum Holding Inc. Equity Incentive Plan, or our Equity Incentive Plan.

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

Gridsum Holding Inc. Equity Incentive Plan

We adopted our Equity Incentive Plan upon the completion of our initial public offering in September 2016, and the Equity Incentive Plan was amended in 2017. The maximum number of shares which may be issued pursuant to all awards under our Equity Incentive Plan was 2,500,000 initially. The number of shares reserved for issuance under our Equity Incentive Plan has increased automatically on January 1, 2017, 2018 and 2019, and will increase automatically on January 1 of each of 2020 through 2026 by the number of shares equal to 2.5% of the aggregate number of outstanding Class B ordinary shares as of the immediately preceding December 31. However, our Board of Directors may reduce the amount of the increase in any particular year. In addition, the following Class B ordinary shares will again be available for grant and issuance under our Equity Incentive Plan:

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

As of March 31, 2019, 2,915,000 Class B ordinary shares may be issued pursuant to outstanding stock options and 1,372,801 Class B ordinary shares may be issued pursuant to outstanding RSUs under our Equity Incentive Plan, and there were 154,257 Class B ordinary shares reserved for future issuance.

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

The following table summarizes outstanding options held by our executive officers and directors as of March 31, 2019.

Name	Class B Ordinary Shares Underlying Options Awarded	Exercise Price (US$/Share)	Date of Grant	Date of Expiration
Guosheng Qi	500,000	10.11	January 3, 2017	January 3, 2027
Xudong Gao	*	0.42	January 1, 2011	January 1, 2021
	*	0.42	July 1, 2011	July 1, 2021
Yanchun Bai	*	0.42	September 1, 2012	September 1, 2022
	*	0.42	September 1, 2013	September 1, 2023
Michael Peng Zhang	*	0.42	February 10, 2014	February 10, 2024
	*	10.11	January 3, 2017	January 3, 2027
Ravi Sarathy	300,000	10.11	January 3, 2017	January 3, 2027
	400,000	2.23	February 1, 2019	January 31, 2029
John Jiyang Liu	*	0.42	December 10, 2014	December 10, 2024
	*	10.11	January 3, 2017	January 3, 2027
Herman Fong	925,000	2.23	February 1, 2019	January 31, 2029

*	Upon exercise of all options granted and vesting of all restricted share units, would beneficially own less than 1% of our outstanding ordinary shares.

The following table summarizes outstanding RSUs held by our executive officers and directors under our Equity Incentive Plan as of March 31, 2019.

Name	Class B Ordinary Shares Underlying Options Awarded	Date of Grant	Date of Expiration
Xijian Liu	*	August 28, 2017	August 28, 2027
	*	August 28, 2018	August 28, 2028

*	Upon exercise of all options granted and vesting of all restricted share units, would beneficially own less than 1% of our outstanding ordinary shares.

As of March 31, 2019, other individuals as a group hold options to purchase 1,218,621 Class B ordinary shares, with a weighted average exercise price of US$2.24 per ordinary share; other individuals as a group hold RSUs for 1,364,627 Class B ordinary shares upon vesting.

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

Audit Committee

Our Audit Committee consists of Mr. Gao, Mr. Lee and Mr. Lu, and is chaired by Mr. Lee. We have determined that Mr. Gao, Mr. Lee and Mr. Lu each satisfy the independence requirements of The Nasdaq Stock Market and Rule 10A-3 under the Exchange Act. Mr. Lee meets the criteria of an audit committee financial expert as set forth under the applicable rules of the SEC.

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

Compensation Committee

Our Compensation Committee consists of Mr. Gao and Mr. Lee, and is chaired by Mr. Gao. We have determined that Mr. Gao and Mr. Lee each satisfy the independence requirements of The Nasdaq Stock Market for compensation committee members set forth in Rule 5605(d)(2)(A).

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

Nominating and Corporate Governance Committee

Our Nominating and Corporate Governance Committee consists of Mr. Gao, Mr. Qi and Mr. Lu, and is chaired by Mr. Lu. We have determined that Mr. Gao and Mr. Lu each satisfy the independence requirements of The Nasdaq Stock Market. The Nominating and Corporate Governance Committee assists the Board of Directors in selecting individuals qualified to serve on the Board of Directors and in determining the composition of the Board of Directors and its committees. The Nominating and Corporate Governance Committee is responsible for, among other things:

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

D.    Employees

We had 929, 1,078 and 1,192 employees as of December 31, 2016, 2017 and 2018, respectively. All of our employees are based in China.

The following table sets out the breakdown of our employees by function as of December 31, 2018:

Function	Number of employees
Sales and marketing	571
Research and development	491
General and administrative	130
Total	1,192

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

E.    Share Ownership

The following table sets forth information concerning the beneficial ownership of our ordinary shares, as of March 31, 2019, by:

•	each of our directors and executive officers; and

•	each person known to us to beneficially own more than 5% of our ordinary shares.

The calculations in the table below are based on 34,302,710 ordinary shares outstanding as of March 31, 2019, comprising (i) 4,543,461 Class A ordinary shares, and (ii) 29,759,249 Class B ordinary shares (excluding 794,358 Class B ordinary shares issued to our depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under our share incentive plans).

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days of March 31, 2019, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Ordinary shares beneficially owned
	Class A ordinary shares	Class B ordinary shares	Total ordinary shares on as- converted basis	% of total ordinary shares on as- converted basis	% of aggregate voting power (2)
Directors and Executive Officers: (1)
Guosheng Qi(3)	4,543,461	4,792,667	9,336,128	27.0	66.5
Guofa Yu(4)	—	1,393,038	1,393,038	4.1	1.9
Herman Fong	—	—	—	—	—
Yanchun Bai	—	*	*	*	*
Xudong Gao	—	*	*	*	*
Dannis Cheuk Yin Lee	—	—	—	—	—
Feng Lu	—	—	—	—	—
Michael Peng Zhang	—	*	*	*	*
Ravi Sarathy	—	*	*	*	*
John Jiyang Liu	—	*	*	*	*
Aaron Feng Li(5)	—	1,200,000	1,200,000	3.5	1.6
Michael Yang Xu(6)	—	515,000	515,000	1.5	0.7
Xijian Liu	—	*	*	*	*
All directors and executive officers as a group (13 persons)	4,543,461	7,165,731	11,709,192	32.9	68.8
Principal Shareholders:
Generation Gospel Limited (7)	4,543,461	1,167,707	5,711,168	16.5	61.7
FutureX Innovation SPC (8)	—	6,153,846	6,153,846	17.9	8.2
Fairy Spirit Limited(9)	—	3,563,501	3,563,501	10.4	4.7

	Ordinary shares beneficially owned
	Class A ordinary shares	Class B ordinary shares	Total ordinary shares on as- converted basis	% of total ordinary shares on as- converted basis	% of aggregate voting power (2)
Steamboat Ventures Asia, L.P. (10)	—	3,439,340	3,439,340	10.0	4.6
Hammer Capital Private Investments Limited (11)	—	3,125,000	3,125,000	9.1	4.2
Light Street Capital Management, LLC (12)	—	2,608,528	2,608,528	7.6	3.5
Moon Capital Management LP (13)	—	2,374,675	2,374,675	6.9	3.2
Entities affiliated with Goldman Sachs (14)	—	2,275,157	2,275,157	6.6	3.0
Garden Enterprises Ltd. (15)	—	1,393,038	1,393,038	4.1	1.9

*	Represents less than 1%.
(1)	The business address of our directors and executive officers is South Wing, High Technology Building, No. 229 North 4th Ring Road, Haidian District, Beijing 100083, People’s Republic of China.
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

(3)

Represents (i) 4,543,461 Class A ordinary shares held by Generation Gospel Limited, as described in footnote (7); (ii) 937,500 Class B ordinary shares directly held by Mr. Qi or held by Generation Gospel Limited, as described in footnote (7); (iii) 3,563,501 Class B ordinary shares held by Fairy Spirit Limited, as described in footnote (9) below; and (iii) 291,666 Class B ordinary shares that Mr. Qi or Generation Gospel Limited is entitled to acquire upon exercise of options held by it under our Stock Option Plan, as described in footnote (7) below.

(4)	Represents 1,393,038 Class B ordinary shares held by Garden Enterprises Ltd., as described in footnote (15) below.
(5)	Represents 1,200,000 Class B ordinary shares beneficially owned by Mr. Li through Fairy Spirit Limited, as described in footnote (9) below.
(6)	Represents 515,000 Class B ordinary shares beneficially owned by Mr. Xu through Fairy Spirit Limited, as described in footnote (9) below.
(7)

Represents (i) 4,543,461 Class A ordinary shares, (ii) 890,625 Class B ordinary shares, and (ii) 277,082 Class B ordinary shares that Generation Gospel Limited is entitled to acquire upon exercise of options held by it under our Stock Option Plan. Generation Gospel Limited, a British Virgin Islands company, is wholly owned by Guosheng Qi, our chief executive officer and chairman. The registered address of Generation Gospel Limited is Geneva Place, Waterfront Drive, P.O. Box 3469, Road Town, Tortola, British Virgin Islands.

(8)

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

(9)

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

(10)

Represents 3,439,340 Class B ordinary shares owned by Steamboat Ventures Asia, L.P., as reported in a Schedule 13G jointly filed on February 14, 2019 by Steamboat Ventures Asia, L.P., Steamboat Ventures Asia Manager, L.P., Steamboat Ventures Asia GP, Ltd., John R. Ball and Liping Fan. According to the Schedule 13G filing, the general partner of Steamboat Ventures Asia, L.P. is Steamboat Ventures Asia Managers, L.P. The general partner of Steamboat Ventures Asia Managers, L.P. is Steamboat Ventures Asia GP, Ltd. John R. Ball and Liping Fan are directors of Steamboat Ventures Asia GP, Ltd., and may be deemed to have share power to vote and dispose of these shares. The business address of these entities and persons is Steamboat Ventures Asia, c/o Campbell’s Corporate Services Limited, Floor 4, Willow House, Cricket Square, P.O. Box 268, Grand Cayman KY1-9010, Cayman Islands.

(11)

Hammer Capital Private Investments Limited, a British Virgin Islands company, acquired 3,125,000 Class B ordinary shares on March 4, 2019 pursuant to a share subscription agreement dated February 28, 2019. The registered address of Hammer Capital Private Investments Limited is Mandar House, 3rd Floor, Johnson’s Ghut, Tortola, British Virgin Islands.

(12)

Represents (i) 2,535,146 Class B ordinary shares held in the form of ADSs for the account of Light Street Mercury Master Fund, L.P., or Mercury, and (ii) 73,382 Class B ordinary shares held in the form of ADSs for the account of Light Street Tungsten Master Fund, L.P., or Tungsten, as reported in a Schedule 13G jointly filed on February 14, 2019 by Light Street Capital Management, LLC, or LSCM, Glen Thomas Kacher and Mercury. LSCM serves as investment adviser and general partner to each of Mercury and Tungsten, and, in such capacity, exercises voting and investment power over the shares held in the accounts for each of Mercury and Tungsten. Glen Thomas Kacher is the chief investment officer of LSCM. The business address for these entities and persons is 525 University Avenue, Suite 300, Palo Alto, CA 94301.

(13)

Represents 151,403 Class B ordinary shares directly owned by Moon Capital Master Fund Ltd., or the Flagship Fund, and 2,195,569 Class B ordinary shares owned directly by Moon Capital Partners Master Fund Ltd., or the Partners Fund, and 17,703 Class B ordinary shares directly owned by Moon Capital Performance Plus Master Fund Ltd., or the Performance Plus Fund, as reported in a Schedule 13G jointly filed on February 13, 2019 by Moon Capital Management LP, JWM Capital LLC, John W. Moon, the Flagship Fund, the Partnership Fund and the Performance Plus Fund. According to the Schedule 13G filing, Moon Capital Management LP serves as the investment manager of the Flagship Fund, the Partners Fund and the Performance Plus Fund. JWM Capital LLC serves as the general partner to Moon Capital Management LP, with respect to the Class B ordinary shares directly owned by the Flagship Fund and the Partners Fund. John W. Moon serves as the managing member of JWM Capital LLC with respect to the Class B ordinary shares directly owned by the Flagship Fund and the Partners Fund. The business address for these entities and persons is 499 Park Avenue, 8th Floor, New York, NY 10022.

(14)

The number of ordinary shares beneficially owned is as of December 31, 2018, as reported in a Schedule 13G jointly filed on February 11, 2019 by The Goldman Sachs Group, Inc., Goldman, Sachs & Co. LLC and certain other entities. The ordinary shares beneficially owned by entities affiliated with Goldman Sachs include (i) 1,657,444 Class B ordinary shares held by Broad Street Principal Investments, L.L.C., (ii) 258,332 Class B ordinary shares held by Bridge Street 2015, L.P., (iii) 96,231 Class B ordinary shares held by Bridge Street 2015 Offshore, L.P., (iv) 66,539 Class B ordinary shares held by MBD 2015, L.P., (v) 23,933 Class B ordinary shares held by MBD 2015 Offshore, L.P., (vi) 75,377 Class B ordinary shares held by Stone Street 2015, L.P., (vii) 32,069 Class B ordinary shares held by Stone Street 2015 Offshore L.P., and (viii) the Goldman Sachs Group, Inc. and Goldman, Sachs & Co. may also be deemed to beneficially own 65,232 Class B ordinary shares in the form of ADS held by certain other investment entities of which Goldman, Sachs & Co. acts as the investment manager. The Goldman Sachs Group, Inc. is the parent holding company of the entities in abovementioned item (i) to (vii). The business address of these entities is 200 West Street, New York, NY 10282.

(15)

Represents 1,393,038 Class B ordinary shares held by Garden Enterprises Ltd., a British Virgin Islands company wholly owned by Guofa Yu, our director and chief operating officer. The registered address of Garden Enterprises Ltd. is Geneva Place, Waterfront Drive, PO Box 3469, Road Town, Tortola, British Virgin Islands.

To our knowledge, as of March 31, 2019, four shareholders in the United States held an aggregate of 900,248 Class B ordinary shares, representing approximately 2.6% of our total outstanding ordinary shares on record as of March 31, 2019, and none of our outstanding Class A ordinary shares were held by record holders in the United States. In addition, Citi (Nominees) Limited, the custodian of our depositary bank, held 17,953,700 Class B ordinary shares on record (excluding 794,358 Class B ordinary shares issued to it for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under our share incentive plans), representing approximately 52.3% of our total outstanding shares on record as of March 31, 2019. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company, other than the previously announced proposed going private transaction described in “Item 4. Information on the Company—A. History and Development of the Company.”

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

Loan Guarantee

In 2017 and 2018, we entered into several short-term guaranteed loan agreements. Each of the loan agreements provides for a RMB revolving credit facility with a maturity term within twelve months. Guosheng Qi, our chief executive officer and chairman, provided guarantees for some of these credit facilities.

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

On April 25, 2018 and June 25, 2018, purported securities class action complaints were filed in the United States District Court for the Southern District of New York against us, Guosheng Qi, our chief executive officer and chairman, and Michael Peng Zhang, our co-chief financial officer, among other defendants. These lawsuits, which are captioned Xu v. Gridsum Holding Inc., et al., Case No. 18-CV-3655, and Li v. Gridsum Holding Inc., et al., Case No. 18-CV-5749, alleged, among other things, that “false and/or misleading statements” were made “and/or” we failed to disclose our lack of effective controls over financial reporting, in connection with our announcement on April 23, 2018 that our financial statements for the year ended December 31, 2016 should no longer be relied upon. On September 17, 2018, the court appointed a lead plaintiff pursuant to the Private Securities Litigation Reform Act of 1995 and ordered the lawsuits consolidated. A consolidated amended complaint was filed on November 30, 2018 that variously alleges violations of Sections 10(b) and 20(a) of the Securities Exchange Act of 1934, Rule 10b-5 of the Securities Exchange Act of 1934, and Sections 11 and 15 of the Securities Act for a putative class period between September 22, 2016 to April 20, 2018, against us and our current and former officers and directors, among other defendants. On March 1, 2019, the lead plaintiff filed a second amended class action complaint, or the SAC. The court has entered a schedule for the defendants’ motions to dismiss the SAC, and the briefing on defendants’ motions is now underway.

On July 2, 2018, a third purported securities class action complaint was filed in the Supreme Court of the State of New York against us and certain of our current and former directors and executive officers, among other defendants, variously alleging violations of Sections 11, 12(a)(2) and 15 of the Securities Act against them. The lawsuit, captioned, Gordon v. Gridsum Holding Inc., et al., Index No. 18-653342, is brought on behalf of a putative class of shareholders who “purchased or otherwise acquired” ADSs in our initial public offering on September 23, 2016, and are based on substantially the same allegations as the consolidated proceeding described above. On January 22, 2019, an amended complaint was filed. On April 10, 2019, the court granted our motion to stay this action pending the determination of the federal action, and this action remains stayed.

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

ITEM 9. THE OFFER AND LISTING

A.    Offer and Listing Details

Our ADSs have been quoted on The Nasdaq Stock Market under the symbol “GSUM” since September 23, 2016. Each ADS represents one Class B ordinary share. On April 23, 2019, the last reported sale price of our ADSs on The Nasdaq Stock Market was US$3.20.

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

D.    Exchange Controls

Foreign Currency Exchange

See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations on Foreign Exchange.”

Dividend Distribution

See “Item 4. Information on the Company—B. Business Overview— Regulation—Regulations on Dividend Distribution.”

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

People’s Republic of China Taxation

The PRC Enterprise Income Tax Law, or the EIT Law, which became effective on January 1, 2008 and was most recently amended on December 29, 2018, provides that an enterprise established under the laws of a foreign country or region but whose “de facto management body” is located in the PRC is treated as a PRC resident enterprise for PRC tax purposes and consequently is subject to PRC enterprise income tax at the rate of 25% on its global income. On April 22, 2009, the SAT issued Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC controlled enterprise that is incorporated offshore is located in the PRC. Furthermore, the SAT issued Bulletin No. 45, which became effective on September 1, 2011 and was most recently amended on June 15, 2018, to provide more guidance on the implementation of Circular 82. Bulletin No. 45 clarified certain issues in the areas of resident status determination, post-determination administration and competent tax authorities procedures. According to Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be considered as a PRC tax resident enterprise by virtue of having its “de facto management body” in the PRC only if all of the following conditions are met: (a) the senior management and core management departments in charge of its daily operations are located mainly in the PRC; (b) its financial and human resources decisions are subject to determination or approval by persons or bodies in the PRC; (c) its major assets, accounting books, company seals, and minutes and files of its board and shareholders’ meetings are located or kept in the PRC; and (d) at least half of the enterprise’s directors or senior management with voting rights habitually reside in the PRC. Although Circular 82 and Bulletin No. 45 only apply to offshore incorporated enterprises controlled by PRC enterprises or PRC enterprise groups and not those controlled by PRC individuals or foreigners, the determination criteria set forth therein may reflect the SAT’s general position on how the term “de facto management body” could be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises, individuals or foreigners.

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

If we are deemed a “non-resident enterprise” by the PRC tax authorities, the dividends paid to us by our PRC subsidiary will be subject to a 10% withholding tax (or a 5% withholding tax in certain circumstances discussed below). The EIT Law imposes a withholding income tax of 10% on dividends distributed by a foreign-invested enterprises to its immediate holding company outside of the PRC, if such immediate holding company is considered as a non-resident enterprise without any establishment or place of business within the PRC or if the received dividends have no connection with the establishment or place of business of such immediate holding company within the PRC, unless such immediate holding company’s jurisdiction of incorporation has a tax treaty with the PRC that provides for a different withholding arrangement. Under the Arrangement Between the PRC and the Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion With Respect to Taxes on Income, the dividend withholding tax rate may be reduced to 5%, if a Hong Kong resident enterprise that receives the dividends is considered a “non-resident enterprise” and holds at least 25% of the equity interests in the PRC enterprise distributing the dividends, subject to approval of the PRC local tax authority. However, if the Hong Kong resident enterprise is not considered to be the beneficial owner of such dividends under applicable PRC tax regulations, such dividends may remain subject to withholding tax at a rate of 10%. Accordingly, dividends received by Gridsum HK from our PRC subsidiary will be subject to PRC withholding tax, the rate of which might be reduced from 10% to 5% if Gridsum HK satisfies the relevant conditions under applicable PRC tax regulations and obtains the approvals as required.

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

Assuming we are the owner of our VIE for U.S. federal income tax purposes, based on our current income and assets and the value of our ADSs and Class B ordinary shares, we do not believe we were a PFIC for the 2018 taxable year or for prior years, and we presently do not expect to be classified as a PFIC for the current taxable year and we do not anticipate becoming a PFIC in future taxable years. While we do not anticipate becoming a PFIC, changes in the nature of our income or assets or the value of our ADSs and Class B ordinary shares may cause us to become a PFIC for the current or any subsequent taxable year. Under circumstances where revenues from activities that produce passive income significantly increase relative to our revenues from activities that produce non-passive income or where we determine not to deploy significant amounts of cash, our risk of becoming classified as a PFIC may substantially increase.

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

The value of the RMB against the U.S. Dollar and other currencies is affected by changes in China’s political and economic conditions and China’s foreign exchange policies, among other things. On July 21, 2005, the PRC government changed its decades-old policy of pegging the value of the RMB to the U.S. Dollar, and the RMB appreciated by more than 20% against the U.S. Dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the RMB and the U.S. Dollar remained within a narrow band. Since June 2010, the RMB has fluctuated against the U.S. Dollar, at times significantly and unpredictably, and in recent years the RMB has depreciated significantly against the U.S. Dollar. Since October 1, 2016, the RMB has joined the International Monetary Fund’s basket of currencies that make up the Special Drawing Right (SDR), along with the U.S. Dollar, Euro, Japanese yen and British pound. In 2016 and 2017, the value of the RMB depreciated by approximately 7.2% and appreciated by approximately 6.7% against the U.S. Dollar, respectively. From the end of 2017 through the end of 2018, the value of the RMB depreciated by approximately 5.4% against the U.S. Dollar. With the development of the foreign exchange market and progress towards interest rate liberalization and RMB internationalization, the PRC government may in the future announce further changes to the exchange rate system and there is no guarantee that the RMB will not appreciate or depreciate significantly in value against the U.S. Dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. Dollar in the future.

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

As of December 31, 2018, we had RMB-denominated cash and cash equivalents of RMB53.8 million, and U.S. Dollar-denominated cash and cash equivalents of US$5.7 million. Assuming we had converted RMB53.8 million into U.S. Dollars at the exchange rate of RMB6.8755 for US$1.00 as of December 31, 2018, our U.S. Dollar cash and cash equivalents would have been US$13.5 million. If the RMB had depreciated by 10% against the U.S. Dollar, our U.S. Dollar cash and cash equivalents would have been US$12.7 million instead. Assuming we had converted US$5.7 million into RMB at the exchange rate of RMB6.8755 for US$1.00 as of December 31, 2018, our RMB cash and cash equivalents would have been RMB92.7 million. If the RMB had appreciated by 10% against the U.S. Dollar, our RMB cash and cash equivalents would have been RMB89.1 million instead.

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

Inflation Risk

To date, inflation in China has not materially impacted our results of operations. According to the PRC National Bureau of Statistics, the year-over-year percent changes in the consumer price index for December 2016, 2017 and 2018 were increases of 2.1%, 1.8% and 1.9%, respectively. Although we have not been materially affected by inflation in the past, we can provide no assurance that we will not be affected in the future by higher rates of inflation in China.

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

Fees and Payments from the Depositary to Us

The depositary bank may reimburse us for certain expenses incurred by us in respect of the ADR program, by making available a portion of the ADS fees charged in respect of the ADR program or otherwise, upon such terms and conditions as we and the depositary bank agree from time to time. We did not receive any reimbursement from the depositary for the expenses related to the administration and maintenance of the facility for the year ended December 31, 2018.

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

For the period from September 22, 2016, the date that the F-1 registration statement was declared effective by the SEC, to December 31, 2018, we have used all of the net proceeds from our initial public offering for general corporate purposes which include working capital, improvement of corporate facilities, sales and marketing activities, business acquisition and other general and administrative matters. None of the net proceeds from our initial public offering were directly or indirectly paid to the directors, officers, general partners of our company or their associates, persons owning 10% or more of our Class A or Class B ordinary shares, or our affiliates.

ITEM 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our chief executive officer and our co-chief financial officers, we carried out an evaluation of the effectiveness of our disclosure controls and procedures, which is defined in Rule 13a-15(e) of the Exchange Act, as of December 31, 2018.

Based upon that evaluation, our management has concluded that, due to the outstanding material weaknesses and other control deficiencies described below, as of December 31, 2018, our disclosure controls and procedures were not effective in ensuring that the information required to be disclosed by us in the reports that we file and furnish under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act was accumulated and communicated to our management, including our chief executive officer and co-chief financial officers, as appropriate, to allow timely decisions regarding required disclosure.

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

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the Securities and Exchange Commission, our management including our chief executive officer and co-chief financial officers assessed the effectiveness of internal control over financial reporting as of December 31, 2018 using the criteria set forth in the report “Internal Control—Integrated Framework” published by the Committee of Sponsoring Organizations of the Treadway Commission (known as COSO).

Based on this evaluation, our management identified two material weaknesses and certain other control deficiencies in our internal controls, as defined in the standards established by U.S. Public Company Accounting Oversight Board, in our internal control over financial reporting as of December 31, 2018. A material weakness is a deficiency, or combination of deficiencies, in internal controls, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

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

Based on this assessment, our management has concluded that our internal control over financial reporting was not effective as of December 31, 2018. These material weaknesses resulted in the restatement of our financial statements as of and for the years ended December 31, 2015 and 2016.

Changes in Internal Control over Financial Reporting

Since January 1, 2018, we have taken initiatives to improve our internal control over financial reporting to address the material weaknesses and certain other control deficiencies that have been identified, including:

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

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our Board of Directors has determined that Mr. Lee, the chairman of our Audit Committee and an independent director, qualifies as an “audit committee financial expert” as defined in Item 16A of Form 20-F.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees in connection with professional services rendered by Shandong Haoxin Certified Public Accountants Co. Ltd., Marcum Bernstein & Pinchuk LLP and PricewaterhouseCoopers Zhong Tian LLP, each an independent registered public accounting firm, for the periods indicated.

For the Year Ended December 31,
	2017	2018
	(in thousands)	(in thousands)
Audit Fees	US$1,068	US$1,357
Audit-Related Fees	US$283	US$600
Tax Fees	—	—
All Other Fees	—	US$28
Total	US$1,351	US$1,985

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

All Other Fees. There were no other fees billed for the fiscal years ended December 31, 2017 and 2018, respectively.

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

Not applicable.

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

We currently follow our home country practices that does not require a majority of our directors to be independent and that does not require us to solicit proxy and hold meetings of our shareholders every year. In addition, our Chief Executive Officer, who is not an independent director, serves as a member of our nominating and corporate governance committee, and our independent directors do not hold regularly scheduled meetings at which only independent directors are present. As a result, we may have less independent oversight over the management than other companies that are listed on The Nasdaq Stock Market. Other than the practices described above, there are no significant differences between our corporate governance practices and those followed by U.S. domestic companies under the rules of The Nasdaq Stock Market.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

The consolidated financial statements of Gridsum Holding Inc., its subsidiaries and its consolidated affiliated entities are included at the end of this annual report.

ITEM 19. EXHIBITS

EXHIBIT INDEX

Exhibit Number	Exhibit Title	Incorporated by Reference
		Form	File No.	Exhibit No.	Filing Date

1.1	Fifth Amended and Restated Memorandum and Articles of Association of the registrant	F-1	333-213348	3.3	August 26, 2016

2.1	Specimen Certificate for Class B ordinary shares	F-1	333-213348	4.2	August 26, 2016

2.2	Deposit Agreement among the registrant, the depositary and all holders and beneficial owners of the American Depositary Shares issued thereunder	S-8	333-216798	4.3	March 17, 2017

2.3	Specimen American Depositary Receipt (included in Exhibit 2.2)

2.4	Second Amended and Restated Shareholders’ Agreement dated June 30, 2015 among the registrant and certain other parties	F-1	333-213348	4.4	August 26, 2016

2.5	Registration Rights Agreement dated May 5, 2018 between the registrant and FutureX Innovation SPC	6-K	001-37871	99.3	May 7, 2018

4.1	Gridsum Holding Inc. Stock Option Plan	6-K	001-37871	99.1	March 17, 2017

4.2	Gridsum Holding Inc. Equity Incentive Plan	6-K	001-37871	99.2	March 17, 2017

4.3	Form of Indemnification Agreement between the registrant and members of its board of directors and its executive officers	F-1	333-213348	10.3	August 26, 2016

4.4	Form of Employment Agreement between the registrant and its executive officers	F-1	333-213348	10.4	August 26, 2016

4.5	Exclusive Business Cooperation Agreement dated December 22, 2014 between Dissector (Beijing) Technology Co., Ltd. and Gridsum Holding (Beijing) Co., Ltd.	F-1	333-213348	10.5	August 26, 2016

4.6	Exclusive Option Agreements dated December 22, 2014 among Dissector (Beijing) Technology Co., Ltd., Gridsum Holding (Beijing) Co., Ltd. and the shareholders of Gridsum Holding (Beijing) Co., Ltd.	F-1	333-213348	10.6	August 26, 2016

4.7	Shareholders’ Voting Rights Proxy Agreements dated December 22, 2014 among Dissector (Beijing) Technology Co., Ltd., Gridsum Holding (Beijing) Co., Ltd. and the shareholders of Gridsum Holding (Beijing) Co., Ltd.	F-1	333-213348	10.7	August 26, 2016

4.8	Equity Pledge Agreements dated December 22, 2014 among Dissector (Beijing) Technology Co., Ltd., Gridsum Holding (Beijing) Co., Ltd. and the shareholders of Gridsum Holding (Beijing) Co., Ltd.	F-1	333-213348	10.8	August 26, 2016

4.9	English Translation of the Cooperation Agreement, dated March 16, 2012, by and between Beijing Gridsum Technology Co., Ltd. and the State Information Center of China	F-1	333-213348	10.9	August 26, 2016

4.10	US$40 Million Convertible Note issued by the registrant, dated May 5, 2018	6-K	001-37871	99.2	May 7, 2018

4.11	Convertible Note Purchase Agreement dated April 30, 2018 by and between the registrant and FutureX Innovation SPC (on behalf of and for the account of New Technology Fund II SP as one of its segregated portfolios)	20-F	001-37871	4.13	January 7, 2019

4.12	Registration Rights Agreement dated March 4, 2019 between the registrant and certain other parties	6-K	001-37871	99.1	March 4, 2019

8.1*	List of significant subsidiaries and consolidated affiliated entities

12.1*	CEO Certification required by Rule 13a-14(a)

12.2*	Co-CFO Certification required by Rule 13a-14(a)

12.3*	Co-CFO Certification required by Rule 13a-14(a)

13.1**	CEO Certification required by Rule 13a-14(b)

13.2**	Co-CFO Certification required by Rule 13a-14(b)

13.3**	Co-CFO Certification required by Rule 13a-14(b)

15.1*	Consent of Independent Registered Public Accounting Firm

15.2*	Consent of Merits & Tree Law Offices

101.INS*	XBRL Instance Document.

101.SCH*	XBRL Taxonomy Extension Schema Document.

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document.

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document.

*	Filed herewith
**	Furnished herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Gridsum Holding Inc.

By:	/s/ Guosheng Qi
Name:	Guosheng Qi
Title:	Chief Executive Officer and Chairman

Date: April 24, 2019

Gridsum Holding Inc.

Report of Independent Registered Public Accounting Firm

To the shareholders and the board of directors of Gridsum Holding Inc.

Opinion on the Financial Statements

We have audited the accompanying balance sheets of Gridsum Holding Inc. and its subsidiaries (the “Company”) as of December 31, 2018 and 2017, the related statements of consolidated statements of comprehensive loss, shareholders’ equity and cash flows, for each of the three years in the period ended December 31, 2018, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Shandong Haoxin Certified Public Accountants Co., Ltd.

Shandong Haoxin Certified Public Accountants Co., Ltd.

We have served as the Company’s auditor since 2019.

Weifang, the People’s Republic of China

April 24, 2019

Gridsum Holding Inc.

CONSOLIDATED BALANCE SHEETS

As of December 31, 2017 and 2018

(In thousands, except for share and per share data)

	As of December 31,
	2017	2018	2018
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	166,690	92,684	13,480
Time deposit	—	—	—
Restricted cash	245,320	1,334	194
Notes Receivable	6,000	—	—
Accounts receivable, net	599,280	397,969	57,882
Prepayments and other current assets	306,092	294,904	42,892
Total current assets	1,323,382	786,891	114,448

Non-current assets:
Investment in associates	—	5,000	727
Property and equipment, net	50,873	62,328	9,065
Intangible assets, net	9,426	13,840	2,013
Goodwill	537	537	78
Deferred tax assets	18,392	46,359	6,742
Other non-current assets	487	435	63
Total non-current assets	79,715	128,499	18,688
Total assets	1,403,097	915,390	133,136

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term bank loans	266,019	5,000	727
Accounts payable	208,152	97,293	14,150
Salary and welfare payables	60,696	65,451	9,519
Taxes payable	103,331	110,529	16,076
Deferred revenues	13,391	36,126	5,254
Advances from customers	116,847	154,731	22,504
Accrued expenses and other current liabilities	90,721	147,940	21,517
Derivative liabilities	—	596	87
Convertible note	—	242,702	35,300
Total current liabilities	859,157	860,368	125,134

Non-current liabilities:
Deferred tax liabilities	249	212	30
Total non-current liabilities	249	212	30
Total liabilities	859,406	860,580	125,164

Gridsum Holding Inc.

CONSOLIDATED BALANCE SHEETS

As of December 31, 2017 and 2018

(In thousands, except for share and per share data)

	As of December 31,
	2017	2018	2018
	RMB	RMB	US$
Commitments and contingencies

Shareholders’ equity:
Ordinary shares—Class A (US$0.001 par value; 20,000,000 shares authorized, 4,543,461 shares issued and outstanding as of December 31, 2017 and 2018)	31	31	5
Ordinary shares—Class B (US$0.001 par value; 180,000,000 shares authorized; 26,280,367 and 26,289,929 shares issued and outstanding as of December 31, 2017 and 2018, respectively)	176	177	26
Additional paid-in capital	1,107,201	1,146,253	166,715
Statutory reserve	6,730	12,903	1,877
Accumulated other comprehensive loss	(30,539)	(35,496)	(5,163)
Accumulated deficit	(549,911)	(1,077,409)	(156,703)
Total Gridsum’s shareholders’ equity	533,688	46,459	6,757
Non-controlling interests	10,003	8,351	1,215
Total shareholders’ equity	543,691	54,810	7,972
Total liabilities and shareholders’ equity	1,403,097	915,390	133,136

The accompanying notes are an integral part of these consolidated financial statements.

Gridsum Holding Inc.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

For the Years Ended December 31, 2016, 2017 and 2018

(In thousands, except for share and per share data)

	For the Year Ended December 31,
	2016	2017	2018	2018
	RMB	RMB	RMB	US$
Revenues:
Enterprise	311,106	377,013	387,574	56,370
e-Government and other	60,772	102,216	53,117	7,726
Less: Business tax and surcharges	(8,055)	(9,696)	(9,444)	(1,374)
Net revenues	363,823	469,533	431,247	62,722
Cost of revenues(1)	(55,707)	(94,640)	(100,867)	(14,670)
Gross profit	308,116	374,893	330,380	48,052
Operating expenses(1):
Sales and marketing expenses	(139,781)	(192,413)	(166,176)	(24,169)
Research and development expenses	(160,387)	(257,921)	(533,586)	(77,607)
General and administrative expenses	(88,108)	(143,743)	(182,289)	(26,513)
Total operating expenses	(388,276)	(594,077)	(882,051)	(128,289)
Losses from operations	(80,160)	(219,184)	(551,671)	(80,237)
Other income/(expense):
Foreign currency exchange loss	(1,600)	(8,552)	(9,719)	(1,414)
Interest income/(expense), net	(614)	(5,430)	(9,878)	(1,437)
Other income/(expense), net	(1,452)	(1,683)	1,005	146
Amortization of debt discount	—	—	(25,337)	(3,685)
Gain on change in fair value of derivative liabilities	—	—	57,890	8,420
Loss before income tax	(83,826)	(234,849)	(537,710)	(78,207)
Income tax (expense)/benefit	(14,801)	(4,275)	15,165	2,206
Net loss	(98,627)	(239,124)	(522,545)	(76,001)
Less: Net loss attributable to non-controlling interests	(53)	(128)	(1,220)	(177)
Net loss attributable to Gridsum Holding Inc.	(98,574)	(238,996)	(521,325)	(75,824)
Accretion to preferred shares redemption value	(16,725)	—	—	—
Cumulative dividend to preferred shareholders	(12,990)	—	—	—
Net loss attributable to Gridsum’s ordinary shareholders	(128,289)	(238,996)	(521,325)	(75,824)
Net loss	(98,627)	(239,124)	(522,545)	(76,001)
Foreign currency translation adjustment, net of tax	8,923	(20,452)	(4,957)	(721)
Comprehensive loss	(89,704)	(259,576)	(527,502)	(76,722)
Less: Comprehensive loss attributable to non-controlling interests	(53)	(128)	(1,220)	(177)
Comprehensive loss attributable to Gridsum Holding Inc.	(89,651)	(259,448)	(526,282)	(76,545)
Net loss per share attributable to Gridsum’s ordinary shareholders, basic and diluted	(8.52)	(7.90)	(16.91)	(2.46)
Weighted average shares outstanding used in computing net loss per share attributable to Gridsum’s ordinary shareholders	15,054,865	30,243,250	30,827,600	30,827,600

Note:

(1) Share-based compensation expenses were allocated in cost of revenues and operating expenses as follows:

	For the Year Ended December 31,
	2016	2017	2018	2018
	RMB	RMB	RMB	US$
Cost of revenues	319	501	801	117
Sales and marketing expenses	2,252	4,739	6,810	990
Research and development expenses	3,955	8,641	16,310	2,372
General and administrative expenses	4,104	9,046	15,105	2,197

The accompanying notes are an integral part of these consolidated financial statements.

Gridsum Holding Inc.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

For the Years Ended December 31, 2016, 2017 and 2018

(In thousands, except for share and per share data)

			Additional		Accumulated Other			Total
	Ordinary Shares		Paid-in	Statutory	Comprehensive	Accumulated	Non-controlling	Shareholders’
	Shares	Amount	Capital	reserve	Income /(Loss)	Deficit	Interests	(Deficit)/Equity
		RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balances as of January 1, 2016	10,000,000	68	—	—	(19,010)	(196,866)	384	(215,424)
Preferred shares accretion	—	—	(7,980)	—	—	(8,745)	—	(16,725)
Share-based compensation expenses	—	—	10,630	—	—	—	—	10,630
Appropriation of statutory reserves	—	—	—	6,662	—	(6,662)	—	—
Net loss	—	—	—	—	—	(98,574)	(53)	(98,627)
Issuance of ordinary shares upon Initial public offering (“IPO”)	7,705,000	51	614,981	—	—	—	—	615,032
Initial public offering costs	—	—	(33,887)	—	—	—	—	(33,887)
Conversion of preferred shares to Class B ordinary shares	12,030,166	80	507,247	—	—	—	—	507,327
Foreign currency translation adjustments, net of tax	—	—	—	—	8,923	—	—	8,923
Balances as of December 31, 2016	29,735,166	199	1,090,991	6,662	(10,087)	(310,847)	331	777,249
Share-based compensation expenses	—	—	22,927	—	—	—	—	22,927
Appropriation of statutory reserves	—	—	—	68	—	(68)	—	—
Net loss	—	—	—	—	—	(238,996)	(128)	(239,124)
Issuance of ordinary shares upon exercise of share options and restricted stock units	1,088,662	8	3,083	—	—	—	—	3,091
Consolidation of Hainatianchuang	—	—	(9,800)	—	—	—	9,800	—
Foreign currency translation adjustments, net of tax	—	—	—	—	(20,452)	—	—	(20,452)
Balances as of December 31, 2017	30,823,828	207	1,107,201	6,730	(30,539)	(549,911)	10,003	543,691
Share-based compensation expenses	—	—	39,026	—	—	—	—	39,026
Appropriation of statutory reserves	—	—	—	6,173	—	(6,173)	—	—
Net loss	—	—	—	—	—	(521,325)	(1,220)	(522,545)
Issuance of ordinary shares upon exercise of share options and restricted stock units	9,562	1	26	—	—	—	—	27
Purchase of equity shares of Guoxinwangyan	—	—	—	—	—	—	(432)	(432)
Foreign currency translation adjustments, net of tax	—	—	—	—	(4,957)	—	—	(4,957)
Balances as of December 31, 2018	30,833,390	208	1,146,253	12,903	(35,496)	(1,077,409)	8,351	54,810

The accompanying notes are an integral part of these consolidated financial statements.

Gridsum Holding Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years Ended December 31, 2016, 2017 and 2018

(In thousands, except for share and per share data)

	For the Year Ended December 31,
	2016	2017	2018	2018
	RMB	RMB	RMB	US$
Cash flows from operating activities:
Net Loss	(98,627)	(239,124)	(522,545)	(76,001)
Adjustments to reconcile net loss to net cash used in operating activities:
Provision for allowance for doubtful accounts	19,695	24,490	16,532	2,404
Share-based compensation expenses	10,630	22,927	39,026	5,676
Depreciation and amortization expenses	23,893	31,474	34,701	5,047
Deferred tax expenses	(7,118)	(11,296)	(28,004)	(4,073)
Foreign currency exchange (gain)/loss, net	1,600	20,452	4,957	721
Loss on disposal of equipment and leasehold improvement	786	138	4,284	623
Changes in operating assets and liabilities:
Accounts receivable	(102,039)	(267,554)	184,779	26,875
Notes receivable	—	(6,000)	6,000	873
Prepayments and other current assets	(88,546)	(102,361)	12,946	1,883
Accounts payable	(49,996)	158,588	(110,862)	(16,124)
Amounts due to related parties	—	—	—	—
Salary and welfare payable	9,281	18,570	4,756	692
Taxes payable	40,739	36,473	7,198	1,047
Deferred revenues	2,689	(7,666)	22,735	3,307
Advances from customers	(3,401)	7,465	37,884	5,510
Accrued expenses and other current liabilities	5,237	6,720	52,483	7,633
Net cash used in operating activities	(235,177)	(306,704)	(233,130)	(33,907)
Cash flows from investing activities:
Purchase of property, equipment and software	(45,980)	(22,951)	(52,275)	(7,603)
Proceeds from disposal of property, equipment and software	12	31	44	6
Transfer to time deposit	(66,418)	—	—	—
Maturity of time deposit	—	67,574	—	—
Acquisition of subsidiaries, net of cash acquired	—	(1,857)	—	—
Long term investment	—	—	(5,000)	(727)
Net cash provided by/(used in) investing activities	(112,386)	42,797	(57,231)	(8,324)
Cash flows from financing activities:
Proceeds of bank loans	65,000	266,019	5,000	727
Repayment of bank loan	—	(65,000)	(266,019)	(38,691)
Proceeds from issuance of ordinary shares	615,031	3,091	27	4
Payment for IPO costs	(29,892)	(3,362)	—	—
Capital injection from non-controlling interests	400	(9,800)	—	—
Convertible note	—	—	234,039	34,040
Net cash provided by/(used in) financing activities	650,539	190,948	(26,953)	(3,920)
Effect of exchange rate changes on Cash, cash equivalents and restricted cash	22,955	(39,485)	(678)	(99)
Net increase/(decrease) in Cash, cash equivalents and restricted cash	325,931	(112,444)	(317,992)	(46,250)
Cash, cash equivalents and restricted cash at the beginning of the year	198,523	524,454	412,010	59,924
Cash, cash equivalents and restricted cash at the end of the year	524,454	412,010	94,018	13,674
Supplemental disclosures of cash flow information:
Cash paid for income taxes	182	1,820	114	17
Cash paid for interest	707	5,614	649	94
Supplemental schedule of non-cash investing activities:
Property and equipment purchases financed by accrued expenses and other current liabilities	2,144	6,033	4,371	636
Property and equipment purchases transferred from other non-current assets	611	3,460	35,524	5,167
Supplemental schedule of non-cash financing activities:
Accretions to preferred shares redemption value	16,725	—	—	—

The following table provides a reconciliation of cash, cash equivalents, and restricted cash reported within the statement of financial position that sum to the total of the same amounts shown in the statement of cash flows:

Cash and cash equivalents	520,452	166,690	92,684	13,480
Restricted cash	4,002	245,320	1,334	194

Total cash, cash equivalents, and restricted cash shown in the consolidated statements of cash flows	524,454	412,010	94,018	13,674

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

The accompanying consolidated financial statements include the financial statements of the Company, its subsidiaries, VIEs and VIE subsidiaries. As of December 31, 2018, the Company’s operating subsidiaries, operating VIE and operating VIE subsidiaries were as follows:

Operating Subsidiaries	Equity interests held	Place and Date of Incorporation
Gridsum Holding (China) Limited	100%	Hong Kong, July 2014
Dissector (Beijing) Technology Co., Ltd.	100%	PRC, October 2014

Operating VIE	Economic interests held	Place and Date of Incorporation
Gridsum Holding (Beijing) Co., Ltd	100%	PRC, August 2014

Operating VIE Subsidiaries	Economic interests held	Place and Date of Incorporation
Beijing Gridsum Technology Co., Ltd.	100%	PRC, December 2005
Beijing Moment Everlasting Ad Co., Ltd.	100%	PRC, January 2011
Guoxinjunhe (Beijing) Technology Co., Ltd.	100%	PRC, April 2012
Beijing Yunyang Ad Co., Ltd.	100%	PRC, March 2013
Beijing Guoxinwangyan Technology Co., Ltd.	100%	PRC, August 2015
Beijing Gridsum Yizhun Technology Co., Ltd.	100%	PRC, February 2016
Beijing Zhixunyilong Software Co., Ltd.	100%	PRC, May 2017
Beijing Gridsum Wang’an Technology Co., Ltd.	100%	PRC, June 2017
Beijing Hainatianchuang Technology Development Co., Ltd.	51%	PRC, August 2017
Beijing Gridsum Hulian Technology Co., Ltd.	100%	PRC, March 2018

(b)	Reorganization

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

Risks in relation to the VIE structure

In the opinion of the Company’s management, the contractual arrangements discussed above have resulted in the Company and the WFOE having the power to direct activities that most significantly impact the VIEs and VIE subsidiaries, including appointing key management, setting up operating policies, exerting financial controls and transferring profit or assets out of the VIEs and VIE subsidiaries at its discretion. The Company and the WFOE believe they have the right to receive all the benefits and assets of the VIEs and VIE subsidiaries, except for registered capital of the VIEs and VIE subsidiaries totaling RMB146,000 and RMB236,000 as of December 31, 2017 and 2018, respectively. As the VIEs and VIE subsidiaries organized in the PRC were established as limited liability companies under PRC law, their creditors do not have recourse to the general credit of the WFOE for the liabilities of these VIEs and VIE subsidiaries, and the WFOE does not have the obligation to assume the liabilities of these VIEs and VIE subsidiaries.

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

There is no VIE in which the Company has a variable interest but is not the primary beneficiary. Currently there is no contractual arrangement that could require the Company to provide additional financial support to the VIEs.

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

The consolidated financial information of the VIEs and VIE subsidiaries, including the inter-group transactions with other entities in the Group, has been included in the accompanying consolidated financial statements of the Group as follows:

	As of December 31,
	2017	2018
	RMB	RMB
Total assets	1,054,865	864,934
Total liabilities	996,074	937,801

	For the year ended December 31,
	2016	2017	2018
	RMB	RMB	RMB
Net revenues	533,681	558,393	722,022
Net income/(loss)	105,597	160,550	(131,658)

	For the year ended December 31,
	2016	2017	2018
	RMB	RMB	RMB
Net cash provided by/(used in) operating activities	(105,837)	(150,686)	268,946
Net cash used in investing activities	(45,968)	(22,920)	(57,231)
Net cash provided by/(used in) financing activities	62,151	201,019	(261,019)

In accordance with various contractual agreements, the Company has the power to direct the activities of the VIEs and can have assets transferred out of the VIEs. Therefore, the Company considers that there are no assets in the consolidated VIEs that can be used only to settle obligations of the consolidated VIEs, except for registered capital of the VIEs and VIE subsidiaries totaling RMB146,000 and RMB236,000 as of December 31, 2017 and 2018, respectively. As the consolidated VIEs are incorporated as limited liability companies under the Company Law of the People’s Republic of China, creditors do not have recourse to the general credit of the Company for the liabilities of the consolidated VIEs.

Liquidity

The Group has been incurring recurring losses from operations since inception. Accumulated losses from operations were RMB549,911 and RMB1,077,409 as of December 31, 2017 and 2018, respectively. The net cash used in operating activities was RMB235,177, RMB306,704 and RMB233,130 for the years ended December 31, 2016, 2017 and 2018, respectively.

GRIDSUM HOLDING INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(In thousands, except for share and per share data)

1.	Organization and Principal Activities (continued)

The Group’s ability to fund operations is based on its ability to generate cash, its ability to attract investors and its ability to borrow funds on reasonable economic terms. Historically, the Group has relied principally on operational sources of cash and non-operational sources of financing from investors and banks to fund its operations and business development. The Group depends on management’s ability to successfully execute its business plan, which includes increasing revenues while controlling operating expenses, as well as generating operational cash flows and continuing to gain support from outside sources of financing. The Group completed its initial public offering in September 2016 (see Note 13) and completed a US$40 million convertible note issuance on May 5, 2018 (see Note 10). On February 28, 2019, the Company entered into a share subscription agreement, pursuant to which the Company issued and sold an aggregate of 3,461,902 Class B ordinary shares to certain equity investment firms for an aggregate price of approximately US$11.1 million (see Note 19). In addition, the Group obtained bank loans from time to time to fund its working capital needs. The Group believes that it can meet the future liquidity and capital requirements for at least next twelve months from April 2019 by generating cash from operations, obtaining various financial arrangements, as well as controlling the Group’s operating expenses, etc. Based on the above considerations, the Company’s consolidated financial statements have been prepared on a basis that contemplates the realization of assets and liquidation of liabilities in the normal course of business.

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

.GRIDSUM HOLDING INC.

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

The Company used U.S. Dollar as its reporting currency, and subsequently changed to RMB effective January 1, 2016 which applied retrospectively. The functional currency of the Company and its subsidiaries incorporated in Hong Kong is U.S. Dollars, while the functional currency of the other entities in the Group is RMB. Assets and liabilities are translated at the applicable exchange rates on the balance sheet date. Equity amounts are translated at historical exchange rates. Revenues, expenses, gains and losses are translated using the average exchange rate for the periods. Translation adjustments arising from these are reported as foreign currency translation adjustments and are shown as a component of other comprehensive income or loss in the consolidated statement of changes in shareholders’ equity.

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

Translations of balances in the consolidated balance sheets, consolidated statements of operation and comprehensive loss and statements of cash flows from RMB into U.S. Dollars as of and for the year ended December 31, 2018 are solely for the convenience of the reader and were calculated at the rate of US$1.00 = RMB 6.8755, representing the noon buying rate in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2018. No representation is made that the RMB amounts represent or could have been, or could be, converted, realized or settled in U.S. Dollars at that rate on December 31, 2018, or at any other rate.

(f) Cash and Cash Equivalents

Cash and cash equivalents represent cash on hand and demand deposits with term less than three months which are unrestricted as to withdrawal and use.

(g)	Restricted Cash

Cash that is restricted as to withdrawal or is used or pledged as security is reported separately on the face of the Consolidated Balance Sheets. The Group’s restricted cash mainly represents (a) security deposits held in designated bank accounts for issuance of bank acceptance and letter of guarantee; (b) time deposits that are pledged for short-term bank loans.

In November 2016, the FASB issued ASU No. 2016-18, Statement of Cash Flows (230): Restricted Cash. The amendments in this Update require that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. For public business entities, the amendments in this update are effective for fiscal years beginning after December 15, 2017, and interim periods within those annual periods. Earlier adoption is permitted. The amendments in this Update should be applied using a retrospective transition method to each period presented. On January 1, 2018, the Group adopted this guidance on a retrospective basis and has applied the changes to the consolidated statement of cash flows starting from the year ended December 31, 2016.

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

(l)	Intangible Assets with Finite Useful Life

Intangible assets, comprising acquired computer software, customer relationship and other finite-lived intangible assets, which are separable from the fixed assets, are stated at cost less accumulated amortization. Amortization is computed using the straight-line method over the estimated useful lives of the assets. Acquired customer relationship arising from business combinations (Note 15) is stated at fair value upon acquisition less accumulated amortization, which is recognized using the straight-line method over the estimated useful lives of the assets. The carrying amounts of the finite-lived intangible assets are reviewed for impairment when indicators of impairment are present in accordance with ASC 360-10. In accordance with ASC 360-10, an impairment loss is recognized if the carrying amount of an intangible asset is not recoverable and its carrying amount exceeds its fair value. No impairment loss has been identified for the years ended December 31, 2016, 2017 and 2018.

The estimated economic lives are as follows:

Software and other intangible assets	3 -10 years
Acquired customer relationship	10 years

(m)	Goodwill

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

The Group as a whole, including recently acquired entities, is determined to be one reporting unit for goodwill impairment testing. The Group directly applied the quantitative assessment and performed the goodwill impairment test by quantitatively comparing the fair values of the reporting unit to its carrying amounts, and no impairment loss has been identified for the year ended December 31, 2018.

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

Financial assets and liabilities of the Group primarily consist of cash and cash equivalents, restricted cash, accounts receivable, prepayments and other current assets, accounts payable, amounts due to related parties, taxes payable, advances from customers and accrued expenses and other current liabilities. As of December 31, 2017 and 2018, the carrying values of these financial instruments approximated their fair values due to the short-term maturity of these instruments.

(o)	Financial Instruments

The Group analyzes all financial instruments with features of both liabilities and equity under FASB Accounting Standards Codification (“ASC”) Topic 480 “Distinguishing Liabilities from Equity” and FASB ASC Topic 815 “Derivatives and Hedging”. The embedded conversion features of convertible debentures that are classified as derivative liabilities are recorded at fair value as a discount from the face amount of the respective debt instrument. The discount is being amortized to interest expense over the life of the note using the straight-line method, which approximates the effective interest method. These instruments are accounted for as derivative liabilities and marked-to-market each reporting period. The change in the value of the derivative liabilities is charged against or credited to income in the captioned “Gain/(loss) on change in fair value of derivative liabilities” in the accompanying consolidated statements of operations and comprehensive loss.

GRIDSUM HOLDING INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(In thousands, except for share and per share data)

2.	Principal Accounting Policies (continued)

(p)	Revenue Recognition

Revenues are generated from sales of the Group’s marketing automation solutions and e-Government and other solutions. The targeted customers for marketing automation solutions are enterprise customers and the targeted customers for e-Government and other solutions are governmental agencies and state-owned entities.

Prior to January 1, 2018, revenues are recognized when 1) persuasive evidence of an arrangement exists, 2) the Group’s platform is made available and services have been delivered to the customer, 3) the fee is fixed or determinable and 4) collection is reasonably assured.

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

On January 1, 2018, we adopted Accounting Standards Update (“ASU”) 2014-09 Revenue from Contracts with Customers (FASB ASC Topic 606) using the modified retrospective method for contracts that were not completed as of January 1, 2018. We did not result in an adjustment to the retained earnings upon adoption of this new guidance as the Company’s revenue was recognized based on the amount of consideration we expect to receive in exchange for satisfying the performance obligations.

The ASU requires the use of a new five-step model to recognize revenue from customer contracts. The five-step model requires that the Company (i) identify the contract with the customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, including variable consideration to the extent that it is probable that a significant future reversal will not occur, (iv) allocate the transaction price to the respective performance obligations in the contract, and (v) recognize revenue when (or as) the Company satisfies the performance obligation. The application of the five-step model to the revenue streams compared to the prior guidance did not result in significant changes in the way the Company records its revenue. Upon adoption, the Company evaluated its revenue recognition policy for all revenue streams within the scope of the ASU under previous standards and using the five-step model under the new guidance and confirmed that there were no differences in the pattern of revenue recognition.

GRIDSUM HOLDING INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(In thousands, except for share and per share data)

2.	Principal Accounting Policies (continued)

The Group continues to derive its revenues from sales contracts where customers purchase multiple solutions in a single contract with the Group allocates the total consideration to the various elements based on the relative selling price method and recognizes revenues as services are rendered over the period of time. The Company continues to recognize revenues on the elements delivered and defers the recognition of revenues for the fair value of the undelivered elements until the remaining obligations have been satisfied. Where all of the elements within an arrangement are delivered uniformly over the agreement period, revenues are recognized on a straight-line basis over the contract period.

Enterprise

The Group generates enterprise revenue primarily by providing marketing automation solutions including bid management and data analysis solutions to enterprise customers. The Company earns and records service fee revenues over the contractual period. For certain application development contracts, the Company recognizes revenue upon completion of performance that is stipulated in the contracts. Sometimes, the Company receives revenues from the incentive programs of search engine providers based on factors determined by these providers, such as yearly growth in the amount of advertising on the provider’s search engine platform that the Company’s customers purchase through its solutions, and other factors selected at the discretion of these providers. Revenues from these programs are received on both a quarterly and an annual basis and are calculated in accordance with the Company’s customers’ usage of the search engine providers. In addition, the Company sells distribution rights of public sentiment tracking service provided by certain third party search engine to sub-distributor, due to uncertainty of collection, the revenue is recognized when fees are collected.

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

e-Government and Other

The Group generates e-Government and other revenues by entering into service contracts with governmental agencies for its e-government solutions, including Law Dissector solutions for the court systems and other law communities beginning in 2015. The Group also generates e-Government and other revenues by entering into contracts with state-owned television stations for its new media solutions, including TV Dissector, Streaming Dissector and Video Dissector.

(q)	Advances from Customers and Deferred Revenues

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

GRIDSUM HOLDING INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(In thousands, except for share and per share data)

2.	Principal Accounting Policies (continued)

(r)	Cost of Revenues

Cost of revenues primarily consists of costs related to hosting the Company’s cloud-based platform, providing implementation and ongoing customer support, data communications expenses, salaries and benefits of operations and support personnel, costs associated with website development activities, allocated overhead and property and equipment depreciation.

(s)	Research and Development Expenses

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

(t)	Marketing Expenses

Marketing expenses mainly consist of advertising costs, promotion expenses, payroll and related expenses for personnel engaged in marketing activities. Marketing expenses are expensed when the services are received. Advertising expenses are recorded as sales and marketing expenses when incurred, and totaled RMB6,094, RMB14,886 and nil for the years ended December 31, 2016, 2017 and 2018, respectively.

(u)	General and Administrative Expenses

General and administrative expenses mainly consist of payroll and related costs for employees involved in general corporate functions, including accounting, finance, tax, legal and human resources, professional fees and other general corporate expenses as well as costs associated with the use by these functions of facilities and equipment, such as depreciation and rental expenses.

(v)	Operating Leases

Leases where substantially all the rewards and risks of ownership of assets remain with the lessor are accounted for as operating leases. Payments made under operating leases are charged to the consolidated statements of operations and comprehensive loss on a straight-line basis over the terms of underlying lease.

GRIDSUM HOLDING INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(In thousands, except for share and per share data)

2.	Principal Accounting Policies (continued)

(w)	Share-based Compensation

All share-based awards to employees and directors, including stock option awards, are measured at the grant date based on the fair value of the awards. Share-based compensation, net of forfeitures, is recognized as expense on a straight-line basis over the requisite service period, which is the vesting period.

The Group uses the binominal option pricing model to determine the fair value of stock options and account for share-based compensation expenses using an estimated forfeiture rate at the time of grant and revising, if necessary, in subsequent periods if actual forfeitures differ from initial estimates. Share-based compensation expenses are recorded net of estimated forfeitures such that expenses are recorded only for those share-based awards that are expected to vest.

(x)	Employee Benefits

The Company’s subsidiaries, VIEs and VIE subsidiaries established in the PRC participate in a government-mandated, multiemployer, defined contribution plan, pursuant to which certain retirement, medical, housing and other welfare benefits are provided to employees. PRC labor laws require the entities incorporated in mainland China to pay to the local labor bureau a monthly contribution calculated at a stated contribution rate on the monthly basic compensation of qualified employees. The Group has no further commitments beyond its monthly contribution. The fair value of the employee benefits liabilities approximates their carrying value due to the short-term nature of these liabilities. The employee benefits payable amounts to RMB2,709 and RMB3,660 as of December 31, 2017 and 2018, respectively.

Employee social benefits included as expenses in the accompanying consolidated statements of operations and comprehensive loss amounted to RMB49,557, RMB66,511 and RMB75,031 for the years ended December 31, 2016, 2017 and 2018, respectively.

(y)	Non-controlling Interests

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

(z)	Income Tax

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

The Group applies a “more likely than not” recognition threshold in the evaluation of uncertain tax positions. The Company recognizes the benefit of a tax position in its consolidated financial statements if the tax position is more likely than not to prevail based on the facts and technical merits of the position. Tax positions that meet the “more likely than not” recognition threshold are measured at the largest amount of tax benefit that has a greater than fifty percent likelihood of being realized upon settlement. Unrecognized tax benefits may be affected by changes in interpretation of laws, rulings of tax authorities, tax audits and expiry of statutory limitations. In addition, changes in facts, circumstances and new information may require the Group to adjust the recognition and measurement estimates with regard to uncertain tax positions. Accordingly, unrecognized tax benefits are periodically reviewed and re-assessed. Adjustments, if required, are recorded in the Company’s consolidated financial statements in the period in which the change that necessitates the adjustments occurs. The ultimate outcome for a particular tax position may not be determined with certainty prior to the conclusion of a tax audit and, in certain circumstances, a tax appeal or litigation process. As of December 31, 2016, 2017 and 2018, the Group did not have any significant unrecognized uncertain tax positions.

(aa)	Comprehensive Loss

Comprehensive loss is defined to include all changes in deficit of the Group during a period arising from transactions and other events and circumstances other than those resulting from investments by shareholders and distributions to shareholders. For the years ended December 31, 2016, 2017 and 2018, the Group’s comprehensive loss included net loss and foreign currency translation adjustments.

(bb)	Loss per Share

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

(cc)	Segment Reporting

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

GRIDSUM HOLDING INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(In thousands, except for share and per share data)

2.	Principal Accounting Policies (continued)

(dd)	Statutory Reserves

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

The Group has made no appropriations to statutory surplus fund and other reserve funds for the years ended December 31, 2016, 2017 and 2018 as the Company’s subsidiaries, VIEs and VIE subsidiaries in the PRC were in accumulated loss positions.

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

(ee)	Recent Accounting Pronouncements

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

In February 2016, the FASB issued ASU No. 2016-02, “Leases (Topic 842)”. The new guidance requires that a lessee recognize the assets and liabilities that arise from operating leases. A lessee should recognize in the statement of financial position a liability to make lease payments (the lease liability) and a right-of-use asset representing its right to use the underlying asset for the lease term. For leases with a term of 12 months or less, a lessee is permitted to make an accounting policy election by class of underlying asset not to recognize lease assets and lease liabilities. In transition, lessees and lessors are required to recognize and measure leases at the beginning of the earliest period presented using a modified retrospective approach. Public business entities should apply the amendments in ASU No. 2016-02 for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years (i.e., January 1, 2019, for a calendar year entity). The Group occupies various offices under operating lease agreement with a term longer than 12 months for which prior to adoption of the guidance are not reflected in its consolidated balance sheet at December 31, 2017 and 2018. The Group adopted ASU 2016-02 on January 1, 2019 and recognized additional operating liabilities of approximately RMB149.3 million with corresponding right of use (“ROU”) assets of the same amount based on the present value of the remaining minimum rental payments under current leasing standards for existing operating leases with a term longer than 12 months.

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

The Group does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Group’s consolidated balance sheets, statements of income and comprehensive income and statements of cash flows.

3.	Concentration and Risks

Concentration of credit risk

Assets that potentially subject the Group to significant concentrations of credit risk primarily consist of cash and cash equivalents and accounts receivable. As of December 31, 2017 and 2018, all of the Group’s cash and cash equivalents were held by reputable financial institutions located in the PRC, Hong Kong and the United States, which management believes are of high credit quality and financially sound based on publicly available information.

Accounts receivable is typically unsecured and is generally derived from revenues earned from marketing automation solutions. Customers with a receivable balance exceeding 10% of the total accounts receivable balance, net of allowance for doubtful accounts, as of December 31, 2017 and 2018, are listed as follows:

	December 31, 2017	December 31, 2018
Customer A	25.9%	—

Concentration of customer risk

The top 20 customers accounted for 55%, 44% and 39% of the total revenues for the years ended December 31, 2016, 2017 and 2018, respectively.

GRIDSUM HOLDING INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(In thousands, except for share and per share data)

3.	Concentration and Risks (continued)

Currency risk

The Group’s operations, and its assets and liabilities are primarily denominated in RMB, which is not freely convertible into foreign currencies. The Group’s cash and cash equivalents denominated in RMB are subject to government controls and amounted to RMB135,542 and RMB58,282 as of December 31, 2017 and 2018, respectively. The value of the RMB is subject to changes in the central government policies and international economic and political developments that affect the supply and demand of RMB in the foreign exchange market. In the PRC, certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People’s Bank of China (the “PBOC”). Remittances from China in currencies other than RMB by the Group must be processed through the PBOC or other China foreign exchange regulatory bodies which require certain supporting documentation in order to effect the remittance.

4.	Accounts Receivable, Net

The following summarizes the Group’s accounts receivable as of December 31, 2017 and 2018:

	As of December 31,
	2017	2018
	RMB	RMB
Accounts receivable	644,729	459,950
Less: Allowance for doubtful accounts	(45,449)	(61,981)

Accounts receivable, net	599,280	397,969

The amount of payments to search engines on behalf of customers included in accounts receivable was RMB449,411 and RMB283,687 as of December 31, 2017 and 2018, respectively.

The following table sets out the movements of the allowance for doubtful accounts for the years ended December 31, 2017 and 2018:

	As of December 31,
	2017	2018
	RMB	RMB
Balance at beginning of the year	(20,959)	(45,449)
Charged to costs and expenses	(24,490)	(16,532)

Balance at end of the year	(45,449)	(61,981)

GRIDSUM HOLDING INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(In thousands, except for share and per share data)

5.	Prepayments and Other Current Assets

The following is a summary of prepayments and other current assets:

	As of December 31,
	2017	2018
	RMB	RMB
Deposits to search engine service providers	170,403	124,668
Prepayments to suppliers	96,839	134,956
Advances to employees	12,372	5,581
Prepaid rental and other deposits	12,598	23,032
Penalty receivable from customer	257	—
Receivables in connection with exercise of option from agents	2,565	—
Others	11,058	6,667

Total	306,092	294,904

Deposits to search engine service providers represent deposits to guarantee the minimum amount of ad spending by the Group’s customers and are refunded annually when the minimum ad spending requirement is met.

6.	Property and Equipment, net

The following is a summary of property and equipment, net:

	As of December 31,
	2017	2018
	RMB	RMB
Computers	73,292	80,667
Furniture, fixtures and equipment	4,072	4,121
Vehicles	3,772	4,291
Leasehold improvements	42,593	63,901

Total	123,729	152,980
Less: accumulated depreciation and amortization	(72,856)	(90,652)

Property and equipment, net	50,873	62,328

Depreciation expenses for the years ended December 31, 2016, 2017 and 2018 were RMB23,722, RMB29,858 and RMB31,357, respectively.

GRIDSUM HOLDING INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(In thousands, except for share and per share data)

7.	Intangible Assets, net

The following is a summary of intangible assets, net:

	As of December 31,
	2017	2018
	RMB	RMB
Acquired Software and other intangible assets	11,051	18,809
Customer relationship	677	677
Less: accumulated depreciation and amortization	(2,302)	(5,646)

Intangible Assets, net	9,426	13,840

Amortization expenses for the years ended December 31, 2016, 2017 and 2018 were RMB171, RMB1,616 and RMB3,344 respectively.

Expected Future Amortization Expense
Twelve months ending December 31, 2019	4,084
2020	3,112
2021	1,474
2022	929
2023	929
Thereafter	3,312

Total expected future amortization expense	13,840

8.	Short-term Bank Loans

In 2017 and 2018, the Group entered into several short-term guaranteed loan agreements. Each of the loan agreements provides for a RMB revolving credit facility with a maturity term within twelve months. The guarantees on these loans were provided by Guosheng Qi, the Co-Founder, chief executive officer and chairman of the Company, or provided by Beijing Haidian Sci-tech Enterprises Financing Guarantee Co., Ltd, or provided by Gridsum Holding (Beijing) Co., Ltd.

Short-term bank loans as of December 31, 2017 and 2018 amounted to RMB266,019 and RMB5,000, respectively, which consisted of several bank borrowings denominated in RMB. All of these bank borrowings were repayable within one year. The weighted average interest rate for the outstanding borrowings as of 2017 and 2018 was approximately 4.68% and 5.23%, respectively.

GRIDSUM HOLDING INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(In thousands, except for share and per share data)

9.	Accrued Expenses and Other Current Liabilities

The following is a summary of accrued expenses and other current liabilities:

	As of December 31,
	2017	2018
	RMB	RMB
Customer deposits	26,445	13,453
Accrued expenses	57,685	114,935
Accrued property, equipment and software related payables	2,706	11,545
Others	3,885	8,007

Total	90,721	147,940

10.	Convertible Note

On May 5, 2018, the Group completed the transactions contemplated by its April 30, 2018 convertible note purchase agreement with FutureX Innovation SPC. In accordance with the convertible note purchase agreement, the Group received US$40 million (approximately RMB 275,020) and issued the FutureX Convertible Note that is convertible, in whole or in part, into the Company’s Class B ordinary shares at a conversion price of US$6.50 per share, subject to customary adjustments. The FutureX Convertible Note has a term of 18 months and bears interest at 2.80% per annum. The FutureX Convertible Note includes other customary terms and covenants, including certain events of default after which the FutureX Convertible Note may be due and payable immediately. Additionally, in the event of a fundamental change, as defined in the FutureX Convertible Note, the holder of the note may require the Group to repurchase the FutureX Convertible Note at a price equal to 100% of the principal amount of the FutureX Convertible Note, plus accrued and unpaid interest. FutureX Innovation SPC agreed not to transfer or sell the FutureX Convertible Note, the Class B ordinary shares or any of the Company’s other securities, or enter into any swap, short sale or similar arrangements relating to such securities, for a period of six months after the issuance of the FutureX Convertible Note. In connection with this transaction, the Group and FutureX Innovation SPC entered into a registration rights agreement, pursuant to which FutureX Innovation SPC has the right to require the Group, within 15 months following the issuance of the FutureX Convertible Note, to file a registration statement with the SEC covering the offer and sale of the Class B ordinary shares issued upon conversion of the FutureX Convertible Note, as well as certain customary piggyback registration rights.

The notes are convertible into the Group’s ordinary shares at conversion price is US$6.50, which is higher than the price of the Group’s ordinary shares on the date of issuance, therefore the conversion feature embedded in the note did not meet the definition of beneficial conversion feature. The Company determined that conversion option embedded in the note meet the definition of a derivative liability instrument and re-measured at fair value at each financial reporting date until such time as the conversion feature is exercised or expired. The Company evaluated the fair value of the embedded conversion feature at the issuance date and recorded the amount as discount to convertible note payable. The discount to convertible note payable is being amortized to interest expense over the life of the note using the straight-line method, which approximates the effective interest method.

GRIDSUM HOLDING INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(In thousands, except for share and per share data)

10.	Convertible Note (continued)

The fair value of embedded conversion feature were RMB58,486 and calculated using the binomial model based on the following variables at inception on May 5, 2018:

•	Strike price of US$6.50, for the conversion options

•	Expected volatility of 56.0% calculated using the Company’s historical price of its Class B ordinary shares

•	Expected dividend yield of 0%

•	Risk-free interest rate of 3.12%, for the conversion options

•	Expected life of 1.5 years

•	Market price at issuance date of US$5.73

The fair value of embedded conversion feature were RMB596 and calculated using the binomial model based on the following variables on December 31, 2018:

•	Strike price of US$6.50, for the conversion options

•	Expected volatility of 56.0% calculated using the Company’s historical price of its Class B ordinary shares

•	Expected dividend yield of 0%

•	Risk-free interest rate of 3.02%, for the conversion options

•	Expected life of 0.83 years

•	Market price at re-measurement date of US$2.23

Convertible note balance as of December 31, 2018 was RMB242,702, net of debt discount of RMB32,318. Amortization of debt discount for the year ended December 31, 2018 was RMB25,337. Gain on change in fair value of derivative liabilities for the year ended December 31, 2018 were RMB57,890. Interest expenses in relation to this convertible note for the year ended December 31, 2018 was RMB4,987.

GRIDSUM HOLDING INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(In thousands, except for share and per share data)

11.	Taxation

(a) Value added tax

The Group’s revenues are subject to VAT at the rate of 6%. The Group’s VAT payable balance amounted to RMB32,413 and RMB11,827 as of December 31, 2017 and 2018, respectively.

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

The following table sets forth the component of income tax expenses of the Group for the years ended December 31, 2016, 2017 and 2018:

	For the Year Ended December 31,
	2016	2017	2018
	RMB	RMB	RMB
Current tax expenses	21,919	15,571	12,839
Deferred tax recovery	(7,118)	(11,296)	(28,004)

Income tax expenses/(benefit)	14,801	4,275	(15,165)

Reconciliation of the differences between PRC statutory income tax rate and the Group’s effective income tax rate for the years ended December 31, 2016, 2017 and 2018 is as follows:

	For the year ended December 31,
	2016	2017	2018
	%	%	%
PRC statutory tax rate	25.0	25.0	25.0
Effect of overseas tax-exempt entities	(59.4)	(15.5)	(15.9)
Effect of tax holidays	16.9	(3.1)	(3.0)
Effect of lower tax rate entities	(0.2)	(0.1)	(0.1)
Permanent book-tax differences	1.6	(0.5)	(0.2)
Changes in valuation allowance	(0.7)	(4.3)	(2.8)
Change of tax rate	(0.7)	(3.0)	0.0
Withholding tax	(0.2)	(0.3)	(0.1)
Effective tax rate	(17.7)	(1.8)	2.9

GRIDSUM HOLDING INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(In thousands, except for share and per share data)

11.	Taxation (continued)

(c) Deferred tax assets and liabilities

The following table sets forth the significant components of the aggregate deferred tax assets and liabilities:

	As of December 31,
	2016	2017	2018
	RMB	RMB	RMB
Deferred tax assets
Education expense	49	10	8

Advertising expense	—	179	423

Provision for bad debt	3,148	7,186	9,665

Accrued expense	253	159	367

Charitable donation	—	910	2,046

Capitalized R&D in PRC tax return	6,123	13,160	13,160

Intangible assets under PRC Law	1,218	1,364	3,905

Loss carry-forward	19,236	28,747	65,448

Total deferred tax assets	30,027	51,715	95,022

Less: Valuation allowance	22,909	33,323	48,663

Total deferred tax assets, net	7,118	18,392	46,359

Deferred tax liabilities	—	—	—

Intangible assets from acquisitions	—	249	212

Total deferred tax liabilities, net	—	249	212

GRIDSUM HOLDING INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(In thousands, except for share and per share data)

11.	Taxation (continued)

As of December 31, 2018, the Group had net operating loss carryforwards of approximately RMB13,591 attributable to the Hong Kong subsidiary and of approximately RMB401,775 attributable to the PRC subsidiaries, VIEs and VIEs’ subsidiaries. The loss carried forward by the Hong Kong subsidiary can be carried forward to net against future taxable income without a time limit, while the loss carried forward by the PRC companies will expire from 2018 to 2027.

A valuation allowance is provided against deferred tax assets when the Group determines that it is more likely than not that the deferred tax assets will not be utilized in the foreseeable future. In making such determination, the Group evaluates a variety of factors including the Group’s operating history, accumulated deficit, existence of taxable temporary differences and reversal periods.

The changes in valuation allowance for the years ended December 31, 2016, 2017 and 2018 are as follows:

	As of December 31,
	2016	2017	2018
	RMB	RMB	RMB
Balance at beginning of the year	22,301	22,909	33,323
Provision	608	10,414	15,340

Balance at end of the year	22,909	33,323	48,663

12.	Redeemable Convertible Preferred Shares

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

GRIDSUM HOLDING INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(In thousands, except for share and per share data)

12.	Redeemable Convertible Preferred Shares (continued)

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

13.	Ordinary Shares

As of December 31, 2017 and 2018, the Company is authorized to issue a maximum of 200,000,000 ordinary shares, comprised of 20,000,000 Class A ordinary shares with a par value of US$0.001 per share and 180,000,000 Class B ordinary shares with a par value of US$0.001 per share. Holders of Class A ordinary shares and Class B ordinary shares have the same rights except for voting and conversion rights. The holders of Class A Ordinary Shares shall have ten votes in respect of each Class A Ordinary Share held, the holders of Class B Ordinary Shares shall have one vote in respect of each Class B Ordinary Share held. Each Class A ordinary share is convertible into one Class B ordinary share at any time by the holder thereof. Class B ordinary shares are not convertible into Class A ordinary shares under any circumstances.

On September 23, 2016, the Company completed its IPO in which the Company newly issued 7,705,000 Class B ordinary shares and all of the Company’s Series A, Series A-1, Series B and Series C preferred shares were automatically converted into 12,030,166 Class B ordinary shares.

As of December 31, 2017 and 2018, 4,543,461 Class A Ordinary Shares were issued and outstanding. As of December 31, 2017 and 2018, 26,280,367 and 26,289,929 Class B Ordinary Shares were issued and outstanding, respectively.

GRIDSUM HOLDING INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(In thousands, except for share and per share data)

14.	Share-based Compensation

In March 2017, the Group amended its employment-related stock option plan, which the Group originally adopted in 2011 and amended in 2014 (the “Stock Option Plan”) under which 2,500,000 Class B ordinary shares are available for issuance. The Stock Option Plan will terminate automatically in 2022, unless terminated earlier.

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

Share-based compensation expenses for the total share-based awards which are based on service conditions are recognized using the straight-line attribution approach. For the years ended December 31, 2016, 2017 and 2018, the Group recognized total share-based compensation expenses of RMB10,630, RMB22,927 and RMB39,026, respectively.

Share Options

During 2017, the Group granted 1,320,000 stock options with an average exercise price of US$10.11 per share under the Stock Option Plan. All of the options were to be vested over four years, one fourth (1/4) vesting and exercisable upon the first anniversary of the date of grant, and the remaining vesting monthly thereafter in 36 equal monthly installments.

During 2018, the Group granted 320,000 stock options with an average exercise price of US$6.34 per share under the Stock Option Plan. All of the options were to be vested over four years, one fourth (1/4) vesting and exercisable upon the first anniversary of the date of grant, and the remaining vesting monthly thereafter in 36 equal monthly installments.

Valuation Assumptions: The Group estimated the fair value of stock options using the binominal option-pricing model with assistance from an independent valuation firm. The fair value of each option grant is estimated on the date of grant with the following assumptions:

	For the year ended December 31,
	2016	2017	2018
Exercise price	—	US$10.11	US$6.34
Risk free rate of interest	—	3.14%	3.02%
Dividend yield	—	—	—
Life of option (years)	—	10	10
Volatility	—	46%	56%

GRIDSUM HOLDING INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(In thousands, except for share and per share data)

14.	Share-based Compensation (continued)

The Group estimated the risk free rate based on the yield to maturity of U.S. treasury bonds denominated in U.S. Dollars at the option valuation date. The exercise multiple is estimated as the ratio of fair value of underlying shares over the exercise price as at the time the option is exercised, based on a consideration of research study regarding exercise pattern based on historical statistical data. Expected term is the contract life of the option. The expected volatility at the date of grant date and each option valuation date was estimated based on the historical stock prices of comparable companies. The Group has never declared or paid any cash dividends on its capital stock, and the Group does not anticipate any dividend payments on its ordinary shares in the foreseeable future.

A summary of the Group’s stock option activities for the years ended December 31, 2016, 2017 and 2018 is presented below:

	Number of Options	Weighted Average Exercise Price US$	Weighted Average Remaining Contractual Life In years	Aggregate Intrinsic Value US$
Outstanding as of December 31, 2015	2,499,161	$0.42	7.28	28,540
Granted	—	—	—	—
Forfeited/expired	(62,500)	$0.42	—	—

Outstanding as of December 31, 2016	2,436,661	$0.42	6.24	34,423

Granted	1,320,000	$10.11	—	—
Forfeited/expired	(44,606)	$0.42	—	—
Exercise	(1,088,647)	$0.42	—	—

Outstanding as of December 31, 2017	2,623,408	$5.48	7.15	25,781

Granted	320,000	$6.34	—	—
Forfeited/expired	(138,829)	$9.49	—	—
Exercise	(9,317)	$0.42	—	—

Outstanding as of December 31, 2018	2,795,262	$5.15	6.45	8,763

Exercisable as of December 31, 2018	1,841,706	$3.37	5.44	5,774

The weighted average grant date fair value of options granted for the year ended December 31, 2016, 2017 and 2018 was nil, US$4.93 and US$4.31, respectively. For the years ended December 31, 2016, 2017 and 2018, total share-based compensation expenses recognized by the Group for the share options granted were RMB10,630, RMB22,927 and RMB16,751, respectively. As of December 31, 2016, 2017 and 2018, there was RMB17,467, RMB38,300 and RMB29,200 of total unrecognized compensation expense, adjusted for estimated forfeitures, related to non-vested share-based compensation arrangement under the Stock Option Plan, respectively. These expense are expected to be recognized over a weighted average period of 1.01 years, 2.1 years and 1.27 years as of December 31, 2016, 2017 and 2018, respectively. Total unrecognized compensation expense may be adjusted for future changes in estimated forfeitures.

GRIDSUM HOLDING INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(In thousands, except for share and per share data)

14.	Share-based Compensation (continued)

Restricted Stock Units

During 2018, the Group granted 651,117 restricted stock units (“RSU”). RSU are share awards that, upon vesting, will deliver to the holder shares of the Group’s ordinary shares. All of the RSU were to be vested over four years, one fourth (1/4) vesting and exercisable upon the first anniversary of the date of grant, and the remaining vesting monthly thereafter in 36 equal monthly installments. The Group satisfies RSU vesting through the issuance of new shares or settle by cash.

Share-based compensation expenses for the total share-based awards which are based on service conditions are recognized using the straight-line attribution approach. For the years ended December 31, 2016, 2017 and 2018, the Group recognized share-based compensation expenses of nil, nil and RMB22,275 respectively, for the restricted stock units.

A summary of the Group’s restricted stock activity for the years ended December 31, 2016, 2017 and 2018 is presented below:

	Number of RSU	Weighted Average Grant date fair value US$
Outstanding as of December 31, 2016	—	$—
Awarded	936,999	$9.75
Vested	(300)	$11.24

Outstanding as of December 31, 2017	936,699	$9.75

Awarded	651,117	$8.62
Forfeited	(180,620)	$9.77
Vested	(354,982)	$8.61

Outstanding as of December 31, 2018	1,052,214	$9.43

15.	Business Combination

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

GRIDSUM HOLDING INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(In thousands, except for share and per share data)

15.	Business Combination (continued)

May 31, 2017
RMB
Cash acquired	643
Prepayment, deposit and other assets	335
Property, equipment and software, net	888
Customer relationship	677
Accrued expense, other payable and other current liabilities	(309)
Deferred tax liability	(271)
Goodwill	537

Total	2,500

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

The following table sets forth the basic and diluted net loss per share computation and provides a reconciliation of the numerator and denominator for the periods presented:

	For the year ended December 31,
	2016	2017	2018
Numerator:	RMB	RMB	RMB
Net loss attributable to Gridsum Holding Inc.	(98,574)	(238,996)	(521,325)
Accretion to convertible redeemable preferred share redemption value—A	(1,033)	—	—
Accretion to convertible redeemable preferred share redemption value—A-1	(830)	—	—
Accretion to convertible redeemable preferred share redemption value—B	(6,573)	—	—
Accretion to convertible redeemable preferred share redemption value—C	(8,289)	—	—
Cumulative dividend to convertible redeemable preferred shareholders—A	(2,571)	—	—
Cumulative dividend to convertible redeemable preferred shareholders—A-1	(1,837)	—	—
Cumulative dividend to convertible redeemable preferred shareholders—B	(8,582)	—	—

Numerator for basic and diluted net loss per share	(128,289)	(238,996)	(521,325)

Denominator:
Weighted average number of ordinary shares outstanding, basic and diluted	15,054,865	30,243,250	30,827,600
Net loss per share attributable to Gridsum’s ordinary shareholders—Basic and diluted	(8.52)	(7.90)	(16.91)

Basic net loss per share is computed using the weighted average number of the ordinary shares outstanding during the period. Diluted net loss per share is computed using the weighted average number of ordinary shares and dilutive ordinary share equivalents outstanding during the period. For the years ended December 31, 2016, 2017 and 2018, options to purchase ordinary shares that were anti-dilutive and excluded from the calculation of diluted net loss per share was 2,158,602, 1,605,961 and 2,754,327 on a weighted average basis, respectively. For the years ended December 31, 2016, 2017 and 2018, the Series A, Series A-1, Series B and Series C Preferred Shares of nil, nil and nil, respectively, on a weighted average basis were also antidilutive and excluded from the calculation of diluted net loss per share. For the years ended December 31, 2016, 2017 and 2018, the conversion shares from the Group’s convertible note of nil, nil and 4,080,084, respectively, on a weighted average basis were also antidilutive and excluded from the calculation of diluted net loss per share.

GRIDSUM HOLDING INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(In thousands, except for share and per share data)

17.	Commitments and Contingencies

(a)	Commitment

The Group leases its offices and facilities under non-cancelable operating lease agreements. Rental expenses were RMB28,664 and RMB35,553 and RMB60,841 for the years ended December 31, 2016, 2017 and 2018, respectively.

As of December 31, 2018, future minimum lease under non-cancelable operating lease and other agreements were as follows:

	Rental commitments	Other commitments	Total
	RMB	RMB	RMB
2019	45,428	20,359	65,787
2020	38,468	12,296	50,764
2021	36,188	3,362	39,550
2022 and thereafter	43,273	1,768	45,041

	163,357	37,785	201,142

(b)	Litigation

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

On April 25, 2018 and June 25, 2018, purported securities class action complaints were filed in the United States District Court for the Southern District of New York against the Company, Guosheng Qi and Michael Peng Zhang, among other defendants. These lawsuits, which are captioned Xu v. Gridsum Holding Inc., et al., Case No. 18-CV-3655, and Li v. Gridsum Holding Inc., et al., Case No. 18-CV-5749, alleged, among other things, that “false and/or misleading statements” were made “and/or” the Company failed to disclose its lack of effective controls over financial reporting, in connection with Gridsum’s announcement on April 23, 2018 that its financial statements for the year ended December 31, 2016 should no longer be relied upon. On September 17, 2018, the court appointed a lead plaintiff pursuant to the Private Securities Litigation Reform Act of 1995 and ordered the lawsuits consolidated. A consolidated amended complaint was filed on November 30, 2018 that variously alleges violations of Sections 10(b) and 20(a) of the Securities Exchange Act of 1934, Rule 10b-5 of the Securities Exchange Act of 1934, and Sections 11 and 15 of the Securities Act for a putative class period from September 22, 2016 to April 20, 2018, against the Company and its current and former officers and directors, among other defendants. On March 1, 2019, the lead plaintiff filed a second amended class action complaint, or the SAC. The court has entered a schedule for the defendants’ motions to dismiss the SAC, and the briefing on defendants’ motions is now underway.

On July 2, 2018, a third purported securities class action complaint was filed in the Supreme Court of the State of New York against Gridsum and certain of its current and former directors and executive officers, among other defendants, variously alleging violations of Sections 11, 12(a)(2), and 15 of the Securities Act against them. The lawsuit, captioned, Gordon v. Gridsum Holding Inc., et al., Index No. 18-653342, is brought on behalf of a putative class of shareholders who “purchased or otherwise acquired” ADSs in Gridsum’s initial public offering on September 23, 2016, and are based on substantially the same allegations as the consolidated proceeding described above. On January 22, 2019, an amended complaint was filed. On April 10, 2019, the court granted the Company’s motion to stay this action pending the determination of the federal action, and this action remains stayed. The Company believes that the claims against it are without merit and intends to vigorously defend against the litigation.

GRIDSUM HOLDING INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(In thousands, except for share and per share data)

18.	Restricted Net Assets

Relevant PRC laws and regulations permit payments of dividends by the subsidiaries and the VIEs incorporated in the PRC only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. In addition, each of the Company’s subsidiaries and VIEs is required to annually appropriate 10% of net after-tax income to the statutory general reserve fund (Note 2(z)) prior to payment of any dividends, unless such reserve funds have reached 50% of its respective registered capital. For the years ended December 31, 2017 and 2018, the statutory reserve amounted to RMB 6,730 and RMB12,903 respectively. As a result of these and other restrictions under PRC laws and regulations, the subsidiaries, VIEs and VIE subsidiaries are restricted in their ability to transfer a portion of their net assets to the Company either in the form of dividends, loans or advances of the Group’s total consolidated net assets. As of December 31, 2017 and 2018, the total restricted net assets of the Company’s subsidiaries, VIEs and VIE subsidiaries incorporated in PRC and subjected to restriction amounted to approximately RMB110,880 and RMB177,408, respectively. Even though the Group currently does not require any such dividends, loans or advances from the PRC entities for working capital and other funding purposes, the Company may in the future require additional cash resources from them due to changes in business conditions, to fund future acquisitions and development, or merely to declare and pay dividends or distributions to its shareholders. Except for the above, there is no other restriction on the use of proceeds generated by the Group’s subsidiaries, VIEs and VIE subsidiaries to satisfy any obligations of the Group.

19.	Subsequent Events

On March 4, 2019, the Company issued and sold an aggregate of 3,461,902 Class B ordinary shares to certain equity investment firms in a private placement transaction for an aggregate price of approximately US$11.1 million, or US$3.20 per share price.

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

As of December 31, 2017 and 2018, there were no material commitments or contingencies, significant provisions for long-term obligations or guarantees of the Company, except for those which have been separately disclosed in the consolidated financial statements, if any.

Inter-company charges, share-based compensation and other miscellaneous expenses for the years ended December 31, 2016, 2017 and 2018, which were previously recognized at the parent company level, had been pushed down to the WFOE/VIE level given the majority of services were provided to the WFOE/VIE entities.

GRIDSUM HOLDING INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(In thousands, except for share and per share data)

Condensed Balance Sheets of Parent Company

	As of December 31,
	2017	2018	2018
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	27,355	4,493	653
Amounts due from subsidiaries and VIEs	518,976	55,460	8,066
Prepayments and other current assets	7,085	9,982	1,453
Total current assets	553,416	69,935	10,172
Non-current assets:
Investment in subsidiaries and VIEs	—	—	—
Total non-current assets	—	—	—
Total assets	553,416	69,935	10,172
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accrued expenses and other current liabilities	19,728	23,476	3,415
Total current liabilities	19,728	23,476	3,415
Total liabilities	19,728	23,476	3,415
Commitments and contingencies
Shareholders’ equity
Ordinary shares—Class A (US$0.001 par value; 20,000,000 shares authorized, 4,543,461 shares issued and outstanding as of December 31, 2017 and 2018, respectively)	31	31	5
Ordinary shares—Class B (US$0.001 par value; 180,000,000 shares authorized, 26,280,367 and 26,289,929 shares, issued and outstanding as of December 31, 2017 and 2018, respectively)	176	177	26
Additional paid-in capital	1,107,201	1,146,253	166,715
Statutory Reserve	6,730	12,903	1,877
Accumulated other comprehensive loss	(30,539)	(35,496)	(5,163)
Accumulated deficit	(549,911)	(1,077,409)	(156,703)
Gridsum’s shareholders’ equity	533,688	46,459	6,757
Total liabilities and shareholders’ equity	553,416	69,935	10,172

GRIDSUM HOLDING INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(In thousands, except for share and per share data)

Condensed Statements of Operations and Comprehensive Loss of Parent Company

	For the year ended December 31,
	2016	2017	2018	2018
	RMB	RMB	RMB	US$
Revenues	—	—	—	—
Cost of revenues	—	—	—	—
Gross profit	—	—	—	—
Operating expenses:
Sales and marketing expenses	—	—	—	—
Research and development expenses	—	—	—	—
General and administrative expenses	(802)	(872)	(53)	(8)
Total operating expenses	(802)	(872)	(53)	(8)
Loss from operations	(802)	(872)	(53)	(8)
Loss from subsidiaries and VIEs	(97,772)	(238,124)	(521,272)	(75,816)
Net loss	(98,574)	(238,996)	(521,325)	(75,824)
Accretions to preferred shares redemption value	(16,725)	—	—	—
Cumulative dividend to preferred shareholders	(12,990)	—	—	—
Net loss attributable to Gridsum’s ordinary shareholders	(128,289)	(238,996)	(521,325)	(75,824)
Comprehensive loss	(89,704)	(259,576)	(527,502)	(76,722)

GRIDSUM HOLDING INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(In thousands, except for share and per share data)

Condensed Statements of Cash Flows of Parent Company

	For the Year Ended December 31,
	2016	2017	2018	2018
	RMB	RMB	RMB	US$
Cash flows from operating activities:
Net cash provided by/(used in) operating activities	(188,097)	2,424	(10,753)	(1,564)
Cash Flows from investing activities:
Investment of subsidiaries and VIEs	(103,298)	(291,008)	(12,136)	(1,765)
Net cash used in investing activities	(103,298)	(291,008)	(12,136)	(1,765)
Cash flows from financing activities:
Proceeds from issuance of Series C preferred shares	—	—	—	—
Proceeds from issuance of ordinary shares	615,032	3,091	27	4
Payment of financing costs in connection with the issuance of Series C preferred shares	—	—	—	—
Payment for IPO costs	(27,043)	(3,362)	—	—
Net cash provided by (used in) financing activities	587,989	(271)	27	4
Net increase/(decrease) in Cash, cash equivalents and restricted cash	296,594	(288,855)	(22,862)	(3,325)
Cash, cash equivalents and restricted cash at the beginning of the year	19,616	316,210	27,355	3,978
Cash, cash equivalents and restricted cash at the end of the year	316,210	27,355	4,493	653
Supplemental schedule of non-cash financing activities:
Accretions to preferred shares redemption value	16,725	—	—	—