Form 20-F
period 2019-12-31
Gridsum Holding Inc.
filed 2020-06-02
CIK 1647338

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2019

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number: 001-37871

Gridsum Holding Inc.
(Exact name of Registrant as specified in its charter)

N/A
(Translation of Registrant’s name into English)

Cayman Islands
(Jurisdiction of incorporation or organization)

South Wing, High Technology Building No. 229 North 4th Ring Road Haidian District, Beijing 100083 People’s Republic of China
(Address of principal executive offices)

Ravi Sarathy, Chief Financial Officer South Wing, High Technology Building No. 229 North 4th Ring Road Haidian District, Beijing 100083 People’s Republic of China Telephone: (86-10) 8261-9988
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
American Depositary Shares, each representing one Class B Ordinary Share, par value US$0.001 per share Class B Ordinary Shares, par value US$0.001 per share*	GSUM	The Nasdaq Stock Market LLC The Nasdaq Stock Market LLC

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

As of December 31, 2019, there were 34,576,351 ordinary shares outstanding, par value $0.001 per share, being the sum of 4,543,461 Class A ordinary shares and 30,032,890 Class B ordinary shares.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐ Yes   ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

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

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☒

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

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

☐ Item 17   ☐ Item 18

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

EXPLANATORY NOTE

Gridsum Holding Inc. (the “Company”) relied on the Securities and Exchange Commission (the “SEC”) Order under Section 36 of the Securities Exchange Act of 1934 Modifying Exemptions from the Reporting and Proxy Delivery Requirements for Public Companies, dated March 25, 2020 (SEC Release No. 34-88465), to delay its filing of this annual report on Form 20-F for the fiscal year ended December 31, 2019 (this “Annual Report”).

As set forth in the Company’s current report on Form 6-K as furnished with the SEC on April 28, 2020, the filing of this Annual Report was delayed due to circumstances related to the outbreak of the novel coronavirus, or COVID-19. Following the outbreak of COVID-19 and the ensuing pandemic, many cities in China were under severe travel restrictions, quarantines and business closures. From January 2020 to February 2020, the Company temporarily closed all of its corporate offices and requested all employees to work remotely. Although the pandemic has been contained to a certain extent in China since March 2020, the Chinese government continued to enforce travel restrictions and quarantines in certain major cities from time to time. The Municipal Government of Beijing, where the Company is headquartered, imposed a 14-day quarantine requirement on any person traveling to Beijing from other areas in China other than several neighboring provinces. Due to business closures and restrictions on access to the Company’s corporate facilities, the Company’s finance team experienced significant delays in completing the financial statements and collecting materials necessary for audit. The travel restrictions and quarantines further impeded the Company’s auditor from performing required field work as originally scheduled. These, in turn, have prevented the Company from timely filing this Annual Report by the original due date of April 30, 2020.

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

We use RMB as our reporting currency in our financial statements and in this annual report. This annual report contains translations of RMB amounts into U.S. Dollars at specific rates solely for the convenience of the readers. Unless otherwise noted, any RMB amounts are translated into U.S. Dollars at the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on December 31, 2019, which was RMB6.9618 to US$1.00. We make no representation that any RMB or U.S. Dollar amounts could have been, or could be, converted into U.S. Dollars or RMB, as the case may be, at any particular rate, at the rate stated above, or at all. The exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on May 22, 2020 was RMB7.1269 to US$1.00.

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

•                    the duration and impact of the COVID-19 pandemic;

•                    our goals and strategies;

•                    our future business development, financial condition and results of operations;

•                    expected changes in our revenues, costs or expenditures;

•                    our ongoing restructuring of our revenue mix and product offering;

•                    the growth of social media, internet and mobile users and internet and mobile advertising in China;

•                    competition in our industry;

•                    our liquidity, including our ability to continue as a going concern;

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A.    Selected Financial Data

The following selected consolidated statement of operations data for the years ended December 31, 2017, 2018 and 2019, and selected consolidated balance sheet data as of December 31, 2018 and 2019, have been derived from our audited consolidated financial statements included elsewhere in this annual report. The following selected consolidated statement of operations data for the years ended December 31, 2015 and 2016, and selected consolidated balance sheet data as of December 31, 2015, 2016 and 2017, have been derived from our audited consolidated financial statements not included in this annual report. The selected consolidated financial data should be read together with our consolidated financial statements and the related notes and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report. Our consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States (U.S. GAAP). Our historical results are not necessarily indicative of results for future periods.

	For the Year Ended December 31,
	2015	2016	2017	2018	2019
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands, except for share, per share and per ADS data)
Consolidated Statements of Operations Data:
Revenues:
Enterprise	208,385	311,106	377,013	387,574	258,903	37,189
e-Government and other	26,904	60,772	102,216	53,117	71,796	10,313
Less: Business tax and surcharges	(3,092)	(8,055)	(9,696)	(9,444)	(4,147)	(596)
Net revenues	232,197	363,823	469,533	431,247	326,552	46,906
Cost of revenues(1)	(33,392)	(55,707)	(94,640)	(100,867)	(77,361)	(11,112)
Gross profit	198,805	308,116	374,893	330,380	249,191	35,794
Operating expenses:
Sales and marketing expenses (1)	(88,364)	(139,781)	(192,413)	(166,176)	(144,401)	(20,742)
Research and development expenses (1)	(97,553)	(160,387)	(257,921)	(533,586)	(320,402)	(46,022)
General and administrative expenses (1)	(60,820)	(88,108)	(143,743)	(182,289)	(319,653)	(45,915)
Total operating expenses	(246,737)	(388,276)	(594,077)	(882,051)	(784,456)	(112,679)
Loss from operations	(47,932)	(80,160)	(219,184)	(551,671)	(535,265)	(76,885)
Other income/(expense):
Foreign currency exchange gain/(loss)	1,339	(1,600)	(8,552)	(9,719)	(729)	(105)
Interest income/(expense), net	80	(614)	(5,430)	(9,878)	(14,028)	(2,015)
Other income/(expense), net	111	(1,452)	(1,683)	1,005	(788)	(113)
Amortization of debt discount	—	—	—	(25,337)	(40,918)	(5,878)
Gain on change in fair value of derivative liabilities	—	—	—	57,890	27,829	3,997
Loss before income tax	(46,402)	(83,826)	(234,849)	(537,710)	(563,899)	(80,999)
Income tax (expense)/benefit	(15,371)	(14,801)	(4,275)	15,165	27,010	3,880
Net loss	(61,773)	(98,627)	(239,124)	(522,545)	(536,889)	(77,119)
Less: Net (loss)/income attributable to non-controlling interests	(16)	(53)	(128)	(1,220)	1,040	150

	For the Year Ended December 31,
	2015	2016	2017	2018	2019
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands, except for share, per share and per ADS data)
Consolidated Statements of Operations Data:
Net loss attributable to Gridsum Holding Inc.	(61,757)	(98,574)	(238,996)	(521,325)	(537,929)	(77,269)
Accretion to preferred shares redemption value	(19,707)	(16,725)	—	—	—	—
Cumulative dividend to preferred shareholders	(16,642)	(12,990)	—	—	—	—
Net loss attributable to Gridsum’s ordinary shareholders	(98,106)	(128,289)	(238,996)	(521,325)	(537,929)	(77,269)
Net loss	(61,773)	(98,627)	(239,124)	(522,545)	(536,889)	(77,119)
Foreign currency translation adjustment, net of tax	(19,330)	8,923	(20,452)	(4,957)	(2,362)	(340)
Comprehensive loss	(81,103)	(89,704)	(259,576)	(527,502)	(539,251)	(77,459)
Less: Comprehensive (loss)/income attributable to non-controlling interests	(16)	(53)	(128)	(1,220)	1,040	150
Comprehensive loss attributable to Gridsum Holding Inc.	(81,087)	(89,651)	(259,448)	(526,282)	(540,291)	(77,609)
Net loss per ordinary share:
Basic and diluted	(9.81)	(8.52)	(7.90)	(16.91)	(15.91)	(2.29)
Net loss per ADS:(2)
Basic and diluted	(9.81)	(8.52)	(7.90)	(16.91)	(15.91)	(2.29)
Weighted average number of ordinary shares used in per share calculations:
Basic and diluted	10,000,000	15,054,865	30,243,250	30,827,600	33,810,862	33,810,862
Non-GAAP Financial Data:(3)
Non-GAAP net loss attributable to Gridsum’s ordinary shareholders	(89,300)	(117,659)	(216,069)	(482,299)	(485,479)	(69,735)
Non-GAAP net loss per ordinary share attributable to Gridsum’s ordinary shareholders:
Basic and diluted	(8.93)	(7.82)	(7.14)	(15.65)	(14.36)	(2.06)
Non-GAAP net loss per ADS attributable to Gridsum’s ordinary shareholders:
Basic and diluted	(8.93)	(7.82)	(7.14)	(15.65)	(14.36)	(2.06)
EBITDA	(33,382)	(59,319)	(197,945)	(493,131)	(514,609)	(73,919)
Adjusted EBITDA	(24,576)	(48,689)	(175,018)	(454,105)	(462,159)	(66,385)

(1)        Share-based compensation expenses were allocated in cost of revenues and operating expenses as follows:

	For the Year Ended December 31,
	2015	2016	2017	2018	2019
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Cost of revenues	335	319	501	801	548	79
Sales and marketing expenses	1,651	2,252	4,739	6,810	8,537	1,226
Research and development expenses	3,347	3,955	8,641	16,310	16,001	2,298
General and administrative expenses	3,473	4,104	9,046	15,105	27,364	3,931

Total	8,806	10,630	22,927	39,026	52,450	7,534

(2)        Each ADS represents one Class B ordinary share.

(3)        See “—Non-GAAP Financial Measures.”

	As of December 31,
	2015	2016	2017	2018	2019
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	198,523	520,452	166,690	92,684	25,206	3,621
Total assets	618,246	1,208,500	1,403,097	915,390	596,972	85,749
Total liabilities	357,652	431,251	859,406	860,580	954,682	137,131
Total mezzanine equity	476,018	—	—	—	—	—
Ordinary shares	—	—	—	—	—	—
Class A ordinary shares	31	31	31	31	31	4
Class B ordinary shares	37	168	176	177	202	30
Additional paid-in capital	—	1,090,991	1,107,201	1,146,253	1,272,959	182,848
Statutory reserve	—	6,662	6,730	12,903	12,903	1,853
Accumulated deficit	(196,866)	(310,847)	(549,911)	(1,077,409)	(1,615,338)	(232,029)
Total Gridsum’s shareholders’ (deficiency)/equity	(215,808)	776,918	533,688	46,459	(367,101)	(52,731)
Non-controlling interests	384	331	10,003	8,351	9,391	1,349
Total shareholders’ (deficiency)/equity	(215,424)	777,249	543,691	54,810	(357,710)	(51,382)
Number of outstanding ordinary shares	10,000,000	15,054,865	30,243,250	30,827,600	33,810,862	33,810,862

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

The following tables reconcile our non-GAAP net loss attributable to Gridsum’s ordinary shareholders, EBITDA and adjusted EBITDA in 2015, 2016, 2017, 2018 and 2019 to the most directly comparable financial measures calculated in accordance with U.S. GAAP, which are net loss attributable to Gridsum’s ordinary shareholders and net loss, respectively:

	For the Year Ended December 31,
	2015	2016	2017	2018	2019
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands, except for share, per share and per ADS data)
Reconciliation of Net Loss Attributable to Gridsum’s Ordinary Shareholders to Non-GAAP Net Loss Attributable to Gridsum’s Ordinary Shareholders:
Net loss attributable to Gridsum’s ordinary shareholders	(98,106)	(128,289)	(238,996)	(521,325)	(537,929)	(77,269)
Share-based compensation	8,806	10,630	22,927	39,026	52,450	7,534
Non-GAAP net loss attributable to Gridsum’s ordinary shareholders	(89,300)	(117,659)	(216,069)	(482,299)	(485,479)	(69,735)
Weighted average number of ordinary shares used in net loss per share attributable to Gridsum’s ordinary shareholders and non-GAAP net loss per share attributable to Gridsum’s ordinary shareholders calculations: Basic and diluted	10,000,000	15,054,865	30,243,250	30,827,600	33,810,862	33,810,862
Net loss per ordinary share attributable to Gridsum’s ordinary shareholders: Basic and diluted	(9.81)	(8.52)	(7.90)	(16.91)	(15.91)	(2.29)
Net loss per ADS attributable to Gridsum’s ordinary shareholders: Basic and diluted (1)	(9.81)	(8.52)	(7.90)	(16.91)	(15.91)	(2.29)
Non-GAAP net loss per ordinary share attributable to Gridsum’s ordinary shareholders: Basic and diluted	(8.93)	(7.82)	(7.14)	(15.65)	(14.36)	(2.06)
Non-GAAP net loss per ADS attributable to Gridsum’s ordinary shareholders: Basic and diluted	(8.93)	(7.82)	(7.14)	(15.65)	(14.36)	(2.06)

(1)                       Each ADS represents one Class B ordinary share.

	For the Year Ended December 31,
	2015	2016	2017	2018	2019
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Reconciliation of Net Loss to EBITDA and Adjusted EBITDA :
Net loss	(61,773)	(98,627)	(239,124)	(522,545)	(536,889)	(77,119)
Interest expense/(income), net	(80)	614	5,430	9,878	14,028	2,015
Income tax expenses/(benefit)	15,371	14,801	4,275	(15,165)	(27,010)	(3,880)
Depreciation and amortization expenses	13,100	23,893	31,474	34,701	35,262	5,065
EBITDA	(33,382)	(59,319)	(197,945)	(493,131)	(514,609)	(73,919)
Share-based compensation	8,806	10,630	22,927	39,026	52,450	7,534
Adjusted EBITDA	(24,576)	(48,689)	(175,018)	(454,105)	(462,159)	(66,385)

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

Risks Relating to Our Business

There is substantial doubt about our ability to continue as a going concern.

Our independent registered public accounting firm has issued an opinion on our consolidated financial statements, which states that the consolidated financial statements have been prepared assuming we will continue as a going concern. The opinion also states that we have suffered substantial losses from operations in previous years, have a working capital deficiency, and that substantial doubt exists about our ability to continue as a going concern.

We have incurred net losses in each year since our inception in 2005, including net losses of RMB239.1 million, RMB522.5 million and RMB536.9 million (US$77.1 million) in 2017, 2018 and 2019, respectively. As of December 31, 2019, we had an accumulated deficit of RMB1.6 billion (US$232.0 million). Our net cash used in operating activities was RMB306.7 million, RMB233.1 million and RMB289.5 million (US$41.6 million) in 2017, 2018 and 2019, respectively. As of December 31, 2019, we had total current assets of RMB338.9 million (US$48.7 million) and total current liabilities of RMB749.2 million (US$107.6 million), and our balance of cash and cash equivalents was RMB25.2 million (US$3.6 million).

On May 31, 2020, we became overdue on our payment obligations of approximately US$48 million under a convertible note. For more details on such overdue amount, see “—We are overdue on a significant amount of debt, and we may not be able to work out a viable debt restructuring plan or otherwise maintain our liquidity and financial position.”

Our liquidity is based on our ability to generate cash from operating activities, obtain financing from equity interest investors and borrow funds on favorable economic terms to fund our general operations and capital expansion needs. Our ability to continue as a going concern is dependent on our management’s ability to successfully execute its business plan, which includes increasing revenue while controlling operating cost and expenses to generate positive operating cash flows and obtaining funds from outside sources of financing to generate positive financing cash flows. Based on cash flow projections from operating and financing activities and existing balance of cash and cash equivalents, our management believes that there is substantial doubt as to whether existing cash and cash equivalents will be sufficient to fund our operations within one year from the date of this annual report.

Our consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. If we become unable to continue as a going concern, we may have to liquidate our assets, and the value we receive for our assets in liquidation or dissolution could be significantly lower than the values reflected in our consolidated financial statements. Our lack of cash resources and our potential inability to continue as a going concern may materially and adversely affect the price of our ADSs and our ability to continue our operations.

The COVID-19 outbreak could significantly disrupt our operations and adversely affect our results of operations.

Since December 2019, China has experienced an outbreak of COVID-19, a disease caused by a novel and highly contagious form of coronavirus. The severity of the outbreak in certain provinces resulted in travel restrictions, quarantines and business closures imposed by local governments across China and materially affected general commercial activities in China. In response to this outbreak, from January 2020 to February 2020, we temporarily closed all of our corporate offices and requested all employees to work remotely. The travel restrictions and quarantines also prevented our sales, customer service and other personnel from visiting customers and business partners, making it more difficult for us to carry out marketing and other business activities and promote our products and solutions. The outbreak of COVID-19 has caused and may continue to cause significant slowdown of economic growth in China and globally, which may lead to reduced demand for our products and solutions. Furthermore, the slowdown of economic growth adversely affects the stability of, and investors’ confidence in, the financial market, making it more difficult for us to raise additional capital necessary for our continued operation. Any of the foregoing could have a material adverse impact on our business, results of operations, financial condition, cash flows and liquidity.

Following the outbreak of COVID-19, we have seen particular and immediate impacts in our operations, including a significant slowdown in the customer sales origination and renewal cycle, increased timeframes to accomplish key tasks and incremental challenges in collecting accounts receivable in a timely manner. It has hence caused material negative impacts to our net revenues and liquidity position. We expect these and other negative impacts as a result of COVID-19 to continue to adversely affect our business operations, results of operation and financial position through 2020 and potentially in future periods. For example, the outbreak of COVID-19 has caused a significant number of our marketing automation customers to reduce their marketing budgets, which has negatively affected our marketing-related solutions revenues and financial performance generally.

We are unable to predict the duration and severity of the spread of COVID-19, as they depend on rapidly evolving developments, which are highly uncertain and involve factors beyond our control, such as the continued spread or recurrence of contagion, the implementation and effectiveness of preventative and containment measures, the development of medical solutions, and public and market reactions to the foregoing. Any similar future outbreak of a contagious disease, other adverse public health developments in China or in other countries, or the measures taken by the governments of China or other countries in response to a future outbreak of a contagious disease may restrict economic activities in affected regions, resulting in traveling restrictions, quarantines, temporary business closures and reduced demand, or otherwise disrupt our business operations and adversely affect results of operations.

We are overdue on a significant amount of debt, and we may not be able to work out a viable debt restructuring plan or otherwise maintain our liquidity and financial position.

In May 2018, we issued and sold to FutureX Innovation SPC a convertible note in the principal amount of US$40 million, or the FutureX Convertible Note, which is convertible in whole or in part at the holder’s option into our Class B ordinary shares at an initial conversion price of US$6.50, subject to customary adjustments in the case of share splits, share combinations, dividends, spin-offs, recapitalizations and certain other events. The note bears interest at 2.80% per annum. The principal amount of the note and all accrued and unpaid interest became due on November 5, 2019, and we failed to repay the note on such date. On December 9, 2019, FutureX Innovation SPC served a statutory demand on us, under which it (i) claimed that we owed, as of December 9, 2019, a total amount of US$41,913,498 under the note, (ii) demanded that we pay such amount or secure or compound for it to FutureX Innovation SPC’s satisfaction, and (iii) stated that if payment of such amount is not made within 21 days of the date when the statutory demand was served on us, we will be deemed to be insolvent and a winding up petition may be presented against us in accordance with applicable Cayman laws. On March 3, 2020, we entered into an extension agreement with FutureX Innovation SPC, pursuant to which the parties agreed to extend the maturity date of the FutureX Convertible Note to May 31, 2020. In consideration of the extension, we agreed to pay an extension fee and increase the interest rate of the note to 24% per year effective from January 1, 2020. Pursuant to the terms of the extension agreement, FutureX Innovation SPC waived our prior payment default and withdrew the statutory demand served on us on December 9, 2019.

Under the extension agreement, on May 31, 2020, we were required to make a total repayment of approximately US$48 million of principal, interest and extension fee. As of the date of this annual report, we are overdue on our payment obligations under the note. It is unlikely that we will generate sufficient cash flow from our business operations to make such repayment in the near future, and we may need to seek new financing, further extend the maturity date of the note or otherwise restructure our debt to resolve the payment default. After the execution of the extension agreement, we have been working on strategies and structures to restructure or pay our existing debt and finally resolve our payment obligations. However, there can be no assurance that any such debt restructuring or repayment can be executed on a timely basis, or at all. As of the date of this annual report, we have not received any binding proposal or entered into any binding agreement regarding such debt restructuring or repayment. If we cannot work out a viable debt restructuring plan, we may not be able to maintain our liquidity and continue our normal business operation. Even if we successfully enter into arrangements to restructure or resolve our debt, it is possible that our existing creditors and potential financing providers may impose additional conditions, increase interest rates and demand payment of extension fees or penalties in connection with such arrangements, leaving little or no value for our shareholders.

We have a history of losses and we may not achieve or sustain profitability.

We have incurred net losses in each year since our inception in 2005, including net losses of RMB239.1 million, RMB522.5 million and RMB536.9 million (US$77.1 million) in 2017, 2018 and 2019, respectively. As of December 31, 2019, we had an accumulated deficit of RMB1.6 billion (US$232.0 million). We expect to continue to expend substantial financial and other resources on, among other things:

•                    investments in our research and development team and in the development of new solutions and enhancements of our existing solutions;

•                    sales and marketing, including retaining our sales force, increasing our customer base, increasing market awareness of our solutions and enhancing our brand;

•                    expanding and restructuring our operations and infrastructure;

•                    hiring and retaining employees; and

•                    hiring and retaining general and administrative employees and executives, including administrative, legal, human resources, information technology, finance and accounting employees and executives.

These efforts may prove more expensive than we currently anticipate and may not result in increased revenues or profitability of our business. Further, some or all of the foregoing efforts may be temporarily delayed or re-evaluated as part of our efforts to mitigate the effects of the COVID-19 pandemic on our business, which may negatively affect our ability to improve our business and financial performance. In 2018 and 2019, we experienced a decline in the level of our business activity and related revenues. We may not be able to generate sufficient revenues to offset higher costs and achieve or sustain profitability. If we fail to achieve or sustain profitability, our business and operating results, and the price of our ADSs, will be adversely affected.

Our limited operating history makes it difficult to evaluate our current business and future prospects, and increases the risk of your investment.

We launched our first data analytics solution in 2009, and introduced our other solutions to the market more recently. This limited operating history and the dynamic nature of the market in which we operate limit our ability to forecast future operating results and subject us to many uncertainties, including our ability to plan for and anticipate future growth. Our revenue growth in earlier periods did not continue in 2018 and 2019, and should not be considered indicative of our future performance. We encounter risks and uncertainties frequently experienced by growing companies in rapidly changing industries, such as determining appropriate investments of our limited resources, market reception of our existing and future solutions, competition from other companies, attracting and retaining customers, hiring, integrating, training and retaining skilled personnel, developing new solutions, determining prices for our solutions and unforeseen expenses. If our assumptions regarding these risks and uncertainties, which we use to plan our business, are incorrect or change, or if we do not address these risks successfully, our operating and financial results and our business could be adversely affected.

We identified material weaknesses in our internal controls as of December 31, 2017, 2018 and 2019, and if we fail to address them and to establish and maintain effective internal controls in the future, our ability to report our financial results accurately or to prevent fraud may be adversely affected, along with investor confidence in us and the market price of the ADSs.

A material weakness is a deficiency, or combination of deficiencies, in internal controls, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. In the course of auditing our consolidated financial statements, we and our then independent registered public accounting firm identified two material weaknesses in our internal control over financial reporting as of December 31, 2017, 2018 and 2019. As of December 31, 2019, the material weaknesses related to: (1) our lack of sufficient financial reporting and accounting personnel with appropriate knowledge of U.S. GAAP and the SEC reporting requirements to properly address complex accounting issues and prepare and review our financial statements and related disclosures in accordance with U.S. GAAP and SEC financial reporting requirements; and (2) the lack of written policies and procedures sufficient to timely record revenues and expenses in our financial statements.

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

Our net revenues declined in 2018 and 2019, and there can be no assurance that we can avoid further decline in the future.

In 2018 and 2019, we experienced a decline in the level of our business activity and related revenue. Our net revenues decreased from RMB469.5 million in 2017 to RMB431.2 million in 2018, and to RMB326.6 million (US$46.9 million) in 2019, representing a decline of 8% and 24%, respectively. The decline was due to China’s general economic conditions, customer attrition, and our ongoing strategic evolution to achieve a more optimal revenue mix by optimizing our search engine marketing business toward higher return opportunities, among other factors. Many of these factors are beyond our control, and they may continue to have negative impact on our financial and operating performance in future periods. We cannot assure you that we will be able to avoid further revenue decline in the future, and we cannot assure you what level of customer demand and revenue may be associated with new solutions that we have developed recently. Even if revenue growth resumes, we are unlikely to experience the same rate of growth as we did in earlier periods. Therefore, investors should not rely on our results of operations in any earlier periods as an indication of our future performance.

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

In May 2018, we issued and sold the FutureX Convertible Note to FutureX Innovation SPC, which is convertible in whole or in part at the holder’s option into our Class B ordinary shares at an initial conversion price of US$6.50, subject to certain adjustments. The note was originally due on November 5, 2019. After we failed to repay the note when due, we extended the maturity date of the note to May 31, 2020 on the conditions that we pay an extension fee and increase the interest rate of the note to 24% per year effective from January 1, 2020, among other things. As of the date of this annual report, we are overdue on our payment obligations under the note.

In March 2019, we issued and sold 3,461,902 Class B Ordinary Shares for an aggregate price of approximately US$11.1 million, or a per share price of US$3.20, in a private placement transaction to Hammer Capital Private Investments Limited and certain other equity investment firms.

In May 2019, one of our consolidated affiliated entities borrowed a working capital loan in the amount of RMB120 million from an entity affiliated with Hammer Capital Private Investments Limited. The loan bears interest at 4% per annum and has a term of 24 months, and may be prepaid by us before the maturity date. The loan agreement includes other customary terms and covenants, including certain events of default after which the RMB Loan may be due and payable immediately. The RMB Loan is guaranteed by certain of our consolidated affiliated entities and subsidiaries, and is secured by the pledge of intellectual properties held by the borrower and the guarantors. In connection with and as part of the consideration for the extension of the loan, we issued to an affiliate of the lender a warrant to purchase our Class B ordinary shares. Under the warrant, the warrant holder may purchase our Class B ordinary shares at the exercise price of US$4.0261 per share, for up to a total number of Class B ordinary shares representing the aggregate exercise price of US$14.45 million. Such aggregate exercise price will be increased to US$17.34 million if the loan is not repaid in full by May 30, 2020, and further increased to US$21.68 million if the loan is not repaid in full by November 30, 2020. Exercise of the warrant would cause significant dilution to the interest of existing holders of our Class B ordinary shares and ADSs.

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

The expansion of our customer base in recent periods has placed demands on our management and operational and financial infrastructure.

The number of our customers grew in recent years, from 505 customers in 2017 to 539 customers in 2018, and to 547 customers in 2019. The majority of our revenues in recent years were generated by sales to existing customers. That expansion has placed, and any further expansion will place, significant demands on our management and our operational and financial infrastructure. To manage any future expansion effectively, we must improve our operational, financial and management systems and processes by, among other things:

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

The software industry in China is rapidly evolving and highly competitive, requiring us to invest significant financial resources in research and development and our platform to keep pace with technological advances in the industry. We have expended and may continue to expend significant financial resources in research and development activities and investment in our platform and commercialization of new technologies and platforms to effectively compete in the future. Our research and development expenses were RMB257.9 million, RMB533.6 million and RMB320.4 million (US$46.0 million) in 2017, 2018 and 2019, respectively. Our net losses were RMB239.1 million, RMB522.5million and RMB536.9 million (US$77.1 million) in 2017, 2018 and 2019, respectively. Research and development activities are inherently uncertain and may not generate revenues in a timely manner, or at all, and we may encounter practical difficulties in commercializing our research results and platform and technologies. Competitors’ technologies could prove to be more cost-effective than ours, and our investment in platform and technologies may be rendered obsolete by the technological advances of others.

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

We cannot predict the outcome of these lawsuits. The matters that led to our Audit Committee investigation and our financial restatement have exposed us to increased risks of litigation, regulatory proceedings and government enforcement actions. We and our current and former directors and officers may, in the future, be subject to additional litigation relating to such matters. Subject to certain limitations, we are obligated to indemnify our current and former directors and officers in connection with such lawsuits and any related litigation or settlements amounts. Regardless of the outcome, these lawsuits, and any other litigation that may be brought against us or our current or former directors and officers, could be time-consuming, result in significant expense and divert the attention and resources of our management and other key employees. An unfavorable outcome in any of these matters could exceed coverage provided under potentially applicable insurance policies, which is limited. There could also be potential liability to third parties such as underwriters, accountants or others under contribution, indemnification or other claims. Any such unfavorable outcome could have a material effect on our business, financial condition, results of operations and cash flows. Further, we could be required to pay damages or additional penalties or have other remedies imposed against us, or our current or former directors or officers, which could harm our reputation, business, financial condition, results of operations or cash flows.

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

We have no long-term customer contracts, and most of our customer contracts may be renewed on an annual basis. Our top 20 customers accounted for 44%, 39% and 45% of our total revenues during the years ended December 31, 2017, 2018 and 2019, respectively. For our business to succeed we must achieve a high level of customer satisfaction so that our customers will renew their contracts with us and increase their utilization of the solutions they purchase from us. This requires that our solutions perform up to customer expectations and customers achieve the return on investment that they expect. Even if our products perform to specifications, customers may choose not to renew or to cancel early. Our success also depends on our ability to extend our relationships with existing customers, both by growing their utilization of solutions they have purchased and by selling additional products in our solution suites. Finally, our ability to achieve significant revenue growth also depends on our ability to attract new customers.

Our ability to generate customer renewal, customer expansion and new customer sales depends on many factors, including customer satisfaction with the performance of our solutions, the prices of our solutions and competing solutions, mergers and acquisitions affecting our customer base, the effects of global economic conditions and reductions in customer spending levels generally, including as a result of the COVID-19 pandemic. Our success with customers also depends on our ability to maintain a consistently high level of customer service and technical support to retain existing customers and attract new customers. If we are unable to hire and train sufficient support resources to provide adequate and timely support to our customers, our customers’ satisfaction with our solutions will be adversely affected. To the extent that our customers do not renew their contracts, terminate early or renew on less favorable terms or if our efforts to sell additional solutions to existing customers or new customers are not successful, our revenues may decline and our operating results could be adversely affected. The success of new solutions and enhancements of existing solutions depends on many factors, including timing, quality and market acceptance. Any new solutions that we develop may contain errors or defects or may not achieve the broad market acceptance necessary to generate sufficient revenues. If we are unable to successfully enhance our existing solutions to meet customer requirements, increase adoption and usage of our solutions or develop new solutions, our business and operating results will be adversely affected.

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

Our marketing automation solutions allow our enterprise customers to automate the bidding for and purchase of keywords on search engines. A small number of premium search engines, such as Baidu, Sogou and Qihoo 360, have historically accounted for a significant portion of the keyword inventory that these customers purchased through our solutions. A majority of the impressions placed by customers using our marketing automation solutions were placed on Baidu websites in 2017, 2018 and 2019. We expect that we will continue for the foreseeable future to depend upon a small number of premium search engines for our customers’ purchases of search keywords. Because we have no long-term commitments from these search engines, they may reduce the inventory they sell to our customers. For example, if Baidu were to change its incentive programs for keyword placements by our marketing automation customers, or to cease doing business with us for any reason, our revenues and our financial results could be materially adversely affected.

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

•                    the impact of the COVID-19 pandemic;

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

Our success depends on being able to attract and retain our sales, service, research and development employees successfully.

Our ability to sell more of our solutions and achieve broad market acceptance of our solutions depends, to a significant extent, on our ability to attract and retain our sales, service and research and development employees. We believe there is significant competition for personnel with the skills and technical knowledge that we require, and from time to time we have experienced and expect to continue to experience significant turnover of employees. To the extent we experience unusual levels of turnover of employees or lose particularly valuable contributors, it may limit our ability to grow revenues and may harm our productivity, which could lead to revenue declines. Our ability to achieve revenue growth will depend, in large part, on our success in recruiting, training and retaining sufficient numbers of sales, service and research and development personnel. New hires require significant training and may take significant time before they achieve full productivity. Newly hired personnel may not become productive as quickly as we expect, and we may be unable to hire or retain sufficient numbers of qualified individuals in the markets where we do business or plan to do business. In addition, as we continue to hire new sales employees and develop new solutions, a large percentage of our employees will be new to our company and our solutions, which may make it more difficult to train our employees effectively and may adversely affect our sales, customer service and product development. The recent outbreak of COVID-19 and the related quarantines and travel restrictions have made it more difficult for us to interview, hire and provide on-site training to new employees. If we are unable to hire and train sufficient numbers of sales, service and research and development employees or if our employees are not successful in obtaining new customers, increasing or maintaining sales to our existing customer base or developing new products and solutions, our business will be adversely affected.

We have a large amount of accounts receivable and have seen significant increase in our allowance for doubtful accounts, and our business and results of operations may be adversely affected if we fail to collect amounts owed to us.

Our business depends on our ability to collect our accounts receivable from our customers. Failure to collect these accounts receivable in a timely manner may adversely affect our cash flows and results of operations. Our accounts receivable (net of allowance for doubtful accounts) were RMB398.0 million and 191.3 million (US$27.5 million) as of December 31, 2018 and 2019, respectively, representing 43.5% and 32.0% of our total assets. Our allowance for doubtful accounts was RMB62.0 million, or 13.5% of total accounts receivable before allowance for doubtful accounts, as of December 31, 2018. In 2019, due to the uncertainty of collecting a significant amount of accounts receivable that became overdue, we had to make full allowance of such overdue receivable even though we may still be able to collect a portion of such receivable in the future. This has significantly increased our allowance for doubtful accounts to RMB146.5 million (US$21.0 million), or 43.4% of total accounts receivable before allowance for doubtful accounts, as of December 31, 2019. Increases in our allowance for doubtful accounts suggest that our collection of accounts receivable may be less likely than we anticipated. Additionally, the recent outbreak of COVID-19 has adversely affected our customers’ business operations, financial conditions, cash flows and liquidity positions. As a result, they may attempt to ask for longer payment terms or obtain concessions from us, or may fail to make payments to us when due. All of these may adversely affect our business and results of operations.

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

Our success and future growth depend largely upon the continued services of our executive officers and other key employees in the areas of research and development, marketing, sales, services and general administrative functions. From time to time, there may be changes in our executive management team or other key employees resulting from the hiring or departure of these personnel. The loss of one or more of our executive officers, particularly our chief executive officer and chairman, Guosheng Qi, or the failure of our executive team to work with our employees and lead our company effectively, including due to illness, quarantines and travel restrictions resulting from COVID-19, could adversely affect our business.

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

PRC law restricts foreign ownership of companies that engage in internet, market survey and other related businesses. Foreign ownership in a company engaging in value-added telecommunications business (excluding e-commerce, domestic multi-party communications, store-and-forward and call center businesses) shall not exceed 50% and the primary foreign investor of such company must have a record of good performance and operating experience in conducting value-added telecommunications service.

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

On March 15, 2019, the National People’s Congress approved the Foreign Investment Law of the People’s Republic of China, or the Foreign Investment Law, which came into effect on January 1, 2020, and replaced the trio of previously-existing laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-Owned Enterprise Law, together with their implementation rules and ancillary regulations. On December 26, 2019, the Implementing Regulations of the Foreign Investment Law of the People’s Republic of China, or the Implementing Regulations of the Foreign Investment Law, was issued by the State Council, and came into effect on January 1, 2020, which provides further details and guidance on the implementation of the Foreign Investment Law.

The Foreign Investment Law and the Implementing Regulations of the Foreign Investment Law seek to rationalize the PRC’s regulation of foreign investment in line with international practice. However, since they are relatively new, uncertainties exist in relation to their interpretation and implementation. For instance, under the Foreign Investment Law, “foreign investment” refers to the investment activities directly or indirectly conducted by foreign individuals, enterprises or other entities in China. Like many PRC-based companies, we have adopted the VIE structure to obtain necessary licenses and permits in the industries that are currently subject to foreign investment restrictions in China. Though the Foreign Investment Law and the Implementing Regulations of the Foreign Investment Law do not explicitly classify contractual arrangements as a form of foreign investment, there is no assurance that foreign investment via contractual arrangement would not be interpreted as a type of indirect foreign investment activities under the definition in the future. In addition, the definition contains a catch-all provision that includes investments made by foreign investors through means stipulated in laws or administrative regulations or other methods prescribed by the State Council. Therefore, it still leaves leeway for future laws, administrative regulations or provisions promulgated by the State Council to provide for contractual arrangements as a form of foreign investment. In any of these cases, it will be uncertain whether our contractual arrangements with our consolidated affiliated entities will be deemed to be in violation of the market access requirements for foreign investment under the PRC laws and regulations. Furthermore, if future laws, administrative regulations or provisions prescribed by the State Council mandate further actions to be taken by companies with respect to existing contractual arrangements, we may face substantial uncertainties as to whether we can complete such actions in a timely manner, or at all.

The Foreign Investment Law also specifies that foreign investments shall be conducted in line with the “negative list” to be issued or approved by the State Council, which restricts or prohibits a foreign-invested enterprise’s (such as the WFOE) operations of business in industries to be specified from time to time. On July 30, 2019, the Special Administrative Measures for Access of Foreign Investment (Negative List) (2019 Version), or the Special Administrative Measures, came into effect, pursuant to which the foreign ownership in the business our consolidated affiliated entities operate, such as the Gridsum Big Data Platform and value-added telecommunication services (excluding e-commerce, domestic multi-party communications, store-and-forward and call center businesses), shall not exceed 50%.

There is no guarantee that our contractual arrangements with our consolidated affiliated entities, or the business they operate, will be in compliance with the Foreign Investment Law, the Implementing Regulations of the Foreign Investment Law or any future laws, administrative regulations or provisions prescribed by the State Council. If we fail to comply with any such laws, regulations or provisions, our corporate structure and business operations may be materially and adversely affected.

Risks Relating to Doing Business in China

A severe or prolonged downturn in the PRC or global economy could materially and adversely affect our business and our financial condition.

The global macroeconomic environment is facing challenges. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China. There have been concerns over unrest and terrorist threats in the Middle East, Europe and Africa and over the conflicts involving Ukraine, Syria and North Korea. There have also been concerns on the relationship among China and other Asian countries, which may result in or intensify potential conflicts in relation to territorial disputes, and the trade disputes between the United States and China. It is unclear whether these challenges and uncertainties will be contained or resolved, and what effects they may have on the global political and economic conditions in the long term.

Economic conditions in China are sensitive to global economic conditions, changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. While the economy in China has grown significantly over the past decades, growth has been uneven, both geographically and among various sectors of the economy, and the rate of growth has slowed down in recent years. Although the growth of China’s economy remained relatively stable, there is a possibility that China’s economic growth may materially decline in the near future. There have also been concerns about the territorial disputes involving China in Asia and the economic effects, as well as the relationship between China and the U.S., including those resulting from the trade dispute between the two countries.

Any severe or prolonged slowdown in the global or PRC economy may lead to a reduction in demand for our products and services, and materially and adversely affect our business, results of operations and financial condition. Our revenues are dependent on the number of our customers and the scope of the solutions used by our customers. Historically, during economic downturns there have been reductions in spending on digital intelligence as well as pressure for extended billing terms and other financial concessions. These conditions affect the level of information technology spending and could adversely affect our customers’ ability or willingness to purchase our solutions, delay prospective customers’ purchasing decisions, and reduce the value or duration of their contracts or affect renewal rates, all of which could adversely affect our operating results. In 2019, the demand for our products and solutions was adversely affected by the slowdown of China’s economic growth, which led to softened consumer demand. Our marketing-oriented solutions were particularly impacted, and we have seen a deterioration of margins and working capital terms with clients in a number of areas as a result. The rapid spread of COVID-19 in 2020 may further impact our customers’ business operations, financial conditions, cash flows and liquidity positions, and cause further decline in our sales and revenue. It is not possible at this time to estimate the impact that COVID-19 could have on our business, as the impact will depend on future developments, which are highly uncertain and cannot be predicted.

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

From time to time, we may need to finance and transfer funds to the WFOE by means of shareholder loans or capital contributions to fund our business operations in the PRC. According to a notice issued by the People’s Bank of China regarding foreign debt on January 12, 2017, the maximum amount of foreign debt that the WFOE is allowed to borrow is two times of its net assets. Any loans we make to the WFOE cannot exceed statutory limit, and must be registered with the State Administration of Foreign Exchange, or SAFE, or its local counterparts. Any capital contributions we make to the WFOE must be filed with appropriate governmental agencies. We may not be able to complete these fillings on a timely basis, if at all. If we fail to complete such fillings or registrations, our ability to provide capital contributions or loans to the WFOE in a timely manner may be adversely affected, which could materially adversely affect our liquidity and our ability to fund and expand our business.

Moreover, the registered capital of the WFOE settled in RMB converted from foreign currencies may only be used within the business scope registered with the applicable governmental authority and may not be used to grant loans to persons other than affiliates unless expressly permitted by its business scope. This may significantly limit our ability to fund our business operations in China.

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

The PRC Enterprise Income Tax Law, or the EIT Law, as most recently amended on December 29, 2018, provides that an enterprise established outside China whose “de facto management body” is located in China is considered a “PRC resident enterprise” and will generally be subject to the uniform 25% PRC enterprise income tax on its global income. Under the implementation rules of the EIT Law, as most recently amended on April 23, 2019, “de facto management body” is defined as the organizational body which effectively manages and controls the production and business operation, personnel, accounting, properties and other aspects of operations of an enterprise.

On April 22, 2009, the State Administration of Taxation, or the SAT, issued the Notice Regarding the Determination of Chinese-Controlled Overseas Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies, or Circular 82, as most recently amended on December 29, 2017, which further interprets the application of the EIT Law and its implementation on non-PRC enterprise or group controlled by a PRC enterprise or a PRC enterprise group. According to Circular 82, an overseas incorporated enterprise controlled by PRC enterprises or PRC enterprise groups is considered a PRC resident enterprise if all of the following conditions are met: (i) the senior management and core management departments in charge of daily operations are located mainly in the PRC; (ii) financial and human resources decisions are subject to determination or approval by persons or bodies in the PRC; (iii) major assets, accounting books, company seals and minutes and files of board and shareholders’ meetings are located or kept in the PRC; and (iv) at least half of the enterprise’s directors or senior management with voting rights habitually reside in the PRC. Although these standards only apply to offshore enterprises that are controlled by PRC enterprises or PRC enterprise groups, such standards may reflect the general view of the SAT in determining the tax residence of overseas incorporated enterprises.

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

We are a holding company, and we rely principally on dividends and other distributions from the WFOE for our cash needs, including the funds necessary to pay dividends to our shareholders or to service any debt we may incur. Current PRC regulations permit the WFOE to pay dividends only out of its accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, the WFOE is required to set aside at least 10% of its after tax profits each year, if any, to fund statutory reserve funds until the aggregate amount of such reserve funds reaches 50% of its registered capital. Apart from these reserves, the WFOE may allocate a portion of its after-tax profits to discretionary reserves at its discretion. These reserves and funds are not distributable as cash dividends. We cannot assure you that the WFOE will generate sufficient earnings and cash flows in the near future to pay dividends or otherwise distribute sufficient funds to enable us to meet our obligations, pay interest and expenses or declare dividends.

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

The value of the RMB against the U.S. Dollar and other currencies is affected by changes in China’s political and economic conditions and China’s foreign exchange policies. While appreciating approximately by 7% against the U.S. Dollar in 2017, the RMB depreciated approximately by 5% and 1% against the U.S. Dollar in 2018 and 2019, respectively. There is no guarantee that the value of the RMB against the U.S. Dollar will not fluctuate significantly in the future, including as a result of the volatile market conditions arising from the COVID-19 pandemic.

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

Some of our consolidated affiliated entities have been granted the status of “high and new technology enterprise” by PRC government agencies. As a result, the income tax rate of these entities is reduced to a preferential rate of 15% for three-year terms that expire starting in 2020, although such terms could be extended for another three years if these entities renew their “high and new technology enterprises.” The government agencies may decide not to renew the “high and new technology enterprise” status of these entities after the term expires, and therefore we cannot assure you that the preferential tax treatment will continue. The discontinuation of such preferential tax treatment could increase our tax expenses and adversely affect our net income.

We may have to register our encryption software with Chinese regulatory authorities, and if they request that we change our encryption software, our business operations could be disrupted as we develop or license replacement software.

Companies operating in China are allowed to use only commercial cipher code products approved by the National Commission on Encryption Code Regulations or its local counterparts, and are prohibited from using self-developed or imported cipher code products without approval. In addition, all cipher code products shall be produced by those producers appointed and approved by the PRC authority. Moreover, according to the Cryptography Law of the People’s Republic of China which came into effect on January 1, 2020, or the Cryptography Law, commercial cypher code products concerning national security, national economy, people’s livelihood and public interests shall be included in the catalog of network key equipment and special cyber security products developed by the PRC authorities, and shall not be sold without certification from qualified institutions. Since the Cryptography Law is relatively new, uncertainties still exist in relation to its interpretation and implementation. We are unsure as to whether or how the Cryptography Law, along with any implementing regulations, will apply to us and the encryption software we use. The encryption software that we use now or may use in the future may require approval by the authorities or certification from qualified institutions. If the producer of such encryption software fails to obtain the any required approval or certification, we may need to change our current encryption software to an approved or certified cipher code product, which could disrupt our business operations.

Risks Relating to Our Ordinary Shares and ADSs

The market price for our ADSs has declined significantly and remains volatile, which could result in substantial losses to our shareholders.

Since we completed our initial public offering on the Nasdaq Global Select Market in September 2016, the trading price of our ADSs has dropped significantly. The initial public offering price of our ADSs in September 2016 was US$13.00 per ADS, and the closing bid price of our ADSs on June 1, 2020 was US$0.848 per ADS. The trading price of our ADSs may continue to be highly volatile, fluctuating widely due to factors beyond our control. This may happen because of broad market and industry factors, like the performance and fluctuation in the market prices or the underperformance or deteriorating financial results of other companies with business operations located mainly in China that have listed their securities in the United States. The securities of some of these companies have experienced significant volatility since their initial public offerings, including, in some cases, substantial price declines in the trading prices of their securities. The trading performances of other Chinese companies’ securities after their initial public offerings may affect the attitudes of investors toward Chinese companies listed in the United States, which consequently may impact the trading performance of the ADSs, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or matters of other Chinese companies may also negatively affect the attitudes of investors towards Chinese companies in general, including us, regardless of whether we have conducted any inappropriate activities. In addition, securities markets may from time to time experience significant price and volume fluctuations that are not related to our operating performance, which may have a material adverse effect on the market price of our ADSs.

In addition to market and industry factors, the trading price of our ADSs may be highly volatile due to factors specific to our own operations, such as:

•                    variations in our revenues, earnings and cash flow;

•                    fluctuations in our quarterly results of operations;

•                    our liquidity position and our ability to repay or restructure existing debts;

•                    announcements of new investments, acquisitions, strategic partnerships or joint ventures by us or our competitors

•                    announcements of new product offerings and solutions by us or our competitors;

•                    addition or departure of key personnel;

•                    litigation, government investigation or other legal or regulatory proceeding; and

•                    the status and development of the proposed going private transaction.

Any of these factors may result in significant and sudden changes in the volume and price at which our ADSs will trade.

The decline and volatility of our ADS price has adversely affected our ability to raise additional capital to support our continued operation, forcing us to seek equity financing at prices that would cause significant dilution to our existing shareholders. The declined ADS price also greatly impairs the stability of our management and key employee teams, many of whom have been granted stock options in prior years with an exercise price significantly higher than the price our ADSs currently trade. In order to be able to retain our management and key employees, we have sought and may continue to seek to reprice our existing stock options or convert our existing stock options into other forms of equity incentives. Such repricing or conversion may increase our share-based compensation expenses and negatively affect our results of operations.

If we fail to regain compliance with Nasdaq’s minimum bid price or minimum market value of publicly held shares requirement, our ADSs could be subject to delisting.

Our ADSs are currently listed on the Nasdaq Global Select Market. The Nasdaq Listing Rules has minimum requirements that a company must meet for continued listing on the Nasdaq Global Select Market. These requirements include maintaining a minimum closing bid price of US$1.00 per ADS and a minimum market value of publicly held shares of US$15 million for a period of 30 consecutive trading days. On April 17, 2020, we received a notice from Nasdaq that we have failed to comply with the minimum closing bid price requirement. On May 1, 2020, we received a further notice from Nasdaq regarding our failure to comply the minimum market value of publicly held shares requirement. To regain compliance with these requirements, the closing bid price of our ADSs must be at least US$1.00 per ADS, and the market value of our publicly held shares must be at least US$15 million, each for ten consecutive trading days at any time before December 28, 2020.

We have not regained compliance with these two requirements as of the date of annual report. We are closely monitoring the bid price of our ADSs and the market value of our publicly held shares, and may consider available options, such as a reserve stock split to increase the per ADS price of our ADSs, if our ADSs do not trade at a level likely to result in our company regaining compliance with these requirements by December 28, 2020. However, there can be no assurance that we will be able to regain compliance with any of these requirements in a timely manner. If we fail to regain compliance by December 28, 2020, we may be subject to delisting, or, subject to certain conditions, transfer the listing of our ADSs to the Nasdaq Capital Market. Even if we transfer the listing of our ADSs to the Nasdaq Capital Market, we may still face delisting if the closing bid price of our ADSs continues to be below US$1.00, or if we fail to meet the other continued listing requirements of the Nasdaq Capital Market. The delisting of our ADSs or transfer of listing may significantly reduce the liquidity of our ADSs, cause further declines to the market price of our ADSs, and make it more difficult for us to obtain adequate financing to support our continued operation.

Uncertainty concerning the proposed going private transaction may adversely affect our business and the market price of the ADSs.

In July 2019, our board of directors received a preliminary non-binding proposal letter from Guosheng Qi, Guofa Yu, their respective affiliated entities, and Beta Dynamic Limited, an affiliate of Hammer Capital Private Investments Limited, to acquire our company in a going private transaction for US$3.80 in cash per ADS or ordinary share. Our board of directors formed a special committee consisting of independent directors to evaluate the proposal and any other alternative transactions. On May 1, 2020, our board of directors received a revised non-binding proposal letter, from Guosheng Qi, Guofa Yu, their respective affiliated entities, Beta Dynamic Limited, Shenzhen Qianhai Banyan Capital Investment & Management Co., Ltd and Hangzhou Yutao Capital Co., Ltd, to acquire our company in a going private transaction for US$2.00 in cash per ADS or ordinary share.

In order for the proposed going private transaction to be consummated, we must first enter into a definitive merger agreement that is approved by our board of directors and later by our shareholders. If the going private transaction is consummated, it would cause us to be delisted from The Nasdaq Stock Market and become a private company, in which event our shareholders and holders of the ADSs, other than those in the approved buyer group, would no longer have an equity interest in our company. If the proposed going private transaction is withdrawn, is not approved by either our board of directors or our shareholders, or is for any other reason not consummated, it could adversely affect the market price of our ADSs. There can be no assurance that the proposed going private transaction will continue to be pursued, approved or consummated.

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

Provisions of the FutureX Convertible Note could discourage an acquisition of us by a third party and prevent the completion of the proposed going private transaction.

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

Moreover, it is likely that the proposed going private transaction will be deemed a “fundamental change,” and we will have to repay the FutureX Convertible Note in full upon the consummation of such transaction. The terms of the note also prohibit us from merging with other companies or disposing of all or substantially all of our properties and assets upon the occurrence of any event of default, including our payment default as a result of our failure to repay the note by May 31, 2020. If we are not able to obtain new financing in a sufficient amount to repay the note in full, we will be prevented from completing any proposed going private transaction.

If securities or industry analysts do not publish research or reports about our business, or if they publish inaccurate or unfavorable research about us, the market price and trading volume of our ADSs could decline.

The trading market for our ADSs depends in part on the research and reports that securities analysts publish about our business. If analysts do not establish and maintain adequate research coverage, or if analysts downgrade our ADSs or publish inaccurate or unfavorable research about our business, the market price for our ADSs would likely decline. In recent years, a number of securities analysts have terminated or suspended coverage of our company, causing us to lose visibility among investors in the financial markets.

Substantial future sales of our ADSs in the public market, or the perception that these sales could occur, could cause the price of our ADSs to decline.

As of March 31, 2020, we had 4,543,461 Class A ordinary shares and 30,076,443 Class B ordinary shares outstanding, including 18,770,894 ADSs that were freely transferable. The remaining 15,849,010 ordinary shares outstanding are available for re-sale subject to applicable restrictions under Rule 144 under the Securities Act.

Substantial future issuances and sales of our ordinary shares by us or re-sales of our ordinary shares and ADSs, or the perception that these sales could occur, could cause the market price of our ADSs to decline. Certain holders of our Class B ordinary shares, including certain investors in our March 2019 private placement and the holder of our May 2019 warrant, have the right to require us to register under the Securities Act the re-sale of their shares. Additionally, in connection with our offer and sale of the FutureX Convertible Note, we agreed to register under the Securities Act the offer and sale of the Class B ordinary shares issuable upon conversion of the FutureX Convertible Note and granted customary piggyback registration rights. As of March 31, 2020, 6,766,975 Class B ordinary shares were issuable upon conversion of the FutureX Convertible Note. Registration of any of these ordinary shares under the Securities Act would result in ADSs representing these shares being freely tradable, which could cause the price of our ADSs to decline.

Our dual-class ordinary shares structure limits the ability of holders of our Class B ordinary shares and ADSs to influence corporate matters and could discourage others from pursuing change of control transactions that such holders may view as beneficial.

Our ordinary shares are divided into Class A and Class B ordinary shares. Holders of Class A ordinary shares are entitled to ten votes per share, and holders of Class B ordinary shares are entitled to one vote per share. Generation Gospel Limited, which is owned and controlled by our chief executive officer, held all 4,543,461 Class A ordinary shares issued and outstanding as of March 31, 2020.

Due to these disparate voting powers, our chief executive officer beneficially owned an aggregate of 66.3% of the voting power of our outstanding ordinary shares as of March 31, 2020, and effectively controls or has considerable influence over matters requiring shareholder approval, including election of directors and significant corporate transactions, such as a merger or sale of our company or our assets. This concentrated control limits the ability of holders of our Class B ordinary shares and ADSs to influence corporate matters and could discourage other parties from pursuing any potential merger, takeover or other change of control transactions that such holders may view as beneficial.

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

Our corporate affairs are governed by our memorandum and articles of association, as amended and restated from time to time, and by the Companies Law (2020 Revision) and common law of the Cayman Islands. The rights of shareholders to take legal action against us and our directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, which provides persuasive, but not binding, authority in a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States and provides significantly less protection to investors. In addition, shareholders in Cayman Islands companies may not have standing to initiate a shareholder derivative action in U.S. federal courts.

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

Depending upon the value of our assets, which is generally determined based on the market value of the ADSs, and the nature of our assets and income over time, we could be classified as a PFIC for U.S. federal income tax purposes. Based on our current income and assets and the value of the ADSs, we do not believe we were a PFIC for the 2019 taxable year or for prior years, and we do not expect to be classified as a PFIC for the current taxable year or in the foreseeable future. While we do not anticipate becoming a PFIC for the current taxable year, fluctuations in the market price of our ADSs or changes in the composition of our income or assets may cause us to become a PFIC for the current or any subsequent taxable year.

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

Our principal executive offices are located at South Wing, High Technology Building, No. 229 North 4th Ring Road, Haidian District, Beijing 100083, People’s Republic of China. Our telephone number at this address is (86-10) 8261-9988. Our registered office in the Cayman Islands is located at the offices of International Corporation Services Ltd., Harbour Place 2nd Floor, 103 South Church Street, P.O. Box 472, George Town, Grand Cayman KY1-1106. Our agent for service of process in the United States is Law Debenture Corporate Services Inc., located at 801 2nd Avenue, Suite 403, New York, NY 10017 and Cogency Global Inc., located at 122 East 42nd Street, 18th Floor New York, NY 10168.

Our Internet address is www.gridsum.com. The information on our website is not a part of this document. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at the website of http://www.sec.gov.

We commenced operations in December 2005 with the establishment of Beijing Gridsum Technology Co., Ltd., or Beijing Gridsum, in China. We have established or acquired some additional operating companies: Beijing Moment Everlasting Ad Co., Ltd., in January 2011, and its wholly-owned subsidiary, Beijing Yunyang Ad Co., Ltd., in March 2013, and Guoxinjunhe (Beijing) Technology Co., Ltd., in April 2012, Beijing Guoxinwangyan Technology Co., Ltd., in August 2015, Beijing Gridsum Yizhun Technology Co., Ltd., in February 2016, Beijing Zhixunyilong Software Co., Ltd., which was acquired by Beijing Gridsum in May 2017, and Beijing Gridsum Wang’an Technology Co., Ltd., in June 2017. We refer to these operating companies as Beijing Moment, Beijing Yunyang, Guoxinjunhe, Beijing Guoxinwangyan, Beijing Yizhun, Beijing Zhixunyilong and Beijing Gridsum Wang’an, respectively.

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

To comply with applicable PRC laws and regulations, we conduct our operations in China principally through Beijing Gridsum, Guoxinjunhe, Beijing Moment, Beijing Yunyang, Beijing Guoxinwangyan, Beijing Zhixunyilong, Beijing Gridsum Wang’an and Beijing Yizhun. The WFOE entered into a series of contractual arrangements on December 22, 2014 with Gridsum PRC Holding, the parent of our PRC operating companies, and the shareholders of Gridsum PRC Holding. These contractual arrangements allow us to exercise effective control over Gridsum PRC Holding and receive substantially all of the economic benefits of Gridsum PRC Holding. As a result, we are the primary beneficiary of Gridsum PRC Holding and treat it as our variable interest entity, or VIE, under U.S. GAAP. We have consolidated the financial results of Gridsum PRC Holding and its subsidiaries in our consolidated financial statements.

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

In June 2015, in connection with our collaboration projects with a third party in the e-Government field, we established a joint venture company, Beijing Guoxinwangyan. Beijing Gridsum and Guoxinjunhe each owns 40% of the equity interest in Beijing Guoxinwangyan. The remaining 20% equity interest in Beijing Guoxinwangyan, which was initially owned by the third party, has been transferred to Beijing Gridsum Wang’an following the termination of the collaboration projects.

On September 23, 2016, our ADSs commenced trading on The Nasdaq Stock Market under the symbol “GSUM.”

On April 30, 2018, we entered into a convertible note purchase agreement with FutureX Innovation SPC. On May 5, 2018, we completed the transactions contemplated by the convertible note purchase agreement and issued an US$40 million convertible note to FutureX Innovation SPC for a total consideration of US$40 million. In accordance with the convertible note purchase agreement, we also entered into a registration rights agreement with FutureX Innovation SPC. The principal amount of the note and all accrued and unpaid interest became due on November 5, 2019, and we failed to repay the note on such date. On December 9, 2019, FutureX Innovation SPC served a statutory demand on us, under which it (i) claimed that we owed, as of December 9, 2019, a total amount of US$41,913,498 under the note, (ii) demanded that we pay such amount or secure or compound for it to FutureX Innovation SPC’s satisfaction, and (iii) stated that if payment of such amount is not made within 21 days of the date when the statutory demand was served on us, we will be deemed to be insolvent and a winding up petition may be presented against us in accordance with applicable Cayman laws. On March 3, 2020, we entered into an extension agreement with FutureX Innovation SPC, pursuant to which the parties agreed to extend the maturity date of the FutureX Convertible Note to May 31, 2020. In consideration of the extension, we agreed to pay an extension fee and increase the interest rate of the note to 24% per year effective from January 1, 2020. Pursuant to the terms of the extension agreement, FutureX Innovation SPC waived our prior payment default and withdrew the statutory demand served on us on December 9, 2019.

On May 8, 2018, our board of directors received a preliminary non-binding proposal letter, from FutureX Capital Limited, an affiliate of FutureX Innovation SPC, to acquire all of our outstanding ordinary shares not already owned by it in a going private transaction. The proposal was withdrawn by FutureX Capital Limited on January 3, 2020.

On February 28, 2019, we entered into a share subscription agreement with Hammer Capital Private Investments Limited and certain other equity investment firms. Pursuant to the share subscription agreement, we agreed to issue and sell an aggregate of 3,461,902 newly issued Class B ordinary shares to the investors in a private placement transaction for an aggregate price of approximately US$11.1 million, or a per share price of US$3.20. The transaction was closed on March 4, 2019. In connection with the transaction, we also entered into a registration rights agreement with the investors.

On May 30, 2019, one of our consolidated affiliated entities borrowed a 24-month working capital loan in the amount of RMB120 million from an entity affiliated with Hammer Capital Private Investments Limited. In connection with and as part of the consideration for the extension of the loan, we issued to an affiliate of the lender a warrant to purchase our Class B ordinary shares. Under the warrant, the warrant holder may purchase our Class B ordinary shares at the exercise price of US$4.0261 per share, for up to a total number of Class B ordinary shares representing the aggregate exercise price of US$14.45 million. Such aggregate exercise price will be increased to US$17.34 million if the loan is not repaid in full by May 30, 2020, and further increased to US$21.68 million if the loan is not repaid in full by November 30, 2020. We also entered into a registration rights agreement with Hammer Capital Private Investments Limited with respect to the ordinary shares issuable under the warrant.

On July 15, 2019, our board of directors received a preliminary non-binding proposal letter from Guosheng Qi, Guofa Yu, their respective affiliated entities, and Beta Dynamic Limited, an affiliate of Hammer Capital Private Investments Limited, to acquire our company in a going private transaction for US$3.80 in cash per ADS or ordinary share. Our board of directors formed a special committee consisting of independent directors to evaluate the proposal and any other alternative transactions. On May 1, 2020, our board of directors received a revised non-binding proposal letter, from Guosheng Qi, Guofa Yu, their respective affiliated entities, Beta Dynamic Limited, Shenzhen Qianhai Banyan Capital Investment & Management Co., Ltd and Hangzhou Yutao Capital Co., Ltd, to acquire our company in a going private transaction for US$2.00 in cash per ADS or ordinary share. As of the date of this annual report, the special committee is in the process of considering, with the assistance of the special committee’s legal and financial advisors, the proposal and possible responses. If completed, the going private transaction will result in us becoming a privately-held company and the ADSs will no longer be listed on The Nasdaq Stock Market. There can be no assurance that the proposal will be pursued further, approved or consummated. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Ordinary Shares and ADSs—Uncertainty concerning the proposed going private transaction may adversely affect our business and the market price of the ADSs.”

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

Our leading position is based on our solutions and our core technologies. Our software products are designed for a variety of commercial and governmental applications. To help our enterprise customers reach China’s large and growing online and mobile population, our initial products have focused on digital marketing analytics and automation solutions. We were among the first companies to offer web analytics solutions based on data warehouse technology, and we were among the first digital intelligence companies in China to build solutions entirely on a distributed data warehouse architecture using the open-source Hadoop framework. By leveraging the analytic capabilities of our Big Data Platform and the Gridsum Prophet, we have developed additional software solutions, including new media analytics and information discovery solutions, to address a broad range of customer needs. In 2019, our customers included Fortune 500 and China 500 enterprises, comprising 547 customers across diverse industries.

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

Our Core Technology

We offer suites of solutions that are built on our core technology. These end-to-end solution suites address customer needs in marketing automation, e-Government, new media, information discovery, data visualization and intelligent Industrial Internet of Things, or IIoT, solutions. Our solutions and core technologies are built on our distributed data warehouse architecture using the open-source Hadoop framework. Our data architecture offers high scalability and high performance characteristics. Our core technology consists of our data visualization and interactive data mining technologies, the Gridsum Big Data Platform, Gridsum Prophet, and our data acquisition and data pre-processing technologies.

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

•                    Machine learning capability powered by highly relevant large-scale historical data assets and industry experience —Our machine-learning algorithms learn from experience, identify patterns of interest and make data-driven predictions within their defined parameters. We leverage our data assets and industry expertise to design machine-learning algorithms that solve specific industry problems for our customers. In conjunction with our natural language processing technology, machine learning is particularly suitable for processing unstructured data by recognizing patterns and connections through which the raw data can be structured and analyzed.

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

Visualization Technologies

We offer intuitive interactive visualization platform that allows customers to display vital performance metrics in a highly flexible and customizable way and allow users to interact directly with data by using simple fingertip and point-and-click gestures to perform analyses and answer questions. Our visualization capabilities support a full range of formats, from live data displays on large multi-screen control centers, to reports optimized for mobile devices. Our visualization platform is designed to be a rich interface that supports interactive data mining and integrates across device formats. Visualization is an important component of our technology used in all of our solutions and is highly adaptable to the requirements of different industries and individual customers.

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

Our Solutions

We offer suites of solutions for marketing automation, e-Government, new media, information discovery, data visualization and IIoT. Customers using our solutions are able to:

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

Intelligent Voice Recognition and Transcription System. The advanced AI-enabled Intelligent Voice Recognition and Transcription System converts voice into text in real time during court proceedings. The system leverages both Gridsum’s vertically-focused enterprise-AI engine, optimized for the legal space, and Tencent’s world-leading consumer-focused Chinese-language speech recognition engine. Gridsum adapted Tencent’s speech recognition technology to create a high-accuracy and high-reliability speech-to-text and text-to-speech application for the highly specialized legal space. Key dynamics of the product include the following:

•                    A highly focused AI optimized for the legal sector: it adopts industry-leading voice recognition modeling methods and acoustic modeling technologies. With an ultra-large-scale language model — and through the application of machine learning to the huge amount of content codified in laws and regulations, court verdicts and other corpus — a customized engine was created to effectively identify and recognize legal terms and context.

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

Industrial Internet of Things (IIoT) Solutions

In August 2017, Gridsum began to assemble a team of industrial experts and experienced data scientists and engineers to develop our Industrial AI and IIoT platform and applications on top of the Gridsum Big Data Platform and Gridsum Prophet and in 2018, Gridsum increased investment in research and development relating to Industrial Internet of Things (IIoT) solutions. These effort brings Gridsum’s AI and data science capabilities to the industrial verticals and helps our industrial clients optimize processes, reduce cost, and improve quality throughout the product design, manufacturing, and operations cycle. In 2019, we launched our IIoT platform COMPaaS, which builds on the foundation of our big data and enterprise AI capabilities to enable clients to design, develop, and deploy data and knowledge driven IIoT solutions in industrial settings. Some of the initial applications include:

•                    Smart fuel/power consumption prediction for new energy automobiles;

•                    Airport aviation fuel supply optimization;

•                    Oil drilling equipment failure prediction and preventive maintenance solutions;

•                    Energy consumption optimization solutions for building facilities such as data centers, hospitals and expo halls; and

•                    Automatic product defect detection.

Visualization Suite

Gridsum Visualization Platform is our agile business intelligence platform that provides visual data analytics and data visualization capabilities to rapidly build and deploy modern business intelligence solutions for enterprise. Powered by our high performance multi-dimensional correlation analysis and AI engine, it supports interactive data mining and visual data analytics. Gridsum Visualization Platform integrates charts, graphics and tables from various data sources and displays them on a single multi-screen interface. It offers pre-configured data visualization templates and provides customers with options to customize their data displays. Gridsum Visualization Platform improves visualization of customer digital intelligence data to help customers understand their business operations in a timely and intuitive manner, and provides business intelligence support for decision-makers. The capabilities and features of Gridsum Visualization Platform include:

•                    real-time connection to multiple data sources;

•                    integration with our big data and AI platforms;

•                    built-in data visualization templates and interactive data mining and modeling tools;

•                    data security and fine-grained access control; and

•                    user-friendly interface.

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

Intellectual Property

We rely on a combination of trademark, fair trade practice, copyright and trade secret protection laws and patent protection in China and other jurisdictions, as well as contractual restrictions, to protect our intellectual property. We control access to our proprietary technology and algorithms by entering into confidentiality and invention assignment agreements with our employees and contractors and confidentiality agreements with third parties. As of March 5, 2020, we had 805 issued patents in China, which will expire between 2025 and 2040, 2,317 patent applications pending in China and 55 patent applications pending in various other countries and jurisdictions.

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

Regulations on Internet Information Service

There are several principal laws and regulations on internet information service business with respect to foreign investment restriction and qualification requirement, including (i) the Telecommunications Regulations of the People’s Republic of China, promulgated by the State Council on September 25, 2000, as most recently amended on February 6, 2016, (ii) the Administrative Measures on Internet Information Services, promulgated by the State Council on September 25, 2000, as most recently amended on January 8, 2011, or the Internet Measures, (iii) the Administrative Rules for Foreign Investment in Telecommunications Enterprises issued by the State Council effective on January 1, 2002, as most recently amended on February 6, 2016, (iv) the Special Administrative Measures, (v) the Foreign Investment Law and (vi) the Implementing Regulations of the Foreign Investment Law.

These laws and regulations prescribe line between different types of telecommunications business activities, including basic telecommunications services and value-added telecommunications services, and internet information service is categorized as value-added telecommunications service which shall be subject to the special administrative measures. Under these laws and regulations, the proportion of foreign investment in companies conducting value-added telecommunications services (excluding e-commerce, domestic multi-party communication, store-and-forward and call center businesses) shall not exceed 50%, and the primary foreign investor must have a record of good performance and operating experience in conducting value-added telecommunications services. Due to these restrictions on foreign investment, we operate our internet information service business through Gridsum PRC Holding, our VIE, and its subsidiaries through contractual arrangements

The Internet Measures divide internet information services into two categories: services of an operative nature and services of a non-operative nature. Our business conducted through our website (under domain name www.gridsumdissector.com) involves operative internet information services, which requires us to obtain an ICP license. Our affiliated PRC entity and a subsidiary of our VIE, Beijing Gridsum, obtained an ICP license issued by Beijing Communications Administration, a local branch of the Ministry of Industry and Information Technology, or the MIIT, in July 2015.

Regulations on Market Survey Business

There are several principal regulations on market survey business in terms of foreign investment restriction and qualification requirement, including (i) the Special Administrative Measures and (ii) the Measures on the Administration of Foreign-related Surveys, promulgated by the PRC National Bureau of Statistics on October 13, 2004.

The Special Administrative Measures classifies market surveys as subjecting to the special administrative measures, stating that market surveys shall be limited to Sino-foreign equity or cooperative joint venture operations, and specifically, Chinese parties shall be controlling shareholders for survey of television and radio program ratings. We conduct our market survey business in the PRC through contractual arrangements with our VIE in compliance with the Special Administrative Measures.

The Measures on the Administration of Foreign-related Surveys define foreign-related market surveys as those including (i) market and social surveys conducted under the entrustment or with the financial aid of, or in cooperation with, any overseas organization, individual or any overseas organization’s agency in the PRC, (ii) market surveys conducted by any overseas organization’s agency in the PRC in accordance with applicable laws and (iii) market and social surveys wherein survey materials and results are to be provided to any overseas organization, individual or overseas organization’s agency in the PRC. Such surveys must be conducted through a survey institution possessing a foreign-related survey permit in accordance with applicable laws. We used to conduct foreign-related market surveys primarily through Beijing Moment, a subsidiary of our VIE, which held a foreign-related survey permit that has expired in November 2018.

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

Computer Software Copyright

On March 1, 2013, the amended Regulations for the Protection of Computer Software promulgated by the State Council came into effect. These regulations are formulated for protecting the rights and interests of computer software copyright owners, encouraging the development and application of computer software and promoting the development of software business. As of March 5, 2020, we had 242 registered copyrights, including 230 registered computer software copyrights in the PRC.

Patent

Patents in the PRC are principally protected under the Patent Law of the People’s Republic of China, which was amended by the Standing Committee of the National People’s Congress as of December 27, 2008. This law is formulated for protecting the rights and interests of patentees, encouraging invention, promoting the application of inventions, enhancing innovation capacity, and facilitating the advancement of science and technology and the economic and social development. Under this law, the duration of a patent right is either 10 years or 20 years from the date of application, depending on the type of patent right. As of March 5, 2020, we had 805 patents granted in the PRC, 2,317 patent applications pending in the PRC and 55 patent applications pending in various other countries and jurisdictions.

Trademark

The PRC Trademark Law, effective in 1983 and most recently amended in 2019, protects the proprietary rights with respect to registered trademarks. The National Intellectual Property Administration under the State Administration for Market Regulation handles trademark registrations and may grant a term of 10 years for registered trademarks, which may be extended for another 10 years of each renewal upon request. Trademark license agreements shall be filed with the National Intellectual Property Administration for record. In addition, if a registered trademark is recognized as a well-known trademark, the protection of the proprietary right of the trademark holder may reach beyond the specific class of the relevant products or services. As of March 5, 2020, we had 722 registered trademarks in different trademark categories and 11 trademark applications in the PRC.

Domain Name

On November 1, 2017, the Administrative Measures for Internet Domain Names promulgated by the Ministry of Information came into effect, replacing the Measures for the Administration of Internet Domain Names of the PRC promulgated by the Ministry of Information effective on December 20, 2004. These measures are formulated with reference to the norms on administration of internet domain names worldwide, for the purposes of regulating services regarding internet domain, safeguarding users’ legitimate rights and interests, guaranteeing the safe and reliable operation of the system of internet domain names, promoting the development and application of Chinese domain names and top-level domains of the state, and promoting the healthy development of the PRC Internet network. As of March 5, 2020, we had 92 registered domain names.

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

On November 29, 2017, the State Administration for Market Regulation issued the Information Security Technology—Personal Information Security Specification, which came into effect on May 1, 2018. The specification includes a recommendation for the nationwide standards for protection and processing of private personal information, and provides and clarifies the definitions and data processing, disclosure and protection requirements regarding personal information. Furthermore, the Ministry of Public Safety published the Guidance to the Protection of Internet Personal Information Safety on April 10, 2019, providing for the management mechanisms, security technical measures and business processes for the protection of personal information. On May 28, 2019 and June 13, 2019, respectively, the Cyberspace Administration of China issued the Administrative Measures for Data Security (Draft for Comment), or the Draft Data Security Measures, and the Measures for Security Assessment for Cross-border Transfer of Personal Information (Draft for Comment), or the Draft Cross-Border PI Transfer Measures, seeking public opinions on these draft measures. The aforementioned measures further the protection on data and personal information as currently provided in the Cyber Security Law. Under the Draft Data Security Measures, those who make use of cyberspace within the PRC for data collection, storage, transmission, processing, use and other activities, as well as data security protection, supervision and management, other than for pure family and personal affairs, shall comply with the detailed requirements specified in the Data Security Measures. The Draft Cross-Border PI Transfer Measures require a mandatory security assessment be done before the cross-border transfer of personal information collected during the business operations within the PRC by a network operator. We may be required to comply with these draft measures once they come into effect.

Regulations on Employment

There are several principal rules and regulations in the PRC with respect to rights and obligations of employers and labors, including (i) the Labor Law of the People’s Republic of China, promulgated by the Standing Committee of the National People’s Congress effective on January 1, 1995, as most recently amended on December 29, 2018, or the Labor Law, (ii) the Labor Contract Law of the People’s Republic of China, promulgated by the Standing Committee of the National People’s Congress effective on January 1, 2008, as most recently amended on December 28, 2012 or the Labor Contract Law, (iii) the Social Insurance Law of the People’s Republic of China, promulgated by the Standing Committee of the National People’s Congress effective on July 1, 2011, as most recently amended on December 29, 2018, or the Social Insurance Law, and (iv) the Regulations on the Management of Housing Provident Fund, promulgated by the State Council on April 3, 1999, as most recently amended on March 24, 2019, or the Housing Fund Regulations.

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

Regulations on Taxation

PRC Enterprise Income Tax

PRC enterprise income tax is calculated based on taxable income, which is determined under (i) the PRC Enterprise Income Tax Law, promulgated by the National People’s Congress of China effective on January 1, 2008, as most recently amended on December 29, 2018, or the EIT Law, and (ii) the implementation rules to the EIT Law promulgated by the State Council effective on January 1, 2008, as most recently amended on April 23, 2019. The EIT Law imposes a uniform enterprise income tax rate of 25% on all resident enterprises in the PRC, including foreign-invested enterprises and domestic enterprises, unless they qualify for certain exceptions. According to the EIT Law and its implementation rules, the income tax rate of an enterprise that has been determined to be a high and new technology enterprise may be reduced to 15% with the approval of relevant tax authorities.

In addition, according to the EIT Law, enterprises registered in countries or regions outside the PRC but have their “de facto management bodies” located within China may be considered as PRC resident enterprises and are therefore subject to PRC enterprise income tax at the rate of 25% on their worldwide income. Though the implementation rules of the EIT Law define “de facto management bodies” as “establishments that carry out substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc. of an enterprise,” the only detailed guidance currently available for the definition of “de facto management body” as well as the determination and administration of tax residency status of offshore-incorporated enterprises are set forth in Circular 82, and the Administrative Measures for Enterprise Income Tax of Chinese-Controlled Overseas Incorporated Resident Enterprises (Trial Version), or Bulletin No. 45, which was most recently amended on June 15, 2018, both issued by the SAT, which provide guidance on the administration as well as determination of the tax residency status of a Chinese-controlled offshore-incorporated enterprise, defined as an enterprise that is incorporated under the law of a foreign country or territory and that has a PRC company or PRC corporate group as its primary controlling shareholder.

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

The Arrangement Between the PRC and the Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion With Respect to Taxes on Income was promulgated by the SAT and implemented on December 8, 2006, and was most recently amended on July 19, 2019. This arrangement reduces withholding tax rate in respect of the payment of dividends by a PRC enterprise to a Hong Kong enterprise from a standard rate of 10% to 5% if the Hong Kong enterprise directly holds at least 25% of the PRC enterprise. Pursuant to the Notice of the State Administration of Taxation on the Issues concerning the Application of the Dividend Clauses of Tax Agreements, or Circular 81 a Hong Kong resident enterprise must meet the following conditions, among others, in order to enjoy the reduced withholding tax rate: (i) it must be a company; (ii) it must directly own the required percentage of equity interests and voting rights in the PRC resident enterprise; and (iii) it must have directly owned such required percentage in the PRC resident enterprise throughout the 12 months prior to receiving the dividends. Furthermore, the Administrative Measures for Entitlement to Treaty Benefits for Non-Resident Taxpayers, which became effective on January 1, 2020, require that non-resident taxpayers must report and submit the relevant statements and materials specified in this measure and be administrated and supervised subsequently by the relevant tax authority in order to enjoy the reduced withholding tax rate. There are also other conditions for enjoying the reduced withholding tax rate pursuant to other applicable tax rules and regulations.

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

Pursuant to the Pilot Plan and relevant notices and the Decision, the VAT rates generally applicable are 6%, 11% and 17%. The Notice of the Ministry of Finance and the State Administration of Taxation on Adjusting VAT Rates, which became effective on May 1, 2018, revised the VAT rates to 6%, 10% and 16%. The Public Notice regarding certain Policies for Deepening the VAT Reform, which became effective on April 1, 2019, further reduced the VAT rates to 6%, 9% and 13%. As of the date of this annual report, our PRC subsidiaries and consolidated affiliated entities are generally subject to VAT rates of 6%, 9% or 13%.

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

SAFE promulgated the Circular of the State Administration of Foreign Exchange on Further Promoting the Facilitation of Cross-border Trade and Investment, or SAFE Circular 28, effective on October 23, 2019. Among others, SAFE Circular 28 relaxes prior restrictions and allows a foreign-invested enterprise that does not have equity investment in its approved business scope to use its capital funds to make domestic equity investment as long as such investment is real and in compliance with the foreign investment-related laws and regulations. However, since it is relatively new, uncertainties still exist in relation to its interpretation and implementation.

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

Regulations on Dividend Distribution

The principal legislation with respect to payment or distribution of dividends by wholly foreign-owned enterprises includes (i) the Company Law of the People’s Republic of China, most recently amended by the Standing Committee of the National People’s Congress as of October 26, 2018, and (ii) the Foreign Investment Law and its implantation rules. Under these laws, wholly foreign-owned enterprises in the PRC may pay dividends only out of accumulated profits, after setting aside annually at least 10% of accumulated after-tax profits to its statutory reserves, until such time as the accumulative amount of such reserves reaches 50% of the enterprise’s registered capital. A wholly foreign-owned enterprise may allocate a portion of its after-tax profits to discretionary reserves at its discretion. These reserve funds may not be distributed as cash dividends.

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
100%
100%
Beijing Gridsum Technology Co., Ltd. ("Beijing Gridsum")
Guoxinjunhe (Beijing) Technology Co., Ltd. ("Guoxinjunhe")
Beijing Gridsum Wang'an Technology Co., Ltd. ("Beijing Gridsum Wang'an")
Beijing Gridsum Yizhun Technology Co., Ltd. ("Beijing Yizhun")
Beijing Zhixunyilong Software Co., Ltd. ("Beijing Zhixunyilong")
Beijing Moment Everlasting Ad Co., Ltd. ("Beijing Moment")
40%
40%
20%
100%
Beijing Guoxinwangyan Technology Co., Ltd.
("Beijing Guoxinwangyan")
Beijing Yunyang Ad Co., Ltd.
("Beijing Yunyang")
Equity interest
Contractual arrangements including an Exclusive Business Cooperation Agreement, Exclusive Option Agreements, Shareholders' Voting Rights Proxy Agreements and Equity Pledge Agreements

(1) Gridsum (Beijing) Management Consulting Co., Ltd. is a holding company owned by Guosheng Qi and other key employees, who own 57.34% and 42.66% of this entity, respectively

Contractual Arrangements with Gridsum PRC Holding and its Shareholders

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

D.    Property, Plants and Equipment

Facilities

Our corporate headquarters, which includes sales, marketing, business operations and executive offices, is located in Beijing, China and consists of approximately 9,800 square meters of office space under 22 leases that will expire beginning in 2020. In addition to our headquarters, we lease space in Shanghai, Guangzhou, Shenzhen, Chengdu and Xi’an. In addition, we maintain data centers in Beijing and Shanghai.

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

Our leading position is based on our solutions and our core technologies. Our software products are designed for a variety of commercial and governmental applications. To help our enterprise customers reach China’s large and growing online and mobile population, our initial products have focused on digital marketing analytics and automation solutions. We were among the first companies to offer web analytics solutions based on data warehouse technology, and we were among the first digital intelligence companies in China to build solutions entirely on a distributed data warehouse architecture using the open-source Hadoop framework. By leveraging the analytic capabilities of our Big Data Platform and the Gridsum Prophet, we have developed additional software solutions, including new media analytics and information discovery solutions, to address a broad range of customer needs. In 2019, our customers included Fortune 500 and China 500 enterprises, comprising 547 customers across diverse industries.

We are exclusively dedicated to developing proprietary technologies and solutions in digital intelligence. In 2009, we launched Web Dissector, our first digital intelligence solution, and our first Web Dissector customer remains a customer today. Since 2009, we have released a series of solutions based on our Big Data Platform, including SEM Dissector, SEO Dissector, Mobile Dissector, Contribution Dissector, Streaming Dissector, Video Dissector, Government Web Dissector, Media Dissector and Law Dissector. In 2014, we launched ADSUITE, a fully integrated package through which customers can access all our marketing automation solutions. In October 2016, we launched our social listening solution. It is a cloud-based service that enables an enterprise customer to monitor and analyze web and social media posts regarding the brand, products, customer service of the customer and its competitors. It also provides sentiment analysis and generates alerts from those posts. In November 2017, we, in cooperation with Tencent and the PRC People’s Court Press, launched our Faxin Wei Su Platform, a litigation service on WeChat’s micro application platform. It provides integrated online litigation and remote trial handling services in China, enabling both the courts and litigants to join a trial remotely through our Faxin Wei Su platform. In December 2017, we launched our Intelligent CRM Solution. The Intelligent CRM Solution is a cloud-based, marketing-centric CRM solution tailor-made for both multinational and local companies operating in China, enabling our clients to leverage both online and offline data derived from their digital marketing and sales divisions and customers’ digital footprints, to drive sales and close orders in a more efficient and KPI-enhancing manner. In 2019, we launched our IIoT platform COMPaaS, which builds on the foundation of our big data and enterprise AI capabilities to enable clients to design, develop, and deploy data and knowledge-driven IIoT solutions in industrial settings.

Despite our growth in earlier periods, our business activity and related revenues have declined from 2017 to 2019. Our net revenues were RMB469.5 million, RMB431.2 million and RMB326.6 million (US$46.9 million) in 2017, 2018 and 2019, respectively, representing a year-over-year decline of 8% and 24%, respectively. We continued to make expenditures and investments, including in our technologies, personnel, sales and marketing, infrastructure and operations, incurring net losses of RMB239.1 million, RMB522.5million and RMB536.9 million (US$77.1 million) in 2017, 2018 and 2019, respectively. Our employee headcount decreased from 1,078 employees as of December 31, 2017 to 929 employees as of December 31, 2019. We had 505, 539 and 547 customers in 2017, 2018 and 2019, respectively

We deliver our solutions as cloud-based software-as-a-service, or SaaS, offerings that are easy to deploy, easy to access, automatically updated without disruption, and enable our customers to reduce IT support costs by outsourcing hardware and software maintenance and support. We account for our revenues on a net basis, based on the fees our customers pay us without including any amounts they pay third parties for advertising or other services. We charge most customers based on percentage of their spending on our system in the bid management application or the volume of data being processed (e.g., page views or viewer views). When we provide our data analytics solutions with bid management functionality, we charge customers based on a percentage of their ad spending with search engine providers. For example, a customer utilizing our bid management software to optimize performance of its search engine marketing campaign would pay us a service fee calculated as a negotiated percentage of its ad spending through our software. When we offer our data analytics solutions to customers without reference to ad spending, we typically charge them negotiated variable amounts based on the monthly volume of data processed. We arrive at an annual data volume estimate before the engagement commences, and charge a fee for a predetermined base number of page views or viewer views. If the volume of the data processed exceeds the base, we charge progressively for the additional usage. To satisfy some of our customers’ needs, we set a fee cap based on negotiation, subject to annual adjustment, or negotiate fixed-fee based contracts with them. In 2019, 68% of our revenues were recognized based on capped or fixed-fee arrangements. For our marketing automation solutions, we earn and record service fee revenues over the contractual period, in proportion to ad spending or the completion of milestones that are stipulated in the contracts. In addition, we receive revenues from the incentive programs of search engine providers based on factors determined by them, such as yearly growth in the amount of advertising on the provider’s search engine platform that our customers purchase through our solutions and other factors selected at the discretion of these providers. Revenues from these programs are received on both a quarterly and an annual basis. A majority of our customer contracts have terms of one year and may be renewed. Our gross margin in 2017, 2018 and 2019 was 80%, 77% and 76%, respectively.

Factors Affecting Our Results of Operations

Investment in Expansion and Penetration of Our Customer Base

Our performance depends on our ability to continue to attract new customers and expand usage of our products by existing customers. We had 505, 539 and 547 customers in 2017, 2018 and 2019, respectively. For the foreseeable future, we expect that our revenue growth, if any, will be primarily driven by the pace of adoption of our products and we will incur expenses associated with educating the market about the benefits of our products. We had grown our sales and marketing team, which consists of our sales personnel and customer service consultants, from a total of 410 employees as of December 31, 2017 to 571 employees as of December 31, 2018. As part of our efforts to reorganize the sales and marketing functions and optimize the composition of our employees across difference divisions, we reduced the number of our sales and marketing employees to 287 as of December 31, 2019. We intend to continue our marketing efforts to increase our awareness of our solutions and our brand.

Investment in Innovation

Our performance is significantly dependent on the investments we make in research and development to innovate, improve functionality, develop new technologies, and adapt to new technologies or changes to existing technologies. Our product innovation and development allows our customers to analyze growing volumes and variety of data in new ways. Our research and development team included 546 employees as of December 31, 2017, 491 employees as of December 31, 2018 and 518 employees as of December 31, 2019. We intend to continue to invest in product innovation and leadership, including hiring top technical talent, focusing on core technology innovation and product development and new industry verticals. One area of focus in the nearer term is development of solutions in the legal and financial services verticals and IIoT based on our Gridsum Big Data Platform and Gridsum Prophet. Another area of focus is the development of integrated solutions in data analytics, information discovery, and data visualization. We do not expect to realize significant revenues from these development initiatives in the near term.

Investment in Infrastructure

We have made substantial investments in our infrastructure, and expect to continue to make such investments. For example, we expect to make investments in infrastructure such as data centers, network bandwidth and technical operations personnel. Additionally, and in response to the heightened data security requirements for our e-Government customers, particularly in the judicial system, we from time to time outsource some of our software optimization and data security enhancement work to specialist companies in this field, and incur expenses relating to such outsourced services. We also expect to make additional investments in our infrastructure as we continue to develop our capabilities across our product range.

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

Trends in Key Performance Indicators

We review the following key metrics to evaluate our business, measure our performance, identify trends affecting our business, formulate business plans and make strategic decisions:

Average Customer Contribution

We calculate average customer contribution by dividing total net revenues in a period by the total number of customers for the same period. We monitor average customer contribution as a measure of our cross selling and upselling of our new solutions. Our average customer contribution was RMB0.9 million, RMB0.8 million and RMB0.6 million (US$0.1 million) in 2017, 2018 and 2019, respectively, representing a decrease of 14% from 2017 to 2018 and a decrease of 25% from 2018 to 2019.

Customers

We define a customer in a period as a single organization that purchases our products and solutions and with respect to which we recognize revenue during such period. A single customer may have multiple paid business accounts for separate divisions, segments or subsidiaries, but all entities that are part of the same corporate structure are counted as a single customer. We periodically review and optimize our customer portfolio. In 2017, 2018 and 2019, we had 505, 539 and 547 customers, respectively. No single customer represented 10% or more of our total net revenues in 2017, 2018 or 2019. The majority of our revenues were generated by sales to existing customers.

Company Strategic Restructuring and Operating Environment

During 2019, we conducted a substantial restructuring of the company, which remains ongoing, for purposes of evolving our solution and product mix toward areas that we believe would ultimately generate higher margins, higher return and higher growth, increasing efficiencies and productivity, and ultimately improving our results of operation and financial condition.

Key components of this process include the restructuring of the development, sales and service functions, the evolution of organizational and departmental KPIs, and the restructuring and evolution of our sales teams and their product and client focus.

In addition, during 2019, the demand for our products and solutions was adversely affected by the slowdown of China’s economic growth, which led to softened consumer demand. Our marketing-oriented solutions were particularly impacted, and we have seen a deterioration of margins and working capital terms with clients in a number of areas as a result. These challenges were most acute for our search-related businesses including our SEM Dissector and SEO Dissector solutions.

The combination of these factors has resulted in a relatively tight financial environment for our company. The availability of cash and other financial resources have reduced, requiring us to carefully manage our working capital and adjust our cost and revenue mix, among others, to maintain liquidity and continue our business operations. As a result, through 2019, we accelerated our move to reduce our business in search-related areas. These areas are typically characterized by having heavy working capital requirements and sub-optimal receivable terms, resulting in a lower return on capital profile. These dynamics have deteriorated further through 2019 to the extent that we have continued to reduce our business in these areas into 2020. Depending on market conditions and our financial position, we may continue to deprioritize our search-heavy businesses during 2020, and we may consider a full exit from such business.

Our financial performance in 2019 reflected the impact of our efforts and challenges around our strategic restructuring to achieve a more optimal revenue and cost structure, as well as the tightening operating conditions as a result of our cash flow and liquidity pressures. The slowdown in the Chinese economy and softened consumer demand also adversely affected our results of operations. Under the impact of these factors, we experienced a relatively low growth in our overall customer numbers from 539 in 2018 to 547 in 2019, and a reduction in average customer contribution from RMB0.8 million in 2018 to RMB0.6 million (US$0.1 million) in 2019. These in turn resulted in the significant 24.3% decline in our net revenues from RMB431.2 million in 2018 to RMB326.6 million (US$46.9 million) in 2019). Additionally, the size of our employee team reduced from 1,192 employees as of December 31, 2018 to 929 employees as of December 31, 2020, partly due to our reduction of employee headcount to increase efficiency and also as a result of employee departures under a challenging environment with regard to hiring and retaining key employees.

These challenging operating conditions have continued into 2020, and we expect additional and increasingly negative impacts to our business, financial condition and results of operation, as a result of these factors as well as the outbreak of COVID-19. For details of the impact of the outbreak of COVID-19, see “—COVID-19.”

COVID-19

Since December 2019, China has experienced an outbreak of COVID-19, a disease caused by a novel and highly contagious form of coronavirus, which then spread throughout China and other parts of the world, including the United States. On January 30, 2020, the World Health Organization declared the outbreak of COVID-19 a “Public Health Emergency of International Concern,” and on March 11, 2020, the World Health Organization characterized the outbreak as a “pandemic.”

Government efforts to contain the spread of the coronavirus through lockdowns of cities, business closures, travel restrictions and emergency quarantines, among others, and responses by businesses and individuals to reduce the risk of exposure to infection, including reduced travel, cancellation of meetings and events, and implementation of work-at-home policies, among others, have caused significant disruptions to the global economy and normal business operations across a substantial list of sectors and countries. The foregoing are likely to adversely affect business confidence, consumer sentiment and economic activity, and have been, and may continue to be, accompanied by significant volatility in financial and commodity markets. The spread of the coronavirus is also likely to have broader macroeconomic implications, including reduced levels of economic growth and possibly a global recession, the effects of which will likely be felt well beyond the time the spread of infection is contained.

Substantially all of our operations are conducted in China and substantially all of our revenues are generated in China. In response to the intensifying efforts to contain the spread of COVID-19, the Chinese government took certain emergency measures, including extension of the Lunar New Year holidays, implementation of travel bans, blockade of certain roads and closure of factories and businesses, and may continue to take further measures to keep this epidemic outbreak in check. From January 2020 to February 2020, we temporarily closed all of our corporate offices and requested all employees to work remotely. This outbreak of communicable diseases has caused, and may continue to cause companies, including us and certain of our customers, and other stakeholders, to implement temporary adjustment of work schemes allowing employees to work from home and adopt remote collaboration.

In particular, the recent outbreak of COVID-19 has caused a significant number of our marketing automation customers to reduce their marketing budgets, which has negatively affected our marketing-related solutions revenues and financial performance generally. Consequently, the COVID-19 outbreak and any measures to combat the spread of the virus, and their aftermath, will likely adversely affect our business operations, financial condition, operating results and cash flow.

Following the outbreak of COVID-19, we have seen particular and immediate impacts in our operations, including a significant slowdown in the customer sales origination and renewal cycle, increased timeframes to accomplish key tasks and incremental challenges in collecting accounts receivable in a timely manner. It has hence caused material negative impacts to our net revenues and liquidity position. We expect these and other negative impacts as a result of COVID-19 to continue to adversely affect our business operations, results of operation and financial position through 2020 and potentially in future periods. It is not possible at this time to estimate the impact that COVID-19 could have on our business, as the impact will depend on future developments, which are highly uncertain and cannot be predicted.

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

Cost of Revenues

Cost of revenues consists primarily of personnel and personnel-related expenses for our customer service consultants, who work closely with our customer sales, marketing, IT and other operating professionals to help customers optimize the performance of their accounts, and periodically provide in-depth analyses for customers. Personnel costs consist of salaries, benefits, bonuses and share-based compensation. Cost of revenues also includes data center expenses, office and overhead costs, outsourcing cost, bandwidth costs, and depreciation expenses related directly to providing services to customers. We plan to continue increasing the capacity, capability and reliability of our infrastructure to support the growth of our customer base and the number of products we offer. We expect that, for the foreseeable future, our cost of revenues will fluctuate as a percentage of our net revenues.

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

Sales and Marketing Expenses

Sales and marketing expenses consist primarily of personnel costs for our sales, marketing and business development employees and executives. Commissions are expensed in the period when a customer contract is executed. Sales and marketing expenses also include the costs of our marketing and brand awareness programs. We plan to continue investing in sales and marketing by continuing to attract and hire talented sales and marketing professionals, expanding our marketing activities, building brand awareness and sponsoring additional marketing events. We expect our sales and marketing expenses to decrease as a percentage of net revenues over the long term, although our sales and marketing expenses may fluctuate from period to period depending on fluctuations in net revenues and the timing of our sales and marketing expenses.

Research and Development Expenses

Research and development expenses consist primarily of personnel costs, allocation of general overhead expenses and outsourcing expenses, and collaboration with third-party vertical specialists. We continue to focus our research and development efforts on adding new features and products and on improving the functionality and ease of use of our existing products. In addition, we invest aggressively in the research and development of the infrastructure layer of software technologies, which will benefit us in the long run. We expense all our software development costs as they are incurred. We plan to continue to hire employees for our engineering, product management and consulting teams to support our research and development efforts, particularly in our legal services, intelligent CRM and IIoT solutions, addressing three verticals where we intend to introduce advanced solutions. Our research and development expenses declined in absolute amount in 2019 as we invested significant amounts in research and development in 2018, and we expect our research and development expenses to decline modestly in absolute amount in the near term. We also expect our research and development expenses to decrease modestly as a percentage of net revenues over the long term, with variation from period to period depending on fluctuations in net revenues and the timing and extent of our research and development expenses.

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

	For the Year Ended December 31,
	2017	2018	2019
	RMB	RMB	RMB	US$
	(in thousands)
Consolidated Statements of Operations Data:
Revenues:
Enterprise	377,013	387,574	258,903	37,189
e-Government and other	102,216	53,117	71,796	10,313
Less: Business tax and surcharges	(9,696)	(9,444)	(4,147)	(596)
Net revenues	469,533	431,247	326,552	46,906
Cost of revenues(1)	(94,640)	(100,867)	(77,361)	(11,112)
Gross profit	374,893	330,380	249,191	35,794
Operating expenses:
Sales and marketing expenses(1)	(192,413)	(166,176)	(144,401)	(20,742)
Research and development expenses (1)	(257,921)	(533,586)	(320,402)	(46,022)
General and administrative expenses (1)	(143,743)	(182,289)	(319,653)	(45,915)
Total operating expenses	(594,077)	(882,051)	(784,456)	(112,679)
Loss from operations	(219,184)	(551,671)	(535,265)	(76,885)
Other income/(expense):
Foreign currency exchange gain/(loss)	(8,552)	(9,719)	(729)	(105)
Interest income/(expense), net	(5,430)	(9,878)	(14,028)	(2,015)
Other income/(expense), net	(1,683)	1,005	(788)	(113)
Amortization of debt discount	—	(25,337)	(40,918)	(5,878)
Gain on change in fair value of derivative liabilities	—	57,890	27,829	3,997
Loss before income tax	(234,849)	(537,710)	(563,899)	(80,999)
Income tax (expense)/benefit	(4,275)	15,165	27,010	3,880
Net loss	(239,124)	(522,545)	(536,889)	(77,119)

(1)             Share-based compensation was allocated in costs and operating expenses as follows:

	For the Year Ended December 31,
	2017	2018	2019
	RMB	RMB	RMB	US$
	(in thousands)
Cost of revenues	501	801	548	79
Sales and marketing expenses	4,739	6,810	8,537	1,226
Research and development expenses	8,641	16,310	16,001	2,298
General and administrative expenses	9,046	15,105	27,364	3,931
Total	22,927	39,026	52,450	7,534

Year Ended December 31, 2018 Compared to Year Ended December 31, 2019

Net Revenues

	For the Year Ended December 31,			Change
	2018	2019		Amount	%
	RMB	RMB	US$	RMB
	(in thousands, except for percentages)
Revenues:
Enterprise	387,574	258,903	37,189	(128,671)	(33)%
e-Government and other	53,117	71,796	10,313	18,679	35%
Less: Business tax and surcharges	(9,444)	(4,147)	(596)	(5,297)	(56)%

Net revenues	431,247	326,552	46,906	(104,695)	(24)%

Net revenues decreased by RMB104.7 million, or 24%, from 2018 to 2019, including a 33% decrease in enterprise revenues and a 35% increase in e-Government and other revenues. Total customers increased 1%, to 547 customers in 2019 from 539 customers in 2018.

Enterprise revenues decreased by RMB128.7 million, or 33%, to RMB258.9 million (US$37.2 million) from RMB387.6 million in 2018, as we are shifting focus from search engine marketing to products and solution-based services. Enterprise customers increased 2%, from 496 to 508, and average enterprise customer contribution decreased from RMB0.8 million in 2018 to RMB0.5 million (US$0.1 million) in 2019.

E-Government and other revenues increased by RMB 18.7million, or 35%, reflecting improved sales of IIoT solutions, and average e-Government and other customer contribution increased from RMB1.2 million in 2018 to RMB1.8 million (US$0.3 million) in 2019.

Cost of Revenues

	For the Year Ended December 31,			Change
	2018	2019		Amount	%
	RMB	RMB	US$	RMB
	(in thousands, except for percentages)
Cost of revenues	(100,867)	(77,361)	(11,112)	(23,506)	(23)%

Cost of revenues decreased by RMB23.5 million, or 23%, from 2018 to 2019. The decrease was primarily as a result of a RMB17.5 million decrease in technical service fees, a RMB3.3 million decrease in personnel and related costs, a RMB1.2 million decrease in depreciation and amortization and share-based compensation, a RMB0.8 million decrease in other miscellaneous cost and a RMB0.7 million decrease in outsourcing fee. The decrease in technical service fees was mainly attributable to the decrease of system-related maintenance services for system optimization and data security after heavier investment in prior periods. The decrease in cost of revenues was also attributable to a decrease of our personnel costs which is a direct result of our decrease of revenue and related business activity, which reduced the amount of in-depth analyses we perform for our customers and the number of employees required to help customers optimize the performance of our solutions.

Gross Profit

Gross profit decreased by RMB81.2 million, or 25%, from 2018 to 2019, and gross margin decreased from 77% in 2018 to 76% in 2019.

Operating Expenses

	For the Year Ended December 31,			Change
	2018	2019		Amount	%
	RMB	RMB	US$	RMB
	(in thousands, except for percentages)
Operating expenses:
Sales and marketing expenses	(166,176)	(144,401)	(20,742)	(21,775)	(13)%
Research and development expenses	(533,586)	(320,402)	(46,022)	(213,184)	(40)%
General and administrative expenses	(182,289)	(319,653)	(45,915)	137,364	75%
Total operating expenses	(882,051)	(784,456)	(112,679)	(97,595)	(11)%

Sales and Marketing Expenses

Sales and marketing expenses decreased by RMB21.8 million, or 13%, from 2018 to 2019, primarily due to a RMB12.5 million decrease in marketing and promotion expenses, a RMB3.6 million decrease in office lease fees and office utilities expenses, a RMB3.6 million decrease in meeting-related and travel expenses, a RMB3.3 million decrease in personnel and related costs, and a RMB1.6 million decrease in depreciation and amortization expenses, which were partially offset by a RMB1.7million increase in share-based compensation and a RMB1.1 million increase in meal, entertainment and decorating expenses.

Research and Development Expenses

Research and development expenses decreased by RMB213.2 million, or 40%, from 2018 to 2019, primarily due to a RMB134.4 million decrease in outsourcing costs, a RMB72.1 million decrease in technical service fee, a RMB4.5 million decrease in office lease fees and office utilities expenses, a RMB3.4 million decrease in depreciation and amortization expenses, a RMB2.0 million decrease in other miscellaneous cost, a RMB0.8 million decrease in personnel and related costs, a RMB0.5 million decrease in meeting-related and travel expenses and a RMB0.3 million decrease in share-based compensation, which were partially offset by a RMB4.6 million increase in decorating expenses and a RMB0.2 million increase in meal and entertainment expenses.

Prior to 2019, we spent a substantial amount of investment in the development of our IIoT platform as well as the continued development of our CRM and other solutions, in particular in developing and “training” our sense and cognition layer AI platform tailored for certain specific IIoT industry verticals and in developing and maintaining our data warehouse product with contracting specialized UI (user interface), security and other module development. In 2019, we passed the peak investment period and our outsourcing costs and technical service fee declined in absolute amount accordingly.

General and Administrative Expenses

General and administrative expenses increased by RMB137.4 million, or 75%, from 2018 to 2019, primarily due to a RMB121.3 million increase in allowance for doubtful accounts. The recent outbreak of COVID-19 has adversely affected our customers’ business operations, financial conditions, cash flows and liquidity positions, which in turn adversely affected our ability to collect accounts receivable from our customers. In light of the uncertainties of collection, we made allowance of all overdue accounts receivable in 2019. The increase also included a RMB19.7 million increase in personnel and related costs, a RMB12.3 million increase in share-based compensation, a RMB5.0 million increase in office lease fees and office utilities expenses, a RMB4.9 million increase in meeting related and travel expenses, a RMB1.2 million increase in depreciation and amortization expenses, and a RMB 0.3 million increase in other miscellaneous general and administrative expenses, which were partially offset by a RMB26.8 million decrease in profession fees and a RMB0.5 million decrease in bank charges.

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

Enterprise revenues increased by RMB10.6 million, or 3%, to RMB387.6 million from RMB377.0 million in 2017, reflecting improved sales of Social Listening solutions in the first half of the year and a general decline in enterprise revenues in the second half of the year that was mainly due to customer attrition and prolonged contract renewal processes associated with delayed filing of our periodic reports with the SEC and general economic conditions in China. Enterprise customers increased 11%, from 447 to 496, and average enterprise customer contribution decreased from RMB843 thousand in 2017 to RMB781 thousand in 2018.

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

We account for a contract with a customer when the contract is committed in writing, the rights of the parties, including payment terms, are identified, the contract has commercial substance and consideration to collect is substantially probable.

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

The following table sets forth information regarding the stock options we granted during the years ended December 31, 2017, 2018 and 2019.

Date of Tranche	Number of Options Granted	Exercise Price		Fair Value of the Options as of the Grant Date		Fair Value of the Underlying Ordinary Shares as of the Grant Date		Intrinsic Value as of the Grant Date
January 17, 2017	1,320,000	US$	10.11	US$	4.93	US$	11.35	US$	1.24
June 25, 2018	320,000	US$	6.34	US$	4.31	US$	6.30		—
February 1,2019	1,425,000	US$	2.23	US$	1.52	US$	2.23		—

The fair value of each option grant is estimated on the date of grant. The following table summarizes assumptions used in the fair value estimates on the dates indicated.

Date of Tranche	Expected Volatility (1)	Risk-Free Interest Rate (Per Annum) (2)	Expected Dividend Yield (3)	Expected Term (in Years) (4)	Expected Forfeiture Rate (5)
January 17, 2017	46%	3.14%	—	2.2	3%
June 25, 2018	56%	3.02%	—	2.2	3%
February 1,2019	56%	3.03%	—	2.2	3%

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

The following table sets forth information regarding the RSUs we granted during the years ended December 31, 2017, 2018 and 2019.

Date of Tranche	Number of RSUs Granted	Fair Value of the RSUs as of the Grant Date		Intrinsic Value as of the Grant Date

January 3, 2017	19,782	US$	10.11	US$	10.11
January 11, 2017	300	US$	11.24	US$	11.24
August 28, 2017	3,217	US$	9.37	US$	9.37
October 1, 2017	862,900	US$	9.80	US$	9.80
October 10, 2017	20,000	US$	9.40	US$	9.40
October 26, 2017	3,000	US$	8.87	US$	8.87
October 23, 2017	10,000	US$	8.20	US$	8.20
November 1, 2017	8,500	US$	8.40	US$	8.40
November 7, 2017	3,000	US$	8.64	US$	8.64
November 15, 2017	3,000	US$	8.69	US$	8.69
December 1, 2017	3.000	US$	8.57	US$	8.57
January 2, 2018	35,718	US$	9.33	US$	9.33
January 4, 2018	3,223	US$	9.54	US$	9.54
February 28, 2018	25,000	US$	10.89	US$	10.89
March 1, 2018	269,425	US$	10.26	US$	10.26
March 2, 2018	36,733	US$	10.23	US$	10.23
March 5, 2018	12,000	US$	10.22	US$	10.22
April 2, 2018	14,312	US$	8.46	US$	8.46
April 16, 2018	4,750	US$	7.70	US$	7.70
April 23, 2018	2,592	US$	6.12	US$	6.12
May 6, 2018	9,157	US$	5.66	US$	5.66
May 16, 2018	3,000	US$	6.20	US$	6.20
May 29, 2018	200,000	US$	6.27	US$	6.27
June 1, 2018	2,275	US$	6.86	US$	6.86
June 19, 2018	2,436	US$	6.39	US$	6.39
July 2, 2018	1,075	US$	6.96	US$	6.96
August 16, 2018	7,133	US$	6.10	US$	6.10
August 28, 2018	4,957	US$	5.93	US$	5.93
September 3, 2018	17,331	US$	5.91	US$	5.91
April2,2019	9,246	US$	3.22	US$	3.22
April 16,2019	10,849	US$	3.16	US$	3.16
May 1, 2019	6,444	US$	3.69	US$	3.69
May 4, 2019	2,357	US$	3.71	US$	3.71
May 29, 2019	200,000	US$	3.50	US$	3.50
June 1, 2019	4,301	US$	3.37	US$	3.37
July 2, 2019	6,549	US$	2.85	US$	2.85
August 26, 2019	5,000	US$	2.10	US$	2.10
October 1, 2019	20,000	US$	1.60	US$	1.60
October 8, 2019	20,000	US$	1.56	US$	1.56
November 1, 2019	20,000	US$	1.88	US$	1.88

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

Recently Issued Accounting Pronouncements

See Item 18 of Part III, “Financial Statements—Note 2—Principal Accounting Policies—(dd) Recent Accounting Pronouncements.”

B.    Liquidity and Capital Resources

Going Concern

We have incurred net losses in each year since our inception in 2005, including net losses of RMB239.1 million, RMB522.5 million and RMB536.9 million (US$77.1 million) in 2017, 2018 and 2019, respectively. As of December 31, 2019, we had an accumulated deficit of RMB1.6 billion (US$232.0 million). Our net cash used in operating activities was RMB306.7 million, RMB233.1 million and RMB289.5 million (US$41.6 million) in 2017, 2018 and 2019, respectively. As of December 31, 2019, we had total current assets of RMB338.9 million (US$48.7 million) and total current liabilities of RMB749.2 million (US$107.6 million), and our balance of cash and cash equivalents was RMB25.2 million (US$3.6 million).

On May 31, 2020, we became overdue on our payment obligations of approximately US$48 million under a convertible note. For more details on such overdue amount, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—We are overdue on a significant amount of debt, and we may not be able to work out a viable debt restructuring plan or otherwise maintain our liquidity and financial position.”

Our liquidity is based on our ability to generate cash from operating activities, obtain financing from equity interest investors and borrow funds on favorable economic terms to fund our general operations and capital expansion needs. Our ability to continue as a going concern is dependent on our management’s ability to successfully execute its business plan, which includes increasing revenue while controlling operating cost and expenses to generate positive operating cash flows and obtaining funds from outside sources of financing to generate positive financing cash flows. Based on cash flow projections from operating and financing activities and existing balance of cash and cash equivalents, our management believes that there is substantial doubt as to whether existing cash and cash equivalents will be sufficient to fund our operations within one year from the date of this annual report.

In order to meet our cash flow needs and continue as a going concern, we may need to reduce operating expenses through restructuring, or increase our working capital through additional sales of equity or debt securities or other financing arrangements. Any such restructuring activities may adversely affect our revenues, and any issuance and sale of additional equity would result in further dilution to our shareholders and holders of our ADSs. The incurrence of additional indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations. Failure to increase our working capital would have a material adverse effect on our business.

There can be no assurance that the above measures will be successfully implemented on terms acceptable to us, or when implemented, it will mitigate the relevant conditions or events that raise substantial doubt about our ability to continue as a going concern. Our plans for maintaining our continuing operations, even if successful, may not result in sufficient cash flow to finance and maintain our business. Various facts and circumstances, including our recurring losses, working capital deficiency as well as the uncertainties relating to the restructuring or repayment of our existing debts, raise substantial doubt about our ability to continue as a going concern. Our consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Cash Flows and Working Capital

The following table sets forth the movements of our cash and cash equivalents for the periods presented:

	For the Year Ended December 31,
	2017	2018	2019
	RMB	RMB	RMB	US$
	(in thousands)
Net cash used in operating activities	(306,704)	(233,130)	(289,546)	(41,591)
Net cash provided by/(used in) investing activities	42,797	(57,231)	(23,315)	(3,349)
Net cash provided by/(used in) financing activities	190,948	(26,953)	245,402	35,250
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(39,485)	(678)	36	6
Net decrease in cash, cash equivalents and restricted cash	(112,444)	(317,992)	(67,423)	(9,684)
Cash, cash equivalents and restricted cash at the beginning of the year	524,454	412,010	94,018	13,505
Cash, cash equivalents and restricted cash at the end of the year	412,010	94,018	26,595	3,821

Cash, Cash Equivalents and Restricted Cash

As of December 31, 2018 and 2019, our total cash, cash equivalents and restricted cash were RMB94.0 million and RMB26.6 million (US$3.8 million), respectively. Our cash, cash equivalents and restricted cash decreased by RMB67.4 million from December 31, 2018 to December 31, 2019, primarily due to our cash used in operating, investing and financing activities described below.

In 2018 and 2019, we entered into several short-term guaranteed loan agreements. Each of the loan agreements provides for a RMB revolving credit facility with a maturity term within three months or twelve months. These loans were guaranteed by Guosheng Qi, our chief executive officer and chairman, Gridsum PRC Holding or the accounts receivable under Beijing Moment.

Short-term bank loans as of December 31, 2019 amounted to RMB38.0 million (US$5.5 million), which consisted of several bank borrowings denominated in RMB. All of these bank borrowings were repayable within one year. During 2019, we repaid RMB27.0 million (US$3.9 million) of our short-term bank loans.

On May 5, 2018, we completed the transactions contemplated by our April 30, 2018 convertible note purchase agreement with FutureX Innovation SPC, an affiliate of FutureX. In accordance with the convertible note purchase agreement, we received US$40 million and issued the FutureX Convertible Note that is convertible, in whole or in part, into our Class B ordinary shares at a conversion price of US$6.50 per share, subject to customary adjustments. The FutureX Convertible Note has a term of 18 months and bears interest at 2.80% per annum. The principal amount of the note and all accrued and unpaid interest became due on November 5, 2019, and we failed to repay the note on such date. On December 9, 2019, FutureX Innovation SPC served a statutory demand on us, under which it (i) claimed that we owed, as of December 9, 2019, a total amount of US$41,913,498 under the note, (ii) demanded that we pay such amount or secure or compound for it to FutureX Innovation SPC’s satisfaction, and (iii) stated that if payment of such amount is not made within 21 days of the date when the statutory demand was served on us, we will be deemed to be insolvent and a winding up petition may be presented against us in accordance with applicable Cayman laws. On March 3, 2020, we entered into an extension agreement with FutureX Innovation SPC, pursuant to which the parties agreed to extend the maturity date of the FutureX Convertible Note to May 31, 2020. In consideration of the extension, we agreed to pay an extension fee and increase the interest rate of the note to 24% per year effective from January 1, 2020. Pursuant to the terms of the extension agreement, FutureX Innovation SPC waived our prior payment default and withdrew the statutory demand served on us on December 9, 2019.

On July 16, 2019, we entered into a financing agreement with the Beijing Zhongguancun Technology Finance Guarantee Co., Ltd., or Beijing Zhongguancun Technology, pursuant to we issued a RMB20 million corporate bond bearing interest at 6.5% per annum and having a term of 36 months. The corporate bond is guaranteed by Beijing Zhongguancun Technology. In consideration for the guarantee, Beijing Gridsum, Guosheng Qi, our chief executive officer and chairman, Guofa Yu, our chief operating officer and director, and Michael Yang Xu, our senior vice president, jointly provided counter-guarantees to Beijing Zhongguancun Technology. Beijing Gridsum and Guosheng Qi also counter-pledged certain of their respective assets to Beijing Zhongguancun Technology.

As of December 31, 2019, our total cash, cash equivalents and restricted cash were approximately RMB26.6 million (US$3.8 million). Our cash and cash equivalents decreased substantially from December 31, 2018 primarily due to our use of cash in operating, investment and financing activities and funding our net loss. To raise additional working capital and improve our liquidity position, we intend to obtain additional debt or equity financing from investors and financial institutions.

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

In utilizing the cash that we hold offshore, we may (i) make additional capital contributions to our PRC subsidiary, (ii) establish new PRC subsidiaries and make capital contributions to these new PRC subsidiaries, (iii) make loans to our PRC subsidiary or consolidated affiliated entities or (iv) acquire offshore entities with business operations in China in offshore transactions. However, most of these uses are subject to PRC regulations and approvals. For example, loans by us to finance the activities of our PRC subsidiary, which is a foreign-invested enterprise, cannot exceed statutory limits and must be registered with SAFE or its local branches.

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

Operating Activities

Net cash used in operating activities in 2019 was RMB289.5 million (US$41.6 million), reflecting a net loss of RMB536.9 million (US$77.1 million), a decrease of RMB138.6 million (US$19.9 million) in advances from customers, and a payment of RMB30.8 million (US$4.4 million) in operating lease liabilities, a decrease of RMB24.8 million (US$3.6 million) in deferred revenues, a decrease of RMB47.8 million (US$6.9 million) in accrued expenses and other current liabilities, a decrease of RMB18.5 million (US$2.7 million) in accounts payable, and an increase of RMB3.8 million (US$0.5 million) in notes receivable, partially offset by a decrease of RMB178.6 million (US$25.7 million) in prepayments and other current assets, a decrease of RMB68.8 million (US$9.9 million) in accounts receivable, an increase of RMB 8.9 million (US$1.3 million) in salaries and welfare payables, an increase of RMB 5.5 million (US$0.8 million) in tax payable, and an increase of RMB 1.2 million (US$0.2 million) in other non-current liabilities. The principal non-cash items accounting for the difference between the net loss and the cash used in operating activities in 2019 were RMB137.9 million (US$19.8 million) in provision for allowance for doubtful accounts, RMB52.5 million (US$7.5 million) in share-based compensation expense, RMB35.3 million (US$5.1 million) in depreciation and amortization expense, RMB34.0 million (US$4.9 million) in amortization of operating lease right-of-use assets, RMB 27.8 million (US$4.0 million) change in fair value of derivative liabilities, and RMB 27.6 million (US$4.0 million) in deferred tax expense. Net cash used in operating activities increased from RMB233.1 million in 2018 to RMB289.5 million (US$41.6 million) in 2019.

The amount of payments to search engine service providers on behalf of customers included in accounts receivable was RMB283.7 million and RMB166.1 million (US$23.9 million) as of December 31, 2018 and December 31, 2019, respectively. When we provide the bid management services to our customers, customer spending on search engine service providers will pass through our accounts. The flow of the funds impacts on several accounts, including accounts receivable, accounts payable, deferred revenues and advance from customers.

Net cash used in operating activities in 2018 was RMB233.1 million, reflecting a net loss of RMB522.5 million, a decrease of RMB110.9 million in accounts payable, partially offset by a decrease of RMB184.8 million in accounts receivable, a decrease of RMB12.9 million in prepayment and other current asset, an increase of RMB52.5 million in accrued expenses and other liabilities, an increase of RMB22.7 million in deferred revenue, and an increase of RMB37.9 million in advance from customers. The principal non-cash items accounting for the difference between the net loss and the cash used in operating activities in 2018 were RMB34.7 million in depreciation and amortization expenses, RMB39.0 million in share-based compensation expense, and RMB16.5 million in provision for allowance for doubtful accounts. Net cash used in operating activities decreased from RMB306.7 million in 2017 to RMB233.1 million in 2018.

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

Investing Activities

Net cash used in investing activities in 2019 was RMB23.3 million (US$3.3 million), primarily due to purchases of property, equipment and software of RMB23.4 million (US$3.4 million).

Net cash used in investing activities in 2018 was RMB57.2 million (US$8.3 million), primarily due to purchases of property and equipment of RMB52.3 million (US$7.6 million).

Net cash provided by investing activities in 2017 was RMB42.8 million, primarily due to maturity of time deposit of RMB67.6 million, and partially offset by purchases of property and equipment of RMB23.0 million.

Financing Activities

Net cash provided by financing activities in 2019 was RMB245.4 million (US$35.3 million), primarily due to RMB120.0 million (US$17.2 million) proceeds from long-term borrowing, RMB74.3 million (US$10.7 million) proceeds from issuance of ordinary shares, RMB60.0 million (US$8.6 million) in proceeds from bank loans, and RMB 18.1 million (US$ 2.6 million) proceeds from issuance of corporate bond, partially offset by RMB27.0 million (US$3.9 million) in repayment of our bank loans.

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

Capital Expenditures

Our capital expenditures were RMB23.0 million, RMB52.3 million and RMB23.4 million (US$3.4 million) in 2017, 2018 and 2019, respectively, primarily related to purchase of servers, computers and other equipment for our business. We intend to continue to incur capital expenditures as our business continues to grow, and we may make acquisitions of businesses and properties that complement our operations when suitable opportunities arise. We expect to fund our future capital expenditures with our current cash, cash equivalents and time deposits and anticipated cash flow from operations.

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

These reserve funds and staff welfare and bonus funds are not distributable as cash dividends. In addition, registered capital and capital reserve accounts are restricted from withdrawal in the PRC, up to the amount of net assets held in such entity. As of December 31, 2019, the total restricted net assets was RMB70.1 million (US$10.1 million). The WFOE has never paid dividends and will not be able to pay dividends until it generates accumulated profits and has satisfied the requirements for statutory reserve funds.

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

Our research and development expenses were RMB257.9 million, RMB533.6 million and RMB320.4 million (US$46.0 million) for the years ended December 31, 2017, 2018 and 2019, respectively.

D.    Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2019 to December 31, 2019 that are reasonably likely to have a material effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E.    Off-Balance Sheet Arrangements

As of December 31, 2019, we have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. In addition, we have not entered into any derivative contracts that are indexed to our own shares and classified as shareholder’s equity, or that are not reflected in our consolidated combined financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. Moreover, we do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.

F.    Tabular Disclosure of Contractual Obligations

The following sets forth information regarding our aggregate payment obligations under our contracts and commercial commitments as of December 31, 2019:

	Payments Due by Period
	Total		Less than 1 year		1-3 years		3-5 years		More than 5 years
	RMB	US$	RMB	US$	RMB	US$	RMB	US$	RMB	US$
	(in thousands)
Operating lease obligations	131,698	18,917	43,491	6,247	72,392	10,398	15,815	2,272	—	—
FutureX Convertible Note*	335,230	48,153	335,230	48,153	—	—	—	—	—	—
Other commitments	21,956	3,154	16,557	2,378	5,289	760	110	16	—	—
Total	488,884	70,224	395,278	56,778	77,681	11,158	15,925	2,288	—	—

*                   Includes accrual interest and extension fee.

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

Directors and Executive Officers	Age	Position/Title
Guosheng Qi	36	Chairman of the Board, Chief Executive Officer
Guofa Yu	46	Director, Chief Operating Officer
Herman Fong	47	Director, President
Yanchun Bai	53	Director
Xudong Gao	54	Director
Feng Lu	64	Director
Dannis Cheuk Yin Lee	49	Director
Ravi Sarathy	49	Chief Financial Officer
John Jiyang Liu	55	Chief Technology Officer
Aaron Feng Li	46	Senior Vice President
Michael Yang Xu	49	Senior Vice President
Xijian Liu	63	Chief Strategy Officer

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

Herman Fong has served as our president and a member of our Board of Directors since February 2019. From 2011 to October 2018, he was a partner and Chief Investment Officer of Public Markets Strategy at Pacific Alliance Group, or PAG, an investment management firm in Hong Kong. He was Managing Director and CIO of Asia Pacific liquid trading strategies from 2005 to 2008, and has held a variety of senior roles in trading across Asia, including at ABN AMRO Bank, Credit Agricole Indosuez, Lehman Brothers, and Salomon Brothers. Mr. Fong received a Master of Science in operations research from Stanford University and a Bachelor of Science in mechanical engineering from University of California, Berkeley.

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

Xudong Gao has served as a member of our Board of Directors since 2006. Mr. Gao has served as the vice director of Tsinghua University Research Center for Technological Innovation since 2011. Mr. Gao has been a member of the Ministry of Industry and Information Technology’s Expert Committee of Telecom Economy since January 2010. Mr. Gao also served as a director of the Tsinghua MBA program from 2008 to 2011. Mr. Gao is currently a professor at the School of Economics and Management and the Schwarzman College of Tsinghua University. Mr. Gao also serves as a member of the board of directors of Changhong Jiahua Holdings Limited, a company listed on the Hong Kong Stock Exchange. Mr. Gao holds a bachelor’s degree in industrial engineering from Harbin Institute of Technology, a master’s degree in economics from Renmin University of China and a Ph.D. degree in management from Massachusetts Institute of Technology.

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

Ravi Sarathy has served as our chief financial officer since September 2019, our co-chief financial officer from April 2017 to September 2019, and our chief strategy officer from October 2016 to April 2017. Prior to joining us, Mr. Sarathy served as a managing director and the head of APAC Internet and software equity research at Citigroup from 2010. Prior to that, Mr. Sarathy was the co-founder and served as president of iRealityGroup, an Asia-focused investment advisory firm since 2000. Mr. Sarathy also served as the head of global internet research and head of Asia internet, media and telecommunications research at Lehman Brothers from 1996 to 2000. Mr. Sarathy holds a bachelor’s degree and a master’s degree, both in economics, from Peterhouse, Cambridge University.

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

Aaron Feng Li has joined us since 2009 and currently serves as our senior vice president. Prior to joining us, Mr. Li served as the general manager of the key account division and general manager of the East China branch of Baidu, Inc. from 2004 to 2008. Prior to that, Mr. Li was the sales director of China eNet Internet Co., an internet media company, from 2000 to 2004. Mr. Li served as the chief representative of the Beijing region of Xiamen Powerlong Industrial Co., Ltd., a technology company, from 1991 to 1995. Mr. Li holds a bachelor’s degree in industrial analysis from Qiqihar University and a Global Executive MBA degree from China Europe International Business School.

Michael Yang Xu has joined us since 2008 and currently serves as our senior vice president. Prior to that, Mr. Xu served as the general manager of multiple divisions of Sinochem Tianjin Co Limited, a subsidiary of Sinochem Group, from 2005 to 2007. Mr. Xu also held various investment and management positions at Sinochem Group, a Chinese state-owned chemical enterprise, from 1994 to 1999, including serving as financial controller of Zhonghuan Jinyuan Real Estate Co Limited, a subsidiary of Sinochem Group. Mr. Xu is currently the International Ambassador of Search Engine Marketing Professional Organization, also known as SEMPO, and the chairman of SEMPO’s Greater China working group. Mr. Xu holds a bachelor’s degree in accounting from Renmin University of China, a master’s degree in telecommunication systems from California State University, East Bay, and an MBA degree from California State University, East Bay.

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

B.    Compensation

For 2019, we paid an aggregate of approximately RMB12.6 million (US$1.8 million) in cash to our executive officers and directors as a group. Our PRC subsidiary and consolidated affiliated entities are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, housing fund, unemployment and other statutory benefits. Our executive officers and directors also received equity incentive compensation in the form of equity awards. For 2019, we granted options to purchase 925,000 Class B ordinary shares to our executive officers and directors, and exchanged certain options previously granted to our executive officers and directors into RSUs. For details on the share incentive grants to our executive officers and directors and the option to RSU exchange, see “—Share Incentive Plans.”

Share Incentive Plans

Gridsum Holding Inc. Stock Option Plan

Our stock option plan was originally adopted in 2011 and amended in 2014 and 2017. This plan, which we refer to as our Stock Option Plan, is intended to promote our success and shareholder value by attracting, motivating and retaining selected employees and other eligible participants through awards of stock options.

A maximum of 2,500,000 ordinary shares were issuable pursuant to awards under our Stock Option Plan. As of March 31, 2020, 1,161,879 Class B ordinary shares were issuable pursuant to stock options outstanding under our Stock Option Plan. After the completion of our initial public offering, awards were no longer made under the Stock Option Plan, and were made under a successor equity plan known as Gridsum Holding Inc. Equity Incentive Plan, or our Equity Incentive Plan.

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

Gridsum Holding Inc. Equity Incentive Plan

We adopted our Equity Incentive Plan upon the completion of our initial public offering in September 2016, and the Equity Incentive Plan was amended in 2017. The maximum number of shares which may be issued pursuant to all awards under our Equity Incentive Plan was 2,500,000 initially. The number of shares reserved for issuance under our Equity Incentive Plan has increased automatically on January 1 of each of 2017 through 2020, and will increase automatically on January 1 of each of 2021 through 2026 by the number of shares equal to 2.5% of the aggregate number of outstanding Class B ordinary shares as of the immediately preceding December 31. However, our Board of Directors may reduce the amount of the increase in any particular year. In addition, the following Class B ordinary shares will again be available for grant and issuance under our Equity Incentive Plan:

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

On July 16, 2019, we entered into contractual arrangements with certain executive officers and key employees, pursuant to which we cancelled a total of 1,170,000 options to purchase our Class B ordinary shares, which were granted to such individuals on January 3, 2017 pursuant to our Equity Incentive Plan. In exchange, we granted to such individuals a total of 866,667 restricted share units under our Equity Incentive Plan.

As of March 31, 2020, 1,745,000 Class B ordinary shares may be issued pursuant to outstanding stock options and 2,326,594 Class B ordinary shares may be issued pursuant to outstanding RSUs under our Equity Incentive Plan, and there were 1,123,278 Class B ordinary shares reserved for future issuance.

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

The following table summarizes outstanding options held by our executive officers and directors as of March 31, 2020.

Name	Class B Ordinary Shares Underlying Options Awarded	Exercise Price (US$/Share)	Date of Grant	Date of Expiration
Xudong Gao	*	0.42	January 1, 2011	January 1, 2021
	*	0.42	July 1, 2011	July 1, 2021
Yanchun Bai	*	0.42	September 1, 2012	September 1, 2022
	*	0.42	September 1, 2013	September 1, 2023
Ravi Sarathy	400,000	2.23	February 1, 2019	January 31, 2029
John Jiyang Liu	*	0.42	December 10, 2014	December 10, 2024
Herman Fong	925,000	2.23	February 1, 2019	January 31, 2029

*            Upon exercise of all options granted and vesting of all restricted share units, would beneficially own less than 1% of our outstanding ordinary shares.

The following table summarizes outstanding RSUs held by our executive officers and directors under our Equity Incentive Plan as of March 31, 2020.

Name	Class B Ordinary Shares Underlying Options Awarded	Date of Grant		Date of Expiration
Guosheng Qi	370,370	January 3, 2017	(1)	January 3, 2027
Ravi Sarathy	222,222	January 3, 2017	(1)	January 3, 2027
John Jiyang Liu	*	January 3, 2017	(1)	January 3, 2027
Xijian Liu	*	August 28, 2017		August 28, 2027
	*	August 28, 2018		August 28, 2028

*            Upon exercise of all options granted and vesting of all restricted share units, would beneficially own less than 1% of our outstanding ordinary shares.

(1)         Represents the original grant date of the options granted to such individual, which were exchanged to RSUs at a ratio of approximately 1.35 options for 1 RSU on July 16, 2019.

As of March 31, 2020, other individuals as a group held options to purchase 1,070,486 Class B ordinary shares, with a weighted average exercise price of US$2.36 per ordinary share; other individuals as a group held RSUs for 1,520,699 Class B ordinary shares upon vesting.

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

Committee of the Board of Directors

We have established three standing committees of the Board of Directors. The committees are the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee. We have adopted a charter for each of these committees. We are relying on home country practices whereby our Compensation Committee and Nominating and Corporate Governance Committee need not consist of all independent directors. Each committee’s members and functions are described below:

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

Special Committee

In response to the non-binding proposal received by our board of directors on July 15, 2019 from Guosheng Qi, Guofa Yu, their respective affiliated entities, and Beta Dynamic Limited, an affiliate of Hammer Capital Private Investments Limited, our board of directors has formed a special committee comprised of three independent directors, Dannis Cheuk Yin Lee, Xudong Gao and Feng Lu, to evaluate the proposal and any other alternative transactions. Mr. Lee has been appointed chairman of the special committee.

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

D.    Employees

We had 1,078, 1,192 and 929 employees as of December 31, 2017, 2018 and 2019, respectively. All of our employees are based in China.

The following table sets out the breakdown of our employees by function as of December 31, 2019:

Function	Number of employees
Sales and marketing	287
Research and development	518
General and administrative	124
Total	929

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

E.    Share Ownership

The following table sets forth information concerning the beneficial ownership of our ordinary shares, as of March 31, 2020, by:

•                    each of our directors and executive officers; and

•                    each person known to us to beneficially own more than 5% of our ordinary shares.

The calculations in the table below are based on 34,619,904 ordinary shares outstanding as of March 31, 2020, comprising (i) 4,543,461 Class A ordinary shares, and (ii) 30,076,443 Class B ordinary shares (excluding 477,164 Class B ordinary shares issued to our depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under our share incentive plans).

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days of March 31, 2020, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Ordinary shares beneficially owned
	Class A ordinary shares	Class B ordinary shares	Total ordinary shares on as- converted basis	% of total ordinary shares on as- converted basis	% of aggregate voting power (2)
Directors and Executive Officers: (1)
Guosheng Qi(3)	4,543,461	4,809,643	9,353,104	26.8	66.3
Guofa Yu(4)	—	1,393,038	1,393,038	4.0	1.8
Herman Fong	—	*	*	*	*
Yanchun Bai	—	*	*	*	*
Xudong Gao	—	*	*	*	*
Dannis Cheuk Yin Lee	—	—	—	—	—
Feng Lu	—	—	—	—	—
Ravi Sarathy	—	310,185	310,185	0.9	0.4
John Jiyang Liu	—	*	*	*	*
Aaron Feng Li(5)	—	1,200,000	1,200,000	3.5	1.6
Michael Yang Xu(6)	—	515,000	515,000	1.5	0.7
Xijian Liu	—	*	*	*	*
All directors and executive officers as a group (12 persons)	4,543,461	7,336,221	11,879,682	32.9	68.6
Principal Shareholders:
FutureX Innovation SPC (7)	—	6,766,975	6,766,975	16.4	8.2
Hammer Capital entities(8) (9)	—	6,695,802	6,695,802	17.5	8.5
Generation Gospel Limited (10)	4,543,461	1,199,267	5,742,728	16.4	61.5
Fairy Spirit Limited(11)	—	3,563,501	3,563,501	10.3	4.7
Light Street Capital Management, LLC (12)	—	2,869,765	2,869,765	8.3	3.8
Entities affiliated with Goldman Sachs (13)	—	2,652,765	2,652,765	7.7	3.5
Moon Capital Management LP (14)	—	2,360,375	2,360,375	6.8	3.1
Steamboat Ventures Asia, L.P. (15)	—	2,167,439	2,167,439	6.3	2.9

*                     Represents less than 1%.

(2)         The business address of our directors and executive officers is South Wing, High Technology Building, No. 229 North 4th Ring Road, Haidian District, Beijing 100083, People’s Republic of China.

(3)         For each person or group included in this column, the percentage of total voting power represents voting power based on all ordinary shares beneficially owned by such person or group. Each Class A ordinary share is entitled to ten votes and is convertible at any time into one Class B ordinary share. Each Class B ordinary share is entitled to one vote and is not convertible into Class A ordinary shares under any circumstances.

(4)         Represents (i) 4,543,461 Class A ordinary shares held by Generation Gospel Limited, as described in footnote (10) below; (ii) 937,500 Class B ordinary shares directly held by Mr. Qi or held by Generation Gospel Limited, as described in footnote (10) below; (iii) 3,563,501 Class B ordinary shares held by Fairy Spirit Limited, as described in footnote (11) below; and (iii) 308,642 Class B ordinary shares that Generation Gospel Limited is entitled to acquire upon settlement of RSUs held by it under our Equity Incentive Plan, as described in footnote (10) below.

(5)         Represents 1,393,038 Class B ordinary shares held by Garden Enterprises Ltd., a British Virgin Islands company wholly owned by Guofa Yu. The registered address of Garden Enterprises Ltd. is Geneva Place, Waterfront Drive, PO Box 3469, Road Town, Tortola, British Virgin Islands.

(6)         Represents 1,200,000 Class B ordinary shares beneficially owned by Mr. Li through Fairy Spirit Limited, as described in footnote (11) below.

(7)         Represents 515,000 Class B ordinary shares beneficially owned by Mr. Xu through Fairy Spirit Limited, as described in footnote (11) below.

(8)         Represents 6,766,975 Class B ordinary shares issuable upon conversion of the convertible note issued by us to FutureX Innovation SPC (on behalf of and for the account of New Technology Fund II SP as one of its segregated portfolios), as reported in the Schedule 13D/A jointly filed on March 5, 2020 by FutureX Innovation SPC (on behalf of and for the account of New Technology Fund II SP as one of its segregated portfolios), FutureX Capital Limited, FutureX Asset Management Limited and ZHANG Qian. According to the Schedule 13D/A filing, FutureX Capital Limited is the sole management shareholder of FutureX Innovation SPC and the sole shareholder of FutureX Asset Management Limited. FutureX Asset Management Limited acts as the investment manager of FutureX Innovation SPC. ZHANG Qian is a director of FutureX Asset Management Limited, and a director and the sole shareholder of FutureX Capital Limited. The principal business address of FutureX Innovation SPC and FutureX Asset Management Limited is 4th Floor, Harbour Place, 103 South Church Street, P.O. Box 10240, Grand Cayman, KY1-1002, Cayman Islands. The principal business address of FutureX Capital Limited is P.O. Box 31119, Grand Pavilion, Hibiscus Way, 802 West Bay Road, Grand Cayman, KY1-1205, Cayman Islands.

(9)         Represents (i) 3,125,000 Class B ordinary shares held by Hammer Capital Private Investments Limited, and (ii) 3,570,802 Class B ordinary shares that Hammer Capital China Limited is entitled to acquire upon exercise of the warrant to purchase ordinary shares issued by us to Hammer Capital China Limited on May 30, 2019. This number does not include 18,279 Class B ordinary shares underlying the warrant that are not issuable due to a “beneficial ownership limitation” included in the warrant, which provides that the warrant is only exercisable to the extent that the holder, together with its affiliates and any other persons acting as a group together with the holder or any of the holder’s affiliates, would not beneficially own more than 19.9% of our outstanding Class B ordinary shares after giving effect to such exercise. The “beneficial ownership limitation” may be waived at the holder’s option upon not less than 61 days’ prior notice. This number also does not include the automatic increases in the number of Class B ordinary shares underlying the warrant in the event that we do not repay the RMB120 million we borrowed from an affiliate of the holder within the time periods specified in the warrant.

(10)  According to the Schedule 13D/A jointly filed on July 25, 2019 by Hammer Capital China Limited and Cheung Siu Fai, and the Schedule 13G/A jointly filed on February 14, 2020 by Hammer Capital Private Investments Limited and Tsang Ling Kay Rodney, each of Cheung Siu Fai and Tsang Ling Kay Rodney owns 50% of the outstanding voting shares of Hammer Capital Private Investments Limited, and shares the power to vote and dispose of the Class B ordinary shares held by Hammer Capital Private Investments Limited. Mr. Cheung is the sole director and ultimately the sole controlling shareholder of Hammer Capital China Limited, and is deemed to have sole voting and dispositive power with respect to the Class B ordinary shares that Hammer Capital China Limited is entitled to acquire. The principal business address of Hammer Capital Private Investments Limited is Mandar House, 3rd Floor, Johnson’s Ghut, Tortola, British Virgin Islands. The principal business address of Hammer Capital China Limited is Room 1005, 10/F, Tower Two Lippo Centre, No. 89 Queensway, Hong Kong.

(11)  Represents (i) 4,543,461 Class A ordinary shares, (ii) 890,625 Class B ordinary shares, and (ii) 308,642 Class B ordinary shares that Generation Gospel Limited is entitled to acquire upon settlement of RSUs held by it under our Equity Incentive Plan. Generation Gospel Limited, a British Virgin Islands company, is wholly owned by Guosheng Qi, our chief executive officer and chairman. The registered address of Generation Gospel Limited is Geneva Place, Waterfront Drive, P.O. Box 3469, Road Town, Tortola, British Virgin Islands.

(12)  Represents 3,563,501 Class B ordinary shares held by Fairy Spirit Limited, a British Virgin Islands company owned by certain key employees of our company, including Aaron Feng Li and Michael Yang Xu, and controlled by Guosheng Qi, our chief executive officer and chairman. The registered address of Fairy Spirit Limited is Geneva Place, Waterfront Drive, P.O. Box 3469, Road Town, Tortola, British Virgin Islands.

(13)  Represents (i) 324,201 Class B ordinary shares held for the account of Light Street Mercury Master Fund, L.P., or Mercury, (ii) 2,459,481 Class B ordinary shares held in the form of ADSs for the account of Mercury, (iii) 12,701 Class B ordinary shares held for the account of Light Street Tungsten Master Fund, L.P., or Tungsten; and (iv) 73,382 Class B ordinary shares held in the form of ADSs for the account of Tungsten, as reported in the Schedule 13G/A jointly filed on February 14, 2020 by Light Street Capital Management, LLC, or LSCM, Glen Thomas Kacher and Mercury. LSCM serves as investment adviser and general partner to each of Mercury and Tungsten, and, in such capacity, exercises voting and investment power over the Class B ordinary shares held in the accounts for each of Mercury and Tungsten. Glen Thomas Kacher is the chief investment officer of LSCM. The business address for these entities and persons is 525 University Avenue, Suite 300, Palo Alto, CA 94301.

(14)  Includes (i) 1,657,444 Class B ordinary shares held by Broad Street Principal Investments, L.L.C., (ii) 258,332 Class B ordinary shares held by Bridge Street 2015, L.P., (iii) 96,231 Class B ordinary shares held by Bridge Street 2015 Offshore, L.P., (iv) 66,539 Class B ordinary shares held by MBD 2015, L.P., (v) 23,933 Class B ordinary shares held by MBD 2015 Offshore, L.P., (vi) 75,377 Class B ordinary shares held by Stone Street 2015, L.P., (vii) 32,069 Class B ordinary shares held by Stone Street 2015 Offshore L.P., and (viii) 441,986 Class B ordinary shares held by certain other investment entities of which Goldman, Sachs & Co. acts as the investment manager, as reported in the Schedule 13G/A jointly filed on February 12, 2020 by The Goldman Sachs Group, Inc., Goldman, Sachs & Co. LLC and certain other entities. The Goldman Sachs Group, Inc. is the parent holding company of the entities in abovementioned item (i) to (vii). The business address of these entities is 200 West Street, New York, NY 10282.

(15)  Represents (i) 2,342,672 Class B ordinary shares directly owned by Moon Capital Partners Master Fund Ltd., or the Partners Fund, and (ii) 17,703 Class B ordinary shares directly owned by Moon Capital Performance Plus Master Fund Ltd., or the Performance Plus Fund, as reported in the Schedule 13G/A jointly filed on February 14, 2019 by Moon Capital Management LP, JWM Capital LLC, John W. Moon, the Partnership Fund and the Performance Plus Fund. According to the Schedule 13G/A filing, Moon Capital Management LP serves as the investment manager of the Partners Fund and the Performance Plus Fund with respect to the Class B ordinary shares directly owned by them. JWM Capital LLC serves as the general partner to Moon Capital Management LP with respect to such Class B ordinary shares. John W. Moon serves as the managing member of JWM Capital LLC with respect to such Class B ordinary shares. The business address for these entities and persons is 499 Park Avenue, 8th Floor, New York, NY 10022.

(16)  Represents 2,167,439 Class B ordinary shares held by Steamboat Ventures Asia, L.P., as reported in the Schedule 13G/A jointly filed on February 10, 2020 by Steamboat Ventures Asia, L.P., Steamboat Ventures Asia Manager, L.P., Steamboat Ventures Asia GP, Ltd., John R. Ball and Liping Fan. According to the Schedule 13G/A filing, the general partner of Steamboat Ventures Asia, L.P. is Steamboat Ventures Asia Managers, L.P. The general partner of Steamboat Ventures Asia Managers, L.P. is Steamboat Ventures Asia GP, Ltd. John R. Ball and Liping Fan are directors of Steamboat Ventures Asia GP, Ltd., and may be deemed to have shared power to vote and dispose of these shares. The business address of these entities and persons is Steamboat Ventures Asia, c/o Campbell’s Corporate Services Limited, Floor 4, Willow House, Cricket Square, Grand Cayman KY1-9010, Cayman Islands.

To our knowledge, as of March 31, 2020, three shareholders in the United States held an aggregate of 400,248 Class B ordinary shares, representing approximately 1.2% of our total outstanding ordinary shares on record as of March 31, 2020, and none of our outstanding Class A ordinary shares were held by record holders in the United States. In addition, Citi (Nominees) Limited, the custodian of our depositary bank, held 18,770,894 Class B ordinary shares on record (excluding 477,164 Class B ordinary shares issued to it for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under our share incentive plans), representing approximately 54.2% of our total outstanding shares on record as of March 31, 2020. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company, other than the previously announced proposed going private transaction described in “Item 4. Information on the Company—A. History and Development of the Company.”

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

Loan Guarantee

In 2018 and 2019, we entered into several short-term guaranteed loan agreements. Each of the loan agreements provides for a RMB revolving credit facility with a maturity term within three months or twelve months. Guosheng Qi, our chief executive officer and chairman, provided guarantees for some of these credit facilities.

In May 2019, one of our consolidated affiliated entities borrowed a working capital loan in the amount of RMB120 million from an entity affiliated with Hammer Capital Private Investments Limited, our existing shareholder. The loan bears interest at 4% per annum and has a term of 24 months, and may be prepaid by us before the maturity date. The loan agreement includes other customary terms and covenants, including certain events of default after which the RMB Loan may be due and payable immediately. The RMB Loan is guaranteed by certain of our consolidated affiliated entities and subsidiaries, and is secured by the pledge of intellectual properties held by the borrower and the guarantors. In connection with and as part of the consideration for the extension of the loan, we issued to an affiliate of the lender a warrant to purchase our Class B ordinary shares. Under the warrant, the warrant holder may purchase our Class B ordinary shares at the exercise price of US$4.0261 per share, for up to a total number of Class B ordinary shares representing the aggregate exercise price of US$14.45 million. Such aggregate exercise price will be increased to US$17.34 million if the loan is not repaid in full by May 30, 2020, and further increased to US$21.68 million if the loan is not repaid in full by November 30, 2020.

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

On April 25, 2018 and June 25, 2018, purported securities class action complaints were filed in the United States District Court for the Southern District of New York against us, Guosheng Qi, our chief executive officer and chairman, and Michael Peng Zhang, our then co-chief financial officer, among other defendants. These lawsuits, which are captioned Xu v. Gridsum Holding Inc., et al., Case No. 18-CV-3655, and Li v. Gridsum Holding Inc., et al., Case No. 18-CV-5749, alleged, among other things, that “false and/or misleading statements” were made “and/or” we failed to disclose our lack of effective controls over financial reporting, in connection with our announcement on April 23, 2018 that our financial statements for the year ended December 31, 2016 should no longer be relied upon. On September 17, 2018, the court appointed a lead plaintiff pursuant to the Private Securities Litigation Reform Act of 1995 and ordered the lawsuits consolidated. A consolidated amended complaint was filed on November 30, 2018 that variously alleges violations of Sections 10(b) and 20(a) of the Exchange Act, Rule 10b-5 of the Exchange Act, and Sections 11 and 15 of the Securities Act against us and our current and former officers and directors, among other defendants. On March 1, 2019, the lead plaintiff filed a second amended class action complaint, or the SAC, that alleges a putative class period between September 22, 2016 to January 7, 2019. We and a defendant who is a former director filed a motion to dismiss the SAC. On March 30, 2020, the court granted the motion with respect to certain claims, dismissing the claims under Sections 11 and 15 of the Securities Act in their entirety, and the Section 10(b) claim of the Exchange Act with respect to the director. The court in the same order also denied the lead plaintiffs’ motion for alternative service on the remaining individual defendants who were named in the SAC, but have not yet been served. On May 7, 2020, the lead plaintiff filed a third amended complaint, or TAC. The defendants will file their response to the TAC on or before June 8, 2020.

On July 2, 2018, a third purported securities class action complaint was filed in the Supreme Court of the State of New York against us and certain of our current and former directors and executive officers, among other defendants, variously alleging violations of Sections 11, 12(a)(2) and 15 of the Securities Act against them. The lawsuit, captioned, Gordon v. Gridsum Holding Inc., et al., Index No. 18-653342, is brought on behalf of a putative class of shareholders who “purchased or otherwise acquired” ADSs in our initial public offering on September 23, 2016, and are based on substantially the same allegations as the consolidated proceeding described above. On January 22, 2019, an amended complaint was filed. On April 10, 2019, the court granted our motion to stay this action pending the determination of the federal action, and this action remains stayed pending the resolution of the federal action.

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

ITEM 9. THE OFFER AND LISTING

A.    Offer and Listing Details

Our ADSs have been quoted on The Nasdaq Stock Market under the symbol “GSUM” since September 23, 2016. Each ADS represents one Class B ordinary share. On June 1, 2020, the last reported sale price of our ADSs on The Nasdaq Stock Market was US$0.848.

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

B.    Memorandum and Articles of Association

Company Objects and Purposes

We are a Cayman Islands exempted company and our affairs are governed by our memorandum and articles of association, as amended and restated from time to time, the Companies Law (2020 Revision) of the Cayman Islands, which is referred to below as the Companies Law, and the common law of the Cayman Islands. A Cayman Islands exempted company is a company that conducts its business outside of the Cayman Islands, is exempted from certain requirements of the Companies Law, including a filing of an annual return of its shareholders with the Registrar of Companies, does not have to make its register of shareholders open to inspection and may obtain an undertaking against the imposition of any future taxation.

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

If the PRC tax authorities determine that we are a PRC resident enterprise, we will be subject to PRC enterprise income tax at 25% on our global income. In addition, dividends paid by us to our non-PRC shareholders may be subject to PRC withholding tax, and gains realized on the sale or other disposition of our ADSs or Class B ordinary shares may be subject to PRC tax, at a rate of 0% in the case of non-PRC corporate shareholders that are deemed PRC resident enterprises, 10% in the case of non-PRC corporate shareholders that are deemed non-resident enterprises or 20% in the case of non-PRC individual shareholders (in each case, subject to any applicable tax treaty), if such dividends or gains are deemed to be from sources within the PRC. A holder of our Class B ordinary shares or our ADSs (other than our depositary bank who is a nominee shareholder) may be deemed a “non-resident enterprise” if (a) its “de facto management body” is outside the PRC, and (b) it meets one of the following conditions: (i) it has establishment or place of business within the PRC, or (ii) it does not have establishment or place of business within the PRC but has received income from PRC sources. As a result, you may be subject to PRC withholding tax on dividends distributed by us or gains realized on the disposition of our ADSs or Class B ordinary shares, unless the jurisdiction of your incorporation has a tax treaty with China that provides for a different withholding arrangement. The Cayman Islands does not have such tax treaty with China. Any such tax may reduce the returns on your investment in the ADSs. Furthermore, if we are a PRC resident enterprise and the dividends paid by us to our non-PRC shareholders are subject to PRC withholding tax, we will be obligated to withhold and pay such tax in respect of the dividends actually paid by us to our non-PRC shareholders, and failure to so withhold and pay may subject us to a penalty of not less than 50% of and not more than three times the amount of the unpaid tax imposed by the relevant PRC tax authority.

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

Assuming we are the owner of our VIE for U.S. federal income tax purposes, based on our current income and assets and the value of our ADSs and Class B ordinary shares, we do not believe we were a PFIC for the 2019 taxable year or for prior years, and we presently do not expect to be classified as a PFIC for the current taxable year and we do not anticipate becoming a PFIC in future taxable years. While we do not anticipate becoming a PFIC, changes in the nature of our income or assets or the value of our ADSs and Class B ordinary shares may cause us to become a PFIC for the current or any subsequent taxable year. Under circumstances where revenues from activities that produce passive income significantly increase relative to our revenues from activities that produce non-passive income or where we determine not to deploy significant amounts of cash, our risk of becoming classified as a PFIC may substantially increase.

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

The value of the RMB against the U.S. Dollar and other currencies is affected by changes in China’s political and economic conditions and China’s foreign exchange policies, among other things. On July 21, 2005, the PRC government changed its decades-old policy of pegging the value of the RMB to the U.S. Dollar, and the RMB appreciated by more than 20% against the U.S. Dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the RMB and the U.S. Dollar remained within a narrow band. Since June 2010, the RMB has fluctuated against the U.S. Dollar, at times significantly and unpredictably, and in recent years the RMB has depreciated significantly against the U.S. Dollar. Since October 1, 2016, the RMB has joined the International Monetary Fund’s basket of currencies that make up the Special Drawing Right (SDR), along with the U.S. Dollar, Euro, Japanese yen and British pound. In 2016, the value of the RMB depreciated by approximately 7%. While appreciating approximately by 7% against the U.S. Dollar in 2017, the RMB depreciated approximately by 5% and 1% against the U.S. Dollar in 2018 and 2019, respectively. With the development of the foreign exchange market and progress towards interest rate liberalization and RMB internationalization, the PRC government may in the future announce further changes to the exchange rate system and there is no guarantee that the RMB will not appreciate or depreciate significantly in value against the U.S. Dollar in the future. It is difficult to predict how market forces, including the volatile market conditions arising from the COVID-19 pandemic, or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. Dollar in the future.

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

As of December 31, 2019, we had RMB-denominated cash and cash equivalents of RMB21.2 million, and U.S. Dollar-denominated cash and cash equivalents of US$0.6 million. Assuming we had converted RMB21.2 million into U.S. Dollars at the exchange rate of RMB6.9618 for US$1.00 as of December 31, 2019, our U.S. Dollar cash and cash equivalents would have been US$3.6 million. If the RMB had depreciated by 10% against the U.S. Dollar, our U.S. Dollar cash and cash equivalents would have been US$3.3 million instead. Assuming we had converted US$0.6 million into RMB at the exchange rate of RMB6.9618 for US$1.00 as of December 31, 2019, our RMB cash and cash equivalents would have been RMB25.2 million. If the RMB had appreciated by 10% against the U.S. Dollar, our RMB cash and cash equivalents would have been RMB24.8 million instead.

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

Inflation Risk

To date, inflation in China has not materially impacted our results of operations. According to the PRC National Bureau of Statistics, the year-over-year percent changes in the consumer price index for December 2017, 2018 and 2019 were increases of 1.8%, 1.9% and 4.5%, respectively. Although we have not been materially affected by inflation in the past, we can provide no assurance that we will not be affected in the future by higher rates of inflation in China.

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

Fees and Payments from the Depositary to Us

The depositary bank may reimburse us for certain expenses incurred by us in respect of the ADR program, by making available a portion of the ADS fees charged in respect of the ADR program or otherwise, upon such terms and conditions as we and the depositary bank agree from time to time. We did not receive any reimbursement from the depositary for the expenses related to the administration and maintenance of the facility for the year ended December 31, 2019.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

See “Item 10. Additional Information—B. Memorandum and Articles of Association—Ordinary Shares” for a description of the rights of securities holders, which remain unchanged.

ITEM 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our chief executive officer and our chief financial officer, we carried out an evaluation of the effectiveness of our disclosure controls and procedures, which is defined in Rule 13a-15(e) of the Exchange Act, as of December 31, 2019.

Based upon that evaluation, our management has concluded that, due to the outstanding material weaknesses and other control deficiencies described below, as of December 31, 2019, our disclosure controls and procedures were not effective in ensuring that the information required to be disclosed by us in the reports that we file and furnish under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act was accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure.

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

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the Securities and Exchange Commission, our management including our chief executive officer and chief financial officer assessed the effectiveness of internal control over financial reporting as of December 31, 2019 using the criteria set forth in the report “Internal Control—Integrated Framework” published by the Committee of Sponsoring Organizations of the Treadway Commission (known as COSO).

Based on this evaluation, our management identified two material weaknesses and certain other control deficiencies in our internal controls, as defined in the standards established by U.S. Public Company Accounting Oversight Board, in our internal control over financial reporting as of December 31, 2019. A material weakness is a deficiency, or combination of deficiencies, in internal controls, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

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

Based on this assessment, our management has concluded that our internal control over financial reporting was not effective as of December 31, 2019. These material weaknesses resulted in the restatement of our financial statements as of and for the years ended December 31, 2015 and 2016.

Changes in Internal Control over Financial Reporting

Since January 1, 2019, we have taken initiatives to improve our internal control over financial reporting to address the material weaknesses and certain other control deficiencies that have been identified, including:

•                    In 2019, we implemented a Business Process Management (BPM) system, which allows the company to proactively identify process bottlenecks for continuous business process improvement, integrates compliance into the process life cycle and ensures the company stays in compliance through periodic reviews of documented processes; and improves the transparency of the organizational processes;

•                    In 2019, we implemented iWork, an employee timesheet system, which helps tracking and recording the amount of time that an employee spends completing given tasks;

•                    In 2019, we distributed internal policies to optimize our accounts receivable collection management, including a weekly accounts receivable outstanding and aged analysis to assess accounts receivable regularly; and

•                    In 2019, we conducted a comprehensive “as is” and gap analysis of our IT systems and approved procurement of a customized ERP system. A committee consisting of all our senior executives was organized to facilitate the assessment and implement any necessary changes.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees in connection with professional services rendered by Shandong Haoxin Certified Public Accountants Co. Ltd., Marcum Bernstein & Pinchuk LLP and PricewaterhouseCoopers Zhong Tian LLP, each an independent registered public accounting firm, for fiscal year 2018, and rendered by Shandong Haoxin Certified Public Accountants Co. Ltd., an independent registered public accounting firm, for fiscal year 2019.

	For the Year Ended December 31,
	2018		2019
	(in thousands)		(in thousands)
Audit Fees	US$	1,357	US$	393
Audit-Related Fees	US$	600	—
Tax Fees	—		—
All Other Fees	US$	28	—
Total	US$	1,985	US$	393

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

All Other Fees. There were no other fees billed for the fiscal years ended December 31, 2018 and 2019, respectively.

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

ITEM 19. EXHIBITS

EXHIBIT INDEX

		Incorporated by Reference
Exhibit Number	Exhibit Title	Form	File No.	Exhibit No.	Filing Date
1.1	Fifth Amended and Restated Memorandum and Articles of Association of the registrant	F-1	333-213348	3.3	August 26, 2016

2.1	Specimen Certificate for Class B ordinary shares	F-1	333-213348	4.2	August 26, 2016
2.2	Deposit Agreement among the registrant, the depositary and all holders and beneficial owners of the American Depositary Shares issued thereunder	S-8	333-216798	4.3	March 17, 2017
2.3	Specimen American Depositary Receipt (included in Exhibit 2.2)
2.4	Second Amended and Restated Shareholders’ Agreement dated June 30, 2015 among the registrant and certain other parties	F-1	333-213348	4.4	August 26, 2016
2.5*	Description of registrant’s securities
4.1	Gridsum Holding Inc. Stock Option Plan	6-K	001-37871	99.1	March 17, 2017
4.2	Gridsum Holding Inc. Equity Incentive Plan	6-K	001-37871	99.2	March 17, 2017
4.3	Form of Indemnification Agreement between the registrant and members of its board of directors and its executive officers	F-1	333-213348	10.3	August 26, 2016
4.4	Form of Employment Agreement between the registrant and its executive officers	F-1	333-213348	10.4	August 26, 2016
4.5	Exclusive Business Cooperation Agreement dated December 22, 2014 between Dissector (Beijing) Technology Co., Ltd. and Gridsum Holding (Beijing) Co., Ltd.	F-1	333-213348	10.5	August 26, 2016
4.6	Exclusive Option Agreements dated December 22, 2014 among Dissector (Beijing) Technology Co., Ltd., Gridsum Holding (Beijing) Co., Ltd. and the shareholders of Gridsum Holding (Beijing) Co., Ltd.	F-1	333-213348	10.6	August 26, 2016
4.7	Shareholders’ Voting Rights Proxy Agreements dated December 22, 2014 among Dissector (Beijing) Technology Co., Ltd., Gridsum Holding (Beijing) Co., Ltd. and the shareholders of Gridsum Holding (Beijing) Co., Ltd.	F-1	333-213348	10.7	August 26, 2016
4.8	Equity Pledge Agreements dated December 22, 2014 among Dissector (Beijing) Technology Co., Ltd., Gridsum Holding (Beijing) Co., Ltd. and the shareholders of Gridsum Holding (Beijing) Co., Ltd.	F-1	333-213348	10.8	August 26, 2016
4.9	English Translation of the Cooperation Agreement, dated March 16, 2012, by and between Beijing Gridsum Technology Co., Ltd. and the State Information Center of China	F-1	333-213348	10.9	August 26, 2016
4.10	US$40 Million Convertible Note issued by the registrant, dated May 5, 2018	6-K	001-37871	99.2	May 7, 2018
4.11	Registration Rights Agreement dated May 5, 2018 between the registrant and FutureX Innovation SPC (on behalf of and for the account of New Technology Fund II SP as one of its segregated portfolios)	6-K	001-37871	99.3	May 7, 2018

4.12	Convertible Note Purchase Agreement dated April 30, 2018 by and between the registrant and FutureX Innovation SPC (on behalf of and for the account of New Technology Fund II SP as one of its segregated portfolios)	20-F	001-37871	4.13	January 7, 2019
4.13	Registration Rights Agreement dated March 4, 2019 between the registrant and certain other parties	6-K	001-37871	99.1	March 4, 2019
4.14	Warrant to Purchase Ordinary Shares issued by the registrant to Hammer Capital China Limited, dated May 30, 2019	6-K	001-37871	99.1	June 3, 2019
4.15	Registration Rights Agreement dated May 30, 2019 between the registrant and Hammer Capital China Limited	6-K	001-37871	99.2	June 3, 2019
4.16	Extension Agreement relating to the US$40 Million Convertible Note issued by the registrant, dated March 3, 2020	6-K	001-37871	99.1	March 3, 2020
8.1*	List of significant subsidiaries and consolidated affiliated entities
12.1*	CEO Certification required by Rule 13a-14(a)
12.2*	CFO Certification required by Rule 13a-14(a)
13.1**	CEO Certification required by Rule 13a-14(b)
13.2**	CFO Certification required by Rule 13a-14(b)
15.1*	Consent of Independent Registered Public Accounting Firm
15.2*	Consent of Merits & Tree Law Offices
101.INS*	XBRL Instance Document.
101.SCH*	XBRL Taxonomy Extension Schema Document.
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB*	XBRL Taxonomy Extension Label Linkbase Document.
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document.

*       Filed herewith

**     Furnished herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Gridsum Holding Inc.

By:	/s/ Guosheng Qi
Name:	Guosheng Qi
Title:	Chief Executive Officer and Chairman

Date: June 2, 2020

Gridsum Holding Inc.

Report of Independent Registered Public Accounting Firm

To the shareholders and the board of directors of Gridsum Holding Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Gridsum Holding Inc. and its subsidiaries (the "Company") as of December 31, 2019 and 2018, the related consolidated statements of comprehensive loss, shareholders’ equity and cash flows, for each of the three years in the period ended December 31, 2019, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

The Company’s Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has suffered substantial losses from operations in previous years, has a working capital deficiency, and has stated that substantial doubt exists about the Company’s ability to continue as a going concern. Management's evaluation of the events and conditions and management’s plans regarding these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Change in Accounting Principle

As discussed in Note 2 to the financial statements, the Company has changed its method of accounting for leases in 2019 due to the adoption of the guidance in Accounting Standards Codification (“ASC”) Topic 842, Leases (“Topic 842”).

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

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

/s/ Shandong Haoxin Certified Public Accountants Co., Ltd.

Shandong Haoxin Certified Public Accountants Co., Ltd.

We have served as the Company's auditor since 2019.

Weifang, the People’s Republic of China

June 2, 2020

Gridsum Holding Inc.

CONSOLIDATED BALANCE SHEETS

As of December 31, 2018 and 2019

(In thousands, except for share and per share data)

	As of December 31,
	2018	2019	2019
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	92,684	25,206	3,621
Restricted cash	1,334	1,389	200
Notes Receivable	—	3,753	539
Accounts receivable, net	397,969	191,299	27,477
Prepayments and other current assets	294,904	117,269	16,845
Total current assets	786,891	338,916	48,682

Non-current assets:
Investment in associates	5,000	5,000	718
Property and equipment, net	62,328	45,892	6,592
Intangible assets, net	13,840	19,735	2,835
Goodwill	537	537	77
Deferred tax assets	46,359	73,971	10,625
Other non-current assets	435	—	—
Operating lease right-of-use assets	—	112,921	16,220
Total non-current assets	128,499	258,056	37,067
Total assets	915,390	596,972	85,749

LIABILITIES AND SHAREHOLDERS’ EQUITY(DEFICIENCY)
Current liabilities:
Short-term bank loans	5,000	38,000	5,458
Accounts payable	97,293	78,776	11,315
Salary and welfare payables	65,451	75,630	10,864
Taxes payable	110,529	115,990	16,661
Deferred revenues	36,126	11,328	1,627
Advances from customers	154,731	16,130	2,317
Accrued expenses and other current liabilities	147,940	95,701	13,747
Derivative liabilities	596	—	—
Convertible note	242,702	278,472	40,000
Operating lease liabilities current	—	39,219	5,633
Total current liabilities	860,368	749,246	107,622

Non-current liabilities:
Long-term borrowing	—	99,274	14,260
Corporate bond	—	18,545	2,664
Deferred tax liabilities	212	175	25
Other non-current liabilities	—	1,248	179
Derivative liabilities non-current	—	1,974	284
Operating lease liabilities non-current	—	84,220	12,097
Total non-current liabilities	212	205,436	29,509
Total liabilities	860,580	954,682	137,131

Commitments and contingencies

Shareholders’ equity (deficiency):
Ordinary shares—Class A (US$0.001 par value; 20,000,000 shares authorized, 4,543,461 shares issued and outstanding as of December 31, 2018 and 2019)	31	31	4
Ordinary shares—Class B (US$0.001 par value; 180,000,000 shares authorized; 26,289,929 and 30,032,890 shares issued and outstanding as of December 31, 2018 and 2019, respectively)	177	202	30
Additional paid-in capital	1,146,253	1,272,959	182,848
Statutory reserve	12,903	12,903	1,853
Accumulated other comprehensive loss	(35,496)	(37,858)	(5,437)
Accumulated deficit	(1,077,409)	(1,615,338)	(232,029)
Total Gridsum’s shareholders’ equity (deficiency)	46,459	(367,101)	(52,731)
Non-controlling interests	8,351	9,391	1,349
Total shareholders’ equity (deficiency)	54,810	(357,710)	(51,382)
Total liabilities and shareholders’ equity (deficiency)	915,390	596,972	85,749

The accompanying notes are an integral part of these consolidated financial statements.

Gridsum Holding Inc.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

For the Years Ended December 31, 2017, 2018 and 2019

(In thousands, except for share and per share data)

	For the Year Ended December 31,
	2017	2018	2019	2019
	RMB	RMB	RMB	US$
Revenues:
Enterprise	377,013	387,574	258,903	37,189
e-Government and other	102,216	53,117	71,796	10,313
Less: Business tax and surcharges	(9,696)	(9,444)	(4,147)	(596)
Net revenues	469,533	431,247	326,552	46,906
Cost of revenues(1)	(94,640)	(100,867)	(77,361)	(11,112)
Gross profit	374,893	330,380	249,191	35,794
Operating expenses(1):
Sales and marketing expenses	(192,413)	(166,176)	(144,401)	(20,742)
Research and development expenses	(257,921)	(533,586)	(320,402)	(46,022)
General and administrative expenses	(143,743)	(182,289)	(319,653)	(45,915)
Total operating expenses	(594,077)	(882,051)	(784,456)	(112,679)
Losses from operations	(219,184)	(551,671)	(535,265)	(76,885)
Other income/(expense):
Foreign currency exchange loss	(8,552)	(9,719)	(729)	(105)
Interest expense, net	(5,430)	(9,878)	(14,028)	(2,015)
Other income/(expense), net	(1,683)	1,005	(788)	(113)
Amortization of debt discount	—	(25,337)	(40,918)	(5,878)
Gain on change in fair value of derivative liabilities	—	57,890	27,829	3,997
Loss before income tax	(234,849)	(537,710)	(563,899)	(80,999)
Income tax (expense)/benefit	(4,275)	15,165	27,010	3,880
Net loss	(239,124)	(522,545)	(536,889)	(77,119)
Less: Net (loss) income attributable to non-controlling interests	(128)	(1,220)	1,040	150
Net loss attributable to Gridsum Holding Inc.	(238,996)	(521,325)	(537,929)	(77,269)

Net loss	(239,124)	(522,545)	(536,889)	(77,119)
Foreign currency translation adjustment, net of tax	(20,452)	(4,957)	(2,362)	(340)
Comprehensive loss	(259,576)	(527,502)	(539,251)	(77,459)
Less: Comprehensive (loss) income attributable to non-controlling interests	(128)	(1,220)	1,040	150
Comprehensive loss attributable to Gridsum Holding Inc.	(259,448)	(526,282)	(540,291)	(77,609)
Net loss per share attributable to Gridsum’s ordinary shareholders, basic and diluted	(7.90)	(16.91)	(15.91)	(2.29)
Weighted average shares outstanding used in computing net loss per share attributable to Gridsum’s ordinary shareholders	30,243,250	30,827,600	33,810,862	33,810,862

Note:

(1) Share-based compensation expenses were allocated in cost of revenues and operating expenses as follows:

	For the Year Ended December 31,
	2017	2018	2019	2019
	RMB	RMB	RMB	US$
Cost of revenues	501	801	548	79
Sales and marketing expenses	4,739	6,810	8,537	1,226
Research and development expenses	8,641	16,310	16,001	2,298
General and administrative expenses	9,046	15,105	27,364	3,931

The accompanying notes are an integral part of these consolidated financial statements.

Gridsum Holding Inc.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIENCY)

For the Years Ended December 31, 2017, 2018 and 2019

(In thousands, except for share and per share data)

			Additional		Accumulated Other			Total
	Ordinary Shares		Paid-in	Statutory	Comprehensive	Accumulated	Non-controlling	Shareholders’
	Shares	Amount	Capital	Reserve	Income /(Loss)	Deficit	Interests	Equity/(Deficit)
		RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balances as of December 31, 2016	29,735,166	199	1,090,991	6,662	(10,087)	(310,847)	331	777,249
Share-based compensation expenses	—	—	22,927	—	—	—	—	22,927
Appropriation of statutory reserves	—	—	—	68	—	(68)	—	—
Net loss	—	—	—	—	—	(238,996)	(128)	(239,124)
Issuance of ordinary shares upon exercise of share options and restricted stock units	1,088,662	8	3,083	—	—	—	—	3,091
Consolidation of Hainatianchuang	—	—	(9,800)	—	—	—	9,800	—
Foreign currency translation adjustments, net of tax	—	—	—	—	(20,452)	—	—	(20,452)
Balances as of December 31, 2017	30,823,828	207	1,107,201	6,730	(30,539)	(549,911)	10,003	543,691
Share-based compensation expenses	—	—	39,026	—	—	—	—	39,026
Appropriation of statutory reserves	—	—	—	6,173	—	(6,173)	—	—
Net loss	—	—	—	—	—	(521,325)	(1,220)	(522,545)
Issuance of ordinary shares upon exercise of share options and restricted stock units	9,562	1	26	—	—	—	—	27
Purchase of equity shares of Guoxinwangyan	—	—	—	—	—	—	(432)	(432)
Foreign currency translation adjustments, net of tax	—	—	—	—	(4,957)	—	—	(4,957)
Balances as of December 31, 2018	30,833,390	208	1,146,253	12,903	(35,496)	(1,077,409)	8,351	54,810
Share-based compensation expenses	—	—	52,450	—	—	—	—	52,450
Net loss	—	—	—	—	—	(537,929)	1,040	(536,889)
Issuance of ordinary shares through share subscription	3,461,902	23	73,859	—	—	—	—	73,882
Issuance of ordinary shares upon exercise of share options and restricted stock units	281,059	2	397	—	—	—	—	399
Foreign currency translation adjustments, net of tax	—	—	—	—	(2,362)	—	—	(2,362)
Balances as of December 31, 2019	34,576,351	233	1,272,959	12,903	(37,858)	(1,615,338)	9,391	(357,710)

The accompanying notes are an integral part of these consolidated financial statements.

Gridsum Holding Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years Ended December 31, 2017, 2018 and 2019

(In thousands, except for share and per share data)

	For the Year Ended December 31,
	2017	2018	2019	2019
	RMB	RMB	RMB	US$
Cash flows from operating activities:
Net Loss	(239,124)	(522,545)	(536,889)	(77,119)
Adjustments to reconcile net loss to net cash used in operating activities:
Provision for allowance for doubtful accounts	24,490	16,532	137,865	19,803
Share-based compensation expenses	22,927	39,026	52,450	7,534
Depreciation and amortization expenses	31,474	34,701	35,262	5,065
Deferred tax expenses	(11,296)	(28,004)	(27,649)	(3,972)
Foreign currency exchange loss, net	20,452	4,957	2,361	339
Loss on disposal of equipment and leasehold improvement	138	4,284	762	109
Amortization of operating lease right-of-use assets	—	—	33,951	4,877
Amortization of debt discount	—	—	40,918	5,878
Amortization of discounts and issuance cost of the corporate bond	—	—	424	61
Change in fair value of derivative liabilities	—	—	(27,829)	(3,997)
Changes in operating assets and liabilities:
Accounts receivable	(267,554)	184,779	68,805	9,883
Notes receivable	(6,000)	6,000	(3,753)	(539)
Prepayments and other current assets	(102,361)	12,946	178,590	25,653
Accounts payable	158,588	(110,862)	(18,517)	(2,660)
Salary and welfare payable	18,570	4,756	8,941	1,284
Taxes payable	36,473	7,198	5,462	785
Deferred revenues	(7,666)	22,735	(24,798)	(3,562)
Advances from customers	7,465	37,884	(138,601)	(19,909)
Accrued expenses and other current liabilities	6,720	52,483	(47,762)	(6,861)
Other non-current liabilities	—	—	1,248	179
Operating lease liabilities	—	—	(30,787)	(4,422)
Net cash used in operating activities	(306,704)	(233,130)	(289,546)	(41,591)
Cash flows from investing activities:
Purchase of property, equipment and software	(22,951)	(52,275)	(23,437)	(3,367)
Proceeds from disposal of property, equipment and software	31	44	122	18
Maturity of time deposit	67,574	—	—	—
Acquisition of subsidiaries, net of cash acquired	(1,857)	—	—	—
Long term investment	—	(5,000)	—	—
Net cash provided by/(used in) investing activities	42,797	(57,231)	(23,315)	(3,349)
Cash flows from financing activities:
Proceeds from bank loans	266,019	5,000	60,000	8,618
Repayment of bank loan	(65,000)	(266,019)	(27,000)	(3,878)
Proceeds from issuance of ordinary shares	3,091	27	74,281	10,670
Payment for IPO costs	(3,362)	—	—	—
Capital injection from non-controlling interests	(9,800)	—	—	—
Proceeds from convertible note	—	234,039	—	—
Proceeds from long-term borrowing	—	—	120,000	17,237
Proceeds from issuance of corporate bond, net of discount and issuance cost	—	—	18,121	2,603
Net cash provided by/(used in) financing activities	190,948	(26,953)	245,402	35,250
Effect of exchange rate changes on Cash, cash equivalents and restricted cash	(39,485)	(678)	36	6
Net decrease in Cash, cash equivalents and restricted cash	(112,444)	(317,992)	(67,423)	(9,684)
Cash, cash equivalents and restricted cash at the beginning of the year	524,454	412,010	94,018	13,505
Cash, cash equivalents and restricted cash at the end of the year	412,010	94,018	26,595	3,821
Supplemental disclosures of cash flow information:
Cash paid for income taxes	1,820	114	3,280	471
Cash paid for interest	5,614	649	3,784	544
Supplemental schedule of non-cash investing activities:
Property and equipment purchases financed by accrued expenses and other current liabilities	6,033	4,371	2,624	377
Property and equipment purchases transferred from other non-current assets	3,460	35,524	5,388	774
Initial recognition of operating lease right-of-use assets and lease liabilities	—	—	154,226	22,153
Allocation of fair value of derivative liabilities for issuance of warrants attached to the loan from related party	—	—	29,036	4,171

The following table provides a reconciliation of cash, cash equivalents, and restricted cash reported within the statement of financial position that sum to the total of the same amounts shown in the statement of cash flows:

Cash and cash equivalents	166,690	92,684	25,206	3,621
Restricted cash	245,320	1,334	1,389	2000
Total cash, cash equivalents, and restricted cash shown in the consolidated statements of cash flows	412,010	94,018	26,595	3,821

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

The accompanying consolidated financial statements include the financial statements of the Company, its subsidiaries, VIEs and VIE subsidiaries. As of December 31, 2019, the Company’s operating subsidiaries, operating VIE and operating VIE subsidiaries were as follows:

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

Risks in relation to the VIE structure

In the opinion of the Company’s management, the contractual arrangements discussed above have resulted in the Company and the WFOE having the power to direct activities that most significantly impact the VIEs and VIE subsidiaries, including appointing key management, setting up operating policies, exerting financial controls and transferring profit or assets out of the VIEs and VIE subsidiaries at its discretion. The Company and the WFOE believe they have the right to receive all the benefits and assets of the VIEs and VIE subsidiaries, except for registered capital of the VIEs and VIE subsidiaries totaling RMB236,000 and RMB216,000 as of December 31, 2018 and 2019, respectively. As the VIEs and VIE subsidiaries organized in the PRC were established as limited liability companies under PRC law, their creditors do not have recourse to the general credit of the WFOE for the liabilities of these VIEs and VIE subsidiaries, and the WFOE does not have the obligation to assume the liabilities of these VIEs and VIE subsidiaries.

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

The consolidated financial information of the VIEs and VIE subsidiaries, including the inter-group transactions with other entities in the Group, has been included in the accompanying consolidated financial statements of the Group as follows:

	As of December 31,
	2018	2019
	RMB	RMB
Total assets	864,934	577,905
Total liabilities	937,801	985,706

	For the year ended December 31,
	2017	2018	2019
	RMB	RMB	RMB
Net revenues	558,393	722,022	403,492
Net income/(loss)	160,550	(131,658)	(334,934)

GRIDSUM HOLDING INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except for share and per share data)

	For the year ended December 31,
	2017	2018	2019
	RMB	RMB	RMB
Net cash (used in)/provided by operating activities	(148,018)	268,946	180,067
Net cash used in investing activities	(22,920)	(57,231)	(23,315)
Net cash provided by/(used in) financing activities	201,019	(261,019)	171,121

In accordance with various contractual agreements, the Company has the power to direct the activities of the VIEs and can have assets transferred out of the VIEs. Therefore, the Company considers that there are no assets in the consolidated VIEs that can be used only to settle obligations of the consolidated VIEs, except for registered capital of the VIEs and VIE subsidiaries totaling RMB236,000 and RMB216,000 as of December 31, 2018 and 2019, respectively. As the consolidated VIEs are incorporated as limited liability companies under the Company Law of the People’s Republic of China, creditors do not have recourse to the general credit of the Company for the liabilities of the consolidated VIEs.

(d) Liquidity

The Group has been incurring recurring losses from operations since inception. Accumulated losses from operations were RMB1,077,409 and RMB1,615,338 as of December 31, 2018 and 2019, respectively. The net cash used in operating activities was RMB306,704, RMB233,130 and RMB289,546 for the years ended December 31, 2017, 2018 and 2019, respectively.

The Group’s liquidity is based on its ability to generate cash from operating activities, obtain capital financing from equity interest investors and borrow funds on favorable economic terms to fund its general operations and capital expansion needs. The Group’s ability to continue as a going concern is dependent on management’s ability to successfully execute its business plan, which includes increasing revenue while controlling operating cost and expenses to generate positive operating cash flows and obtaining funds from outside sources of financing to generate positive financing cash flows. As of December 31, 2018 and 2019, the Group’s balance of cash and cash equivalents was RMB92,684 and RMB25,206, respectively.

Based on cash flow projections from operating and financing activities and existing balance of cash and cash equivalents, management believes that there is substantial doubt as to whether existing cash and cash equivalents will be sufficient to fund its operations within one year from the date the consolidated financial statements are issued.

The Company plans to continue to fund its losses from operations through cash and cash equivalents, as well as through future equity offerings, debt financings, other third party funding, and new business developments to generate profitable operations. Further, the company continues to reduce costs, increase efficiency and apply proactive steps to its collections and working capital management to improve its liquidity. Therefore, the accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the realization of assets and settlement of liabilities in the normal course of business.

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

The Company used RMB as its reporting currency. The functional currency of the Company and its subsidiaries incorporated in Hong Kong is U.S. Dollars, while the functional currency of the other entities in the Group is RMB. Assets and liabilities are translated at the applicable exchange rates on the balance sheet date. Equity amounts are translated at historical exchange rates. Revenues, expenses, gains and losses are translated using the average exchange rate for the periods. Translation adjustments arising from these are reported as foreign currency translation adjustments and are shown as a component of other comprehensive income or loss in the consolidated statement of changes in shareholders’ equity.

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

Translations of balances in the consolidated balance sheets, consolidated statements of operation and comprehensive loss and statements of cash flows from RMB into U.S. Dollars as of and for the year ended December 31, 2019 are solely for the convenience of the reader and were calculated at the rate of US$1.00 = RMB 6.9618, representing the noon buying rate in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2019. No representation is made that the RMB amounts represent or could have been, or could be, converted, realized or settled in U.S. Dollars at that rate on December 31, 2019, or at any other rate.

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

In November 2016, the FASB issued ASU No. 2016-18, Statement of Cash Flows (230): Restricted Cash. The amendments in this Update require that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. For public business entities, the amendments in this update are effective for fiscal years beginning after December 15, 2017, and interim periods within those annual periods. Earlier adoption is permitted. The amendments in this Update should be applied using a retrospective transition method to each period presented. On January 1, 2018, the Group adopted this guidance on a retrospective basis and has applied the changes to the consolidated statement of cash flows in the year ended December 31, 2017.

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

(i)	Property and Equipment, net

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

(k)	Intangible Assets with Finite Useful Life

Intangible assets, comprising acquired computer software, customer relationship and other finite-lived intangible assets, which are separable from the fixed assets, are stated at cost less accumulated amortization. Amortization is computed using the straight-line method over the estimated useful lives of the assets. Acquired customer relationship arising from business combinations (Note 17) is stated at fair value upon acquisition less accumulated amortization, which is recognized using the straight-line method over the estimated useful lives of the assets. The carrying amounts of the finite-lived intangible assets are reviewed for impairment when indicators of impairment are present in accordance with ASC 360-10. In accordance with ASC 360-10, an impairment loss is recognized if the carrying amount of an intangible asset is not recoverable and its carrying amount exceeds its fair value. No impairment loss has been identified for the years ended December 31, 2017, 2018 and 2019.

GRIDSUM HOLDING INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except for share and per share data)

The estimated economic lives are as follows:

Software and other intangible assets	3 -10 years
Acquired customer relationship	10 years

(l)	Goodwill

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

The Group as a whole, including recently acquired entities, is determined to be one reporting unit for goodwill impairment testing. The Group directly applied the quantitative assessment and performed the goodwill impairment test by quantitatively comparing the fair values of the reporting unit to its carrying amounts, and no impairment loss has been identified for the year ended December 31, 2019.

(m)	Fair Value

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

Financial assets and liabilities of the Group primarily consist of cash and cash equivalents, restricted cash, accounts receivable, prepayments and other current assets, accounts payable, amounts due to related parties, taxes payable, advances from customers and accrued expenses and other current liabilities. As of December 31, 2019, the carrying values of these financial instruments approximated their fair values due to the short-term maturity of these instruments.  As of December 31, 2019, the carrying values of the long term loan from related party and corporate bond approximated their fair values due to the interest rate charged by the lenders were similar to interest rate charged by the bank in the PRC.

(n)	Financial Instruments

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

The Group issued to warrants to an existing shareholder of the Group in connection with a loan in May 2019. The Warrant shares’ strike price is denominated in US$ and the Group’s functional currency is RMB, therefore, those warrants are not considered indexed to the Company’s own stock which should be classified as derivative liabilities.

The change in the value of the derivative liabilities is charged against or credited to income in the captioned “Gain/(loss) on change in fair value of derivative liabilities” in the accompanying consolidated statements of operations and comprehensive loss.

(o)	Revenue Recognition

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

The Group accounts for a contract with a customer when the contract is committed in writing, the rights of the parties, including payment terms, are identified, the contract has commercial substance and consideration to collect is substantially probable.

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

With respect to the bid management services, the Group considered that: (i) the search engines are responsible for providing the advertisements service to the customers; (ii) the Group lacks the latitude to determine the prices charged by the search engine providers and earns only the fixed service fee from the customers; (iii) the hosting and maintenance of the advertisements are the responsibilities of the search engine providers; (iv) the customers have the discretion in choosing the search engines selection; (v) the Group receive revenues from incentive programs based on the search engine providers’ policies. The Group’s responsibility is to manage the customer’s advertising campaign on the search engines, according to the terms of the customer contracts so the Group views itself as an agent, and records revenues related to these services on a net basis.

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

Marketing expenses mainly consist of advertising costs, promotion expenses, payroll and related expenses for personnel engaged in marketing activities. Marketing expenses are expensed when the services are received. Advertising expenses are recorded as sales and marketing expenses when incurred, and totaled RMB14,886, nil and nil for the years ended December 31, 2017, 2018 and 2019, respectively.

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

(u)	Leases

Prior to January 1, 2019, leases are classified as either capital or operating leases. Leases that transfer substantially all the benefits and risks incidental to the ownership of assets are accounted for as if there was an acquisition of an asset and incurrence of an obligation at the inception of the lease. All other leases are accounted for as operating leases expense and is included in the consolidated statements of operations on a straight-line basis over the term of the leases. The Company had no capital lease commitments prior to January 1, 2019.

GRIDSUM HOLDING INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except for share and per share data)

Effective January 1, 2019, the Company adopted ASU 2016-02, “Leases” (Topic 842), and elected the practical expedients that does not require us to reassess: (1) whether any expired or existing contracts are, or contain, leases, (2) lease classification for any expired or existing leases and (3) initial direct costs for any expired or existing leases. For lease terms of twelve months or fewer, a lessee is permitted to make an accounting policy election not to recognize lease assets and liabilities. The Company also adopted the practical expedient that allows lessees to treat the lease and non-lease components of a lease as a single lease component. The Company recognized RMB 146,872 right of use (“ROU”) assets and RMB 154,226 lease liabilities based on the present value of the future minimum rental payments of leases, using incremental borrowing rate of 4.0%.

Operating lease ROU assets and lease liabilities are recognized at the adoption date of January 1, 2019 or the commencement date, whichever is earlier, based on the present value of lease payments over the lease term. Since the implicit rate for the Company’s leases is not readily determinable, the Company use its incremental borrowing rate based on the information available at the commencement date in determining the present value of lease payments. The incremental borrowing rate is the rate of interest that the Company would have to pay to borrow, on a collateralized basis, an amount equal to the lease payments, in a similar economic environment and over a similar term.

Lease terms used to calculate the present value of lease payments generally do not include any options to extend, renew, or terminate the lease, as the Company does not have reasonable certainty at lease inception that these options will be exercised. The Company generally considers the economic life of its operating lease ROU assets to be comparable to the useful life of similar owned assets. The Company has elected the short-term lease exception, therefore operating lease ROU assets and liabilities do not include leases with a lease term of twelve months or less. Its leases generally do not provide a residual guarantee. The operating lease ROU asset also excludes lease incentives. Lease expense is recognized on a straight-line basis over the lease term.

The Company reviews the impairment of its ROU assets consistent with the approach applied for its other long-lived assets. The Company reviews the recoverability of its long-lived assets when events or changes in circumstances occur that indicate that the carrying value of the asset may not be recoverable. The assessment of possible impairment is based on its ability to recover the carrying value of the asset from the expected undiscounted future pre-tax cash flows of the related operations. The Company has elected to include the carrying amount of operating lease liabilities in any tested asset group and include the associated operating lease payments in the undiscounted future pre-tax cash flows.

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

(w)            Employee Benefits

The Company’s subsidiaries, VIEs and VIE subsidiaries established in the PRC participate in a government-mandated, multiemployer, defined contribution plan, pursuant to which certain retirement, medical, housing and other welfare benefits are provided to employees. PRC labor laws require the entities incorporated in mainland China to pay to the local labor bureau a monthly contribution calculated at a stated contribution rate on the monthly basic compensation of qualified employees. The Group has no further commitments beyond its monthly contribution. The fair value of the employee benefits liabilities approximates their carrying value due to the short-term nature of these liabilities. The employee benefits payable amounts to RMB3,660 and RMB3,116 as of December 31, 2018 and 2019, respectively.

Employee social benefits included as expenses in the accompanying consolidated statements of operations and comprehensive loss amounted to RMB66,511, RMB75,031 and RMB66,651 for the years ended December 31, 2017, 2018 and 2019, respectively.

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

The Group applies a “more likely than not” recognition threshold in the evaluation of uncertain tax positions. The Company recognizes the benefit of a tax position in its consolidated financial statements if the tax position is more likely than not to prevail based on the facts and technical merits of the position. Tax positions that meet the “more likely than not” recognition threshold are measured at the largest amount of tax benefit that has a greater than fifty percent likelihood of being realized upon settlement. Unrecognized tax benefits may be affected by changes in interpretation of laws, rulings of tax authorities, tax audits and expiry of statutory limitations. In addition, changes in facts, circumstances and new information may require the Group to adjust the recognition and measurement estimates with regard to uncertain tax positions. Accordingly, unrecognized tax benefits are periodically reviewed and re-assessed. Adjustments, if required, are recorded in the Company’s consolidated financial statements in the period in which the change that necessitates the adjustments occurs. The ultimate outcome for a particular tax position may not be determined with certainty prior to the conclusion of a tax audit and, in certain circumstances, a tax appeal or litigation process. As of December 31, 2018 and 2019, the Group did not have any significant unrecognized uncertain tax positions.

(z)               Comprehensive Loss

Comprehensive loss is defined to include all changes in deficit of the Group during a period arising from transactions and other events and circumstances other than those resulting from investments by shareholders and distributions to shareholders. For the years ended December 31, 2017, 2018 and 2019, the Group’s comprehensive loss included net loss and foreign currency translation adjustments.

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

The Group has made RMB 68, RMB 6,173 and RMB 0 appropriations to statutory surplus fund and other reserve funds for the years ended December 31, 2017, 2018 and 2019, respectively.

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

(dd)       Recent Accounting Pronouncements

In June 2018, the FASB issued ASU No. 2018-07 to provide guidance to reduce cost and complexity and to improve financial reporting for share-based payments issued to nonemployees (for example, service providers, external legal counsel, suppliers, etc.). The amendments in this ASU are effective for public companies for fiscal years beginning after December 15, 2018, including interim periods within that fiscal year. The adoption of this ASU did not have a material effect on the Group’s consolidated financial statements.

In August 2018, the FASB issued ASU 2018-13, “Fair Value Measurement (Topic 820): Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement” (“ASU 2018-13”). ASU 2018-13 removes, modifies and adds certain disclosure requirements in Topic 820 “Fair Value Measurement”. ASU 2018-13 eliminates certain disclosures related to transfers and the valuations process, modifies disclosures for investments that are valued based on net asset value, clarifies the measurement uncertainty disclosure, and requires additional disclosures for Level 3 fair value measurements. ASU 2018-13 is effective for the Company for annual and interim reporting periods beginning January 1, 2020. The adoption of this guidance on January 1, 2020 did not have a material impact on its consolidated financial statements.

GRIDSUM HOLDING INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except for share and per share data)

In May 2019, the FASB issued ASU 2019-05, which is an update to ASU Update No. 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which introduced the expected credit losses methodology for the measurement of credit losses on financial assets measured at amortized cost basis, replacing the previous incurred loss methodology. The amendments in Update 2016-13 added Topic 326, Financial Instruments—Credit Losses, and made several consequential amendments to the Codification. Update 2016-13 also modified the accounting for available-for-sale debt securities, which must be individually assessed for credit losses when fair value is less than the amortized cost basis, in accordance with Subtopic 326-30, Financial Instruments—Credit Losses—Available-for-Sale Debt Securities. The amendments in this Update address those stakeholders’ concerns by providing an option to irrevocably elect the fair value option for certain financial assets previously measured at amortized cost basis. For those entities, the targeted transition relief will increase comparability of financial statement information by providing an option to align measurement methodologies for similar financial assets. Furthermore, the targeted transition relief also may reduce the costs for some entities to comply with the amendments in Update 2016-13 while still providing financial statement users with decision-useful information. ASU 2019-05 is effective for the Company for annual and interim reporting periods beginning January 1, 2020. The adoption of this guidance on January 1, 2020 did not have a material impact on its consolidated financial statements.

In January 2020, the FASB issued ASU 2020-01 to clarify the interaction of the accounting for equity securities under ASC 321 and investments accounted for under the equity method of accounting in ASC 323 and the accounting for certain forward contracts and purchased options accounted for under ASC 815. With respect to the interactions between ASC 321 and ASC 323, the amendments clarify that an entity should consider observable transactions that require it to either apply or discontinue the equity method of accounting when applying the measurement alternative in ASC 321, immediately before applying or upon discontinuing the equity method of accounting. With respect to forward contracts or purchased options to purchase securities, the amendments clarify that when applying the guidance in ASC 815-10-15-141(a), an entity should not consider whether upon the settlement of the forward contract or exercise of the purchased option, individually or with existing investments, the underlying securities would be accounted for under the equity method in ASC 323 or the fair value option in accordance with ASC 825. The ASU is effective for interim and annual reporting periods beginning after December 15, 2020.  Early adoption is permitted, including adoption in any interim period.  The Group does not expect that the adoption of this guidance will have a material impact on its consolidated financial statements.

The Group does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Group’s consolidated balance sheets, statements of income and comprehensive income and statements of cash flows.

3.                   Concentration and Risks

Concentration of credit risk

Assets that potentially subject the Group to significant concentrations of credit risk primarily consist of cash and cash equivalents and accounts receivable. As of December 31, 2018 and 2019, all of the Group’s cash and cash equivalents were held by reputable financial institutions located in the PRC, Hong Kong and the United States, which management believes are of high credit quality and financially sound based on publicly available information.

Accounts receivable is typically unsecured and is generally derived from revenues earned from marketing automation solutions. No customer with a receivable balance exceeding 10% of the total accounts receivable balance as of December 31, 2018 and 2019.

GRIDSUM HOLDING INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except for share and per share data)

Concentration of customer risk

The top 20 customers accounted for 44%, 39% and 45% of the total revenues for the years ended December 31, 2017, 2018 and 2019, respectively.

Currency risk

The Group’s operations, and its assets and liabilities are primarily denominated in RMB, which is not freely convertible into foreign currencies. The Group’s cash and cash equivalents denominated in RMB are subject to government controls and amounted to RMB58,282 and RMB25,827 as of December 31, 2018 and 2019, respectively. The value of the RMB is subject to changes in the central government policies and international economic and political developments that affect the supply and demand of RMB in the foreign exchange market. In the PRC, certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People’s Bank of China (the “PBOC”). Remittances from China in currencies other than RMB by the Group must be processed through the PBOC or other China foreign exchange regulatory bodies which require certain supporting documentation in order to effect the remittance.

4.                   Accounts Receivable, Net

The following summarizes the Group’s accounts receivable as of December 31, 2018 and 2019:

	As of December 31,
	2018	2019
	RMB	RMB
Accounts receivable	459,950	337,817
Less: Allowance for doubtful accounts	(61,981)	(146,518)
Accounts receivable, net	397,969	191,299

The amount of payments to search engines on behalf of customers included in accounts receivable was RMB283,687 and RMB166,138 as of December 31, 2018 and 2019, respectively.

The following table sets out the movements of the allowance for doubtful accounts for the years ended December 31, 2018 and 2019:

	As of December 31,
	2018	2019
	RMB	RMB
Balance at beginning of the year	(45,449)	(61,981)
Charged to costs and expenses	(16,532)	(137,865)
Write-off	—	53,328
Balance at end of the year	(61,981)	(146,518)

GRIDSUM HOLDING INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except for share and per share data)

5.                   Prepayments and Other Current Assets

The following is a summary of prepayments and other current assets:

	As of December 31,
	2018	2019
	RMB	RMB
Deposits to search engine service providers	124,668	27,821
Prepayments to suppliers	134,956	42,136
Advances to employees	5,581	17,641
Prepaid rental and other deposits	23,032	23,598
Receivables in connection with exercise of option from agents	—	358
Others	6,667	5,715
Total	294,904	117,269

Deposits to search engine service providers represent deposits to guarantee the minimum amount of ad spending by the Group’s customers and are refunded annually when the minimum ad spending requirement is met.

6.                   Property and Equipment, net

The following is a summary of property and equipment, net:

	As of December 31,
	2018	2019
	RMB	RMB
Computers	80,667	86,249
Furniture, fixtures and equipment	4,121	4,450
Vehicles	4,291	4,291
Leasehold improvements	63,901	67,609
Total	152,980	162,599
Less: accumulated depreciation	(90,652)	(116,707)
Property and equipment, net	62,328	45,892

Depreciation expenses for the years ended December 31, 2017, 2018 and 2019 were RMB29,858, RMB31,357 and RMB29,737 respectively.

GRIDSUM HOLDING INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except for share and per share data)

7.                   Intangible Assets, net

The following is a summary of intangible assets, net:

	As of December 31,
	2018	2019
	RMB	RMB
Acquired Software and other intangible assets	18,809	30,229
Customer relationship	677	677
Less: accumulated depreciation and amortization	(5,646)	(11,171)
Intangible Assets, net	13,840	19,735

Amortization expenses for the years ended December 31, 2017, 2018 and 2019 were RMB1,616, RMB3,344 and RMB5,525 respectively.

Expected Future Amortization Expense
Twelve months ending December 31, 2020	5,306
2021	3,668
2022	2,216
2023	1,620
2024	1,619
Thereafter	5,306
Total expected future amortization expense	19,735

8.                   Short-term Bank Loans

In 2018 and 2019, the Group entered into several short-term guaranteed loan agreements. Each of the loan agreements provides for a RMB revolving credit facility with a maturity term within three months or twelve months. The guarantees on these loans were provided by Guosheng Qi, the Co-Founder, chief executive officer and chairman of the Company, or provided by Gridsum Holding (Beijing) Co., Ltd. or all the accounts receivable under Beijing Moment Everlasting Ad Co., Ltd.

Short-term bank loans as of December 31, 2018 and 2019 amounted to RMB5,000 and RMB38,000, respectively, which consisted of several bank borrowings denominated in RMB. All of these bank borrowings were repayable within one year. The weighted average interest rate for the outstanding borrowings as of 2018 and 2019 was approximately 5.23% and 5.08%, respectively.

9.                   Accrued Expenses and Other Current Liabilities

The following is a summary of accrued expenses and other current liabilities:

	As of December 31,
	2018	2019
	RMB	RMB
Customer deposits	13,453	8,220
Accrued expenses	114,935	66,264
Accrued property, equipment and software related payables	11,545	4,294
Others	8,007	16,923
Total	147,940	95,701

GRIDSUM HOLDING INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except for share and per share data)

10.            Convertible Note

On May 5, 2018, the Group completed the transactions contemplated by its April 30, 2018 convertible note purchase agreement with FutureX Innovation SPC (“FutureX”). In accordance with the convertible note purchase agreement, the Group received US$40 million (approximately RMB 275,020) and issued the FutureX Convertible Note that is convertible, in whole or in part, into the Company’s Class B ordinary shares at a conversion price of US$6.50 per share, subject to customary adjustments. The FutureX Convertible Note has a term of 18 months and bears interest at 2.80% per annum. The FutureX Convertible Note includes other customary terms and covenants, including certain events of default after which the FutureX Convertible Note may be due and payable immediately. Additionally, in the event of a fundamental change, as defined in the FutureX Convertible Note, the holder of the note may require the Group to repurchase the FutureX Convertible Note at a price equal to 100% of the principal amount of the FutureX Convertible Note, plus accrued and unpaid interest. FutureX Innovation SPC agreed not to transfer or sell the FutureX Convertible Note, the Class B ordinary shares or any of the Company’s other securities, or enter into any swap, short sale or similar arrangements relating to such securities, for a period of six months after the issuance of the FutureX Convertible Note. In connection with this transaction, the Group and FutureX Innovation SPC entered into a registration rights agreement, pursuant to which FutureX Innovation SPC has the right to require the Group, within 15 months following the issuance of the FutureX Convertible Note, to file a registration statement with the SEC covering the offer and sale of the Class B ordinary shares issued upon conversion of the FutureX Convertible Note, as well as certain customary piggyback registration rights.

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

•                  Expected dividend yield of 0%

•                  Risk-free interest rate of 3.12%, for the conversion options

•                  Expected life of 1.5 years

•                  Market price at issuance date of US$5.73

The fair value of embedded conversion feature were RMB596 and calculated using the binomial model based on the following variables at inception on December 31, 2018:

•                  Strike price of US$6.50, for the conversion options

•                  Expected volatility of 56.0% calculated using the Company’s historical price of its Class B ordinary shares

•                  Expected dividend yield of 0%

•                  Risk-free interest rate of 3.02%, for the conversion options

•                  Expected life of 0.83 years

•                  Market price at issuance date of US$2.23

The fair value of embedded conversion feature became nil on November 5, 2019 upon the expiration of the conversion options.

GRIDSUM HOLDING INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except for share and per share data)

Convertible note balance as of December 31, 2018 and 2019 were RMB242,702 and RMB278,472, net of debt discount were RMB32,318 and nil, respectively. Amortization of debt discount for the years ended December 31, 2018 and 2019 was RMB25,337 and RMB32,337, respectively. Gain on change in fair value of aforementioned derivative liabilities for the years ended December 31, 2018 and 2019 were RMB57,890 and RMB599 respectively. Interest expenses in relation to this convertible note for the years ended December 31, 2018 and 2019 was RMB4,987 and RMB6,594, respectively.

The Company has not yet repaid the FutureX Convertible Note on November 5, 2019. On December 9, 2019, FutureX served a statutory demand on the Company, under which FutureX (i) claims that the Company owes, as of December 9, 2019, a total amount of US$41,913,498 under the Note (the “Debt”), (ii) demands that the Company pay the Debt or secure or compound for it to FutureX’s satisfaction, and (iii) states that if payment of the Debt is not made within 21 days of the date when the statutory demand was served on the Company, the Company will be deemed to be insolvent and a winding up petition may be presented against the Company in accordance with applicable Cayman laws.

On March 3, 2020, the Company entered into an extension agreement (the “Extension Agreement”) with FutureX, pursuant to which the parties agreed to extend the maturity date of the Note to May 31, 2020 (the “New Maturity Date”). In consideration of the extension, the Company agreed to pay to the Investor an extension fee on the New Maturity Date, and increase the interest rate of the Note to 24% per year effective from January 1, 2020. Pursuant to the terms of the Extension Agreement, the Investor has waived any prior or current event of default arising out of or in connection with the failure by the Company to pay principal or interest under the Note prior to the date of the Extension Agreement, and withdrawn any prior or current demand made by it or its representatives with respect to repayment of the Note, including without limitation its statutory demand served on the Company on December 9, 2019.

As of November 5, 2019, total outstanding amount under the Note due to FutureX was RMB 290,288 (US$41,697) (the “Principal Amount”) with additional RMB 1,995 (US$287) (the “Original Interest”) interest incurred from November 5, 2019 to December 31, 2019. In consideration of the foregoing, the Company shall pay to FutureX, in addition to the Principal Amount and the Original Interest, an extension fee in the amount of RMB 13,934 (US$2,001)(the “Extension Fee”) on the New Maturity Date.

11.            Long-term borrowing

On May 30, 2019, Beijing Moment Everlasting Ad Co., Ltd. (“Beijing Moment”), a consolidated affiliated entity of Gridsum Holding Inc. (the “Company”), entered into a loan agreement with an entity affiliated with Hammer Capital Private Investments Limited, an existing shareholder with ownership of less than 10% of the Company (the “Lender”). Pursuant to the loan agreement, the Lender provided a working capital loan in the amount of RMB120 million (the “RMB Loan”) to Beijing Moment. The RMB Loan bears interest at 4% per annum and has a term of 24 months, and may be prepaid by the Company before the maturity date. The loan agreement includes other customary terms and covenants, including certain events of default after which the RMB Loan may be due and payable immediately. The RMB Loan is guaranteed by certain of the Company’s consolidated affiliated entities and subsidiaries, including Beijing Gridsum Technology Co., Ltd., Gridsum Holding (Beijing) Co., Ltd., Beijing Yunyang Ad Co., Ltd. and Dissector (Beijing) Technology Co., Ltd., and is secured by the pledge of intellectual properties held by Beijing Moment, Beijing Gridsum Technology Co., Ltd., Beijing Yunyang Ad Co., Ltd. and Dissector (Beijing) Technology Co., Ltd.

In connection with and as part of the consideration for the extension of the RMB Loan by the Lender, on May 30, 2019, the Company issued to Hammer Capital China Limited (the “Warrant Holder”), an affiliate of the Lender, a warrant to purchase Class B ordinary shares of the Company (the “Warrant”). Under the Warrant, the Warrant Holder may purchase Class B ordinary shares of the Company at the exercise price of US$4.0261 per share (the “Warrant Price”), for up to a total number of Class B ordinary shares representing the aggregate exercise price of US$14.45 million (the “Maximum Purchase Amount”). The Maximum Purchase Amount will be increased to US$17.34 million if the RMB Loan is not repaid in full by May 30, 2020, and further increased to US$21.68 million if the RMB Loan is not repaid in full by November 30, 2020. The Warrant is exercisable in whole or in part from time to time until May 30, 2022. However, the Warrant Holder may only exercise such portion of the Warrant to the extent that the Warrant Holder, together with its affiliates and any other persons acting as a group together with it or any of its affiliates, would beneficially own up to 19.9% of the total outstanding Class B ordinary shares of the Company after the exercise. The Warrant Holder may waive such beneficial ownership limit by not less than 61 days’ prior notice to the Company.

GRIDSUM HOLDING INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except for share and per share data)

The Warrant shares’ strike price is denominated in US$ and the Group’s functional currency is RMB, therefore, those warrants are not considered indexed to the Company’s own stock which should be classified as derivative liabilities.

The fair value of warrant liabilities were RMB29,005 and calculated using the binomial model based on the following variables at inception on May 30, 2019:

•                  Strike price of US$4.0261

•                  Expected volatility of 56.0% calculated using the Company’s historical price of its Class B ordinary shares

•                  Expected dividend yield of 0%

•                  Risk-free interest rate of 2.65%, for the conversion options

•                  Expected life of 3.0 years

•                  Market price at issuance date of US$3.40

The fair value of warrant liabilities were RMB1,974 and calculated using the binomial model based on the following variables at inception on December 31, 2019:

•                  Strike price of US$4.0261

•                  Expected volatility of 56.0% calculated using the Company’s historical price of its Class B ordinary shares

•                  Expected dividend yield of 0%

•                  Risk-free interest rate of 2.39%, for the conversion options

•                  Expected life of 2.42 years

•                  Market price at issuance date of US$1.22

Gain on change in fair value of aforementioned derivative liabilities for the years ended December 31, 2019 were RMB27,230.

12.            Corporate bond

On July 16, 2019, the Company entered into a financing agreement with the Beijing Zhongguancun Technology Finance Guarantee Co., Ltd. (“Beijing Zhongguancun Technology”), pursuant to the Company issued RMB20 million corporate bond with interest at 6.5% per annum and has a term of 36 months. The corporate bond are guaranteed by Beijing Zhongguancun Technology, the originated guarantor. Beijing Gridsum Technology Co., Ltd. (“Gridsum Technology”), Mr. Guocheng Qi, the Co-Founder, chief executive officer and chairman of the Company, Mr. Guofa Yu, the director of the Company, and Michael Yang Xu, the Co-President of the Company, are the joint counter-guarantor of Beijing Zhongguancun Technology, which pledged by Gridsum Technology’s accounts receivables and Mr Qi’s personal tangible assets.

The total corporate bond issuance cost including services fees, underwriting fees, guarantee fees and valuation fees amounted to RMB1,992. These issuance costs are recognized as a discount to the cooperate bond and are being amortized to interest expense over the life of the note using the effective interest method. The annual underwriting fees, guarantee fees and valuation fees in aggregate of RMB624 are due annually on each of July 1, 2020 and 2021. 6.5% annual interest of RMB1,300 are due annually on each of the July 1, 2020, 2021 and 2022 along with the principal balance of RMB 20,000 to be due on July 1, 2022. The effective interest rate of this corporate bond with the consideration of the issuance costs, underwriting fees, guarantee fees and valuation fees, is 12.9%. Interest expense in relation to this corporate bond for the year ended December 31, 2019 amounted to RMB1,024.

GRIDSUM HOLDING INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except for share and per share data)

13.            Taxation

(a) Value added tax

The Group’s revenues are subject to VAT at the rate of 6%. The Group’s VAT payable balance amounted to RMB11,827 and RMB25,630 as of December 31, 2018 and 2019, respectively.

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

High and new technology enterprises (“HNTE”) will enjoy a preferential enterprise income tax rate of 15% under the CIT Law. Beijing Gridsum Technology Co., Ltd. and Guoxinjunhe (Beijing) Technology Co., Ltd, the Group’s consolidated affiliated entities in the PRC, which are qualified as a HNTE under the CIT Law, is eligible for a preferential enterprise income tax rate of 15% for the period from 2014 to 2019 so long as they obtain approval from relevant tax authority if they are profitable during the period. In 2016, Beijing Moment Everlasting Ad Co., Ltd. and Beijing Yunyang Ad Co., Ltd. obtained the qualification of “HNTE” with a preferential enterprise income tax rate of 15% for the period from 2016 to 2021.

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

GRIDSUM HOLDING INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except for share and per share data)

The following table sets forth the component of income tax expenses of the Group for the years ended December 31, 2017, 2018 and 2019:

	For the Year Ended December 31,
	2017	2018	2019
	RMB	RMB	RMB
Current tax expenses	15,571	12,839	639
Deferred tax recovery	(11,296)	(28,004)	(27,649)
Income tax expenses/(benefit)	4,275	(15,165)	(27,010)

Reconciliation of the differences between PRC statutory income tax rate and the Group’s effective income tax rate for the years ended December 31, 2017, 2018 and 2019 is as follows:

	For the year ended December 31,
	2017	2018	2019
	%	%	%
PRC statutory tax rate	25.0	25.0	25.0
Effect of overseas tax-exempt entities	(15.5)	(15.9)	(8.1)
Effect of tax holidays	(3.1)	(3.0)	(6.3)
Effect of lower tax rate entities	(0.1)	(0.1)	0.1
Permanent book-tax differences	(0.5)	(0.2)	(0.4)
Changes in valuation allowance	(4.3)	(2.8)	(5.4)
Change of tax rate	(3.0)	0.0	0.0
Withholding tax	(0.3)	(0.1)	(0.1)
Effective tax rate	(1.8)	2.9	4.8

(c) Deferred tax assets and liabilities

The following table sets forth the significant components of the aggregate deferred tax assets and liabilities:

	As of December 31,
	2017	2018	2019
	RMB	RMB	RMB
Deferred tax assets
Education expense	10	8	8
Advertising expense	179	423	423
Provision for bad debt	7,186	9,665	30,345
Accrued expense	159	367	334
Charitable donation	910	2,046	2,046
Capitalized R&D in PRC tax return	13,160	13,160	13,160
Intangible assets under PRC Law	1,364	3,905	7,623
Loss carry-forward	28,747	65,448	98,884
Total deferred tax assets	51,715	95,022	152,823
Less: Valuation allowance	33,323	48,663	78,852
Total deferred tax assets, net	18,392	46,359	73,971
Intangible assets from acquisitions	249	212	175
Total deferred tax liabilities, net	249	212	175

GRIDSUM HOLDING INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except for share and per share data)

As of December 31, 2019, the Group had net operating loss carryforwards of approximately RMB9,824 attributable to the Hong Kong subsidiary and of approximately RMB615,154 attributable to the PRC subsidiaries, VIEs and VIEs’ subsidiaries. The loss carried forward by the Hong Kong subsidiary can be carried forward to net against future taxable income without a time limit, while the loss carried forward by the PRC companies will expire from 2019 to 2029.

A valuation allowance is provided against deferred tax assets when the Group determines that it is more likely than not that the deferred tax assets will not be utilized in the foreseeable future. In making such determination, the Group evaluates a variety of factors including the Group’s operating history, accumulated deficit, existence of taxable temporary differences and reversal periods.

The changes in valuation allowance for the years ended December 31, 2017, 2018 and 2019 are as follows:

	As of December 31,
	2017	2018	2019
	RMB	RMB	RMB
Balance at beginning of the year	22,909	33,323	48,663
Provision	10,414	15,340	30,189
Balance at end of the year	33,323	48,663	78,852

14.            Redeemable Convertible Preferred Shares

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

15.            Ordinary Shares

As of December 31, 2018 and 2019, the Company is authorized to issue a maximum of 200,000,000 ordinary shares, comprised of 20,000,000 Class A ordinary shares with a par value of US$0.001 per share and 180,000,000 Class B ordinary shares with a par value of US$0.001 per share. Holders of Class A ordinary shares and Class B ordinary shares have the same rights except for voting and conversion rights. The holders of Class A Ordinary Shares shall have ten votes in respect of each Class A Ordinary Share held, the holders of Class B Ordinary Shares shall have one vote in respect of each Class B Ordinary Share held. Each Class A ordinary share is convertible into one Class B ordinary share at any time by the holder thereof. Class B ordinary shares are not convertible into Class A ordinary shares under any circumstances.

GRIDSUM HOLDING INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except for share and per share data)

On March 4, 2019, the Group completed the transactions contemplated by the share subscription agreement (the “Subscription Agreement”) dated February 28, 2019 between the Company and certain equity investment firms (the “Investors”). In accordance with the Subscription Agreement, the Investors made an aggregate investment of approximately US$11.1 million by subscribing for 3,461,902 newly issued Class B ordinary shares of the Company, par value US$0.001 per share, at a subscription price of US$3.20 per share.

As of December 31, 2018 and 2019, 4,543,461 Class A Ordinary Shares were issued and outstanding. As of December 31, 2018 and 2019, 26,289,929 and 30,032,890 Class B Ordinary Shares were issued and outstanding, respectively.

16.            Share-based Compensation

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

On July 16, 2019, the Group entered into contractual arrangements with certain of its executive officers and key employees, pursuant to which the Company cancelled a total of 1,170,000 options to purchase the Company’s Class B ordinary shares, which were granted to such individuals on January 3, 2017 pursuant to the Gridsum Holding Inc. Equity Incentive Plan (“2017 Equity Incentive Plan”). In exchange, the Company granted to such individuals a total of 866,665 restricted share units under the Equity Incentive Plan.

Share-based compensation expenses for the total share-based awards which are based on service conditions are recognized using the straight-line attribution approach. For the years ended December 31, 2017, 2018 and 2019, the Group recognized total share-based compensation expenses of RMB22,927, RMB39,026 and RMB52,450, respectively.

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

During 2019, the Group granted 1,425,000 stock options with an average exercise price of US$2.23 per share under the Stock Option Plan. All of the options were to be vested over four years, one fourth (1/4) vesting and exercisable upon the first anniversary of the date of grant, and the remaining vesting monthly thereafter in 36 equal monthly installments.

GRIDSUM HOLDING INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except for share and per share data)

Valuation Assumptions: The Group estimated the fair value of stock options using the binominal option-pricing model with assistance from an independent valuation firm. The fair value of each option grant is estimated on the date of grant with the following assumptions:

	For the year ended December 31,
	2017		2018		2019
Exercise price	US$	10.11	US$	6.34	US$	2.23
Risk free rate of interest	3.14%		3.02%		3.03%
Dividend yield	—		—		—
Life of option (years)	10		10		10
Volatility	46%		56%		56%

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

A summary of the Group’s stock option activities for the years ended December 31, 2017, 2018 and 2019 is presented below:

	Number of Options	Weighted Average Exercise Price US$	Weighted Average Remaining Contractual Life In years	Aggregate Intrinsic Value US$
Outstanding as of December 31, 2016	2,436,661	$0.42	6.24	34,423
Granted	1,320,000	$10.11	—	—
Forfeited/expired	(44,606)	$0.42	—	—
Exercise	(1,088,647)	$0.42	—	—
Outstanding as of December 31, 2017	2,623,408	$5.48	7.15	25,781
Granted	320,000	$6.34	—	—
Forfeited/expired	(138,829)	$9.49	—	—
Exercise	(9,317)	$0.42	—	—
Outstanding as of December 31, 2018	2,795,262	$5.15	6.45	8,763
Granted	1,425,000	$2.23	—	—
Forfeited/expired	(1,171,167)	$10.00	—	—
Exercise	(136,827)	$0.42	—	—
Outstanding as of December 31, 2019	2,912,268	$1.96	6.72	—
Exercisable as of December 31, 2019	1,287,267	$0.97	3.82	—

The weighted average grant date fair value of options granted for the year ended December 31, 2017, 2018 and 2019 was US$4.93, US$4.31 and US$1.52, respectively. For the years ended December 31, 2017, 2018 and 2019, total share-based compensation expenses recognized by the Group for the share options granted were RMB22,927, RMB16,751 and RMB17,106, respectively. As of December 31, 2017, 2018 and 2019, there was RMB38,300, RMB29,200 and RMB26,940 of total unrecognized compensation expense, adjusted for estimated forfeitures, related to non-vested share-based compensation arrangement under the Stock Option Plan, respectively. These expense are expected to be recognized over a weighted average period of 2.1 years, 1.27 years and 2.25 years as of December 31, 2017, 2018 and 2019, respectively. Total unrecognized compensation expense may be adjusted for future changes in estimated forfeitures.

GRIDSUM HOLDING INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except for share and per share data)

Restricted Stock Units

During 2019, the Group granted 304,746 restricted stock units (“RSU”). RSU are share awards that, upon vesting, will deliver to the holder shares of the Group’s ordinary shares. All of the RSU were to be vested over four years, one fourth (1/4) vesting and exercisable upon the first anniversary of the date of grant, and the remaining vesting monthly thereafter in 36 equal monthly installments. The Group satisfies RSU vesting through the issuance of new shares or settle by cash.

Share-based compensation expenses for the total share-based awards which are based on service conditions are recognized using the straight-line attribution approach. For the years ended December 31, 2017, 2018 and 2019, the Group recognized share-based compensation expenses of nil, RMB22,275 and RMB35,344 respectively, for the restricted stock units.

A summary of the Group’s restricted stock activity for the years ended December 31, 2017, 2018 and 2019 is presented below:

	Number of RSU	Weighted Average Grant date fair value US$
Outstanding as of December 31, 2017	936,699	$9.75
Awarded	651,117	$8.62
Forfeited	(180,620)	$9.77
Vested	(354,982)	$8.61
Outstanding as of December 31, 2018	1,052,214	$9.43
Awarded	304.746	$3.09
Exchanged from options	866,665	3.05
Forfeited	(217,938)	$9.53
Vested	(1,191,192)	$6.08
Outstanding as of December 31, 2019	814,495	6.29

17.    Business Combination

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

18.    Net Loss per Share

The following table sets forth the basic and diluted net loss per share computation and provides a reconciliation of the numerator and denominator for the periods presented:

	For the year ended December 31,
	2017	2018	2019
	RMB	RMB	RMB
Numerator:
Net loss attributable to Gridsum Holding Inc.	(238,996)	(521,325)	(537,929)
Numerator for basic and diluted net loss per share	(238,996)	(521,325)	(537,929)
Denominator:
Weighted average number of ordinary shares outstanding, basic and diluted	30,243,250	30,827,600	33,810,862
Net loss per share attributable to Gridsum’s ordinary shareholders—Basic and diluted	(7.90)	(16.91)	(15.91)

Basic net loss per share is computed using the weighted average number of the ordinary shares outstanding during the period. Diluted net loss per share is computed using the weighted average number of ordinary shares and dilutive ordinary share equivalents outstanding during the period. For the years ended December 31, 2017, 2018 and 2019, options to purchase ordinary shares that were anti-dilutive and excluded from the calculation of diluted net loss per share was 1,605,961, 2,754,327 and 3,462,156 on a weighted average basis, respectively. For the years ended December 31, 2017, 2018 and 2019, the conversion shares from the Group’s convertible note of nil, 4,080,084 and 6,153,846, respectively, on a weighted average basis were also antidilutive and excluded from the calculation of diluted net loss per share.

19.    Lease

Effective January 1, 2019, the Company adopted ASU 2016-02, “Leases” (Topic 842), and elected the package of practical expedients that does not require the Company to reassess: (1) whether any expired or existing contracts are, or contain, leases, (2) lease classification for any expired or existing leases and (3) initial direct costs for any expired or existing leases. The impact of the adoption of the ASC 842, as of January 1, 2019, the Company recognized RMB146,872 ROU assets and RMB154,226 lease liabilities, primarily related to leases of facilities. The ROU and lease liabilities are determined based on the present value of the future minimum rental payments of the lease as of the adoption date, using an effective interest rate of 4.0%, which is determined using an incremental borrowing rate with similar term in the PRC. The average remaining lease term of its existing leases is 3.09 years. The adoption of this standard resulted in the recording of operating lease assets and operating lease liabilities as of January 1, 2019, with no related impact on the Company’s consolidated statement of changes in stockholders’ equity or consolidated statements of operations and comprehensive loss.

GRIDSUM HOLDING INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except for share and per share data)

The Company occupies various offices under operating lease agreements with a term shorter than 12 months which it elected not to recognize lease assets and lease liabilities under ASC 842. Instead, the Company recognized the lease payments in profit or loss on a straight-line basis over the lease term and variable lease payments in the period in which the obligation for those payments is incurred.

The Company’s lease agreements do not contain any material residual value guarantees or material restrictive covenants.

Rental expenses were RMB35,553 and RMB60,841 and RMB57,702 for the years ended December 31, 2017, 2018 and 2019, respectively.

The following table sets forth the Company’s minimum lease payments in future periods:

Twelve Months Ending December 31,	Lease payments
RMB
2020	43,491
2021	39,625
2022	32,767
2023	15,815
Total lease payments	131,698
Less: discount	(8,259)
Present value of lease liabilities	123,439

20.    Commitments and Contingencies

(a)     Commitment

We have entered into serval donation, services, car rental and other miscellaneous agreements. As of December 31, 2019, future minimum payments under these agreements were as follows:

Total
RMB
2020	16,557
2021	3,545
2022	1,744
2023 and thereafter	110
Total	21,956

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

GRIDSUM HOLDING INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except for share and per share data)

On April 25, 2018 and June 25, 2018, purported securities class action complaints were filed in the United States District Court for the Southern District of New York against the Company, Guosheng Qi and Michael Peng Zhang, among other defendants. These lawsuits, which are captioned Xu v. Gridsum Holding Inc., et al., Case No. 18-CV-3655, and Li v. Gridsum Holding Inc., et al., Case No. 18-CV-5749, alleged, among other things, that “false and/or misleading statements” were made “and/or” the Company failed to disclose its lack of effective controls over financial reporting, in connection with Gridsum’s announcement on April 23, 2018 that its financial statements for the year ended December 31, 2016 should no longer be relied upon. On September 17, 2018, the court appointed a lead plaintiff pursuant to the Private Securities Litigation Reform Act of 1995 and ordered the lawsuits consolidated. A consolidated amended complaint was filed on November 30, 2018 that variously alleges violations of Sections 10(b) and 20(a) of the Securities Exchange Act of 1934, Rule 10b-5 of the Securities Exchange Act of 1934, and Sections 11 and 15 of the Securities Act for a putative class period from September 22, 2016 to April 20, 2018, against the Company and its current and former officers and directors, among other defendants. On March 1, 2019, the lead plaintiff filed a second amended class action complaint, or the SAC, that alleges a putative class period between September 22, 2016 to January 7, 2019. The Company and a defendant who is a former director filed a motion to dismiss the SAC. On March 30, 2020, the court granted the motion with respect to certain claims, dismissing the claims under Sections 11 and 15 of the Securities Act in their entirety, and the Section 10(b) claim of the Exchange Act with respect to the director. The court in the same order also denied the lead plaintiffs’ motion for alternative service on the remaining individual defendants who were named in the SAC, but have not yet been served. The lead plaintiff has been given until May 1, 2020 to amend the SAC should he elect to do so.

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

21.    Restricted Net Assets

Relevant PRC laws and regulations permit payments of dividends by the subsidiaries and the VIEs incorporated in the PRC only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. In addition, each of the Company’s subsidiaries and VIEs is required to annually appropriate 10% of net after-tax income to the statutory general reserve fund (Note 2(z)) prior to payment of any dividends, unless such reserve funds have reached 50% of its respective registered capital. For the years ended December 31, 2018 and 2019, the statutory reserve amounted to RMB12,903 and RMB12,903, respectively. As a result of these and other restrictions under PRC laws and regulations, the subsidiaries, VIEs and VIE subsidiaries are restricted in their ability to transfer a portion of their net assets to the Company either in the form of dividends, loans or advances of the Group’s total consolidated net assets. As of December 31, 2018 and 2019, the total restricted net assets of the Company’s subsidiaries, VIEs and VIE subsidiaries incorporated in PRC and subjected to restriction amounted to approximately RMB177,408 and RMB70,090, respectively. Even though the Group currently does not require any such dividends, loans or advances from the PRC entities for working capital and other funding purposes, the Company may in the future require additional cash resources from them due to changes in business conditions, to fund future acquisitions and development, or merely to declare and pay dividends or distributions to its shareholders. Except for the above, there is no other restriction on the use of proceeds generated by the Group’s subsidiaries, VIEs and VIE subsidiaries to satisfy any obligations of the Group.

22.    Subsequent Events

In December 2019, a novel strain of coronavirus, or COVID-19, surfaced and it has spread rapidly to many parts of China and other parts of the world, including the United States. The epidemic has resulted in quarantines, travel restrictions, and the temporary closure of stores and facilities in China and elsewhere. Substantially all of the Company’s revenue is concentrated in China. Consequently, the COVID-19 outbreak may materially adversely affect the Company’s business operations, financial condition and operating results for 2020, including but not limited to material negative impact on the Company’s total revenues, slower collection of accounts receivables and additional allowance for doubtful accounts. Because of the significant uncertainties surrounding the COVID-19 outbreak, the extent of the business disruption and the related financial impact cannot be reasonably estimated at this time.

In July 2019, our board of directors received a preliminary non-binding proposal letter from Guosheng Qi, Guofa Yu, their respective affiliated entities, and Beta Dynamic Limited, an affiliate of Hammer Capital Private Investments Limited, to acquire our company in a going private transaction for US$3.80 in cash per ADS or ordinary share. Our board of directors formed a special committee consisting of independent directors to evaluate the proposal and any other alternative transactions. On May 1, 2020, our board of directors received a revised non-binding proposal letter, from Guosheng Qi, Guofa Yu, their respective affiliated entities, Beta Dynamic Limited, Shenzhen Qianhai Banyan Capital Investment & Management Co., Ltd and Hangzhou Yutao Capital Co., Ltd, to acquire our company in a going private transaction for US$2.00 in cash per ADS or ordinary share.

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

As of December 31, 2018 and 2019, there were no material commitments or contingencies, significant provisions for long-term obligations or guarantees of the Company, except for those which have been separately disclosed in the consolidated financial statements, if any.

Inter-company charges, share-based compensation and other miscellaneous expenses for the years ended December 31, 2017, 2018 and 2019, which were previously recognized at the parent company level, had been pushed down to the WFOE/VIE level given the majority of services were provided to the WFOE/VIE entities.

GRIDSUM HOLDING INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except for share and per share data)

Condensed Balance Sheets of Parent Company

	As of December 31,
	2018	2019	2019
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	4,493	324	47
Accounts receivable, net	—	81	12
Amounts due from subsidiaries and VIEs	55,460	—	—
Prepayments and other current assets	9,982	15,541	2,231
Total current assets	69,935	15,946	2,290
Total assets	69,935	15,946	2,290
LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIENCY)
Current liabilities:
Accrued expenses and other current liabilities	23,476	36,849	5,293
Salaries and welfare payable	—	1,367	196
Amounts due to subsidiaries and VIEs	—	344,831	49,532
Total current liabilities	23,476	383,047	55,021
Total liabilities	23,476	383,047	55,021
Commitments and contingencies
Shareholders’ equity (deficiency)
Ordinary shares—Class A (US$0.001 par value; 20,000,000 shares authorized, 4,543,461 shares issued and outstanding as of December 31, 2018 and 2019, respectively)	31	31	4
Ordinary shares—Class B (US$0.001 par value; 180,000,000 shares authorized, 26,289,929 and 30,032,890 shares, issued and outstanding as of December 31, 2018 and 2019, respectively)	177	202	30
Additional paid-in capital	1,146,253	1,272,959	182,848
Statutory Reserve	12,903	12,903	1,853
Accumulated other comprehensive loss	(35,496)	(37,858)	(5,437)
Accumulated deficit	(1,077,409)	(1,615,338)	(232,029)
Gridsum’s shareholders’ equity (deficiency)	46,459	(367,101)	(52,731)
Total liabilities and shareholders’ equity	69,935	15,946	2,290

GRIDSUM HOLDING INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except for share and per share data)

Condensed Statements of Operations and Comprehensive Loss of Parent Company

	For the year ended December 31,
	2017	2018	2019	2019
	RMB	RMB	RMB	US$
Revenues	—	—	—	—
Cost of revenues	—	—	—	—
Gross profit	—	—	—	—
Operating expenses:
Sales and marketing expenses	—	—	—	—
Research and development expenses	—	—	—	—
General and administrative expenses	(872)	(53)	(2,839)	(408)
Total operating expenses	(872)	(53)	(2,839)	(408)
Loss from operations	(872)	(53)	(2,839)	(408)
Loss from subsidiaries and VIEs	(238,124)	(521,272)	(535,090)	(76,861)
Net loss	(238,996)	(521,325)	(537,929)	(77,269)
Net loss attributable to Gridsum’s ordinary shareholders	(238,996)	(521,325)	(537,929)	(77,269)
Comprehensive loss	(259,576)	(527,502)	(539,251)	(77,459)

GRIDSUM HOLDING INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except for share and per share data)

Condensed Statements of Cash Flows of Parent Company

	For the Year Ended December 31,
	2017	2018	2019	2019
	RMB	RMB	RMB	US$
Cash flows from operating activities:
Net cash provided by/(used in) operating activities	2,424	(10,753)	6,260	899
Cash flows from investing activities:
Investment of subsidiaries and VIEs	(291,008)	(12,136)	(84,710)	(12,168)
Net cash used in investing activities	(291,008)	(12,136)	(84,710)	(12,168)
Cash flows from financing activities:
Proceeds from issuance of Series C preferred shares	—	—	—	—
Proceeds from issuance of ordinary shares	3,091	27	74,281	10,670
Payment of financing costs in connection with the issuance of Series C preferred shares	—	—	—	—
Payment for IPO costs	(3,362)	—	—	—
Net cash provided by/(used in) financing activities	(271)	27	74,281	10,670
Net decrease in Cash, cash equivalents and restricted cash	(288,855)	(22,862)	(4,169)	(599)
Cash, cash equivalents and restricted cash at the beginning of the year	316,210	27,355	4,493	646
Cash, cash equivalents and restricted cash at the end of the year	27,355	4,493	324	47